SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

June 13, 2007

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. material change report dated April 5, 2007 regarding approval by board of directors of the principal terms of a subscription agreement (the "Subscription Agreement");

2. report of voting results for annual general and special meeting of shareholders held on April 25, 2007;

3. press release dated April 27, 2007 announcing execution of joint venture agreements;

4. material change report dated May 7, 2007 regarding entering into of the Subscription Agreement;

5. Subscription Agreement dated April 27, 2007;

6. press release dated May 7, 2007 announcing first quarter 2007 results;

7. unaudited consolidated financial statements for the three months ended March 31, 2007;

8. management's discussion and analysis for the three months ended March 31, 2007;

9. a certificate of the Corporation's Chief Executive Officer dated May 7, 2007 required to be filed under National Instrument 52-109;

10. a certificate of the Corporation's Chief Financial Officer dated May 7, 2007 required to be filed under National Instrument 52-109; and

11. press release dated May 21, 2007 announcing completion of joint venture agreements.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Lisa Marchese

Per: Lisa Marchese
Law Clerk

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation (the "Company")
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

March 26, 2007

ITEM 3: PRESS RELEASE

A press release was issued by the Company on March 26, 2007. A copy of the press release is attached hereto as Schedule A.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On March 26, 2007 the Company announced the approval by its board of directors of the principal terms of a subscription agreement (the "Subscription Agreement") between the Company, its wholly-owned subsidiary Global Alumina International, Ltd. ("GAI"), GAI's wholly-owned subsidiary Guinea Alumina Corporation, Ltd. ("Guinea Alumina") and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala" and collectively with BHP Billiton and DUBAL, the "Subscribers"), pursuant to which the Subscribers will subscribe for, and Guinea Alumina will issue, fractional interests in the equity capital of Guinea Alumina. Pursuant to the Subscription Agreement, GAI and Guinea Alumina will enter into a shareholders' agreement (the "Shareholders' Agreement") with the Subscribers and the Company, GAI and Guinea Alumina will enter into certain other related agreements (together with the

Subscription Agreement and Shareholders' Agreement, the "JV Transaction Agreements") with the Subscribers or their respective affiliates.

The JV Transaction Agreements will govern the development and operation of the alumina refinery project in the Republic of Guinea (the "Project") which is currently under development by the Company's Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company"). The Company will retain a one-third interest in Guinea Alumina and will receive in four instalments, subject to satisfaction of certain milestones, approximately US$260 million in consideration for the sale of a two-thirds interest in Guinea Alumina. Assuming receipt in full of all four milestone payments, the indicative value of the aggregate purchase price paid under the Subscription Agreement is approximately US$1.91 per outstanding common share of the Company. Completion of the sale is subject to a number of conditions and is expected to occur in April 2007. A copy of the Subscription Agreement, once executed, will be available on the Company's reference page at www.sedar.com.

On March 26, 2007 the board of directors of the Company (the "Board"), on the recommendation of a special committee of independent directors, determined that the Company is in serious financial difficulty, that the JV Transaction Agreements and transactions in connection therewith are designed to improve the financial position of the Company and that the terms of the joint venture are reasonable under the circumstances of the Company. As a consequence, the joint venture transaction is exempt from the valuation requirements and minority shareholder approval requirements applicable to related party transactions under Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* ("Rule 61-501"). The Toronto Stock Exchange (the "TSX") notified the Company, and announced on March 27, 2007, that it will review the eligibility of the Company for continued listing based on the Company's current financial condition. The Company has been granted 120 days in which to regain compliance with continued listing requirements, pursuant to the TSX Remedial Review Process. Management of the Company is confident that completion of the JV Transaction Agreements will improve the financial position of the Company and enable it to satisfy the TSX with respect to its financial condition.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Purpose and Reasons for the Joint Venture Transaction

The purpose of the joint venture transaction is to enable the Company to finance the development of the Project and to continue its development and implementation in accordance with the investment and concession agreement with the Government of the Republic of Guinea signed on October 15, 2004, as amended and restated May 16, 2005 (the "Basic Agreement") and the formal decree issued January 23, 2006 granting the mining concession (the "Mining Concession") to the Company.

The Project is a high risk venture requiring a further investment of approximately US$3 billion, being undertaken by a start up entrant in a highly concentrated industry and very difficult environment. At this stage, the Company is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and funding of capital expenditures. The

Company has had to reduce its monthly expenditures by approximately 35% in order to conserve cash. As a consequence, Project development has slowed to a pace sufficient to enable the Company to meet its obligations to the Government of the Republic of Guinea under the Basic Agreement and Mining Concession.

The Company's cash requirements are being met almost entirely from advances made by the Subscribers or certain of their affiliates under the US$100 million secured loan facility agreement effective November 2, 2006 (the "Loan Agreement"). Pursuant to the Loan Agreement, US$50 million of the facility has been advanced to date. All amounts owing under the Loan Agreement will become repayable with accrued and unpaid interest on May 31, 2007 if the Company and the Subscribers fail to enter into the Subscription Agreement.

The Company encountered several challenges in recent efforts to raise further equity financing at the public company level. First, the significant worldwide escalation of costs relating to construction and development in resource based industries arising from current global economic conditions has caused an upward revision of the Project's projected construction and development costs since its inception. Second, consolidation in the aluminium industry has resulted in a reduction in the number of strategic investors available to the Company. Third, all investors stated a preference, for tax and other reasons, to invest directly at the Project level and not in the public company. Fourth, current market prices for the Company's shares in management's view have not reflected an appropriate valuation of the Project.

The Project is significantly enhanced by the involvement of BHP Billiton and DUBAL, both major players in the aluminium industry, and by Mubadala, an investment arm of the Government of Abu Dhabi. BHP Billiton reports that it is the world's sixth largest producer of primary aluminium, with a total operating capacity in excess of one million tonnes of aluminium, approximately 14 million tonnes of bauxite and four million tonnes of alumina per year. DUBAL is the owner of one of the largest single site aluminium smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminium products to more than 40 countries world-wide.

Upon completion of the initial subscription ("Completion"), the Subscribers will collectively make an initial payment to GAI of approximately US$151.1 million, and subject to Guinea Alumina achieving certain future milestones, will make three additional payments totalling US$108.9 million (bringing the total subscription price to US$260 million) in exchange for a two-thirds interest in Guinea Alumina. The Company has agreed to place 85% of all subscription proceeds in escrow to fund future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% freely available to fund ongoing corporate expenses. After Completion, GAI and the Subscribers will each make *pro rata* capital contributions to Guinea Alumina sufficient to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement (except that the Company will contribute 100% of amounts required to repay borrowings incurred to pay corporate costs).

On Completion, the resulting ownership structure of Guinea Alumina will be: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala. The overall rationale for the joint venture is to enable the Company to most efficiently raise the substantial equity capital necessary to complete the Project while retaining a one-third interest and joint control over the business

and strategic direction of Guinea Alumina and the Project Company. The aggregate expected proceeds of US$260 million will provide the Company with sufficient capital to fund its one-third share of up to approximately US$750 million of future Project equity requirements.

Final financing of the Project with the involvement of the Subscribers is expected to be completed by December 2007. Based on this schedule, alumina production would commence by the middle of 2010.

Detailed Description of the Joint Venture Transaction

Effective as of November 2, 2006, the Company entered into an agreement with the Subscribers (the "Framework Agreement") under which exclusive negotiations were established between the parties relating to the formation of the joint venture to develop and operate the Project. Effective as of the same date, the Company, GAI and Guinea Alumina entered into the Loan Agreement with the Subscribers and certain of their affiliates in order to fund the Company and its subsidiaries during the joint venture negotiation process.

Pursuant to the Subscription Agreement, the Subscribers will acquire an interest in the Project Company through their subscription for fractional interests in the equity capital of Guinea Alumina that will result in the ownership structure of Guinea Alumina being 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala.

The Subscribers will collectively pay GAI for their combined two-thirds interest in the Project Company as follows: (i) on Completion, a combined initial subscription price of approximately US$151.1 million; (ii) within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Company to the Project Company and a binding commitment for final debt financing of the Project having been received by the joint venture, a combined first deferred subscription price of approximately US$42.22 million; (iii) within five business days of the earlier of ten days after the completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project and June 30, 2007, provided such payment shall not be made until the requirements for the first deferred subscription price are met, a combined second deferred subscription price of approximately US$33.33 million; and (iv) within five business days of the date of a binding commitment for final debt financing of the Project, a combined third deferred subscription price of approximately US$33.33 million.

Completion of the Subscription Agreement will occur 20 days following execution of the Subscription Agreement or as soon as practicable thereafter provided that the Subscribers have confirmed that all conditions precedent have been satisfied. The conditions precedent must be completed within 90 days of execution of the Subscription Agreement. The Company believes it should be able to satisfy the conditions to Completion shortly after execution of the Subscription Agreement.

The Company has agreed to put 85% of the subscription proceeds in escrow to fund GAI's future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% or initially US$22.7 million (prior to receipt of deferred payments under the Subscription Agreement), freely available to fund ongoing corporate expenses and to repay approximately US$4.2 million of the borrowings under the Loan Agreement. The remaining approximately US$45.8 million of the amounts outstanding

will be repaid on Completion by all Guinea Alumina shareholders in proportion to their respective shareholdings in Guinea Alumina.

Upon execution of the Subscription Agreement, the Company may draw down further funds under the Loan Agreement prior to Completion in order to fund ongoing development costs of the Project through Completion.

Guinea Alumina will be governed by a board of directors comprised of shareholder representatives in proportion to the shareholdings of the parties. The Shareholders' Agreement provides that the board of directors of Guinea Alumina will be responsible for the overall management of the company and the formulation of policies to be applied to its business. Guinea Alumina will have a maximum of nine directors. Each of GAI and BHP Billiton will have the right to appoint three directors. DUBAL will have the right to appoint two directors and Mubadala will have the right to appoint one director.

For certain special matters, minimum combined votes are required from directors who represent shareholders of Guinea Alumina holding in the aggregate at least 76% of the outstanding capital of the company in order to pass such special resolutions including those relating to material contracts, the retention of profits and approval of the Project business plan and development plan. Unanimous consent of the directors of Guinea Alumina is required for certain matters, including any change in the capital structure of Guinea Alumina or business of the Project Company.

The Shareholders' Agreement contemplates that each of the shareholders will enter into an off-take agreement with the Project Company, on similar terms and at the same price, for its proportionate share of all available alumina production from the Project.

An affiliate of BHP Billiton will provide technical services to Guinea Alumina and the Project Company, including technology, maintenance, logistics and supply services.

Subscription Agreement

Summary

On March 26, 2007, the Company announced its approval of the Subscription Agreement under which the Subscribers will subscribe for, and Guinea Alumina will issue, fractional interests in the equity capital of Guinea Alumina. Each of BHP Billiton, DUBAL and Mubadala will subscribe for such fractional interests resulting in the ownership structure of Guinea Alumina after Completion being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala.

Pursuant to the Subscription Agreement, the Subscribers will pay GAI on Completion a combined initial subscription price of approximately US$151.1 million. Within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Company to the Project Company and a binding commitment for final debt financing of the Project having been received by the joint venture, the Subscribers will pay GAI a combined first deferred subscription price of approximately US$42.22 million. Within five business days of the earlier of ten days after the completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project and June 30, 2007, provided such payment shall not be made until the requirements for the first deferred

subscription price are met, a combined second deferred subscription price of approximately US$33.33 million and within five business days of the date of a binding commitment for final debt financing of the Project having been received by the joint venture, the Subscribers will pay GAI an additional combined third deferred subscription price of approximately US$33.34 million. The interests and associated payments are summarized in the following table.

Party	Fractional Interests	Completion Payment (US)	First Deferred Payment (US)	Second Deferred Payment (US)	Third Deferred Payment (US)	Totals (US)
GAI	1,000,000	–	–	–	–	–
BHP Billiton	1,000,000	$80 million	$20 million	$20 million	$20 million	$140 million
DUBAL	750,000	$51.11 million	$17.22 million	$8.33 million	$8.34 million	$85 million
Mubadala	250,000	$20 million	$5 million	$5 million	$5 million	$35 million
Totals	**3,000,000**	**$151.11 million**	**$42.22 million**	**$33.33 million**	**$33.34 million**	**$260 million**

Conditions Precedent to Completion

Completion of the Subscription Agreement will occur 20 days following execution of the Subscription Agreement or as soon as practicable thereafter provided that the Subscribers have confirmed that all conditions precedent have been satisfied. The conditions precedent must be satisfied within 90 days of execution of the Subscription Agreement and include: (i) the execution of all JV Transaction Agreements and related documents; (ii) the transfer of certain intellectual property rights to Guinea Alumina from related corporations; and (iii) customary opinions from legal counsel.

There can be no assurance the conditions precedent to Completion will be successfully completed.

Additional Provisions

Under the Subscription Agreement, GAI has agreed to indemnify the Subscribers from, among others things, (i) claims of a third party to obtain share capital of Guinea Alumina, GAI or the Company, (ii) claims of such third party to obtain off-take of alumina production from the Project, (iii) any claim of such third party brought against the Subscribers for interference in the exercise of rights under (i) or (ii) above, (iv) the failure of the Company and its subsidiaries to transfer, or satisfy any requirements with respect to the transfer of, the Mining Concession, and (v) certain tax indemnities with respect to liabilities arising from the previous tax treatment of GAI. All of the obligations of GAI under the Subscription Agreement are unconditionally guaranteed by the Company.

Any Subscriber can, by notice, terminate it obligations prior to Completion if (i) GAI fails to perform its obligations in any material respect, (ii) the warranties under the agreement were

materially inaccurate when given, (iii) there is a change in the business of the Project resulting in more than US$10 million in reduction of value of GAI, the Company and Guinea Alumina, as a whole, or affecting the Project's general viability, (iv) an Event of Default (as defined in the Loan Agreement) occurs and has not been waived by the lenders or (v) there is a repudiation or purported repudiation by the Government of Guinea of its consent to the transactions contemplated by the Subscription Agreement. In addition, any party can terminate the Subscription Agreement by notice to the other parties if the conditions precedent to Completion have not been satisfied or waived within 90 days of the date on which the Subscription Agreement is signed.

Shareholders' Agreement

Summary

On Completion, GAI, Guinea Alumina and the Subscribers will enter into the Shareholders' Agreement to govern management of Guinea Alumina and the Project.

Guinea Alumina's board of directors will have overall responsibility and control over management of Guinea Alumina and the Project and will have a maximum of nine directors. Each of GAI and BHP Billiton will have the right to appoint three directors, DUBAL will have the right to appoint two directors and Mubadala will have the right to appoint one director. BHP Billiton will also have the right to appoint Guinea Alumina's chief executive and chief financial officers.

If the shareholdings of the parties in Guinea Alumina vary in the future, entitlement to board representation is adjusted to equal 0.09 multiplied by the shareholding percentage, rounded to nearest whole number. Each shareholder must ensure it appoints at least one director. The voting entitlement of the directors appointed by each party will at all times equal the aggregate proportionate shareholdings of appointing shareholder. Only DUBAL and Mubadala are permitted to agree to vote together.

Voting Provisions

For certain special matters, minimum combined votes are required from directors who represent shareholders of Guinea Alumina holding in the aggregate at least 76% of the outstanding capital of the corporation in order to pass such special resolutions including: (i) borrowings in excess of US$100,000 during the development stage, US$200,000 during the construction stage and US$1,000,000 during operation of the Project; (ii) capital expenditures approved in the business plan in excess of US$3 million during development, US$40 million during construction and US$10 million during operation of the Project and capital expenditures equal to 10% of these values if such expenditures not in approved business plan; (iii) execution of contracts: (a) with a term in excess of three years; (b) approved in the business plan and valued in excess of US$6 million during development, US$40 million during construction and US$20 million during operation of the Project; or (c) 10% of the values in (b) if such a contract is not approved in the business plan; (iv) changes in accounting policies of Guinea Alumina or its subsidiaries, auditors or financial year-end; (v) retaining of any profits by Guinea Alumina that could be distributed; (vi) granting security interests in property of Guinea Alumina or any of its subsidiaries; (vii) entering into any related party contracts by Guinea Alumina or any of its subsidiaries; (viii)

disposals of assets approved in the business plan in excess of US$3.5 million during development, US$10 million during construction and US$1 million during operation of the Project and disposals representing 10% of these values if such disposal is not approved in business plan; (ix) legal settlements in excess of US$0.5 million during development of the Project or US$8.5 million thereafter; (x) lending money in excess of US$50,000 by Guinea Alumina or any of its subsidiaries; (xi) approval of the business plan, any suspension or expansion to the Project or any change of related policies; (xii) sale or transfer of any intellectual property relating to the Project; (xiii) appointment of key employees by the shareholders as entitled under the Shareholders' Agreement; and (xiv) entering into a hedging arrangement.

Unanimous consent of the directors of Guinea Alumina is required for certain matters including: (i) any change in the constating documents or in share capital of Guinea Alumina or any of its subsidiaries; (ii) expansion of business beyond the Project; (iii) subscription of Guinea Alumina or any of its subsidiaries for equity interests in another entity or joint venture; (iv) delegation of powers of the board other than to the chief executive officer or to a committee of directors of Guinea Alumina; (v) amendment or termination of any JV Transaction Agreement or off-take agreement with respect to the Project; (vi) merger of Guinea Alumina or any of its subsidiaries into another entity; (vii) winding-up or liquidation of Guinea Alumina or any of its subsidiaries; (viii) approval of final development plan with respect to the Project; and (ix) disposal of all or substantially all of the assets of Guinea Alumina or any of its subsidiaries.

Development Plan

The Project management team will prepare a bankable feasibility study, including identification and implementation of any front-end engineering and design improvements and preparation of the Project's final construction, contracting and financing plans. The study is expected to be submitted to Guinea Alumina's board of directors for approval in Fall 2007 (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost and schedule to construct the Project, the financing plan and an operating plan.

The board of Guinea Alumina will consider the Development Plan and may approve it by either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three shareholders. If one of the shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan within a specified period of time at which time the shareholder will cease to be a Non-Approving Shareholder.

A Non-Approving Shareholder and its appointed directors may not vote on any resolution at any general meeting or board meeting of Guinea Alumina (other than with respect to matters requiring a unanimous resolution). Persons appointed by the Non-Approving Shareholder to the management of the Project Company will be immediately removed from office. The Non-Approving Shareholder may not dispose of its interests in the Project, except to another shareholder or to a third party that has approved the Development Plan in which case the other shareholders may exercise their pre-emptive right but must do so within 21 days.

The Non-Approving Shareholder will not be required to provide capital (whether debt or equity) to the Project as may otherwise be required, but will not be entitled to exercise any rights of pre-emption under the Shareholders' Agreement.

A Non-Approving Shareholder will have the option, exercisable by notice given to each of the other shareholders, to return to Project participation upon a re-entry payment proportionate to the additional funds contributed by the other shareholders since the date that the Non-Approving Shareholder failed to approve the Development Plan plus an additional amount depending when the re-entry is effected. This option may be exercised by the Non-Approving Shareholder at any time up to and including the date that falls five business days prior to the date of final debt funding of the Project.

If the Non-Approving Shareholder does not exercise the re-entry option, the Non-Approving Shareholder will be deemed to have offered to sell all of its interest in the Project to the remaining shareholders at a price determined by reference to the contributions to the share capital of Guinea Alumina by the Non-Approving Shareholder.

Key Employees

BHP Billiton will be entitled to nominate the chief executive officer and chief financial officer of Guinea Alumina. The chief executive officer will have carriage of day-to-day management and must meet with the directors of Guinea Alumina at least once a month during development of the Project and once per quarter thereafter. The chief executive officer is subject to a manual of authorities including expenditure limits that will be approved by the board of Guinea Alumina.

Each of GAI and DUBAL will be entitled to nominate two management representatives, and Mubadala will be entitled to nominate one management representative.

Financing

Upon Completion: (i) BHP Billiton, DUBAL and Mubadala will subscribe and make initial payment for fractional interests in Guinea Alumina; (ii) the shareholders will immediately approve a distribution of the initial subscription funds to GAI; and (iii) the shareholders will make capital contributions sufficient for Guinea Alumina to repay all amounts outstanding under the Loan Agreement over and above the approximately US$4.2 million which will be repaid by the Company and the Loan Agreement will terminate.

Guinea Alumina intends to raise up to approximately US$2 billion, of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the Subscribers may also participate in the Project lending syndicate. Management believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process.

Off-Take Agreements

The Shareholders' Agreement contemplates that each of the shareholders will enter into an off-take agreement with the Project Company, on similar terms and at the same price, for its proportionate share of all available alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore International AG ("Glencore") for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement will be allocated from GAI's Shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements. Glencore has the right under a twenty year purchase and sale agreement entered into in 2006 on a take or pay basis to 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade

aluminium as set out on the London Metal Exchange subject to a minimum price. DUBAL has the right under a 20 year purchase and sale agreement entered into in 2005 on a take or pay basis to 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set out on the London Metal Exchange.

Material Breach

Material breach under the Shareholders' Agreement means a shareholder failing to provide capital under the Shareholders' Agreement, failing to comply with any material obligation under the Shareholders' Agreement, failing to make payment pursuant to an off-take agreement with the Project Company or becoming insolvent.

In such circumstances, a defaulting shareholder and its appointed directors may not vote on any matter and the defaulting shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. If the breach is not cured within the applicable cure period, the defaulting shareholder will be taken to have served an offer on each other shareholder to sell all of its interests in the Project. The price for such shareholder's interests will be, the lower of: (i) the aggregate of: (a) in the case of the Subscribers, the consideration paid by such shareholder or, in the case of GAI, US$80,000,000; and (b) the aggregate of all amounts advanced by the defaulting shareholder to Guinea Alumina up to that date; and (ii) 90 per cent of the fair market value of the relevant interests in the Project, and the such defaulting shareholder's off-take rights (taken as a whole), where the fair market value is as determined by an independent expert.

Change of Control

If a controlling interest is acquired in any shareholder, other than a publicly listed corporation, the other shareholders have the right, exercisable within 45 days to make an offer to purchase all (but not some) of the interests of such party in Guinea Alumina.

The Company will be deemed to cease to be a publicly listed corporation for the purposes of the Shareholders' Agreement in the event that it or any of its affiliates (other than Guinea Alumina or its subsidiaries) engages in any business that is not located and operating solely in the Republic of Guinea and that is not confined to the natural resources, infrastructure or related service industries, other than any business conducted as at the date of the Shareholders' Agreement.

Restrictions and Requirements Regarding Transfer of Interests

Unless otherwise agreed in writing by the shareholders, a shareholder of Guinea Alumina may not dispose of all or any of its interests in Guinea Alumina except by a transfer of the entire legal and beneficial interest in such interests to a transferee permitted by the Shareholders' Agreement. A shareholder may transfer its interest in Guinea Alumina to an affiliate, and in the case of DUBAL and Mubadala only, to an affiliate of either of them. In the case of a transfer to an affiliate, the shareholder will be jointly and severally liable with such affiliate for all obligations under the Shareholders' Agreement.

A shareholder is also permitted to transfer its interest in Guinea Alumina, to a third party where a *bona fide* written offer for the interests has been made.

Before the selling shareholder transfers its interests in the Guinea Alumina it must give a notice in writing to all shareholders that it has received a *bona fide* offer from another shareholder or a third party. Any such offer must be in writing, for *bona fide* cash consideration or consideration readily convertible to cash; and expressly subject to the condition precedent that all necessary authorisations are obtained. The other shareholders will then have the right to purchase the interests of the selling shareholder on the same terms within 30 days.

If at any time the shareholding percentage of any shareholder falls below five per cent, that shareholder will be deemed to offer to sell all (but not some) of its interests in Guinea Alumina.

Ancillary Agreements

Pursuant to the Subscription Agreement, the Company has agreed to escrow a portion of the subscription funds and will, on Completion, execute an escrow agreement requiring the maintenance of a separate account with the escrow bank, Citibank N.A. The Company and GAI will pay into the escrow account 85% of the subscription price received pursuant to the Subscription Agreement, all investments acquired with escrow account funds and any interest from the escrow account balance.

Any investments of escrow account funds must be held in the escrow account, have the proceeds credited to the escrow account, charged in favour of the escrow agent and be a deposit or debt security of a specific type or approved by the escrow agent.

The Company will only be permitted to withdraw funds from the escrow account for the payment of shareholder funding on GAI's behalf in respect of GAI's obligations under the Shareholders' Agreement, or for the payment of any amounts owed by GAI or the Company in respect of an indemnity or warranty claim by the Subscribers under the Subscription Agreement.

Citibank N.A., as security agent on behalf of the Subscribers under the agreement, will have a security interest over all contents of the escrow account and the Company must ensure that no other security interests exist with respect to the account.

On Completion, the Project Company and an affiliate of BHP Billiton will enter into a ten-year agreement (the "Technical Services Agreement") under which such affiliate will provide technical services and support to the Project Company, including: (i) bauxite and alumina technology services, including support services to enable optimization of the mining and refining processes of the Project and to enable the Project to remain technically competitive; (ii) mining services, maintenance services and processing services, in the form of access to and support from affiliates of BHP Billiton; (iii) procurement, logistics and supply services, including support on procurement, logistics and supply matters; (iv) group accounting, audit and risk management services; (v) Project development services, including support services in connection with the preparation and completion of feasibility studies and the development plan; and (vi) personnel training services.

BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of US$30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of US$1,875,000 beginning on the last day of June; (ii) US$3.00 per tonne of alumina produced by the Project (as adjusted) up to the fifth anniversary of the Project being

operational; and (iii) US$2.50 per tonne of alumina produced by the Project (as adjusted) thereafter.

On Completion, the Project Company and Aluminpro will enter into a services agreement (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project Company as requested, including of a technological support nature in connection with the design, construction and operation of the Project.

On Completion, the Project Company and Global Alumina, GAI and Aluminpro will enter into an intellectual property rights deed of transfer which provides the assignment by Global Alumina, GAI and Aluminpro of all their intellectual property rights, business information and goodwill related to the Project to the Project Company. The Project Company and Guinea Alumina and Global Alumina and GAI will similarly enter into an asset transfer agreement which provides for the assignment by the Company and GAI of certain tangible assets related to the Project to the Project Company.

The Company and DUBAL entered into a subscription agreement dated as of August 10, 2005 (the "DUBAL Subscription Agreement"). Under the DUBAL Subscription Agreement, DUBAL has the right to acquire additional shares of the Company under certain circumstances representing, in aggregate with its existing holdings, 25% of the equity capital of the Company. Pursuant to the Framework Agreement effective as of November 2, 2006, DUBAL has agreed not to subscribe for shares of the Company pursuant to its contractual right prior to June 30, 2007. The Company expects to enter into an agreement with DUBAL to amend the DUBAL Subscription Agreement to provide that it will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by a specified future date, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

Review Committee

Due to its rights under the DUBAL Subscription Agreement, DUBAL may be considered to be a related party (as such term is defined in Rule 61-501) of the Company. Consequently, the transactions contemplated by the JV Transaction Agreements may constitute a related party transaction for the purposes of Rule 61-501.

The Board established a committee of directors (the "Review Committee") on January 3, 2007 in connection with the negotiation, review and proposed approval by the Board of the transactions contemplated under the JV Transaction Agreements. The Review Committee was comprised of members of the Board who are not affiliated with any of the Subscribers and who were not involved in the negotiations with the Subscribers in connection with the proposed Project joint venture.

The mandate of the Review Committee was to review, and make recommendations to the Board on, all matters to be determined by the Board pursuant to Rule 61-501 in support of the Company's reliance on the financial hardship exemptions thereunder from the valuation and minority approval requirements in connection with related party transactions. In particular, the

mandate of the Review Committee was to: (i) establish, supervise, conduct, coordinate and manage the process of evaluating the financial position of the Company; (ii) assess, consider and review the terms of the JV Transaction Agreements and the transactions contemplated thereunder and to advise the Board whether the JV Transaction Agreements and such transactions are designed to improve the financial situation of the Company; and (iii) consider whether the terms of the JV Transaction Agreements and the transactions contemplated thereunder are reasonable in the circumstances of the Company and to make a recommendation to the Board regarding the same.

The Review Committee met on several occasions and conducted numerous interviews, both in person and telephonically, with senior management of the Company and the Company's legal counsel involved in the negotiation of the JV Transaction Agreements. The members of the Review Committee also reviewed the JV Transaction Agreements and related documents.

The Review Committee reported to the Board on March 26, 2007, recommending that the Board make the financial hardship determination pursuant to Rule 61-501.

Board Determination and Approval Process

The Board met on March 26, 2007. Dr. Abdulrahman Al-Awar and Ahmed Fikree, directors of the Company and officers of DUBAL, were excused from the meeting due to the material interest of DUBAL in the transactions forming the subject matter of the meeting, as required under the *Business Corporations Act* (New Brunswick).

Financial Hardship Determination

The Board, acting in good faith in reliance on the recommendation of the Review Committee, unanimously made the following determinations (such determinations meeting the requirements of Rule 61-501 to be approved by two-thirds of the independent directors of the Company with respect to the joint venture transactions), exempting the joint venture transactions from shareholder approval and valuation requirements under Rule 61-501:

1. The Company is in serious financial difficulty.

2. The JV Transaction Agreements and the transactions contemplated thereby are designed to improve the financial position of the Company.

3. The terms of the joint venture transactions are reasonable under the circumstances of the Company.

The TSX notified the Company, and announced on March 27, 2007, that it will review the eligibility of the Company for continued listing based on the Company's current financial condition. The Company is confident that Completion of the Subscription Agreement will enable the Company to satisfy the TSX's financial condition requirements.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Company is knowledgeable about the material change and this report:

Michael J. Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 5th day of April, 2007.

By: (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

Schedule A

See attached press release.

Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES APPROVAL OF JOINT VENTURE AGREEMENTS

TORONTO, ON – March 26, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that it has approved agreements to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). The Company, through its wholly-owned subsidiary, Global Alumina International Ltd. ("GAI"), will sell a two-thirds interest in the Project to The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") for aggregate proceeds of approximately US$260 million, payable in four installments, indicating in aggregate an equivalent valuation of approximately US$1.91 per outstanding share of the Company. The Company has been advised that all other joint venture parties have also approved the major terms of the joint venture and have agreed to enter into the transaction subject to the finalization of definitive documentation.

The transaction will enable the Company to continue implementation of the Project in accordance with the investment and concession agreement with the Government of Guinea signed in 2004.

"The joint venture to be established by these agreements is one of Global Alumina's most exciting developments in its quest to construct the world's largest green-field alumina refinery in Guinea", stated Bruce Wrobel, CEO of Global Alumina. "Adding the financial and management resources of BHP Billiton, DUBAL and Mubadala, as well as DUBAL and Mubadala's significant need for alumina driven by their aggressive aluminium smelter growth plans and BHP Billiton's strong technical and operational expertise to Global Alumina's highly qualified project development team and the extensive work the team already completed creates a win-win for the success of the prospective joint venture, the refinery project and Global Alumina's shareholders. We look forward to the benefits that this significant step will bring to Global Alumina shareholder value."

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Global Alumina

GLOBAL ALUMINA ANNOUNCES APPROVAL OF JOINT VENTURE AGREEMENTS.../2

The joint venture will be effected through a share subscription agreement (the "Subscription Agreement") whereby each of BHP Billiton, DUBAL and Mubadala (the "Subscribers") will subscribe for interests in the shares of Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), presently a wholly-owned subsidiary of GAI. Following closing of the subscription, the ownership structure of Guinea Alumina will be 33⅓% GAI, 33⅓% BHP Billiton, 25% DUBAL and 8⅓% Mubadala.

Completion of the subscription and payment of the approximately US$151.1 million first installment is subject to certain conditions, including formal consent of the Government of Guinea, and will occur within ten days after confirmation by the Subscribers that all conditions precedent to completion are satisfied. The Company expects to satisfy the conditions to completion shortly after signing.

The remaining three installments will be received when specified milestones are met, namely, confirmation of transfer of the Project mining concession from the Company to Guinea Alumina, completion of a bankable feasibility study (including final construction, contracting and financing plans) and receipt of a binding commitment for final debt financing for the Project, all of which the Company expects to occur within this year.

The Company has agreed to place 85% of the subscription proceeds in escrow to fund GAI's future capital contributions into Guinea Alumina and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% of the subscription proceeds freely available to fund ongoing corporate expenses.

The Subscribers, who are also lenders under the US$100 million Loan Facility Agreement, have agreed to extend to March 31, 2007 the date within which to execute the joint venture agreements in order to facilitate finalization. Upon execution of the Subscription Agreement, Guinea Alumina may draw further loan advances under the US$100 million Loan Facility Agreement with the Subscribers to fund costs prior to the completion of the Subscription Agreement. Upon completion of the Subscription Agreement, loans under the Loan Facility Agreement, together with accrued and unpaid interest, will be repaid by shareholder capital contributions, and the Loan Facility Agreement will terminate. To date, Guinea Alumina has borrowed approximately US$49 million under the Loan Facility Agreement.

Guinea Alumina, GAI and the Subscribers will enter into a shareholders' agreement (the "Shareholders' Agreement"), governing management of Guinea Alumina through a board of directors comprised of a maximum of nine directors. GAI and BHP Billiton each will have the right to appoint three directors, DUBAL will have a right to appoint two directors and Mubadala will have the right to appoint one director. BHP Billiton will have the right to nominate Guinea Alumina's Chief Executive and Chief Financial Officers.

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Global Alumina

Guinea Alumina and an affiliate of BHP Billiton will enter into a long-term technical services and support agreement through which BHP Billiton will provide support to Guinea Alumina's development, construction and operation's management.

On March 26, 2007 the board of directors of the Company, on the recommendation of a special committee of independent directors, determined that the Company is in serious financial difficulty, the joint venture agreements and transactions in connection therewith are designed to improve the financial position of the Company and the terms of the joint venture are reasonable under the circumstances of the Company. As a consequence, the transaction is exempt from the valuation requirements and minority shareholder approval requirements applicable to related party transactions under Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions*. The Toronto Stock Exchange ("TSX") has notified the Company that it will review eligibility of the Company for continued listing based on the Company's current financial condition. The Company is confident that completion of the Subscription Agreement will enable the Company to satisfy the TSX's financial condition requirements.

Completion of the Subscription Agreement may occur less than 21 days following the issuance of this press release. In the Company's view, this is both reasonable and necessary in the circumstances as it is experiencing liquidity issues, the exact date of completion is presently unknown and expedited completion of the subscription and related agreements will allow the Company to continue development of the Project.

The joint venture is beneficial to the Company as it preserves the Project's value under the present circumstances and substantially enhances the Project's value through the Subscribers' direct participation in the Project. Financing of the Project with the involvement of the Subscribers is expected to be completed by December 2007. Based on this schedule, alumina production would commence by the middle of 2010.

BHP Billiton is the world's sixth largest producer of primary aluminium, with a total operating capacity in excess of one million tonnes of aluminium, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum. BHP Billiton is one of the world's largest non-integrated producers of primary aluminum.

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Global Alumina

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the United Arab Emirates or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services.

On execution, a copy of the Subscription Agreement and Shareholders Agreement will be made available on the Company's reference page at www.sedar.com. A material change report containing additional information with respect to the transaction will be available on www.sedar.com within 10 days of this press release.

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Global Alumina

GLOBAL ALUMINA ANNOUNCES
APPROVAL OF JOINT VENTURE AGREEMENTS.../5

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the ability of the Company to satisfy the conditions precedent to the initial closing under the Subscription Agreement and in respect of the three deferred installments; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

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Global
Alumina

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure to enter into the Subscription Agreement; a failure by the Company or its subsidiaries to complete the conditions precedent to the initial closing or subsequent installments under the Subscription Agreement and the Company's inability to negotiate an alternative transaction; the failure by the Company to satisfy the conditions to the drawdowns under the Loan Facility Agreement; the ability of the Company to repay advances under the Loan Facility Agreement if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the shareholders to approve plans for the development of the Project after completion of a feasibility study no later than September 30, 2007; construction risks such as cost overruns, delays and shortages of labour, materials and equipment; the Company's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminum or raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

GLOBAL ALUMINA CORPORATION

Annual General and Special Meeting of Shareholders

Held on April 25, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, of the Canadian Securities Administrators, the following table sets out information regarding the matters voted upon by way of a show of hands at the annual and special meeting of shareholders of Global Alumina Corporation (the "Corporation") held on April 25, 2007 and the outcome of the vote upon such matters. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Proxy Circular mailed to shareholders prior to the Annual Meeting.

Matter Voted Upon	Outcome of Vote
The election of the nominees proposed by management, listed in the Management Proxy Circular, as Directors of the Corporation to serve until the next Annual Meeting of Shareholders of the Corporation or until their successors are elected or appointed.	Passed
The appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation and the authorization of the directors to fix their remuneration.	Passed
The adoption of a resolution in respect of certain amendments to the stock option plan of the Corporation dated May 27, 2004, all as more particularly described in the Management Proxy Circular.	Passed

DATED this 28th day of April, 2007.

GLOBAL ALUMINA CORPORATION

by (signed) *Michael J. Cella*

Michael J. Cella

Senior Vice President and Chief Financial Officer

Global Alumina

Global Alumina Announces Execution of Joint Venture Agreements

TORONTO, Ontario, April 27, 2007 -- Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that all parties have now executed the agreements to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project") the approvals for which were previously announced on March 26, 2007. Completion of the initial subscription effecting the joint venture is expected to occur on May 17, 2007.

A material change report with respect to the transaction was filed on April 5, 2007 and a further material change report and a copy of the subscription agreement will be available on the Company's reference page at www.sedar.com within 10 days of this press release.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
E: cella@globalalumina.com

Barbara Cano
Breakstone Group
P: 646-452-2334
E: bcano@breakstone-group.com

- 30-

Form 51-102F3

MATERIAL CHANGE REPORT

**Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations**

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation (the "Company")
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

April 27, 2007

ITEM 3: PRESS RELEASE

A press release was issued by the Company on April 27, 2007. A copy of the press release is attached hereto as Schedule A.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On April 27, 2007 the Company entered into a subscription agreement (the "Subscription Agreement") with its wholly-owned subsidiary Global Alumina International, Ltd. ("GAI"), GAI's wholly-owned subsidiary Guinea Alumina Corporation, Ltd. ("Guinea Alumina") and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala" and collectively with BHP Billiton and DUBAL, the "Subscribers"), pursuant to which the Subscribers agree to subscribe for two-thirds of the equity capital of Guinea Alumina. On closing under the Subscription Agreement, GAI and Guinea Alumina will enter into a shareholders' agreement (the "Shareholders' Agreement") with the Subscribers and the Company, GAI and Guinea Alumina will enter into other related agreements (together with the Subscription Agreement and Shareholders' Agreement, the "Transaction Agreements") with the Subscribers or their respective affiliates.

The Transaction Agreements will govern the development and operation of the alumina refinery project in the Republic of Guinea (the "Project") which is currently under development by the Company's Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company"). The Company will retain a one-third interest in Guinea Alumina and will receive in four instalments, subject to satisfaction of certain milestones, approximately US$260 million in

consideration for a two-thirds interest in Guinea Alumina. Completion of the sale is expected to occur on May 17, 2007 or as soon as practicable thereafter ("Completion"). A copy of the Subscription Agreement will be available on the Company's reference page at www.sedar.com.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The details of the Transaction Agreements have been disclosed in the Material Change Report of the Company under National Instrument 51-102 – *Continuous Disclosure Obligations* dated April 5, 2007 and in the Company's Annual Information Form dated March 29, 2007. Consequently, the description below highlights material terms of the Transaction Agreements that have changed since the date of the previous public disclosure.

Description of the Joint Venture Transaction

The purpose of the joint venture transaction is to enable the Company to finance the development of the Project and to continue its development and implementation in accordance with the investment and concession agreement with the Government of the Republic of Guinea signed on October 15, 2004, as amended and restated May 16, 2005 (the "Basic Agreement") and the formal decree issued January 23, 2006 granting the mining concession (the "Mining Concession") to the Company. At the request of the Company, the Mining Concession was transferred from the Company to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. On March 5, 2007 the Government of Guinea issued a letter confirming notice of the transactions contemplated by the JV Agreements and its non-objection thereto pursuant to the Basic Agreement.

Under the Subscription Agreement, the Subscribers agree to subscribe for, and Guinea Alumina agrees to issue, fractional interests in the equity capital of Guinea Alumina which on Completion will result in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala.

Pursuant to the Subscription Agreement, the Subscribers will make an initial payment to GAI of approximately US$151.1 million for their interests in Guinea Alumina and, subject to Guinea Alumina achieving certain future milestones, will make three additional payments totaling approximately US$108.9 million, bringing the total subscription price to US$260 million. Payments are scheduled as follows: (i) on Completion, a combined initial subscription price of approximately US$151.1 million; (ii) within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Company to the Project Company and a binding commitment for final debt financing of the Project having been received by the joint venture, a combined first deferred subscription price of approximately US$42.22 million; (iii) within five business days of the earlier of ten days after the completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project and June 30, 2007, provided such payment shall not be made until the requirements for the first deferred subscription price are met, a combined second deferred subscription price of approximately US$33.33 million; and (iv) within five business days of the date of a binding commitment for final debt financing of the Project, a combined third deferred subscription price of approximately US$33.33 million.

Completion of the Subscription Agreement will occur on May 17, 2007 or as soon as practicable thereafter provided that the Subscribers have confirmed that all conditions precedent have been satisfied. The conditions precedent must be satisfied within 90 days of execution of the Subscription Agreement and include: (i) the execution of all Transaction Agreements and related documents; (ii) the transfer of certain intellectual property rights to Guinea Alumina from related corporations; and (iii) customary opinions from legal counsel.

There can be no assurance the conditions precedent to Completion will be successfully completed.

Any Subscriber can terminate the Subscription Agreement by notice prior to Completion if (i) GAI fails to perform its obligations in any material respect or an event of default occurs under the Loan Agreement prior to that time, (ii) the warranties under the agreement were materially inaccurate when given, (iii) there is a change in the business of the Project resulting in more than US$10 million in reduction of value of GAI, the Company and Guinea Alumina, as a whole, or affecting the Project's general viability, (iv) the repudiation, revocation or cancellation of any authorization or consent issued in relation to the Basic Agreement, and (v) if the conditions precedent set out in the Subscription Agreement are not completed within 90 days after execution of agreement.

Currently, the Company's cash requirements are being met almost entirely from advances made by the Subscribers or certain of their affiliates under the US$100 million secured loan facility agreement dated November 5, 2006 (the "Loan Agreement"). Pursuant to the Loan Agreement, US$50 million of the facility has been advanced to date and a further US$50 million is available in order to fund ongoing development costs of the Project through Completion. All amounts owing under the Loan Agreement will become repayable with accrued and unpaid interest on the earlier of Completion or May 31, 2007. All amounts outstanding, including accrued and unpaid interest, under the Loan Agreement will be repaid by the Subscribers and GAI according to their proportionate interests in Guinea Alumina after Completion (except that Global Alumina will directly repay approximately US$4.4 million of borrowings) and the Loan Agreement will terminate.

The aggregate expected proceeds of US$260 million under the Subscription Agreement will provide the Company with sufficient capital to fund its one-third share of up to approximately US$750 million of future Project equity requirements. Final financing of the Project with the involvement of the Subscribers is expected to be completed on or about year end 2007. Based on this schedule, alumina production would commence by the middle of 2010.

Shareholders' Agreement

On Completion, GAI, Guinea Alumina and the Subscribers will enter into the Shareholders' Agreement governing management of Guinea Alumina through a board of directors comprised of a maximum of nine directors. GAI will have the right to appoint three directors; BHP Billiton will have the right to appoint three directors; DUBAL will have the right to appoint two directors; and Mubadala will have the right to appoint one director. BHP Billiton will have the right to appoint Guinea Alumina's chief executive and chief financial officers.

The Project management team will conduct a bankable feasibility study for the Project, including identification and implementation of any front-end engineering and design improvements, preparation of the Project's construction and contracting, and financing plans. The study will be submitted to Guinea Alumina's board of directors for approval no later than December 31, 2007. At the same time the feasibility study is submitted, the Project management team will also submit a proposed development plan for the Project (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost to construct the Project, the financing plan and an operating plan.

The board of Guinea Alumina will consider the Development Plan and may approve it by February 28, 2008 through either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three shareholders. If one of the shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan any time prior to April 1, 2008 at which time the shareholder will cease to be a Non-Approving Shareholder.

Upon Completion: (i) BHP Billiton, DUBAL and Mubadala will subscribe and make initial payment for their respective fractional interests in Guinea Alumina; (ii) the shareholders of Guinea Alumina will thereafter immediately approve a distribution of the initial subscription funds to GAI; and (iii) the shareholders of Guinea Alumina will thereafter make capital contributions according to their proportionate interests in Guinea Alumina after Completion, that are sufficient for Guinea Alumina to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement (except that Global Alumina will directly repay approximately US$4.4 million of such borrowings) and the Loan Agreement will terminate.

Technical Services Agreement

On Completion, the Project Company and an affiliate of BHP Billiton will enter into a ten-year agreement (the "Technical Services Agreement") under which such affiliate will provide technical services and support to the Project Company.

BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of US$30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of US$1,875,000 beginning on the last day of June; (ii) US$3.00 per tonne of alumina produced by the Project (as adjusted) up to the fifth anniversary of the Project being operational; and (iii) US$2.50 per tonne of alumina produced by the Project (as adjusted) thereafter.

In the case of an expansion of the Project beyond current estimates, with respect to any additional alumina produced by the Project, BHP Billiton would be entitled to the same fees as well as an additional 50% based on the previous per tonne fees for such additional tonnage.

Termination of DUBAL Subscription Agreement

On August 10, 2005, the Company entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") pursuant to which DUBAL was issued 10,000,000 common shares of the Company at $2.00 per share, on September 30, 2005. DUBAL also has the right to subscribe for additional common shares constituting 25% of the corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription").

On April 27, 2007, the Company and DUBAL entered into an agreement to provide that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Company is knowledgeable about the material change and this report:

Michael J. Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 7th day of May, 2007.

By: (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

Schedule A

See attached press release.

Global Alumina

Global Alumina Announces Execution of Joint Venture Agreements

TORONTO, Ontario, April 27, 2007 -- Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that all parties have now executed the agreements to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project") the approvals for which were previously announced on March 26, 2007. Completion of the initial subscription effecting the joint venture is expected to occur on May 17, 2007.

A material change report with respect to the transaction was filed on April 5, 2007 and a further material change report and a copy of the subscription agreement will be available on the Company's reference page at www.sedar.com within 10 days of this press release.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
E: cella@globalalumina.com

Barbara Cano
Breakstone Group
P: 646-452-2334
E: bcano@breakstone-group.com

- 30-

Allens Arthur Robinson

Share Subscription Agreement

Execution Version

Global Alumina International, Ltd.

Global Alumina Corporation

Guinea Alumina Corporation, Ltd.

The Broken Hill Proprietary Company Pty Limited

Dubai Aluminium Company Limited

Mubadala Development Company PJSC

Allens Arthur Robinson
1 Raffles Place
#54-00 OUB Centre
Singapore 048616
Tel 65 6535 6622
Fax 65 6535 4855
www.aar.com.au

Table of Contents

Date 27 April 2007

Parties

1. **Global Alumina International, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands (***GAI***).

2. **Global Alumina Corporation**, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada (the ***Guarantor***).

3. **Guinea Alumina Corporation, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands (the ***Company***).

4. **The Broken Hill Proprietary Company Pty Limited**, a company with limited liability incorporated under the laws of the State of Victoria, Australia with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia (***BHPB***).

5. **Dubai Aluminium Company Limited**, a company with limited liability incorporated under the laws of the Emirate of Dubai, United Arab Emirates with its principal office at P.O. Box 3627, Dubai, United Arab Emirates (***DUBAL***).

6. **Mubadala Development Company PJSC**, a company with limited liability incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates with its principal office at P.O. Box 45005, Abu Dhabi, United Arab Emirates (***Mubadala*** and, together with BHPB and DUBAL, the ***Subscribers***).

Recitals

A. As at the date of this Agreement, GAI is the registered holder and beneficial owner of the entire issued share capital of the Company.

B. The Company has agreed to allot, and the Subscribers have each severally agreed to subscribe for, the Subscription Fractional Interests, on, and subject to, the terms and conditions of this Agreement.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

The following definitions apply unless the context requires otherwise.

Accounting Principles means the accounting principles and practices generally accepted in Canada.

Accounts means:

(a) the Guarantor's audited consolidated financial statements for the financial year ended 31 December 2005; and

(b) the Guarantor's unaudited consolidated financial statements for the financial year ended 31 December 2006,

in each case in the form contained in the Disclosure Bundle.

Agreed Form means in the form initialled on behalf of each of the parties for the purposes of identification only as at the date of this Agreement.

Aluminpro means Aluminpro Aluminium Industry Professionals Inc., a company incorporated under the laws of Canada (registered number 380455) and with its registered office at 106 Elgin Avenue, Point Claire, Quebec H9R 2K2.

Aluminpro Services Agreement means the services agreement to be entered into between Aluminpro and GuineaCo at Completion substantially in the form set out in Schedule 6.

Aluminpro Services Termination Agreement means a deed in substantially the form set out in Schedule 8.

Approved Business Plan means the business plan for the Group annexed as schedule 2 to the Shareholders' Agreement.

Approved Costs has the meaning given in the Loan Facility Agreement.

Asset Deed of Transfer means a deed substantially in the form set out in Schedule 5.

Authorisation includes:

(a) any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Governmental Agency; or

(b) in relation to anything which will be fully or partly prohibited or restricted by Law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Basic Agreement means the basic agreement dated 15 October 2004 between the Guarantor, the Company and the Ministry of Mines and Geology of the Republic of Guinea relating to the development, construction and operation of the Project, as amended on 16 May 2005, as confirmed by a decree of the President of the Republic of Guinea on 4 July 2005.

BHPB JV Off-take Agreement means the alumina off-take agreement to be entered into between BHPB (or its Related Party) and GuineaCo at Completion substantially in the Agreed Form.

Business Day means a day (other than a Friday, Saturday, a Sunday or other public holiday) on which banks are open for general business in New York, London and Dubai.

Business Records means all books of account, accounts, records and data of whatever kind and all other documents relating to the Group or the Project.

Claim means, in relation to a party, a demand, claim, action or proceeding threatened, made or brought by or against the party, however arising and whether present, unascertained, immediate, future or contingent.

Clean up includes any measures:

(a) to remove, disperse, destroy, dispose of, abate, neutralise or treat any pollutant, waste, substance, environmental hazard or noise;

(b) to restore the environment to a state as close a practicable to the state it was in immediately before:

 (i) the discharge of any pollutant waste or substance;

 (ii) the creation of an environmental hazard; or

 (iii) the emission of noise;

(c) to restore the environment to a state specified in a notice by the end of the time specified in the notice;

(d) to assess the nature and extent of the damage and risk caused by any pollutant, waste, substance, environmental hazard or noise;

(e) to take any measurement, recording or sample or to prepare any report, plan, drawing or other document, or to make any inspection, calculation, test or analysis or do anything that may be specified in the notice;

(f) to retain any consultant, contractor, expert, agency or person at the cost of the occupier or person required to comply with the notice or otherwise for the purpose of taking any clean up measures specified in the notice; and

(g) to determine the most appropriate action to take in relation to the measures set out in paragraphs (a), (b), (c), (d), (e) and (f).

Completion means the completion by the parties of the subscription and allotment of the Subscription Fractional Interests under this Agreement as provided in clause 7.

Completion Date means:

(a) 17 May 2007; or

(b) if Completion does not occur on the date set out in paragraph (a) above, as soon as it is practicable for Completion to occur after such date.

Conditions Precedent has the meaning given in clause 2.1.

Connected Person means in relation to a person:

(a) a Related Party of that person;

(b) a director, officer or other employee of that person or a director, officer or other employee of a Related Party of that person; and

(c) a Relative of any person mentioned in paragraph (b).

Connected Person Contract means any Contract to which a Connected Person of a Group Member (other than the other Group Member) is a party.

Contamination of land means the presence in, on or under the land of a substance at a concentration above the concentration at which the substance is normally present in, on or under (respectively) land in the same locality, being a presence that presents a risk of harm to human health or any other aspect of the environment.

Corrupt Activity means any activity which would, if carried out by "a domestic concern" or "United States person" (within the meaning of such terms in the Corruption Act), constitute an offence under the Corruption Act.

Corruption Act means the *Foreign Corrupt Practices Act* of the United States of America.

Decree of the President of the Republic of Guinea means a decree of the President of the Republic of Guinea issued in accordance with applicable Law and (if and to the extent required under such applicable Law) published in the manner required under applicable Law.

Development Plan has the meaning given in the Shareholders' Agreement.

Disclosure Bundle means the documents annexed to the Disclosure Letter and initialled for the purposes of identification by the parties.

Disclosure Letter means the letter of even date with this Agreement written by GAI to the Subscribers and delivered by GAI prior to the execution of this Agreement, together with the Disclosure Bundle.

Dollars or ***US$*** means the lawful currency for the time being of the United States of America.

DUBAL Existing Off-take Agreement means the purchase and sale agreement dated 30 September 2005 between DUBAL and GuineaCo relating to DUBAL's right to acquire a certain percentage of the Project off-take.

DUBAL/GuineaCo Alumina Sale Amending Agreement means the agreement to be entered into between DUBAL and GuineaCo at Completion substantially in the Agreed Form.

DUBAL JV Off-take Agreement means the off-take agreement to be entered into between DUBAL (or its Related Party) and GuineaCo at Completion substantially in the Agreed Form.

DUBAL Subscription Agreement means the subscription agreement between the Guarantor and DUBAL dated 10 August 2005 relating to DUBAL's right to subscribe for shares in the Guarantor.

Employee means an employee or consultant of any member of the Group.

Environment means the physical factors of the surroundings of human beings including the land, waters, atmosphere, climate, sound, odours, tastes, the biological factors of animals and plants and the social factor of aesthetics.

Environmental Authorisation means all consents, authorisations, permits and licences that are required under any Environmental Law in order for any Group Member to conduct its business.

Environmental Law means a Law or a provision of a Law relating to the Environment.

Environmental Warranty means a Warranty in paragraphs 93 to 97 of Schedule 1.

Escrow Account means the bank account in the name of the Guarantor to be established pursuant to, and operated in accordance with, the terms of the Escrow Account Agreement.

Escrow Account Agreement means the escrow account agreement to be entered into between the Guarantor, GAI, the Escrow Account Bank, the Escrow Security Agent, BHPB, DUBAL and Mubadala at Completion substantially in the form set out in Schedule 22 relating to the operation of the Escrow Account.

Escrow Account Bank means Citibank N.A., a national banking association organized and existing under the laws of the United States of America.

Escrow Account Security Agreement means the security agreement in respect of the Escrow Account to be entered into between the Guarantor, the Escrow Account Bank, the Escrow Security Agent, BHPB, DUBAL and Mubadala at Completion substantially in the form set out in Schedule 23.

Escrow Security Agent means Citibank N.A., a national banking association organized and existing under the laws of the United States of America.

Finance Documents has the meaning given in the Loan Facility Agreement.

Finance Parties has the meaning given in the Loan Facility Agreement.

Financial Close means the first date on which:

(a) one or more of the Group Members has, or have, entered into one or more definitive agreements for the provision of funding for the completion of construction of the Project in an aggregate amount at least equal to the Total Project Construction Costs set out in the Development Plan (whether such funding is provided from the shareholders in the Company, from third party banks or financial institutions or otherwise); and

(b) if any of the funds are provided by third party bank or financial institutions, the first drawdown of funds under the agreements with such third party banks or financial institutions has become unconditionally committed.

First Deferred Subscription Price means:

(a) in the case of BHPB, US$20,000,000;

(b) in the case of DUBAL, US$17,222,220; and

(c) in the case of Mubadala, US$5,000,000.

First Deferred Subscription Price Payment Date means the earlier of:

(a) the Title Transfer Date ; and

(b) Financial Close.

Fractional Interest means a one one-millionth ($1/1,000,000^{th}$) interest in a Share.

Framework Agreement means the framework agreement dated 2 November 2006 between DUBAL, the Guarantor, GAI, BHPB, BHP Billiton Aluminium Limited and Mubadala.

GAI Deed of Termination and Release means a deed in substantially the form set out in Schedule 30.

GAI Distribution means the repayment of shareholder loans, payment of dividends and/or return of capital by the Company to GAI (and not to any other shareholder(s) of the Company) as contemplated by clauses 4.2(a)(ii) and 7(d) of the Shareholders' Agreement provided that a payment of dividends and/or return of capital by the Company to GAI shall only qualify as a GAI Distribution once all shareholder loans from GAI to the Company or GuineaCo have been repaid in full or are repaid in full at the same time.

GAPCO Shareholders' Agreement means the shareholders' agreement entered into between GAI (formerly, GAPCO (Guinea Aluminium Products Corporation) Ltd.) and its then current shareholders dated December 2001.

Global JV Off-take Agreement means the off-take agreement to be entered into between GAI (or its Related Party) and GuineaCo at Completion in substantially the Agreed Form.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority and includes any self-regulatory organisation established under statute or any stock exchange.

Group means the Company and GuineaCo.

Group Member means any member of the Group.

Guarantor Group means the Guarantor and each of its Subsidiaries, including GAI, the Company, GuineaCo and Aluminpro.

GuineaCo means Guinea Alumina Corporation, S.A., a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immeuble Labe, 1*iere* Etage, Conakry, Guinea.

Holding Company means, in relation to an entity, the entity that ultimately controls that first mentioned entity, and which is not controlled by any other entity.

Income Tax means tax imposed on income, profits, or gains (including capital gains).

Income Year means a financial year or other period of 12 months in respect of which Income Tax is payable.

Indemnified Loss means in respect of any Indemnified Party:

(a) any reduction in the fair market value of any "Shares" (as defined in the Shareholders' Agreement) held by that Indemnified Party other than any reduction

in such fair market value arising from any Liabilities incurred or suffered by a Group Member which could have been avoided by that Indemnified Party (and/or its Related Party(ies)) taking reasonable measures to reduce, avoid or mitigate such Liabilities (including the exercise of its voting rights in the capital of the Company in a particular way) provided that such reduction in the fair market value shall not exceed the aggregate of:

(i) the portion of the Total Subscriber Investment attributable to that Indemnified Party and its Related Parties; and

(ii) the aggregate of all amounts advanced by the Indemnified Party and its Related Parties to the Company in respect of the subscription of Preferred Shares (as defined in the Shareholders' Agreement) in accordance with the Shareholders' Agreement;

(b) all Liabilities incurred or suffered by that Indemnified Party (including any amounts reasonably expended by that Indemnified Party in reducing, avoiding or mitigating any Liabilities arising in connection with an Indemnified Matter), excluding Liabilities:

(i) relating to indirect or consequential damages or losses (including loss of profits and loss of opportunity); and

(ii) which could have been avoided by that Indemnified Party (and/or its Related Party(ies)) taking reasonable measures to reduce, avoid or mitigate such Liabilities); and

(c) to the extent not covered by paragraphs (a) or (b) above, all amounts contributed by that Indemnified Party to a Group Member which are used by that Group Member to fund any Liabilities incurred or suffered by that Group Member in connection with an Indemnified Matter (including any amounts reasonably expended by a Group Member in reducing, avoiding or mitigating any Liabilities arising in connection with an Indemnified Matter), excluding Liabilities which could have been avoided by that Indemnified Party (and/or its Related Party(ies)) taking reasonable measures to reduce, avoid or mitigate such Liabilities (including the exercise of its voting rights in the capital of Guinea BVI in a particular way).

Indemnified Matters means any of the following:

(d) the transfer, or purported transfer, of the Mining Concession from the Guarantor to GuineaCo pursuant to Order No. A/2006-6361/MMG/CAB of the Minister dated 16 November 2006 including any failure to satisfy any requirements of applicable Law (including the Basic Agreement) in respect of such transfer, or purported transfer;

(e) the interpretation of any references to "Global Alumina" in the Tripartite Agreement as references to GAI and/or the Guarantor and not a Group Member; and

(f) the Claim filed on 21 February 2007 by John Squire (as plaintiff) against GAI, the Guarantor, DUBAL, Mubadala and Related Parties of BHBP in the United States District Court, Southern District of New York (Case No.: 07CV912 (KNF)) or any related Claim.

Indemnified Parties has the meaning given in clause 5.7(a).

Indemnified Title Matter means any of the matters referred to in paragraphs (c), (d) and (e) of the definition of Indemnified Matters above.

Infrastructure Agreements means:

(a) the Port Agreement to be entered into between the Republic of Guinea, GuineaCo and L'Agence Nationale D'Amenagement des Infrastructures Minieres;

(b) the Infrastructure Contract to be entered into between the Republic of Guinea and GuineaCo; and

(c) the Operations Contract to be entered into between the Republic of Guinea, GuineaCo and Compagnie des bauxites de Guinee,

in each case, as contemplated by the Basic Agreement.

Initial Cash Call means the amount advanced by the Subscribers on Completion as contemplated by clause 4.2(a)(iii)(A) of the Shareholders' Agreement in order to fund the repayment by the Company of all the principal and interest outstanding under the Loan Facility Agreement as at Completion.

Initial Subscription Price means:

(a) in the case of BHPB, US$80,000,000;

(b) in the case of DUBAL, US$51,111,113; and

(c) in the case of Mubadala, US$20,000,000.

Intellectual Property Rights means all intellectual property rights conferred by statute, common or civil law or in equity and subsisting anywhere in the world, including:

(a) rights in relation to:

(i) registered and unregistered copyright;

(ii) inventions (including patents, innovation patents and utility models);

(iii) confidential information, trade secrets, Technical Data and Know-how;

(iv) registered and unregistered designs;

(v) registered and unregistered trade marks; and

(vi) topography rights and rights in databases, whether or not any of these is registered, registrable or patentable;

(b) any similar rights resulting from intellectual activity in the industrial, commercial, scientific, literary or artistic fields which subsist or may hereafter subsist;

(c) any licence to use a domain name;

(d) any licence or other similar right from a third party to use any of the above and which is capable of unilateral transfer to any third party;

(e) any applications and the right to apply for registration of any of the above; and

(f) any rights of action against any third party in connection with the intellectual property rights included in paragraphs (a) to (d) above,

but excluding moral rights, and similar personal rights, which by law are non-assignable.

IPR Deed of Transfer means a deed in substantially the form set out in Schedule 9.

JV Off-take Agreements means the DUBAL JV Off take Agreement, the Mubadala JV Off-take Agreement, the BHPB JV Off-take Agreement and the Global JV Off-take Agreement.

Know-how means information, know-how and techniques (whether or not confidential and in whatever form held) including:

(a) formulae, discoveries, design specifications, designs, plans, drawings, data, manuals and instructions;

(b) marketing and promotional information;

(c) strategies, business plans, budgets and forecasts; and

(d) technical or other expertise.

Land means any freehold or leasehold right, title or interest in any land or real property in connection with the Project, other than any right, title or interest conferred by, or resulting under, the Basic Agreement and the Mining Code.

Law means any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, rule or subordinate legislation, including the Basic Agreement.

Lenders has the meaning given in the Loan Facility Agreement.

Liabilities means damages, losses, liabilities, costs or expenses of any kind and however arising, including penalties, fines and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.

Loan Facility Agreement means the loan facility agreement between the Company (as borrower), the Guarantor, GAI and the Finance Parties dated 2 November 2006 pursuant to which the Lenders have agreed to provide a secured loan to the Company in an amount of US$100,000,000.

Long Stop Date means the date falling 90 days from the date of this Agreement or such other later date as may be agreed in writing between the parties.

Material Project Assets means any Project Asset, or group of related Project Assets, with an original acquisition cost, or book value as reflected in the most recent Accounts, of not less than US$100,000.

Material Project Contracts means each Project Contract and contract of employment of, or consultancy agreement with, each Senior Employee (but, for greater certainty, excluding any other contract of employment):

(a) that obliges any member of the Guarantor Group to pay an amount or amounts that exceed $100,000 in the aggregate; or

(b) which:

  (i) does not terminate or expire in accordance with its terms within the period of twelve (12) months from the date hereof; and

  (ii) cannot be terminated by the relevant member of the Guarantor Group, with the giving of notice or otherwise, within such twelve (12) month period with no payment being required or on payment of a sum of less than $100,000.

Mining Code means the law 095-036/CTRN of the Republic of Guinea containing the mining code of the Republic of Guinea.

Mining Concession means the mining concession granted to the Guarantor by Decree No. D/2005/053/PRG/SGG of the President of the Republic of Guinea dated 22 November 2005, as transferred to GuineaCo by Order No. A/2006-6361/MMG/CAB of the Minister of Mines and Geology of the Republic of Guinea dated 16 November 2006.

Minister means the Minister of Mines and Geology of the Republic of Guinea.

Mubadala JV Off-take Agreement means the off-take agreement to be entered into between Mubadala (or its Related Party) and GuineaCo at Completion in substantially the Agreed Form.

New Company Constitution means the new memorandum and articles of association of the Company to be adopted by a resolution of the Company's shareholders on or prior to Completion substantially in the form set out in Schedule 11 (or in such other form as may be approved by the Subscribers, acting reasonably).

Novation Agreement means the form of novation agreement set out in Schedule 12 or such other form of novation agreement as may be approved by the Subscribers acting reasonably.

Novation Project Contracts means the Specified Project Contracts identified in Schedule 25 as contracts that are subject to the obligations of GAI set out in clause 6.7.

Permitted Liabilities means any and all liabilities and/or other obligations, whether actual, prospective or contingent, of any Group Member as at Completion:

(a) fairly disclosed in the Disclosure Letter, including in the Accounts;

(b) under any Contract not falling within the definition of "Material Project Contract";

(c) incurred under, or as permitted by, the Loan Facility Agreement and clause 6.1;

(d) incurred under any Transaction Document;

(e) provided for in the budget set out in the Approved Business Plan; or

(f) arising after the date of this Agreement by operation of Law.

Permitted Security Interest means any Security Interest referred to in clause 16.5(c) of the Loan Facility Agreement or approved in writing by each of the Subscribers.

Pollution means any pollution of the air, land or water.

Proceedings means any suit, action or proceedings taken by a Subscriber against the Company, GAI and/or Guarantor arising out of, or in connection with, this Agreement.

Project means the development (including, without limitation, the design and engineering), construction and operation of bauxite mines, the Sangaredi alumina refinery and related infrastructure in the Republic of Guinea, in each case, as contemplated by the Basic Agreement.

Project Assets means all assets relating to, or used in, the Project which are owned by a member of the Guarantor Group, but excluding for greater certainty the Retained Corporate Assets.

Project Contracts means all oral or written contracts, agreements and arrangements relating to the Project to which any member of the Guarantor Group is a party, including the Basic Agreement, the Mining Concession and the Tripartite Agreement, but excluding for greater certainty the Retained Corporate Contracts.

Project Information means any Know-how, Technical Data, information, documentation, studies (including feasibility studies), reports, data, contracts, agreements and correspondence used, exercised or exploited, or proposed as at the date of this Agreement to be used, exercised or exploited, in connection with, or otherwise relevant to, the Group, the Project and/or the Project Intellectual Property at any time.

Project Intellectual Property means all Intellectual Property Rights used, exercised or exploited, or proposed as at the date of this Agreement to be used, exercised or exploited, in connection with, or otherwise relevant to, the Group and/or the Project at any time.

Project Participation Rights means any right to participate in the Project, including any right, interest (including any Security Interest), option or other entitlement in respect of:

(a) the issued or unissued share capital of any member of the Guarantor Group;

(b) any material asset or contract of any member of the Guarantor Group; or

(c) any bauxite or alumina production from the Project,

but excluding any royalties which may be payable by any Group Member to the Republic of Guinea in accordance with applicable Law or, if applicable, the Tax Schedule.

Related Party means in relation to an entity (the ***first entity***):

(a) any Subsidiary of the first entity;

(b) any Holding Company of the first entity; or

(c) any Subsidiary of a Holding Company of the first entity.

For the purposes of BHPB only, its Related Parties include BHP Billiton Plc, BHP Billiton Limited and any entity controlled by BHP Billiton Limited or BHP Billiton Plc.

Relative means, in relation to a person:

(a) the spouse or de facto spouse of that person;

(b) a parent or remoter lineal ancestor of that person and such parent or remoter lineal ancestor's spouse or de facto spouse;

(c) a son or daughter or remoter issue of that person and such son, daughter or remoter issue's spouse or de facto spouse; and

(d) a brother or sister of that person and such brother or sister's spouse or de facto spouse.

Relevant Guarantor Group Member means, in respect of any Retained Project Contract, each member of the Guarantor Group (other than a Group Member) that, immediately after Completion, is a party to such Retained Project Contract or continues to have any rights and/or owe any obligations to a person that is not a member of the Guarantor Group.

Retained Corporate Assets means the assets described in Part A of Schedule 26.

Retained Corporate Contracts means the contracts described in Part B of Schedule 26.

Retained Project Contracts mean each Project Contract to which a member of the Guarantor Group (other than a Group Member) is, immediately after Completion, a party or in respect of which such member continues to have any rights and/or owe any obligations to a person that is not a member of the Guarantor Group, and shall for greater certainty include each Specified Project Contract that has not been novated to a Group Member in accordance with clause 6.7 on or prior to Completion.

Second Deferred Subscription Price means:

(a) in the case of BHPB, US$20,000,000;

(b) in the case of DUBAL, US$8,333,333; and

(c) in the case of Mubadala, US$5,000,000.

Second Deferred Subscription Price Payment Date means the later to occur of:

(a) the earlier of:

(i) the date falling ten (10) Business Days after the date on which the completed Feasibility Study (as defined in the Shareholders' Agreement) is delivered to the shareholders in the Company and to the Company in accordance with clause 6.2(a) of the Shareholders' Agreement; and

(ii) 30 June 2007; and

(b) the earlier of:

(i) the Title Transfer Date; and

(ii) Financial Close.

Security Documents has the meaning given in the Loan Facility Agreement.

Security Interest means any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset, a retention of title arrangement other than in the ordinary course of business and a deposit of money by way of security.

Senior Employee has the meaning given in the Warranty in paragraph 82 of Schedule 1.

Shareholders' Agreement means the shareholders' agreement to be entered into between GAI, the Company and each of the Subscribers at Completion in substantially the form set out in Schedule 14.

Shares means ordinary shares in the capital of the Company with a par value of US$1.00 each, together with the benefit of all rights (including dividend rights) attached or accruing to those shares from and after the date of this Agreement (other than any rights in respect of any GAI Distribution).

Sithe Deed of Termination means a deed in substantially the form set out in Schedule 29.

Specified Clauses means clauses 1, 5, 16, 17, 18, 19, 20 and 21.

Specified Employees means the individuals listed in Schedule 28, other than any such individual who, after the date hereof and prior to Completion, has

(a) had his or her contract of employment or consultancy agreement (whether written or oral) with the relevant member of the Guarantor Group terminated with the consent of the Subscribers (which consent will not be unreasonably withheld or delayed); or

(b) has resigned (or given notice of resignation) as an employee or consultant of the relevant member of the Guarantor Group.

Specified Project Assets means the Project Assets referred to in Part A of Schedule 27.

Specified Project Contracts means the Project Contracts referred to in Part B of Schedule 27.

Subscribers' Warranties means the warranties referred to in Clause 5.4 and set out in Schedule 2.

Subscription Fractional Interests means the Fractional Interests to be subscribed for, and allotted to, each Subscriber (or its Related Party) as set out in clause 3.1.

Subscription Price means the aggregate of the Initial Subscription Price, the First Deferred Subscription Price, the Second Deferred Subscription Price and the Third Deferred Subscription Price payable by each respective Subscriber for their Subscription Fractional Interests under this Agreement.

Subsidiary means, in relation to a person, any body corporate directly or indirectly controlled by that person.

Subsidiary Shares means all of the issued and outstanding shares in the capital of GuineaCo, together with the benefit of all rights (including dividend rights) attached or accruing to those shares from and after the date of this Agreement.

Supplemental Disclosure Bundle means the documents annexed to, or delivered with, the Supplemental Disclosure Bundle and initialled by the parties for the purposes of identification.

Supplemental Disclosure Letter means the letter written by GAI to the Subscribers and delivered by GAI prior to Completion together with the Supplemental Disclosure Bundle.

Tax means any Income Tax, land tax, sales tax, payroll tax, fringe benefits tax, group tax, withholding tax, customs duties, excise duties, franking deficits tax, stamp duty, GST, debits tax, financial institutions duty, social security contributions or payments or any other taxes or duties imposed in the British Virgin Islands, the Republic of Guinea, the Republic of France or elsewhere by any government or governmental taxation agency (including fines, additional tax, interest or penalties).

Taxation Authority means any person or agency authorised by law to impose, collect or otherwise administer any Tax.

Tax Schedule means the document to be annexed as Exhibit 2 (Tax and Accounting Exhibit) to the Basic Agreement (in the manner contemplated by the Basic Agreement).

Tax Warranty means a Warranty in paragraphs 115 to 123 of Schedule 1.

Technical Data means all research materials, technical reports, test results, analyses, computer programs, computer data bases, computer and software routines, network and topology diagrams and information, working papers, drawings, specifications, formulae, manufacturing processes, operating policies and procedures and other technical and scientific data and information of whatever kind.

Technical Services Agreement means the technical services and support agreement to be entered into between the Technical Services Provider, the Company and GuineaCo at Completion in substantially the Agreed Form

Technical Services Provider means BHP Billiton International Services Limited, a company with limited liability incorporated under the laws of England and Wales and having its registered office at Neathouse Place, London SW1V 1BH, United Kingdom.

Third Deferred Subscription Price means:

(a) in the case of BHPB, US$20,000,000;

(b) in the case of DUBAL, US$8,333,334; and

(c) in the case of Mubadala, US$5,000,000.

Third Deferred Subscription Price Payment Date means the date on which Financial Close occurs.

Third Party means any person or entity other than a party or a Related Party of a party.

Title Long Stop Date means the earliest of:

(a) the later of:

(i) 30 September 2007; and

(ii) the date on which the completed Feasibility Study (as defined in the Shareholders' Agreement) is delivered to the shareholders in the Company and to the Company in accordance with clause 6.2(a) of the Shareholders' Agreement; and

(b) the date on which any of the following occurs:

(i) a decision by the board of directors of the Company is taken in accordance with the Shareholders' Agreement to abandon the development, construction and/or operation of the Project;

(ii) the cancellation, supersession or nullification of Decree No. D/2005/053/PRG/SGG of the President of the Republic of Guinea dated 22 November 2005 in circumstances where such cancellation, supersession or nullification is not made in connection with an arrangement agreed with the Government of the Republic of Guinea to issue a replacement Decree of the President of the Republic of Guinea granting a mining concession to GuineaCo (or to GuineaCo and the Company) on terms not less favourable to GuineaCo (or, as the case may be, GuineaCo and the Company) than those contained in the Mining Concession; and

(iii) any Claim is brought by a Third Party against any Subscriber (or its Related Party) or against Group Member in respect of any Indemnified Title Matter.

Total Project Construction Costs has the meaning given in the Shareholders' Agreement.

Total Subscriber Investment means, at any time, the aggregate of:

(a) the aggregate amount of the Subscription Price paid by the Subscribers at such time; and

(b) if such time is on or after Completion, the Initial Cash Call.

Transaction Documents means:

(a) this Agreement;

(b) the Shareholders' Agreement;

(c) the Technical Services Agreement;

(d) each of the JV Off-take Agreements;

(e) the DUBAL/GuineaCo Alumina Sale Amending Agreement;

(f) the Escrow Account Agreement;

(g) the Escrow Account Security Agreement;

(h) the Asset Deed of Transfer;

(i) the Aluminpro Services Agreement;

(j) the Aluminpro Services Termination Agreement;

(k) IPR Deed of Transfer;

(l) the Sithe Deed of Termination; and

(m) the GAI Deed of Termination and Release.

Tripartite Agreement means the tripartite agreement dated 13 January 2006 between Compagnie des Bauxites de Guinee, the Guarantor and the Ministry of Mining and Geology of the Republic of Guinea.

Warranties means the representations, warranties, undertakings and other obligations of GAI of whatever kind contained in this Agreement (including those set out in Schedule 1).

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural, and the converse also applies.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a *person* includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity, and an individual.

(e) A reference to a clause or Schedule is a reference to a clause of or a schedule of this Agreement.

(f) A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

(g) A reference to writing includes any method of representing or reproducing words, figures, drawings, or symbols in a visible or tangible form.

(h) A reference to a party to this Agreement or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(i) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j) Mentioning anything after *includes, including, for example,* or similar expressions, does not limit what else might be included.

(k) Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or any part of it.

(l) References to times of the day are to London time.

(m) References to *material* in relation to the Group or any other person means material having regard to the business, assets or prospects of the Group (taken as a whole) or, as the case may be, such person.

1.3 Knowledge and awareness as to Warranties

Any statement made by GAI on the basis of its knowledge or awareness (or the best of its knowledge or awareness) is made on the basis that the knowledge or awareness of each of Bruce Wrobel, Karim Karjian, Michael Cella, Graham Morrey, Tony McCabe and Mamady Youla as to whether the statement is true and not misleading in any respect is deemed to be the knowledge and awareness of GAI.

1.4 Consents or Approvals

Unless expressly provided to the contrary in this Agreement, if the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

1.5 Method of payment

All payments required to be made under this Agreement must be tendered by way of direct transfer of immediately available funds to the bank account nominated in writing by the party to whom the payment is due.

1.6 Contracts (Rights of Third Parties) Act 1999

Unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and, notwithstanding any term of this Agreement, no consent of any person who is not a party to this Agreement is required for any amendment (including any release or compromise of any liability) or termination of this Agreement.

1.7 Subscribers' obligations several

Notwithstanding any other term of this Agreement, the obligations of each Subscriber under this Agreement are several and not joint or joint and several.

2. Conditions Precedent

2.1 Conditions Precedent

Clauses 3, 4 and 7 will not bind the parties and Completion will not proceed unless and until all parties have confirmed that the following conditions (the ***Conditions Precedent***) have been fulfilled or waived in accordance with this Agreement prior to the Long Stop Date (such confirmation not to be unreasonably withheld or delayed):

(a) the Subscribers shall have received a legal opinion (addressed to each of them) of:

(i) Harneys, as to the laws of the British Virgin Islands, substantially in the form set out in Schedule 14;

(ii) Davies Ward Phillips & Vineberg LLP, as to the laws of the Provinces of Ontario and Quebec, Canada and the federal laws of Canada applicable therein, substantially in the form set out in Schedule 15;

(iii) Stewart McKelvey, as to the laws of the Province of New Brunswick, Canada and the federal laws of Canada applicable therein, substantially in the form set out in Schedule 16; and

(iv) Sokolow, Carreras & Associés, as to the laws of the Republic of Guinea, substantially in the form set out in Schedule 17.

(b) the Subscribers shall have received a legal opinion of White & Case LLP addressed to each of them in relation to the enforceability of the Escrow Account Security Agreement under the laws of the State of New York in the United States of America, substantially in the form set out in Schedule 21;

(c) GAI and the Guarantor shall have received legal opinions addressed to GAI and the Guarantor of:

(i) Allens Arthur Robinson, counsel to BHPB, as to the laws of Australia, substantially in the form set out in Schedule 18;

(ii) Afridi & Angell, counsel to DUBAL, as to the laws of the Emirate of Dubai, United Arab Emirates, substantially in the form set out in Schedule 19; and

(iii) Al Tamimi & Company, special UAE counsel to Mubadala, as to the laws of the Emirate of Abu Dhabi, United Arab Emirates, substantially in the form set out in Schedule 20.

(d) each of the Transaction Documents shall have been duly executed and delivered by each of the parties to each such agreement and each of the Transaction Documents shall have become unconditional in accordance with its terms (other than as a result of any condition requiring the occurrence of Completion under this Agreement), and without limiting the generality of the foregoing;

(i) each of GAI, the Guarantor and Aluminpro shall have executed the IPR Deed of Transfer and delivered such deed to GuineaCo (with a copy to the Company and each of the Subscribers); and

(ii) each of GAI, the Guarantor and Aluminpro shall have executed the Asset Deed of Transfer and delivered such deed to GuineaCo (with a copy to each of the Subscribers);

(e) each party shall have provided evidence to each of the other parties that the process agent appointed by it in accordance with clause 17(a) has accepted its appointment;

(f) if the audited consolidated financial statements of the Guarantor for the financial year ended 31 December 2006 have been published on or before the Completion Date, GAI shall have delivered to each of the Subscribers a certified copy of such financial statements (whether in the Supplemental Disclosure Bundle or otherwise);

(g) GAI shall have delivered to each of the Subscribers at Completion a certificate addressed to each Subscriber confirming the following as at the time immediately prior to Completion:

(i) that clause 6.1 has been complied with or, to the extent that it has not been complied with, giving full particulars of each respect in which it has not been complied with; and

(ii) that each of the Warranties set out Schedule 1 is accurate (subject to matters fairly disclosed in the Disclosure Letter and the Supplemental Disclosure Letter);

(h) no legally binding order of any court, tribunal or arbitral panel enjoining Completion or otherwise materially restricting the manner in which Completion may occur has been issued and is in effect; and

(i) GAI shall have delivered to each of the Subscribers evidence satisfactory to the Subscribers (acting reasonably) that:

(i) to the extent permitted by applicable Law, each of the shares in the share capital of GuineaCo held by each of Bruce Wrobel, Karim Karjian and Michael Cella have been transferred to the Company; or

(ii) in the event a transfer of each of the shares in the share capital of GuineaCo held by each of Bruce Wrobel, Karim Karjian and Michael Cella to the Company is not permitted by applicable Law,

(A) the beneficial entitlement to such shares and the rights attaching thereto are assigned to or otherwise held by the Company and each of Bruce Wrobel, Karim Karjian and Michael Cella has executed blank instruments of transfer in respect of such shares such that, if at any time the Company wishes, such shares may be transferred to another person without the further involvement of any of Bruce Wrobel, Karim Karjian or Michael Cella; or

(B) each of Bruce Wrobel, Karim Karjian and Michael Cella shall have executed such documents as the Subscribers may reasonably require to ensure that one of such shares is transferred to a person

nominated by BHPB and one is transferred to a person nominated by DUBAL and Mubadala (acting together).

2.2 Satisfaction of Conditions Precedent

(a) GAI shall use, and shall procure that each other member of the Guarantor Group uses, its reasonable endeavours to procure that all Conditions Precedent within its (or their) reasonable control and/or requiring any action, consent, permission or approval of the Government of the Republic of Guinea are satisfied on or prior to the Long Stop Date.

(b) Each of the Subscribers shall use, and shall procure that each of its Related Parties uses, its reasonable endeavours to ensure that the Conditions Precedent set out in clauses 2.1(c), (d), (e) (to the extent such Condition Precedent is within that Subscriber's reasonable control) are satisfied on or prior to the Long Stop Date.

2.3 Specific obligations of co-operation

Without limiting clause 2.2:

(a) GAI shall, and shall procure that any relevant member of the Guarantor Group shall, make all necessary and appropriate applications for the purpose of enabling the Conditions Precedent to be fulfilled;

(b) no party may take any action that would or would be likely to prevent or hinder the fulfilment of the Conditions Precedent on or prior to the Long Stop Date;

(i) keep the other parties informed in a timely manner of the status of any discussions or negotiations it has had, or is intending to have, with relevant Third Parties (including the Government of the Republic of Guinea) regarding the satisfaction of the Conditions Precedent; and

(ii) promptly notify the other parties on becoming aware of the fulfilment of any Condition Precedent or of any Condition Precedent becoming incapable of being fulfilled.

2.4 Waiver

(a) The Conditions Precedents set out in clauses 2.1(a), (b), (f) and (g) are for the exclusive benefit of the Subscribers and may only be waived by a unanimous written waiver of all Subscribers.

(b) The Condition Precedent set out in clause 2.1(c) is for the exclusive benefit of GAI and may only be waived by a written waiver from GAI.

(c) The Conditions Precedents set out in clauses 2.1(d), (e) and (h) are for the mutual benefit of all the parties and may only be waived by a written waiver from all the parties (other than, in the case of any such Condition Precedent requiring the action of, or provision of information by, any party, any party which has not taken such required action or provided such required information).

2.5 DUBAL Consent

DUBAL hereby consents to the transactions contemplated by the Transaction Documents and the entering into, performance and enforcement of any Transaction Document by any party thereto and acknowledges and agrees that all such transactions and the entering into, performance and enforcement of any Transaction Document by any party thereto do not, and will not give rise to any, breach of any of the terms and conditions of the DUBAL Subscription Agreement.

3. Allotment and Subscription

3.1 Allotment and subscription

The Company agrees to issue and allot to each of the Subscribers (or its Related Party, as a Subscriber may direct in accordance with clause 3.3) the number of Fractional Interests set out below opposite its name free from all Security Interests and each of the Subscribers severally agrees that it (or its Related Party, as the case may be) shall subscribe for the number of Fractional Interests set out below opposite its name, in each case on, and subject to, the terms and conditions set out in this Agreement:

BHPB:	1,000,000 Fractional Interests;
DUBAL:	750,000 Fractional Interests; and
Mubadala:	250,000 Fractional Interests.

3.2 No partial subscription

Neither the Company nor any of the Subscribers shall be obliged to complete the allotment and subscription of the Subscription Fractional Interests unless the allotment and subscription of all the Subscription Fractional Interests is to be completed simultaneously.

3.3 Subscribers' Related Parties

If any Subscriber wishes its Related Party to subscribe for, and have allotted to it, the Subscription Fractional Interests set out opposite its name in clause 3.1 in respect of it, it must notify the other parties in writing of the identity of such Related Party no later than five (5) Business Days prior to the Completion Date and clause 19 shall apply in respect of such Subscriber. Only one Related Party, to the exclusion of the relevant Subscriber, may be nominated to acquire all the Fractional Interests to which that Subscriber is entitled hereunder.

4. Subscription Price and Payment

4.1 Payment of Initial Subscription Price

On Completion, each of the Subscribers must pay to the Company its Initial Subscription Price (without any reduction, set-off or other adjustment) for the Subscription Fractional Interests for which it is subscribing, which amount shall be contributed as follows:

BHPB: US$1.00 as paid in capital and the balance as surplus;

DUBAL:	US$0.75 as paid in capital and the balance as surplus; and
Mubadala:	US$0.25 as paid in capital and the balance as surplus.

4.2 Payment of First Deferred Subscription Price

Within five Business Days of the First Deferred Subscription Price Payment Date (but only if and when such date occurs), each of the Subscribers must pay to the Company its First Deferred Subscription Price (without any reduction, set-off or other adjustment) for the Subscription Fractional Interests for which it has subscribed, which amount shall be contributed as surplus, provided that if the First Deferred Subscription Price Payment Date does not occur prior to 31 December 2025, each of the Subscribers must pay to the Company, in lieu of its First Deferred Subscription Price the amount of $1.00.

4.3 Payment of Second Deferred Subscription Price

Within five Business Days of the Second Deferred Subscription Price Payment Date (but only if and when such date occurs), each of the Subscribers must pay to the Company its Second Deferred Subscription Price (without any reduction, set-off or other adjustment) for the Subscription Fractional Interests for which it has subscribed, which amount shall be contributed as surplus; provided that if the Second Deferred Subscription Price Payment Date does not occur prior to 31 December 2025, each of the Subscribers must pay to the Company, in lieu of its Second Deferred Subscription Price the amount of $1.00.

4.4 Payment of Third Deferred Subscription Price

Within five Business Days of the Third Deferred Subscription Price Payment Date (but only if and when such date occurs), each of the Subscribers must pay to the Company its Third Deferred Subscription Price (without any reduction, set-off or other adjustment) for the Subscription Fractional Interests for which it has subscribed, which amount shall be contributed as surplus; provided that if the Third Deferred Subscription Price Payment Date does not occur prior to 31 December 2025, each of the Subscribers must pay to the Company, in lieu of its Third Deferred Subscription Price the amount of $1.00.

4.5 Payment of Subscription Distributions

(a) Immediately following each of payment of the Initial Subscription Price, payment of the First Deferred Subscription Price, payment of the Second Deferred Subscription Price and payment of the Third Deferred Subscription Price, the Company shall and, to the extent any of GAI and the Subscribers (or their respective Related Parties) are shareholders in the Company at such time, each of GAI and the Subscribers shall procure, subject to applicable Law, that an amount equal to 100 per cent. of the amount of the portion of the Subscription Price then paid is paid by the Company, at or as soon as practicable after the time of the relevant payment, solely to GAI (without any reduction, set-off or other adjustment) by way of a GAI Distribution.

(b) GAI shall, promptly following receipt of each portion of the Subscription Price, procure that an amount equal to 85 per cent. of the amount of the portion of the Subscription Price then paid is promptly deposited into the Escrow Account.

5. Warranties and Indemnities

5.1 Warranties

GAI represents and warrants to each of the Subscribers (who, as a result, have each been induced to enter into this Agreement) that each of the Warranties set out in Schedule 1 is true and correct.

5.2 When Warranties given and conduct undertaking

(a) Each of the Warranties set out in Schedule 1 is given as at the date of this Agreement and as at the time immediately before Completion.

(b) Subject to clause 5.13, each of the Warranties will remain in full force and effect after the Completion Date despite Completion having occurred.

5.3 Disclosures

(a) Each of the Warranties set out in Schedule 1 (other than those contained in paragraphs 2(a)(i), (b), (c) and (d) and paragraphs 37(b) and (c) of Schedule 1) given as at the date of this Agreement is subject to the matters fairly disclosed in the Disclosure Letter

(b) Except for the purposes of clauses 6.1(b), each of the Warranties set out in Schedule 1 (other than those contained in paragraphs 2(a)(i), 2(b), (c) and (d) and paragraphs 37(b) and (c) of Schedule 1) given as at the time immediately before Completion are subject to the matters fairly disclosed in the Supplemental Disclosure Letter.

5.4 Subscribers' Warranties

Each Subscriber severally warrants to each of GAI and the Guarantor (who, as a result, have each been induced to enter into this Agreement) that, as at the date of this Agreement and as at the time immediately before Completion, each of the Subscribers' Warranties is true and correct in respect of such Subscriber.

5.5 Subscriber's Investigation

The Warranties are not limited in any way by any information or knowledge gathered by any Subscriber, its advisers or representatives.

5.6 Construction

Each Warranty and each Subscribers' Warranty is to be constructed independently of the others and is not limited by reference to any other Warranty or Subscribers' Warranty, as the case may be.

5.7 Indemnity in respect of Indemnified Matters

(a) Subject to clauses 5.12 to 5.21 (inclusive), GAI hereby indemnifies each Subscriber (and its Related Parties) (collectively, the ***Indemnified Parties***) against all Indemnified Loss incurred or suffered by each such Indemnified Party in connection with the Indemnified Matters or any of them.

(b) Each Party acknowledges and agrees that any Indemnified Party that is not a party to this Agreement shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce its right to be indemnified under this Clause 5.7 (subject to the other terms of this Agreement).

5.8 Tax indemnity

Subject to clauses 5.9 to 5.20 (inclusive), GAI must indemnify the relevant Group Member in respect of the following amounts:

(a) the amount of any Tax which any Group Member may be called upon to pay in respect of:

(i) any Income Year ending before the Completion Date; and

(ii) the period from the first day of the Income Year in which the Completion Date falls to the Completion Date,

in each case, which has not been paid prior to the Completion Date;

(b) the amount of any Tax which any Group Member may be called upon to pay, deduct or withhold in respect of any payments made by any Group Member prior to the Completion Date;

(c) the amount of any stamp duties payable in respect of any agreement, deed, other document or transaction entered into prior to Completion to which any Group Member is or has been a party or by which any Group Member derives, has derived or will derive a benefit;

(d) the amount of any liability for Tax which may arise as a consequence of any Group Member or GAI having obtained relief (whether by way of deferred capital gains tax or otherwise) and which has or will become payable as a result of entry into this Agreement; and

(e) the amount of any liability to any current or former Related Party of any Group Member (including GAI) as a result of any Tax loss transferred by any Group Member to that current or former Related Party prior to the Completion Date being disallowed, in whole or in part.

Each Party acknowledges and agrees that GuineaCo shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce its right to be indemnified under this Clause 5.8 (subject to the other terms of this Agreement).

5.9 Dispute of assessment

Where:

(a) GAI proposes to dispute on behalf of the Group Member or a Subscriber (as the case may be) any assessment for Tax made by any government or Taxation Authority to which clause 5.8 applies; and

(b) payment of such assessment is required in order to dispute that assessment,

GAI must pay the amount of that assessment.

5.10 GAI to bear costs of dispute

Where:

(a) GAI gives the Subscribers notice that GAI proposes to dispute on behalf of the Group Member or a Subscriber (as the case may be) any assessment for Tax by any government or Taxation Authority to which clause 5.8 applies; and

(b) GAI has complied with clause 5.9,

each Subscriber must take such action as GAI may reasonably request (by notice to the relevant Subscriber) to object to, appeal against or settle such assessment, if GAI bears all the costs and expenses of taking such actions (including the costs to the relevant Subscriber and any Group Member (as the case may be) involved in engaging its staff in the matter) and any costs awarded in favour of any government or Taxation Authority.

5.11 GAI to be reimbursed payment

Where a payment has been made by GAI under clause 5.8 and the matter in respect of which the payment is made is disputed and ultimately resolved in favour of a Group Member, each Subscriber must cause the relevant Group Member, following receipt of the money from the relevant government or Taxation Authority, to pay an equivalent amount to GAI to the extent of its payment under clause 5.8.

5.12 Limitation on claims

(a) The Company shall have no liability to the Subscribers, GAI or the Guarantor pursuant to this Agreement except in respect of any failure by the Company to complete the allotment and subscription of the Subscription Fractional Interests in accordance with this Agreement.

(b) Subject to clause 5.12(e), the cumulative aggregate liability of GAI at any time for damages, indemnification and/or other payments (including all legal and other professional fees and expenses payable by GAI) in respect of all Claims for breach of a Warranty in Schedule 1 or for indemnification under clause 5.8, shall not exceed the Total Subscriber Investment at such time.

(c) Subject to clause 5.12(e), the Subscribers shall not be entitled to damages, indemnification and/or other payment in respect of any Claim or Claims (or series of related Claims with respect to related facts or circumstances) made by the Subscribers (or any of them) for breach of a Warranty in Schedule 1 or for indemnification under clause 5.8 where the amount such Subscriber(s) would (but for the application of this paragraph (c)) be entitled to is less than US$100,000.

(d) Subject to clauses 5.12(e), the Subscribers shall not be entitled to damages, indemnification and/or other payment in respect of any Claim for breach of a Warranty in Schedule 1 or for indemnification under clause 5.8 unless (and to the extent that) the aggregate amount to which the Subscribers (or any of them) would (but for the application of this paragraph (d)) be entitled to exceeds US$2,000,000.

(e) The financial limitations in clauses 5.12(b) to (d) shall not apply:

(i) in the event of any fraudulent act or fraudulent omission of GAI in the giving of the Warranties in Schedule 1 and/or preparation of the Disclosure Letter or Supplemental Disclosure Letter;

(ii) in the event of any Claim for indemnification under clause 5.8 in respect of social security payments or contributions which any Group Member is required to pay to the Taxation Authorities in France or the Republic of Guinea in respect of any Employees, including the amount of any penalties in relation to the failure to make such payments or contributions or any interest or default interest thereon; or

(iii) for greater certainty, in respect of any Claim made pursuant to clause 5.7.

5.13 Time limits for bringing claims

No Claim shall be brought by a Subscriber (or any of its Related Parties) against GAI and/or the Company under or in relation to this Agreement unless the relevant Subscriber shall have given to GAI and/or the Company (as the case may be) written notice of such Claim (setting out reasonable details thereof). In addition, no Claim shall be brought against GAI and/or the Company:

(a) in respect of a breach of any of the Warranties in Schedule 1 or for indemnification under clause 5.8, unless such notice is given on or before 5.30 p.m. (London time) on:

(i) in respect of the Tax Warranties and Environmental Warranties or any Claim for indemnification pursuant to clause 5.8, the sixth anniversary of the Completion Date; and

(ii) in respect of all other Warranties in Schedule 1, the third anniversary of the Completion Date; and

(b) in respect of a Claim for indemnification pursuant to clause 5.7 where the Indemnified Matter which is the subject of the Claim is an Indemnified Title Matter unless such notice is given:

(i) after the Title Long Stop Date; and

(ii) on or before the earliest to occur of:

(A) the Title Transfer Date; and

(B) Financial Close,

provided that, in each case, the above temporal limitations shall not apply in the event of any fraudulent act or fraudulent omission of GAI in the giving of the Warranties in Schedule 1 and/or preparation of the Disclosure Letter and/or the Supplemental Disclosure Letter and further provided that, in each case, any such Claim shall (if not previously satisfied, settled or withdrawn) be deemed to be withdrawn by the Subscriber or the Related Party, as the case may be, unless legal proceedings in respect of it have been commenced within twelve (12) months of such notice being given to GAI.

5.14 No double recovery

No Subscriber and its Related Parties (taken together) shall be entitled to recover more than once in respect of the same matter on which any Claim or Claims is or are based.

5.15 Taxation

GAI shall not be liable for any Claim under or in relation to this Agreement to the extent that:

(a) the Claim arises or is increased as a result of any change in the rates of Taxation, any imposition of Taxation or any change in the practice of the Taxation Authority, in each case announced or becoming effective (whether or not retrospectively) on or after the date of this Agreement; or

(a) the Claim arises as a result of any changes made after Completion in the accounting bases, policies, practices or treatment of any Subscriber or Group Member; or

(b) the Claim arises or is increased through the failure or omission by the Group or any Subscriber after Completion to make any Claim, election, surrender, disclaimer or to do any other thing which was taken into account in computing the provision for Tax in the Accounts; or

(c) any relief or other deduction arising before Completion is available (or would have been available but for the failure by the Group or any Subscriber to make an election after Completion) to reduce or otherwise mitigate the liability of the Group for Tax which is the subject of such Claim).

5.16 Retrospective Laws

GAI shall not be liable for any Claim to the extent that the liability arises or is increased as a result of any Law not in force at the date of this Agreement but which takes effect retrospectively.

5.17 Loss otherwise compensated

GAI shall not be liable for any Claim to the extent that the matter giving rise to such Claim has been made good or is otherwise compensated for without loss to the Subscribers (or their Related Parties) or, as the case may be, the Group Members.

5.18 Third Party Claims

(a) In the event that any Claim is asserted by a third party (including any member of the Guarantor Group) against a Group Member, any Subscriber or any Related Party of a Subscriber (each, a ***Covered Party*** and collectively the ***Covered Parties***) which would give rise to a Claim by the Covered Party against GAI under this Agreement (a ***Covered Claim***) such Covered Party will provide notice thereof to GAI, with a copy to the Guarantor and the other Covered Parties, as soon as is reasonably practicable after it becomes aware of such Covered Claim. No failure or delay in providing such notification will relieve GAI of any liability that it may have to any Covered Party.

(b) GAI will be entitled to participate in any Covered Claim notified to it pursuant to paragraph (a) and, unless (i) GAI or the Guarantor is also a party to such Claim and any Covered Party determines in good faith that joint representation would be inappropriate, or (ii) GAI fails to provide reasonable assurance to the Covered Parties of its financial capacity to defend such Covered Claim and provide reimbursement with respect to such Covered Claim, GAI will be entitled to assume the defence of such Covered Claim with counsel satisfactory to the Covered Parties and, after notice from GAI to the Covered Parties of its election to assume the defence of such Covered Claim, GAI will not, as long as it diligently conducts such defence, be liable to the Covered Parties under this clause 5 for any fees of other counsel or any other expenses with respect to the defence of such Covered Claim, in each case subsequently incurred by any Covered Party in connection with the defence of such Covered Claim, other than reasonable costs of investigation.

(c) If GAI assumes the defence of a Covered Claim as provided in paragraph (b):

(i) it will be conclusively established for purposes of this Agreement that the Covered Claim is subject to a Claim by the relevant Covered Party against GAI under this Agreement; and

(ii) no compromise or settlement of such Covered Claim may be effected by GAI without the relevant Covered Party's consent unless:

(A) there is no finding or admission of any violation of Law or any violation of the rights of any person by any Covered Party; and

(B) the sole relief provided is monetary damages that are paid in full by GAI.

(d) If notice is given to GAI of the commencement of any Covered Claim in accordance with paragraph (a) and:

(i) if GAI is entitled to and does not, within ten days after such notice is given, give notice to the Covered Parties of its election to assume the defence of such Covered Claim, GAI will be bound by any determination made in such Covered Claim or any compromise or settlement effected by the Covered Parties; or

(ii) if GAI is not entitled to assume the defence of such Covered Claim pursuant to clause 5.18(b), GAI will be bound by any determination made in such Covered Claim or any reasonable compromise or settlement effected by the Covered Parties.

5.19 Excess Amount

Unless otherwise agreed between all the Subscribers, if at any time a Subscriber receives or recovers a sum (the ***Recovered Sum***) and it applies this to a payment due from the GAI or Guarantor to that Subscriber in respect of a Covered Claim, and if the amount of the Recovered Sum is greater than the amount which that Subscriber would have received had the amount been received jointly by the Subscribers and shared pro rata between them in

accordance with their respective Liabilities in respect of such Covered Claim (the amount of the excess being referred to in this clause as an ***Excess Amount***) then:

(a) that Subscriber must promptly notify each of the other Subscribers; and

(b) that Subscriber must pay to each of the other Subscribers their share of such Excess Amount within ten (10) days of that Subscriber's receipt or recovery of the Excess Amount.

5.20 Proceedings

(a) If a Subscriber has commenced any Proceedings in relation to a Covered Claim and, as a result of, or in connection with, those Proceedings has received an Excess Amount, that Subscriber shall not be obliged to distribute any of that Excess Amount to any other Subscriber which:

(i) had been notified of the Proceedings; and

(ii) had the legal right to, but did not, join those Proceedings or commence and diligently prosecute separate Proceedings to enforce its rights in respect of such Covered Claim in the same or another court.

(b) In those circumstances, the relevant Subscriber shall distribute the Excess Amount which would otherwise have been payable to the Subscriber which did not join those Proceedings or commence and diligently prosecute separate Proceedings to enforce its rights to the Subscriber(s) who did so proceed on a pro rata basis to their respective Liabilities.

5.21 Calculation of loss of value

For greater certainty, in determining the Indemnified Loss suffered by an Indemnified Party for which GAI is liable to indemnify an Indemnified Party pursuant to clause 5.7 where the Indemnified Loss falls within paragraph (a) of the definition of such term in clause 1.1, the fair market value to be attributed to the Shares (as referred to in such definition) prior to the event giving rise to the Indemnified Loss occurring shall be calculated by reference to (and in any event shall not exceed) the aggregate of:

(a) the portion of the Total Subscriber Investment attributable to that Indemnified Party and its Related Parties; and

(b) the aggregate of all amounts advanced by the Indemnified Party and its Related Parties to the Company in respect of the subscription of Preferred Shares (as defined in the Shareholders' Agreement) in accordance with the Shareholders' Agreement,

and, for even greater certainty, shall not take into account any portion of the Subscription Price which has not then become due from the Indemnified Party or its Related Party or the events giving rise to the Indemnified Loss.

6. Obligations of GAI Prior to the Completion Date

6.1 GAI's obligations

Prior to the Completion Date, except as (i) required by any Transaction Document, (ii) described in the Approved Business Plan, (iii) expressly consented to by the Subscribers in writing or (iv) permitted under (or approved by the Lenders in accordance with) the terms of the Loan Facility Agreement, GAI must procure that:

(a) the business of the Group (including the Project) is conducted only in the ordinary course (but subject to the restrictions in this clause 6.1 and in the Loan Facility Agreement);

(b) neither it nor any other member of the Guarantor Group commits any act or omission that would make any of the Warranties inaccurate or misleading at any time on or prior to Completion (if they were given at all such times).

(c) the Company does not declare or pay a dividend, or make a distribution of assets;

(d) no Group Member merges or consolidates with any other corporation or acquires all or substantially all of the shares or the business or assets of any other person, firm, association, corporation or business organisation, or agree to do any of the foregoing;

(e) no change is made to the constitution of any Group Member;

(f) no Group Member reduces its share capital, or transfers an amount to its share capital account from any of its other accounts, or allots or issues any shares or any securities or loan capital convertible into or exchangeable for shares, or purchases, redeems, retires or acquires any such shares or securities, or agrees to do so, or sells or gives any option, right to purchase, or Security Interest over any such shares or securities;

(g) no Group Member enters into a capital commitment for an amount of more than US$100,000 or declares itself trustee of or encumbers any assets or disposes of or deals with any assets;

(h) no Group Member enters into, or terminates, any contract or commitment or engages in any activity or transaction which would require a Group Member to pay more than US$100,000;

(i) no member of the Group enters into any contract or commitment or engages in any activity or transaction with a Connected Person of a member of the Group;

(j) the business of the Group (including the Project) is conducted so as to comply in all material respects with all applicable Laws and regulations;

(k) the Subscribers are kept informed about the conduct of the business of the Group (including the Project) by being provided with regular reports not less frequently than weekly; and

(l) the Subscribers are notified of any new Claim in relation to the Guarantor Group where the amount claimed would have a material adverse effect on the Group if

the claim were to be successful, as soon as practicable after GAI or the Guarantor, as the case may be, becomes aware of it.

6.2 Project Participation Rights; Change of Business

(a) Prior to the Completion Date, the Guarantor and GAI must procure that no member of the Guarantor Group shall grant any Project Participation Rights whatsoever to any person, other than in respect of the issued or unissued share capital of the Guarantor or pursuant to the Transaction Documents.

6.3 Co-operation

GAI shall, and shall procure that the Guarantor shall, co-operate with the Subscribers before Completion in relation to any material decisions being made in connection with the Group and/or the Project.

6.4 Infrastructure Agreements and Tax Schedule

Without prejudice to clauses 6.1, 6.2 and 6.3, prior to Completion GAI shall not, and shall procure that no member of the Guarantor Group shall:

(a) enter into any of the Infrastructure Agreements; or

(b) agree the Tax Schedule with the other parties to the Basic Agreement such that it becomes scheduled to the Basic Agreement as contemplated therein,

without the prior written consent of each of the Subscribers (acting reasonably).

6.5 Obligation to disclose

GAI shall disclose to each of the Subscribers any event, matter, omission or thing of which GAI becomes aware between the date of this Agreement and Completion which would make any Warranty in Schedule 1 inaccurate or misleading if such Warranties were given at such time promptly after becoming aware of such event, matter or thing and, in any event, in the Supplemental Disclosure Letter.

6.6 Maintenance of accounts

From the date of this Agreement until the Completion Date, GAI must ensure that all accounts, books, ledgers, financial and other records relating to the Group:

(a) are fully and properly maintained and contain accurate records of all matters required to be entered in them in accordance with the Accounting Principles consistently applied; and

(b) do not contain or reflect any material inaccuracies or discrepancies.

6.7 Access

Prior to Completion, GAI must procure that the Subscribers and their respective officers, employees and agents are permitted during normal business hours to:

(a) enter any premises from which the business of the Group (including the Project) is conducted for the purposes of viewing the manner in which such business is conducted; and

(b) have full and free access to (including taking copies of) all books of account, books, records, contracts, commitments and property of or relating to the Project or the Group.

6.8 Novation Project Contracts and Retained Project Contracts

(a) GAI will use its reasonable endeavours to procure that each of the Novation Project Contracts is novated from the Relevant Guarantor Group Member to a Group Member pursuant to a Novation Agreement on or prior to Completion or, failing that, that each party to such Novation Project Contract whose consent is required for the Relevant Guarantor Group Member to transfer the benefit of such Novation Project Contract to the Company, if any, is obtained in writing prior to Completion.

(b) The Subscribers and GAI shall use their respective reasonable endeavours to procure that, from and after Completion, one or more Group Members take(s) over, perform(s) and discharge(s) all of the obligations of each member of the Guarantor Group under each of the Retained Project Contracts in accordance with the terms of such Retained Project Contracts (unless any Warranty given in Schedule 1 in respect of such Retained Project Contract was untrue).

(c) From and after Completion, the Company and GuineaCo shall, and the Subscribers and GAI shall use their respective reasonable endeavours to procure that the Company and GuineaCo shall, indemnify the Relevant Guarantor Group Member against all losses, liabilities, claims, proceedings, costs and expenses arising under or in respect of the Retained Project Contracts (unless arising from an event which results in any of the Warranties in Schedule 1 being untrue).

(d) Notwithstanding anything contained in the Asset Deed of Transfer, if the benefit of any Retained Project Contract cannot be transferred to the Company or GuineaCo at Completion except by an assignment made with the consent of a Third Party or by an agreement of novation:

(i) the Asset Deed of Transfer shall not constitute an assignment or an attempted assignment of the Retained Project Contract if the assignment or attempted assignment would constitute a breach of the Retained Project Contract;

(ii) after Completion the Subscribers and GAI shall use their respective reasonable endeavours to obtain the consent of the other party to the assignment or to procure the novation, of the Retained Project Contract; and

(iii) until the consent or novation is obtained, GAI shall procure that each Relevant Guarantor Group Member holds the benefit of such Retained Project Contract on trust for the Company and shall do all such acts and things as the Company may reasonably require (at GAI's cost and expense) to enable due performance of the Retained Project Contract and to provide for the Company the benefits of the Retained Project Contract (including enforcement of any right of any member of the Guarantor Group against the other party to the Retained Project Contract arising out of its termination by the other party or otherwise).

6.9 Resolution of Project issues

6.10 Specified Employees

GAI shall use its reasonable endeavours to procure that the contract of employment of, or consultancy agreement with, each of the Specified Employees is transferred, assigned or novated on or prior to Completion from the relevant member of the Guarantor Group to a Group Member on substantially similar terms as such Specified Employee's existing contract of employment or on such other terms as may be acceptable to the parties and the Specified Employee.

7. Completion

7.1 Notice to the Company

At least two Business Days before Completion, each Subscriber must give the Company a notice setting out details of the persons who will be appointed as its nominees to the board of directors of the Company and GuineaCo from Completion in accordance with the Shareholders' Agreement together with original signed consents to act of such persons.

7.2 Completion place

Completion of the subscription and allotment of the Subscription Fractional Interests will take place at 10,00 a.m. (London time) on the Completion Date at the offices of White & Case LLP in 5 Old Broad Street, London, England, or at such other time and/or place as GAI and the Subscribers may agree.

7.3 Obligations of the Company and GAI on Completion

On the Completion Date, the Company and GAI must:

(a) unless previously adopted and filed, procure the adoption and filing of the New Company Constitution by the Company;

(b) procure that such persons as the Subscribers notify to the Company under clause 7.1 are appointed as directors of the Company and GuineaCo, as the case may be, subject to the receipt of duly signed consents to act of such persons;

(c) procure that the Subscription Fractional Interests are allotted and issued to each Subscriber in accordance with this Agreement and applicable Law and that share certificates for such Subscription Fractional Interests are duly delivered to the relevant Subscribers; and

(d) ensure that all minute books, statutory books and registers, books of account, trading and financial records, copies of taxation returns and other documents and papers, and any common seal, duplicate seal or official seal, of, or relating to, the Group and any other Business Records, are placed into the possession of the Group.

7.4 Payment of the Initial Subscription Price

On the Completion Date and subject to the due performance by GAI and the Company of the obligations on its part to be performed under clause 7.3 (other than under paragraph (c)) each Subscriber must pay its share of the Initial Subscription Price to the Company.

7.5 Obligations of the parties on, and immediately following, Completion

(a) Each of the parties shall, at Completion, execute (and/or, as the case may be, procure that their respective Related Parties execute) each of the Transaction Documents.

(b) GAI and the Subscribers must procure that, immediately after the subscription for the Subscription Fractional Interests has been completed, a duly convened meeting of the shareholders of the Company is held at which a quorum is present

acting throughout at which each of the matters contemplated by clause 2.1 of the Shareholders' Agreement is duly and unanimously approved in accordance with applicable Law; and

(c) GAI and the Subscribers must procure that, immediately after the subscription of the Subscription Fractional Interests has been completed, a duly convened meeting of the directors of the Company is held at which a quorum is present and acting throughout at which each of the matters referred to in clause 3.20 of the Shareholders' Agreement is duly and unanimously approved in accordance with applicable Law.

8. Right to Terminate

8.1 Subscriber's Termination events

Any Subscriber may terminate this Agreement by notice to GAI, the Company and each of the other Subscribers before Completion if:

(a) GAI fails to comply with its obligations under clause 6 in any material respect; or

(b) any Warranty in Schedule 1 is, or is found to have been, inaccurate or misleading in any material respect when given; or

(c) there is a change in the business, assets or prospects of the Group (taken as a whole) after the date of this Agreement which will, or is reasonably likely to, result in a reduction in the value of the Group (taken as a whole) in excess of $10,000,000 or which is, or is reasonably likely to, materially adversely affect the economic viability of the Project, including any termination, or threatened termination, of the Basic Agreement and/or the Mining Concession, provided that none of the following shall be considered for the purpose of determining whether this clause 8.1(c) applies:

(i) any changes in the international securities or financial markets, including changes to currency exchange rates or interest rates;

(ii) any change in the credit standing of the Government of the Republic of Guinea or the availability in the international lending markets of project or other financing in connection with projects located in the Republic of Guinea;

(iii) any change affecting generally the global industry in which the Group conducts its business or in the global industry of aluminium manufacturing and sales, including changes in prevailing bauxite, alumina, aluminium or other commodity prices or inventory levels provided that, in each case, the changes affect all market participants substantially equally;

(iv) any change associated with borrowings by any Group Member under the Loan Facility Agreement; and

(v) any change required by the Transaction Documents or the Approved Business Plan; or

(d) any Event of Default (as defined in the Loan Facility Agreement) occurs and has not been waived by the Lenders; or

(e) the repudiation, revocation or cancellation of any authorisation or consent issued in relation to the Basic Agreement.

8.2 Parties' termination rights

If any of the Conditions Precedent is not fulfilled or duly waived on or prior to the Long Stop Date in accordance with clause 2 then, if the party or parties who seek to avoid the Agreement has or have complied with clauses 2.2 and 2.3, this Agreement may be terminated at any time thereafter by notice given by a Subscriber or GAI, as the case may be, to the other parties.

8.3 Consequences of termination

If this Agreement is terminated under clause 8.1 or 8.2, except for this clause 8.3 and the Specified Clauses, this Agreement will be null and void and of no effect, provided that any such termination shall not affect any rights and/or obligations of the parties accruing prior to such termination.

8.4 Rights not limited

The right of termination under this clause is in addition to, and not limited by, any other rights and remedies of a Subscriber against the Company or GAI.

8.5 No waiver of other rights and remedies

If a Subscriber does not exercise its rights under clause 8.1, its other rights and remedies against the Company or GAI will not be lost or limited in any way.

9. Costs and expenses

Each party must bear its own costs and expenses arising out of the negotiation, preparation and execution of this Agreement.

10. No Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

11. Assignment

11.1 No assignment

Subject to clause 11.2, no party can assign, charge, encumber or otherwise deal with any rights or obligations under this Agreement, or attempt, or purport to do so, without the prior written consent of the other parties.

11.2 Assignment permitted

A Subscriber may assign, charge, encumber or otherwise deal with its rights under this Agreement in favour of a Related Party of that Subscriber whom it nominates to subscribe for its Subscription Fractional Interests in accordance with, and subject to, clauses 3.3 and 19.

12. Further Assurances

Each party must do anything (including executing agreements and documents) necessary to give full effect to this Agreement and the transactions contemplated by it.

13. Entire Agreement

This Agreement, the Finance Documents and the Transaction Documents contain the entire agreement between the parties with respect to their subject matter and set out the only conduct relied on by the parties and supersede all earlier conduct and, as from Completion, all prior agreements and understandings (including the Framework Agreement) between the parties in connection with such subject matter.

14. Waiver

No failure to exercise nor any delay in exercising any right, power or remedy under this Agreement operates as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

15. Notices

Any notice, demand, consent or other communication (a ***Notice***) given or made under this Agreement:

(a) must be in writing and signed by the sender or a person duly authorised by the sender;

(b) must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

(i) to the Company, GAI and the Guarantor:

245 Park Avenue
38th Floor
New York, New York 10167

Attention: Chief Financial Officer

Fax No: 212-351-0001;

(ii) to BHPB: c/o BHP Billiton International Services Limited
Neathouse Place
London SW1V 1BH
United Kingdom

Attention: Chief Development Officer

Fax No: +44 20 7802 4111

Copy to:

Attention: Regional Legal Counsel

Fax No: +44 20 7802 3048;

(iii) to DUBAL: P.O. Box 3627
Dubai
United Arab Emirates

Attention: Director, Commercial and Corporate Development

Fax No: +971-4-884-6919; and

(iv) to Mubadala: P.O. Box 45005
Abu Dhabi
United Arab Emirates

Attention: Chief Financial Officer

Fax No: +971 2 616 0099; and

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two (2) Business Days after the date of posting (if posted to an address in the same country) or seven (7) Business Days after the date of posting (if posted to an address in another country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00 p.m. (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

16. Governing Law and Jurisdiction

This Agreement is governed by, and shall be construed in accordance with, the laws of England. Each party agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings arising out of, or in connection with, this

Agreement and each party irrevocably submits to the jurisdiction of such courts and waives any right to claim that such courts are an inconvenient forum.

17. Service of Process

(a) Each of the Company, GAI and the Guarantor irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under this Agreement for service of process in any proceedings before the English courts in connection with this Agreement.

(b) If the person specified in paragraph (a) is unable for any reason to so act, the Company, GAI or the Guarantor as the case may be, must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to the Subscribers acting reasonably. Failing this, the Subscribers may appoint another process agent for this purpose.

(c) BHPB irrevocably appoints BHP Billiton International Services Limited, Neathouse Place, London SW1V 1BH, United Kingdom as its agent under this Agreement for service of process in any proceedings before the English courts in connection with this Agreement.

(d) DUBAL irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under this Agreement for service of process in any proceedings before the English courts in connection with this Agreement.

(e) Mubadala irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under this Agreement for service of process in any proceedings before the English courts in connection with this Agreement.

(f) If any person specified in paragraph (c), (d) or (e) is unable for any reason to so act, BHPB, DUBAL or Mubadala as the case may be, must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to the other Subscribers and GAI acting reasonably. Failing this, the other Subscribers and GAI may appoint another process agent for this purpose.

(g) Each of the parties agrees that failure by its process agent to notify it of any process will not invalidate the relevant proceedings.

(h) This clause 17 does not affect any other method of service allowed by law.

18. Guarantor's Guarantee

18.1 Guarantee

In consideration of the Subscribers entering into this Agreement at the request of the Guarantor, the Guarantor:

(a) unconditionally and irrevocably guarantees to each Subscriber on demand the due and punctual performance by GAI of all its obligations under this Agreement; and

(b) separately indemnifies each Subscriber against any Liabilities which are incurred or sustained by that Subscriber in connection with any default or delay by GAI in the due and punctual performance of any of its obligations under this Agreement.

18.2 Liability unaffected by other events

The obligations of the Guarantor under this clause are not affected by any act, omission or thing which, but for this provision, might in any way operate to release or otherwise exonerate or discharge the Guarantor from any of its obligations including (without limitation) the grant to GAI or any other person of any time, waiver or other indulgence, or the discharge or release of GAI or any other person from any obligation.

18.3 Continuing guarantee and indemnity

This clause:

(a) extends to cover this Agreement as amended, varied or replaced, whether with or without the consent of the Guarantor; and

(b) is a continuing guarantee and indemnity and, despite Completion, remains in full force and effect for so long as GAI has any obligation to any Subscriber under this Agreement and until all of those obligations have been fully discharged.

19. Subscriber's Guarantee

19.1 Application of Guarantee

This clause 19 shall only apply in respect of a Subscriber in the event that such Subscriber nominates its Related Party to subscribe for, and have allotted to it, its Subscription Fractional Interests in accordance with clause 3.3.

19.2 Guarantee

Subject to clause 19.1, in consideration of GAI entering into this Agreement, each Subscriber, for so long as GAI or any of its Related Parties is or are party to the Shareholders' Agreement:

(a) unconditionally and irrevocably guarantees to GAI and each other Subscriber and their Related Parties on demand the due and punctual performance by its Related Party of all such Related Party's obligations under the Shareholders' Agreement; and

(b) separately indemnifies each of GAI and each other Subscriber against any Liabilities which are incurred or sustained by GAI or that Subscriber, as the case may be, in connection with any default or delay by its Related Party in the due and punctual performance of any of its obligations under the Shareholders' Agreement.

19.3 Liability unaffected by other events

The obligations of each Subscriber under this clause, if any, are not affected by any act, omission or thing which, but for this provision, might in any way operate to release or otherwise exonerate or discharge the Subscriber from any of its obligations including

(without limitation) the grant to the relevant Related Party or any other person of any time, waiver or other indulgence, or the discharge or release of the relevant Related Party or any other person from any obligation.

19.4 Continuing guarantee and indemnity

This clause:

(a) extends to cover the Shareholders' Agreement as amended, varied or replaced, whether with or without the consent of a Subscriber; and

(b) is a continuing guarantee and indemnity and remains in full force and effect in respect of a particular Subscriber for so long as a Related Party of that Subscriber has any obligation to GAI or any other Subscriber or their Related Parties under the Shareholders' Agreement and until all of those obligations have been fully discharged.

20. Time of essence

Except as otherwise provided in this Agreement, time is of the essence of this Agreement.

21. Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Schedule 1

Warranties

Information

1. **(Full disclosure)** The Guarantor has complied with all filing and disclosure requirements to which it is subject under the Securities Act (Ontario) and the rules of the Toronto Stock Exchange.

2. **(Specific disclosure)** There has been disclosed to the Subscribers the following:

 (a) (i) a correct and complete list; and

 (ii) copies of,

 all Material Project Contracts;

 (b) a correct and complete list and/or register of all Material Project Assets, including each such asset's current book value;

 (c) a correct and complete list of all Connected Person Contracts in the form of Schedule 24;

 (d) a correct and complete list of all consideration (whether monetary or in kind) paid by, or (to the best of GAI's knowledge) on behalf of, any member of the Guarantor Group to the Government, or any Governmental Agency, of the Republic of Guinea or to any employee or official of such Government or Governmental Agency;

 (e) correct and complete copies of all contracts or other arrangements relating to the right, or option, of any Third Party to acquire any Project Participation Rights;

 (f) correct and complete copies of all material correspondence or other material written communications between the Government of the Republic of Guinea and any member of the Guarantor Group in relation to the Project; and

 (g) correct and complete copies of the Mining Concession, the Tripartite Agreement and the Basic Agreement (including all exhibits thereto which have been agreed by the parties to the Basic Agreement and the current draft of all exhibits not yet agreed as at the date of this Agreement).

The Company, GAI and the Guarantor

3. **(Due incorporation and existence)** Each of the Company, GAI and the Guarantor is duly incorporated, validly exists and is in good standing under the law of its place of incorporation and all fees and penalties which have fallen due to the Registrar of Corporate Affairs under the BVI Business Companies Act, 2004 or regulations made thereunder in respect of the Company have been paid in full.

4. **(Power and authority)** The Company has full corporate power and authority to issue and allot the Subscription Fractional Interests.

5. **(Insolvency)** None of the Company, GAI or the Guarantor is insolvent and no receiver has been appointed over any part of their assets and, to the best of GAI's knowledge, no such appointment has been threatened.

6. **(Liquidation and winding up)** None of the Company, GAI or the Guarantor is in liquidation and no proceedings have been brought or, to the best of GAI's knowledge, threatened for the purpose of winding up the Company, GAI or the Guarantor.

7. **(Grounds for liquidation or winding up)** To the best of GAI's knowledge, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Company, GAI or the Guarantor.

8. **(Administrator)** No administrator has been appointed in respect of the Company, GAI or the Guarantor nor has any deed of company arrangement or similar instrument been executed or, to the best of GAI's knowledge, been proposed in respect of the Company, GAI or the Guarantor.

9. **(Creditor arrangements)** None of the Company, GAI or the Guarantor has entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

10. **(Unable to pay debts)** None of the Company, GAI or the Guarantor is (or is taken to be under applicable Law) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.

Authority

11. **(Authorisation)** The execution and delivery of each Transaction Document to which it is a party has been properly authorised by all necessary corporate action of each member of the Guarantor Group.

12. **(Power and authority)** Each member of the Guarantor Group has full corporate power and lawful authority and has obtained all Authorisations (which remain in full force and effect) to execute and deliver each Transaction Document to which it is a party and to consummate and perform or cause to be performed its obligations under the Transaction Documents to which it is a party and each transaction contemplated by the Transaction Documents to which it is a party to be performed by that member of the Guarantor Group.

13. **(Binding obligations)** Each Transaction Document to which it is a party constitutes the legal, valid and binding obligation of the relevant member of the Guarantor Group enforceable in accordance with its terms by appropriate legal remedy, subject to (i) any limitations on enforcement caused by bankruptcy, insolvency, liquidation, reorganisation and other similar laws of general application affecting the rights of creditors and (ii) general principles of equity.

14. **(No conflict)** The execution, delivery and performance by each member of the Guarantor Group of the Transaction Documents to which it is a party and each transaction contemplated by the Transaction Documents to which it is a party does not or will not (with or without the lapse of time, the giving of notice or both):

   (a) contravene, conflict with or result in a breach of or default under:

(i) any provision of the constitution of any member of the Guarantor Group;

(ii) any term or provision of any security arrangement, undertaking, agreement or deed to which a member of the Guarantor Group is a party; or

(iii) any writ, order or injunction, judgement, or Law to which it is a party or is subject or by which it is bound; or

(b) give rise to any grounds for the termination or revocation of the Mining Concession and/or Basic Agreement; or

(c) result in the loss or impairment of any of the Material Project Assets or any material right of a member of the Group with respect to the Project, other than as specifically contemplated by the Transaction Documents.

15. **(Authorisations)** Each Authorisation required for the investment by GAI in the Company has been duly obtained and disclosed to the Subscribers. Any condition imposed in any such Authorisation has been observed.

The Shares

16. **(Shares)** The Share held by GAI comprises the whole of the issued share capital of the Company.

17. **(Subsidiary Shares)** The Subsidiary Shares comprise the whole of the issued share capital of GuineaCo.

18. **(Valid allotment)** The Share held by GAI and the Subsidiary Shares have been validly allotted and are fully paid and no moneys are owing in respect of them.

19. **(Issue not in violation)** Neither the Share held by GAI nor the Subsidiary Shares have been issued in violation of any pre-emptive or similar rights of any member or former member of the Company or GuineaCo, as the case may be, or of the terms of any agreement by which the Company, GAI, GuineaCo or the Company is bound.

20. **(Agreements in respect of shares)** There is no shareholder agreement, voting trust, proxy or other agreement or understanding relating to the voting of:

(a) the Share held by GAI; or

(b) the Subsidiary Shares.

21. **(Arrangements in respect of shares)** There are no agreements, arrangements or understandings in place in respect of either the Share held by GAI or the Subsidiary Shares under which:

(a) the Company is, or may become, obliged at any time to issue any shares or other securities in the Company other than as provided in this Agreement; or

(b) GuineaCo is, or may become, obliged at any time to issue any shares or other securities in GuineaCo,

as applicable.

22. **(No restriction on allotment and transfer)** There is no restriction on the subscription and allotment of the Subscription Fractional Interests to the Subscribers and, once issued, there are no restrictions on the transfer of the Subscription Fractional Interests, except for the requirement to present the relevant share certificates and for the consent of the directors of the Company to the registration of the transfers of the Subscription Fractional Interests.

23. **(Ownership)** GAI is the legal and beneficial owner of the Share it holds free from all Security Interests and there is no agreement to give or create any Security Interest over such Share.

24. **(Ownership of Subsidiary Shares)**

(a) The Company is the legal and beneficial owner of the Subsidiary Shares free from all Security Interests and there is no agreement to give or create any Security Interest over the Subsidiary Shares; or

(b) No person, other than the Company, is a holder of any Subsidiary Shares who has not duly executed

(i) valid and binding waivers of all rights to distributions (whether of dividends, assets or otherwise) from GuineaCo; and

(ii) undated instruments of transfer for such Subsidiary Shares, and such other documents as may be necessary, such that those Subsidiary Shares may be transferred to the Company without the involvement of that holder.

25. **(Ownership)** Neither the Company nor any Subsidiary is:

(a) the holder or beneficial owner of any shares or other capital in any body corporate (wherever incorporated) except, in the case of the Company, the Subsidiary Shares; or

(b) a member of any partnership or other unincorporated association (other than a recognised trade association).

GuineaCo

26. **(Due incorporation and existence)** GuineaCo is duly incorporated and validly exists under the law of its place of incorporation.

27. **(Power and authority)** GuineaCo has full corporate power and authority to own its assets and business and to carry on its business as now conducted.

28. **(Insolvency)** GuineaCo is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has, to the best of GAI's knowledge, been threatened.

29. **(Liquidation and winding up)** GuineaCo is not in liquidation and no proceedings have been brought or, to the best of GAI's knowledge, threatened for the purpose of winding up GuineaCo.

30. **(Grounds for liquidation or winding up)** To the best of the knowledge of GAI, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up GuineaCo.

31. **(Administration)** No administrator has been appointed to GuineaCo nor has any deed of company arrangement or similar instrument been executed or proposed in respect of GuineaCo.

32. **(Arrangements with creditors)** GuineaCo has not entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

33. **(Unable to pay debts)** GuineaCo is not (nor is taken to be under applicable Law) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.

Constitution

34. **(Conduct of business)** The affairs of the Company and GuineaCo have been conducted in accordance with the relevant entity's constitution.

35. **(Form of constitution)** The constitution of each of the Company and GuineaCo is in the form disclosed to each of the Subscribers.

Financial Position and Conduct of Business

36. **(Loan Facility Agreement)** No Default (as such term is defined in the Loan Facility Agreement) has occurred and is subsisting under the Loan Facility Agreement.

37. **(Liabilities)**

    (a) No Group Member has any liabilities, whether actual, contingent or prospective, to any person other than the Permitted Liabilities.

    (b) All Liabilities or other financial obligations of any member of the Guarantor Group falling due prior to 31 December 2007 under all contracts, agreements, arrangements or understandings to which any of them is a party, or which are binding on any of them, are accurately provided for in the budget set out in the Approved Business Plan.

    (c) No member of the Guarantor Group is party to any contract, agreement, arrangement or understanding with any person which, if terminated by a member of the Guarantor Group at any time on or after 1 January 2008, would result in, or require, a termination payment to the counterparty equal to, or in excess of, $100,000 other than any termination payment provided for in the Approved Business Plan.

38. **(No Corrupt Activity)** No member of the Guarantor Group nor, to the best of GAI's knowledge, any employee, consultant or contractor of a member of the Guarantor Group or other person acting on behalf of the Guarantor Group has engaged in any Corrupt Activity in relation to the Project.

39. **(Accounts)** The Accounts:

(a) were prepared in accordance with the Accounting Principles applied on a consistent basis;

(b) show a true and fair view of:

(i) the financial position, the assets and liabilities of the Group as at the date of the Accounts; and

(ii) the income, expenses and results of the operations of the Group for the financial period ended on the date of the Accounts; and

(c) to the extent required by the Accounting Principles, contain provisions adequate to cover, or full particulars in notes of, all other liabilities (whether quantified, contingent or otherwise) in respect of the Group as at the date of the Accounts.

40. **(Off-balance sheet financing)** No member of the Group has or is engaged in financing of a type which is not required to be shown or reflected in the Accounts in accordance with the Accounting Principles consistently applied.

41. **(Joint banking arrangements)** No Group Member is party to any banking or financial arrangements jointly with another member of the Guarantor Group (other than another Group Member) and there are no group pooling or other similar banking arrangements to which a Group Member is party together with another member of the Guarantor Group (other than another Group Member).

42. **(Set-off)** There is no set-off arrangement between any Group Member and any other person, including any other member of the Guarantor Group (other than another Group Member).

43. **(Conduct of Business)** Since 31 December 2006, each member of the Group has carried on its business in the ordinary and usual course and:

(a)

(i) there has not been any liability or obligation incurred by a Group Member otherwise than in the ordinary and usual course of business, other than the Permitted Liabilities;

(ii) there has not been incurred, or agreed to be, incurred by any Group Member any expense which is of an unusual or abnormal amount having regard to the customary business practices applicable to the industries in which the Group operates;

(iii) there has not been any sale, transfer or assignment of, or grant of any rights in respect of (including, the grant of any leases or licences), any assets of any Group Member relating to, or used in, the Project, other than in the ordinary and usual course of business; and

(iv) there has not been a change in the operation of the business of any Group Member other than in the manner consistent with the ordinary course of business.

(b) no member of the Guarantor Group has suffered any event, circumstance, fact or occurrence or taken or failed to take any action where such occurrence, action or failure would reasonably be expected to have a material adverse effect on the Group taken as a whole; and

(c) to the best of GAI's knowledge, there has not been any agreement or commitment by any Group Member to do any of the above.

44. Since 31 December 2006:

(a) except for disposals in the ordinary and usual course of business and at not less than market value, the Material Project Assets of each member of the Guarantor Group have been and remain in the possession or under the control of that member of the Guarantor Group;

(b) no member of the Guarantor Group has created any Security Interest over or declared itself trustee of any of its assets;

(c) no member of the Group has dealt with any person except at arm's length;

(d) no property has been acquired by any Group Member for more than market value;

(e) no Group Member has entered into any contract or commitment or engaged in any activity or transaction with a Connected Person of a Group Member;

(f) no Group Member has made any capital expenditure in excess of US$10,000, except to acquire a Material Project Asset or pursuant to a Material Project Contract;

(g) no Material Project Asset has been written down or written off;

(h) no Material Project Contract has been terminated or has expired;

(i) no member of the Guarantor Group has received any notice or threat of termination of a Material Project Contract;

(j) no Authorisation from which any member of the Guarantor Group benefits or operates under, the absence of which would have a material adverse effect on the Project, has been terminated, expired or, to the best of GAI's knowledge, threatened to be terminated;

(k) no share or loan capital, security or other right convertible into shares or loan capital has been issued by any Group Member;

(l) no Group Member has declared, paid or made any dividend or other distribution;

(m) there has been no payment or satisfaction by any Group Member of any debt or liability of any person other than a Group Member; and

(n) no Group Member has waived any right in relation to the Project or waived any debt owed to it.

Assets

46. **(Assets)** All Project Assets are owned and held by a Group Member other than the Specified Project Assets.

47. **(Ownership)** Each Project Asset is the absolute property of, and legally and beneficially owned by, a Group Member free of any Security Interest (other than a Permitted Security Interest).

48. **(No Impairment)** No notice has been served on any member of the Guarantor Group by any Governmental Agency which might impair, prevent or otherwise interfere with a Group Member's use of, or proprietary rights in, any of the Project Assets or give rise to any right to terminate any Project Contract.

Contracts

49. **(All Contracts)** No Group Member is under any legally binding obligation to enter into any further agreement in relation to the Project which, if entered into, would be a Material Project Contract.

50. **(Contracts of the Guarantor Group)** No member of the Guarantor Group (other than a Group Member) is party to any Material Project Contract with a person that is not a member of the Guarantor Group, other than the Specified Contracts.

51. **(Contracts)** None of the Material Project Contracts:

    (a) has been entered into outside the ordinary and usual course of business;

    (b) is incapable of being fulfilled or performed on time, or only with undue or unusual expenditure of money or effort;

(c) is with a Connected Person of a Group Member;

(d) is not on arm's length terms; or

(e) limits the freedom of any Group Member or any of its officers, employees or agents, to engage in any type of business or activity, including in competition with any person or in any area.

52. **(Change of control)** No party to any Material Project Contract is entitled or, to the best of GAI's knowledge has threatened:

(a) to terminate that Material Project Contract or accelerate the maturity or performance of any obligation; or

(b) to do anything which would materially adversely affect the interests, business (including the Project) or assets of any Group Member,

by reason of any change in the legal or beneficial ownership of all or any of the Shares or the performance of this Agreement including the effect of the change in the ultimate ownership or control of GuineaCo.

53. **(Validity and no default)** Each of the Material Project Contracts is valid, binding and enforceable against the parties to it (to the best of GAI's knowledge) and no member of the Guarantor Group and, to the best of GAI's knowledge, no other party to any Material Project Contract:

(a) is in default; or

(b) but for the requirements of notice or lapse of time or both, would be default,

thereunder.

54. **(Set off, counterclaims, etc.)** There are no set offs, counterclaims, or other claims or rights of third parties in respect of any Material Project Contract which could diminish or impair the benefits of them to the Subscribers.

55. **(Guarantees)** No Group Member has given or entered into any guarantee, indemnity or letter of comfort in respect of any member of the Guarantor Group (other than another Group Member) and no member of the Guarantor Group (other than a Group Member) has given or entered into any guarantee, indemnity or letter of comfort in respect of any Group Member.

56. **(Outstanding tenders)** No Group Member has made any material offer, tender or quotation which is still outstanding and capable of giving rise to a contract by the unilateral act of a third party, other than in the ordinary and usual course of business and on arms' length terms.

57. **(Profit sharing and no brokers)**

(a) No Group Member is a party to any contract, agreement or arrangement in terms of which it is or will be bound to share profits, pay any royalties or waive or abandon any rights; and

(b) No member of the Guarantor Group, nor any of their respective agents, has incurred any obligation or Liability, contingent or otherwise, for brokerage or

finders' fees or agents' commissions or other similar payments in connection with this Agreement and the transactions contemplated hereby.

58. **(Mining rights)** To the best of GAI's knowledge, the Basic Agreement, the Tripartite Agreement and the Mining Concession are the only documents, agreements or understandings which govern or relate to the creation, existence and validity of the rights granted to the Guarantor Group for the mining of bauxite and the construction and operation of the alumina refinery, in each case in connection with the Project.

59. **(Governmental participation)** To the best of GAI's knowledge, there are no proposals or rights of any Governmental Agency to participate in the Project whether by way of "back-in" rights, "step-in" rights or otherwise.

Mining Concession

60. GuineaCo is the sole valid, legal and beneficial owner of the rights under the Mining Concession.

61. Each member of the Guarantor Group is in compliance in all respects with the terms of the Mining Concession and no act or omission of any member of the Guarantor Group, or, to the best of GAI's knowledge, of any Third Party, has occurred which would reasonably be expected to entitle the relevant authority to revoke the Mining Concession, and no notice has been given by the relevant authority to any member of the Guarantor Group of any intention to revoke, withdraw or contest the validity of the Mining Concession or any part thereof.

62. The Mining Concession has not been, and is not in the course of being, surrendered by any member of the Guarantor Group in whole or in part nor is it liable to forfeiture.

63. No proposal to surrender or abandon any of the rights deriving from the Mining Concession has been made or received by any member of the Guarantor Group; and to the best of GAI's knowledge, no proposal exists or is pending to surrender or abandon any of the rights and obligations deriving from the Mining Concession.

64. The Group Members have acquired (or have the right to acquire) all material surface rights, and access rights which are reasonably expected to be required in connection with the implementation and operation of the Project. All such rights are sufficient in scope and in substance for the development of the Project.

65. No member of the Guarantor Group is a party to any abandonment or decommissioning security agreement relating to the Mining Concession.

Basic Agreement

66. To the best of GAI's knowledge, the Basic Agreement has been validly authorised, executed and delivered by each of the parties to it (other than members of the Guarantor Group) and constitutes the legal, valid and binding obligations of each party thereto (other than members of the Guarantor Group).

67. The Basic Agreement has been validly authorised, executed and delivered by each member of the Guarantor Group which is a party to it, came into full force and effect as of the date

of its promulgation by Law, remains in full force and effect and constitutes the legal, valid and binding obligations of each member of the Guarantor Group which is a party to it.

68. Each member of the Guarantor Group which is a party to the Basic Agreement is and, to the best of GAI's knowledge, each other party to the Basic Agreement is in compliance in all respects with its terms and conditions and no act or omission of any such member of the Guarantor Group, or to the best of GAI's knowledge, of such other party, has occurred which would reasonably be expected to entitle any Governmental Authority to terminate the Basic Agreement, and, to the best of GAI's knowledge, no notice has been given by any Governmental Authority of any intention to terminate or contest the validity of such Basic Agreement or any part thereof.

69. All exhibits to the Basic Agreement have been agreed and are in full force and effect.

70. The rights and obligations of any member of the Guarantor Group under the Basic Agreement have not been, and are not in the course of being, surrendered in whole or in part nor are liable to forfeiture.

71. No proposal to surrender or abandon any of the rights deriving from the Basic Agreement has been made or received by a member of the Guarantor Group and, to the best of GAI's knowledge, no proposal exists or is pending to surrender or abandon any of the rights and obligations deriving from the Basic Agreement.

72. No provisions of the Basic Agreement which suspends or excuses performance of any obligations is currently in operation.

Intellectual Property

73. **(Ownership)** Immediately following execution and delivery of the IPR Deed of Transfer at Completion, all of the Project Intellectual Property will be solely, exclusively, legally and beneficially owned by one or both of the Group Members, free and clear of any restrictions, liens, charges, encumbrances and other rights.

74. **(Validity)** The Project Intellectual Property is valid, subsisting and enforceable.

75. **(Agreements relating to Intellectual Property Rights)** Immediately following execution and delivery of the IPR Deed of Transfer at Completion:

    (a) no person other than a Group Member will be using or will have any right to use (other than as permitted under the Shareholders' Agreement) or have any other interest in any of the Project Intellectual Property; and

    (b) no Group Member will be using any Intellectual Property Rights owned by any person other than a Group Member.

76. **(Infringements by third parties)** To the best of GAI's knowledge, no person is infringing or making unauthorised use or has infringed or made unauthorised use of any of the Project Intellectual Property or Project Information.

77. **(Infringements by the Group)** The activities of each member of the Guarantor Group (including the ownership, retention, application, reproduction, use, exercise or exploitation of the Project Intellectual Property and Project Information) do not currently and have not at any time infringed the rights of any person, contravened any Law, or given

rise to any Claim by, or payment of compensation or royalties to, any person and to the best of GAI's knowledge no such Claim or payment is threatened or likely and the ownership, retention, application, reproduction, use, exercise and exploitation of the Project Intellectual Property and Project Information by the Group in the Project will not infringe the rights of any person or give rise to a right for any person to make a Claim against any Group Member, whether for payment of compensation, royalties or otherwise.

78. **(No non-transferable licenses)** No member of the Guarantor Group (other than a Group Member) is using or exercising, or has used or exercised, any intellectual property rights in connection with, or which are otherwise relevant to, the Project which are licensed or sub-licensed to it by a Third Party which are not capable of unilateral transfer by that member to a Group Member under the terms of such licence or sub-licence.

79. **(No challenges)** None of the Project Intellectual Property or Project Information is currently or has been the subject of any dispute, challenge, litigation, opposition or administrative proceedings and, to the best of GAI's knowledge, no such dispute, challenge, litigation, opposition or administrative proceedings are threatened or likely.

80. **(Confidential information)** The Group Members have procedures in place in order to effectively maintain and protect the security and confidentiality of the confidential information, Know-how and Technical Data relating to the Group and/or the Project and no disclosure has been made to any person (other than a member of the Guarantor Group) of any confidential information, Know-how or Technical Data relating to the Group and/or the Project except:

(a) in the ordinary and proper course of business of the Group, on receipt of an undertaking to keep the information, Know-how or Technical Data confidential; and/or

(b) to the Subscribers and their respective employees, advisors and other agents, and

in respect of any such confidential information, Know-how or Technical Data, to the best of GAI's knowledge, no breach by any person of any obligations of confidentiality owed to it has occurred and is subsisting or has been threatened.

Employees

81. **(Employees)** A true and accurate list of all employees of, and consultants to, a member of the Guarantor Group (***Senior Employees***):

(a) with an annual salary or consultancy fee entitlement, or similar, (including any entitlement to bonuses) in excess of US$30,000 (in respect of employees or consultants who are employed or engaged by GuineaCo) or US$100,000 (in respect of employees or consultants who are employed or engaged by any other member of the Guarantor Group); or

(b) whose contract of employment or consultancy agreement cannot be terminated on six months' notice or less,

has been disclosed to the Subscribers.

82. **(Notice)** No Senior Employee has given notice (which has not yet expired) terminating his or her contract of employment or consultancy agreement or is under notice of dismissal or termination other than in the ordinary and usual course of business.

83. **(Industrial disputes)** There is no industrial dispute affecting the Employees and to the best of GAI's knowledge, none will arise as a result of the transactions contemplated by this Agreement.

84. **(Employee claims)** None of the Employees has made a worker's compensation claim that remains unresolved.

85. **(Collective Bargaining)** No Group Member is party to any collective bargaining agreement with any trade union or similar organisation and which applies to any of the Employees and there is no agreement, arrangement or undertaking between any Group Member and a union or any representative of it in respect of the Employees.

86. **(Employee obligations breach)** No member of the Guarantor Group has received any written notice of any material breach by it of its legal or contractual obligations concerning the employment or engagement of any of the Employees.

87. **(Dismissals)** Subject to any legislation relating to, among other things, unlawful termination, unfair dismissal, unfair contract agreements or arrangements and the need to give the required period of notice on termination, there is no contract of employment with any Employee (or contract for the services of any person) to which any Group Member is a party which cannot be terminated by six month's notice or less, or by reasonable notice, and in each case without giving rise to a claim for damage or compensation against any Group Member.

88. **(Governmental action)** To the best of GAI's knowledge, there are no proposals of any government, governmental body or authority or organisation representing its Employees the implementation of which (whether by force of Law or voluntarily) might adversely affect the business of any Group Member or require any substantial capital expenditure.

89. **(Union agreements)** There is no agreement, arrangement or understanding between any Group Member and a union or any representative of it in respect of the Employees.

90. **(Compliance with laws)** Each Group Member has, in relation to each Employee employed by it, complied in all material respects with all obligations imposed on it under all statutes, regulations, orders, awards, enterprise agreements and codes of conduct and practice relevant to conditions of employment and to the relationship between it and the Employees and any union.

91. **(Employee benefit plans)** No member of the Guarantor Group operates any employee stock option plan or other employee benefit plan and no Employee is entitled to any benefit from a member of the Guarantor Group in connection with their employment other than their salary.

Land

92. **(Land)** No Group Member holds any Land.

Environment

93. **(Authorisations)** Each Environmental Authorisation has been obtained. Each Environmental Authorisation is and has been at all relevant times effective and, to the best of GAI's knowledge, there is no proposal to revoke, suspend, modify or not renew any Environmental Authorisation.

94. **(Compliance with Authorisations)** Each Group Member is in compliance with each Environmental Authorisation and, to the best of GAI's knowledge, there is no breach or likely breach of any Environmental Authorisation. No Group Member has received any notice, order, claim, demand or like communication in relation to any Environmental Authorisation which might adversely affect the Project.

95. **(Compliance with Environmental Laws)** Each Group Member (and each person for the acts of whom the Group Member may be liable) complies with and has not committed any offence under any Environmental Law relating to the Project.

96. **(No contamination)** To the best of GAI's knowledge, there is no Contamination on, under or emanating from the surface areas in respect of which any member of the Guarantor Group holds rights in respect of the Project (whether under the Basic Agreement or otherwise) and there is no condition of such surface area which would entitle any person to require any Group Member to Clean-up in or around such surface areas or to contribute to the costs of doing so.

97. **(Bond or security deposit)** No Group Member has given a bond or security deposit in favour of any Governmental Agency in connection with any Environmental Authorisation which relates to the Project.

Approvals

98. **(Approvals)** The Group Members have all Authorisations required to conduct their businesses, including in connection with the Project (other than any Authorisations that are not yet required to be obtained by such Group Members in connection with the Project) (the ***Approvals***) and, in relation to any Approvals not yet obtained but required to be obtained in connection with the completion of the Project, no Group Member has any reason to expect that such Approvals will not be able to be obtained by the Group Members in a timely manner.

99. **(Oral communications)** No Governmental Agency of the Republic of Guinea has orally communicated to any member of the Guarantor Group an intention to take, or omission to take, any action which could have a material adverse effect on the Project if carried out and no member of the Guarantor Group has entered into any oral contract, agreement or understanding with a Governmental Agency of the Republic of Guinea to take, or omit to take, any action in relation to the Project.

100. **(Breach)** There is no subsisting contravention of any Approval and to the best of GAI's knowledge there are no facts or circumstances which are likely to result in the revocation or variation in any respect of any Approval.

101. **(Termination)** To the best of GAI's knowledge:

(a) no member of the Guarantor Group has done or permitted to be done anything that would be likely to cause any of the Approvals to be terminated; and

(b) no party to any of the Approvals has given written notice to any member of the Guarantor Group of any matter that would be likely to cause any of the Approvals to be terminated.

Compliance with laws

102. **(Contravention)** No member of the Guarantor Group, nor any person for whom it may be vicariously liable, has committed or omitted to do any act or thing the commission or omission of which is in contravention of any Law in relation to the Project.

103. **(Litigation)** No Group Member nor any person for whom any of them may be vicariously liable is or has been in the period of three years prior to the date of this Agreement, engaged in any prosecution, litigation, arbitration proceedings or administrative or governmental investigation or challenge as plaintiff, defendant, third party or in any other capacity in relation to the Project. There are no such matters pending or, to the best of GAI's knowledge, threatened in respect of which verbal or written communication has been given or received by or against any Group Member in relation to the Project. To the best of GAI's knowledge, there are no facts or disputes which may or might give rise to any such matters.

104. **(Filings, etc.)** All returns, notices and other documents required to be lodged or given by each Group Member under the Laws of the British Virgin Islands or, as the case may be, the Republic of Guinea, governing companies incorporated in such countries have been duly and properly prepared and lodged or given.

105. **(Compliance)** Each member of the Guarantor Group has duly observed and complied in all respects with the provisions of all Laws and regulations and all orders, notices, awards and determinations made by any statutory or other competent authority in any way relating to the Project.

Litigation

106. **(Proceedings)** There is no litigation, prosecution, mediation, arbitration or other proceeding in progress, pending or, to the best of GAI's knowledge, threatened against any Group Member in respect of the Project and, to the best of GAI's knowledge, there are no circumstances which are likely to give rise to any such litigation, prosecution mediation, arbitration or other proceeding.

107. **(Judgements)** To the best of GAI's knowledge, no Group Member is subject to any unsatisfied judgement or any order, award or decision handed down in any litigation, arbitration, other alternative dispute proceeding or administrative proceeding.

Insurance

108. **(Policies)** Each insurance policy held by a Group Member has been disclosed to the Subscribers and is currently in full force and effect and all applicable premiums paid. No such insurance policy is subject to special or unusual terms or restrictions or to the payment of premiums exceeding the normal commercial premium applying to policies of

the same kind. Nothing has been done or omitted to be done which would make any policy of insurance void or voidable or which would permit an insurer to cancel the policy or refuse or reduce a claim or materially increase the premiums payable under the policies.

109. **(Claims)** There are no claims made by any Group Member or any person on its behalf under any insurance policy held or previously held by the Group Member which are outstanding. To the best of GAI's knowledge, no event (other than one which has given rise to a claim which is not outstanding) has arisen which may give rise to a claim under any insurance policy.

110. **(Compliance with Laws)** Each Group Member has effected all insurances required by Law to be effected by it.

Business Records

111. All Business Records:

 (a) have been fully, properly and accurately kept and completed in accordance with proper accountancy and business practices and all Laws; and

 (b) contain no material inaccuracies or discrepancies of any kind.

Information Technology

112. **(IT)** To the extent that any Group Member uses or requires the use of any ***information technology*** (including software, hardware, services, business processes, documentation, data storage devices, peripherals, data stored in electronic form and Intellectual Property Rights) in connection with its business which is not owned by or provided by any Group Member:

 (a) such information technology is publicly available for purchase, lease or licence on a perpetual basis to any person who pays the listed fee, and such fee is reasonable in the circumstances;

 (b) such information technology has been and is currently being lawfully and validly used by the business and such use is in accordance with its contractual, lease or licence terms, including any terms or conditions on the validity of warranties or the provision of maintenance and support services; and

 (c) to the best of GAI's knowledge, no contract, lease or licence to such information technology is contemplated to be terminated.

113. **(No unauthorised use)** To the best of GAI's knowledge, no unauthorised or unlicensed information technology is stored on any system or premises used by any Group Member.

114. **(Security)** To the best of GAI's knowledge, none of the information technology used by any Group Member has been used or accessed by any third party in a way not authorised by any Group Member, including through means of a security breach.

Taxation

115. **(Income Tax)** To the best of GAI's knowledge, all Income Tax payable by any Group Member in respect of any Income Year ending before Completion has been duly paid.

116. **(Withholding tax)** To the best of GAI's knowledge, all withholding tax payable by any Group Member in respect of any payments made by it before Completion has been duly paid.

117. **(Stamp duty)** To the best of GAI's knowledge, all stamp duty payable by any Group Member in respect of any transaction occurring before Completion, other than stamp duty payable by reason of this Agreement or transactions pursuant to this Agreement, has been duly paid.

118. **(Payments or benefits tax)** To the best of GAI's knowledge, all fringe benefits tax, payroll tax, group tax and withholding tax payable by any Group Member in respect of payments or benefits provided to its employees and independent contractors before Completion has been duly paid.

119. **(Sales tax)** To the best of GAI's knowledge, all sales tax, GST, customs duty and excise duty payable by any Group Member in respect of any transaction occurring before Completion has been duly paid

120. **(Land tax)** To the best of GAI's knowledge, all land tax payable by any Group Member before Completion in respect of land of the Group has been duly paid.

121. **(Tax returns)** To the best of GAI's knowledge, all Tax returns and like documents in relation to the Taxes referred to in these Tax Warranties required to be filed or lodged by any Group Member with Taxation Authorities before Completion have been or will be duly filed or lodged before Completion.

122. **(Tax litigation)** There is no Tax litigation between any Group Member and any Taxation Authority which is unresolved as at the date of this Agreement in relation to the Taxes referred to in these Tax Warranties.

123. **(Taxation sharing arrangements)** No Group Member is party to any Taxation sharing arrangements with another member of the Guarantor Group other than a Group Member.

Schedule 2

Subscribers' Warranties

1. **(Due incorporation and existence)** Each of the Subscribers is duly incorporated, validly exists and is in good standing under the law of its place of incorporation.

2. **(Power and authority)** Each of the Subscribers has full corporate power and authority to subscribe for the Subscription Fractional Interests.

3. **(Insolvency)** None of the Subscribers is insolvent and no receiver has been appointed over any part of its assets.

4. **(Liquidation and winding up)** None of the Subscribers is in liquidation and no proceedings have been brought or, to the knowledge of each Subscriber, threatened for the purpose of winding up such Subscriber.

5. **(Grounds for liquidation or winding up)** To the knowledge of each Subscriber, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up such Subscriber.

6. **(Administrator)** No administrator has been appointed in respect of any Subscriber nor has any deed of company arrangement or similar been executed or proposed in respect of such Subscriber.

7. **(Creditor arrangements)** None of the Subscribers has entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

8. **(Unable to pay debts)** None of the Subscribers is (or is taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.

9. **(Authorisation)** The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of each Subscriber.

10. **(Power and authority)** Each Subscriber has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by such Subscriber.

11. **(Binding obligations)** This Agreement constitutes the legal, valid and binding obligations of each Subscriber enforceable in accordance with its terms by appropriate legal remedy, subject to (i) any limitations on enforcement caused by bankruptcy, insolvency, liquidation, reorganisation and other similar laws of general application affecting the rights of creditors and (ii) general principles of equity.

12. **(Entire Agreement)** No Subscriber has entered into any contract, agreement, arrangement or commitment with any other Subscriber with respect to the transactions

contemplated by this Agreement or with respect to the voting of any Shares or the management or control of the Company following Completion, except:

(a) pursuant to the Transaction Documents; or

(b) as between DUBAL and Mubadala.

13. **(No conflict)** The execution, delivery and performance by each Subscriber of its obligations under this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(a) any provision of the constitution of such Subscriber;

(b) any term or provision of any security arrangement, undertaking, agreement or deed to which such Subscriber is a party; or

(c) any writ, order or injunction, judgement, or Law to which it is a party or is subject or by which such Subscriber is bound.

Schedule 3

[Left intentionally blank]

Schedule 4

Letter to the Government of the Republic of Guinea

[REDACTED]

Schedule 5

Asset Deed of Transfer

DATED [•] 2007

ASSET TRANSFER DEED

by and between

(1) GLOBAL ALUMINA CORPORATION

and

**(2)
GUINEA ALUMINA CORPORATION S.A.**

WHITE & CASE
5 Old Broad Street
London EC2N 1DW

Table of Contents

THIS DEED is made the day of 2007

BETWEEN:

(1) **GLOBAL ALUMINA CORPORATION**, a company with limited liability incorporated under the laws of New Brunswick, Canada, with its registered office at 44 Chipman Hill, Suite 100, Saint John, New Brunswick E2L 4SG, Canada (the "**Transferor**"); and

(2) **GUINEA ALUMINA CORPORATION, S.A.**, a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immenable Labe, *liere* Etage, Conakry, Guinea (the "**Transferee**").

WHEREAS

(A) The Transferor holds all rights, title and interest in the Assets (as further defined below).

(B) The Transferee uses the Assets for in connection with and for the purposes of the Business (as defined below).

(C) The parties wish to transfer all rights, title and interest in the Assets to the Transferee.

IT IS AGREED as follows:-

1. INTERPRETATION

1.1 Definitions

In this Deed:

"Assets"	means the assets listed in Schedule 1.
"Business"	means all the businesses carried on by the Transferor on the Effective Date which includes, without limitation, the development and construction of mining facilities and the Sangaredi Alumina Refinery in the Republic of Guinea.
"Completion"	means completion of the transfer of the Assets in accordance with Clause 4.
"Effective Date"	means [ ].

1.2 Rules of Interpretation

In this Deed, unless the context requires otherwise:

(a) references to Clauses are to clauses of this Deed;

(b) the headings to the Clauses are for convenience only and shall not affect the interpretation or construction of this Deed;

(c) a party includes permitted successors and assigns;

(d) all references to notices from one party to another shall be taken to be notices in writing given in accordance with this Deed; and

(e) references to this Deed or any other agreement, deed or instrument are references to this Deed or any other such agreement, deed or instrument as amended, supplemented, replaced or novated from time to time.

2. TRANSFER

The Transferor transfers with full title guarantee, with effect from the Effective Date, all its rights, title and interest in the Assets.

3. CONSIDERATION

The consideration for the transfer of the Assets is US$1.

4. COMPLETION

4.1 Completion shall take place on the Effective Date immediately after execution and delivery of this Deed.

4.2 At Completion the Transferor shall deliver to the Transferee: -

(a) possession of the Assets which are transferable by delivery; and

(b) such other documents and things as the Transferee may reasonably require to perfect title to the Assets in the Transferee or to give effect to this Deed.Upon and after Completion, the Transferor shall, at its own cost and expense, do and execute all other necessary acts, deeds and documents within its power for effectively vesting the Assets in the Transferee and pending the doing and execution of such acts, deeds and documents, the Transferor shall as from the Effective Date hold all rights, title and interest in such Assets, and all benefits accruing or derived therefrom, in trust for the Transferee.

4.3 The Transferor shall pay all duties, taxes or other payments required to be made in order to perfect title to the Assets in the Transferee or to give effect to this Deed.

4.4 Title to, and risk in, the Assets shall pass to the Transferee as from Completion.

5. NOTICES

5.1 Any notice given or made pursuant to, or in connection with, this Deed shall be in writing and shall be delivered personally, or sent by first class pre-paid recorded delivery post, to the party due to receive such notice at its registered office from time to time (or to such other address as may from time to time have been notified in writing to the other party in accordance with this Clause).

5.2 If a notice is given or deemed given at a time or on a day which is a Saturday, Sunday or public holiday in any of Ontario, in the case of a notice given to the Transferor, and the Republic of Guinea, in the case of a notice given to the Transferee, it shall be deemed to have been given on the next day which is not a Saturday, Sunday or public holiday.

6. ASSIGNMENT

This Deed is personal to the parties and neither it nor any of the rights or benefits arising under it may be assigned without the prior written consent of the other party and neither party shall assign or purport to assign or transfer the same.

7. ENTIRE AGREEMENT

7.1 This Deed (together with the documents referred to in it or executed at Completion) constitutes the entire agreement between the Transferor and the Transferee in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements or statements with respect to such subject matter.

7.2 Each of the parties acknowledges and agrees that it does not enter into this Deed on the basis of and does not rely, and has not relied upon, any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) given or entered into by any person (whether a party to this Deed or not) except those expressly set out or referred to in this Deed and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Deed.

7.3 No variation of this Deed shall be effective unless made in writing and signed by or on behalf of both the Transferor and the Transferee.

8. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Deed provided that this does not affect any right or remedy of the third party which exists or is available apart from that Act. No party may declare itself as a trustee of the rights under this Deed for the benefit of any third party save as expressly provided in this Deed.

9. COUNTERPARTS

This Deed may be executed in any number of counterparts and by each of the parties on separate counterparts each of which when executed and delivered shall be

deemed to be an original, but all the counterparts together shall constitute one and the same agreement.

10. SEVERABILITY

Any provision of this Deed which is illegal, void or unenforceable will be ineffective to the extent only of such illegality, voidness or unenforceability and such illegality, voidness or unenforceability will not invalidate any other provision of this Deed.

11. GOVERNING LAW

This Deed shall be governed by and construed in accordance with the laws of England.

SCHEDULE 1

CAT 773D - Off Highway Truck (seven (7) pieces)
CAT 385B - Hydraulic Excavator (two (2) pieces)
CAT 990 - Wheel Loader
CAT D9R – Dozer
CAT D10R – Dozer
CAT 16H - Grader

THIS DEED has been duly executed and delivered as a Deed on the date written above.

EXECUTED AS A DEED	)
By **GLOBAL ALUMINA CORPORATION**	)
acting by:	)
	)
who, in accordance with the laws of the territory	)
in which Global Alumina Corporation	)
is incorporated, are acting under the authority of	)
Global Alumina Corporation	)

EXECUTED AS A DEED	)
By **GUINEA ALUMINA CORPORATION, S.A.**	)
acting by:	)
	)
who, in accordance with the laws of the territory	)
in which Guinea Alumina Corporation, S.A.	)
is incorporated, are acting under the authority of	)
Guinea Alumina Corporation, S.A.	)

Schedule 6

Aluminpro Services Agreement

Allens Arthur Robinson

Services Agreement

Aluminpro Aluminium Industry Professionals Inc.

Guinea Alumina Corporation, S.A.

Allens Arthur Robinson
1 Raffles Place
#54-00 OUB Centre
Singapore 048616
Tel 65 6535 6622
Fax 65 6535 4855
www.aar.com.au

Table of Contents

Date 2007

Parties

1. **Aluminpro Aluminium Industry Professionals Inc.**, a company with limited liability incorporated under the laws of Canada (registered number 380455) and with its registered office at 106 Elgin Avenue, Point Claire, Quebec H9R 2K2 (***Aluminpro***).

2. **Guinea Alumina Corporation, S.A.**, a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immeuble Labe, *1ere* Etage, Conakry, Guinea (the ***Company***).

Recitals

A Aluminpro is the provider of certain consulting and other services to companies in the aluminium industry.

B The Company wishes to engage Aluminpro to provide the Services, and Aluminpro wishes to provide the Services, on the terms and conditions set out in this Agreement.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Shareholders' Agreement definitions to apply

Subject to Clause 1.2, words and expressions which are defined in the Shareholders' Agreement have the same meaning in this Agreement unless the context requires otherwise.

1.2 Definitions

The following definitions apply in this Agreement, including the Recitals above, unless the context requires otherwise.

Affected Party has the meaning given to it in Clause 8.1.

Aluminpro IP has the meaning given to it in Clause 4.1(d).

Assigned Intellectual Property has the meaning given to it in the IPR Deed of Transfer.

Assigned IP means:

(a) all rights, title and interest in and to the Assigned Intellectual Property and Business Information and any associated goodwill; and

(b) all rights arising or accrued in respect of the Assigned Intellectual Property and the Business Information including, without limitation, the right to take proceedings for infringement of the Assigned Intellectual Property and the Business Information and the right to seek and recover damages and all other remedies for all past infringements,

assigned and transferred, or to be assigned and transferred, to the Company under the IPR Deed of Transfer, and includes any improvement, modification, compilation, translation or enhancement of the Assigned Intellectual Property and Business Information at any time (whether before or after the date of this Agreement).

BLS means the Bureau of Labor Statistics of the U.S. Department of Labor.

Business Information has the meaning given to it in the IPR Deed of Transfer.

Claim means, in relation to a party, a demand, claim, action or proceeding threatened, made or brought by or against the party, however arising and whether present, unascertained, immediate, future or contingent.

Confidential Information has the meaning given to it in Clause 7.1.

Company IP means all Intellectual Property Rights belonging to or controlled by the Company prior to the commencement of the provision of Services under this Agreement or acquired or created by the Company at any time independently of this Agreement and includes any improvement, modification, compilation, translation or enhancement thereof at any time.

CPI Index means the Consumer Price Index - All Urban Consumers, U.S. City Average, All Items, Series I.D. CUUR0000SA0, as published from time to time by the BLS or, in the event that the BLS ceases to publish such index, such other price index as may be agreed by the Parties.

Deliverables means any matter, material or thing provided to the Company by Aluminpro or any Affiliate or subcontractor of Aluminpro, as part of or arising out of or as a consequence of provision of the Services.

Dispute has the meaning given to it in Clause 9.11(a).

Force Majeure means any Force Majeure Event that:

(a) is beyond the reasonable control of the Affected Party;

(b) wholly or partially prevents or delays the performance by the Affected Party of its obligations under this Agreement; and

(c) could not have been avoided by steps which might reasonably be expected to have been taken by the Affected Party.

Force Majeure Event means, subject to Clause 8.4, any of the following events or circumstances:

(a) lightning, atmospheric disturbance, storm, flood, fire, earthquake, typhoon, tornado, tsunami, explosion, landslide, soil erosion, subsidence, washout, epidemic, adverse weather conditions, or other act of God;

(b) strike, lockout, labour dispute or other industrial disturbance;

(c) act of public enemy, war (declared or undeclared), civil war, act of terrorism, sabotage, blockade, riot, insurrection or civil disturbance;

(d) any Law, or compliance with such Law, or any act or failure to act of any Governmental Agency;

(e) embargo, inability to obtain any necessary materials, equipment, facilities or qualified employees, power or water shortage, lack of transportation;

(f) inability to carry out or delay in carrying out the construction, completion or start-up of the Refinery or any other Project facilities, except (if the Company is the Affected Party) to the extent caused by the wilful misconduct of the Company;

(g) any loss of or damage to or failure of any part of the Refinery or any other Project facilities, or any production shut-down or interruption, except (if the Company is the Affected Party) to the extent caused by the wilful misconduct of the Company;

(h) a circumstance or event that endangers the safety or integrity of the Refinery or any other Project facilities necessary for the Company's operations, provided (if the Company is the Affected Party) that the Company has acted reasonably with respect to such facilities and their maintenance and repair; and

(i) any other event or circumstance beyond the reasonable control of the Affected Party.

Hourly Rates has the meaning given to it in Clause 3.2(a)(i).

Indexation Date has the meaning given to it in Clause 3.2(c).

Intellectual Property Rights means all rights in or to any patent, copyright, database rights, registered design or other design right, utility model, trade mark (whether registered or not and including any rights in get up or trade dress), brand name, service mark, trade name, eligible layout right, chip topography right, trade secrets, know-how and other confidential information and any other rights of a proprietary nature in or to the results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields, whether registrable or not and wherever existing in the world, including all renewals, extensions and revivals of, and all rights to apply for, any of the foregoing rights.

Interest Rate means the British Bankers' Association Interest Settlement Rate for dollars for a period of one month displayed at or about 11.00 a.m. (London time) on the relevant date on the appropriate page of the Telerate screen, plus two per cent. (2%) per annum.

IPR Deed of Transfer means the Deed entered into on or about the date of this Agreement between Global Alumina Corporation, Global Alumina International Ltd., Aluminpro and the Company pursuant to which, inter alia, the Assigned Intellectual Property and Business Information (as defined therein) shall be assigned and transferred to the Company.

Liability includes, in relation to a person, any demand, claim, action or proceeding threatened, made or brought by or against that person, however arising and whether present, unascertained, immediate, future or contingent, and all costs, charges, losses, damages, expenses, penalties and liabilities of any kind (whether in contract or, tort or on any other statutory, legal or equitable grounds or otherwise) incurred or sustained by that

person, including any taxes and any legal or other professional costs (on a full indemnity basis) incurred in defending any proceeding (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal or otherwise.

Non-Affected Party has the meaning given to it in clause 8.3.

Notice has the meaning given to it in clause 9.1.

Refinery means the Alumina refinery to be developed and constructed by the Company in Sangaredi, Republic of Guinea, as part of the Project.

Representative means, in relation to an entity, any director, employee, agent, servant or adviser (including legal or financial adviser) of that entity.

Services means the services set out in Schedule 1.

Services IP means all Intellectual Property Rights assigned or required to be assigned to the Company under Clause 4.2.

Term means the period commencing on the date of this Agreement and ending on the date this Agreement is terminated in accordance with Clause 6.

1.3 Interpretation

The following rules apply unless the context requires otherwise:

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural, and the converse also applies.

(c) A gender includes all genders.

(d) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a ***person*** includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(f) A reference to a Clause or Schedule is a reference to a clause of, or schedule to, this Agreement.

(g) A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

(h) A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form but excludes a communication by electronic mail.

(i) A reference to a party to this Agreement or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(j) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(k) A reference to conduct includes an omission, statement or undertaking, whether or not in writing.

(l) A reference to an ***agreement*** includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a ***document*** includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(m) A reference to ***dollars*** and ***$*** is to the lawful currency of the United States of America.

(n) Mentioning anything after ***includes***, ***including***, ***for example***, or similar expressions, does not limit what else might be included.

(o) Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or a relevant part of it.

1.4 Consents or approval

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion unless expressly provided otherwise.

2. Services

2.1 Supply of the Services

During the Term, Aluminpro shall provide such Services to the Company, at such times and with such frequency, as the Company may request from time to time.

2.2 Incidental services

If any minor services, functions or responsibilities not specifically described in this Agreement are reasonably required for the proper performance and provision of the Services, they will be deemed to be implied by and included within the scope of the Services to the same extent and in the same manner as if specifically described in Schedule 1.

2.3 Standards of conduct

Aluminpro shall provide the Services:

(a) to the standards reasonably and ordinarily expected of experienced service providers engaged in similar activities under similar circumstances and conditions; and

(b) without engaging in any Corrupt Activity.

2.4 Disclaimer

Without limiting any other provision of this Agreement, Aluminpro does not warrant the accuracy of any advice, report, data or other product delivered to the Company as part of

or in connection with the Services which is produced with or from inaccurate information, advice, data and/or defective software provided by the Company.

2.5 Warranties

Each Party acknowledges and agrees that:

(a) except as provided in Clause 5.1, there are no express warranties given by Aluminpro in connection with the Services; and

(b) to the extent permitted by law, there are no implied warranties given by Aluminpro in connection with the Services, including any implied warranties of merchantability and fitness for a particular purpose.

2.6 Cooperation from the Company

Without limiting any other provision of this Agreement, the Company must provide such cooperation as Aluminpro may reasonably request from time to time to enable Aluminpro to fulfil its obligations and responsibilities under this Agreement, including by making available such information, management decisions and approvals which are reasonably requested by Aluminpro in connection with the Services. The CEO of the Company or his/her designee will be the principal point of contact for Aluminpro to request and obtain such information, decisions and approvals.

2.7 Independent contractor

The Company agrees and acknowledges that Aluminpro is engaged to provide the Services in the capacity of an independent contractor and accordingly, subject to compliance with the terms of this Agreement and applicable laws, Aluminpro has the authority to manage, supervise and control the provision of the Services in its discretion.

3. Service Charges

3.1 Items for which the Companies may be charged

Aluminpro may charge the Company for Aluminpro's actual costs, expenses and liabilities (except as provided otherwise in this Agreement) reasonably incurred by it in the provision of the Services under this Agreement. For the avoidance of doubt, any costs, expenses and liabilities incurred by Aluminpro in connection with the remuneration, benefits and emoluments payable to their personnel engaged in providing the Services, and any associated overheads, shall only be charged to the Company under Clause 3.2(a).

3.2 Personnel expenses

(a) Aluminpro will, as part of the costs, expenses and liabilities charged by it to the Companies under Clause 3.1, be entitled to be reimbursed for:

(i) the costs of actual, basic gross wages and salaries (excluding bonuses and allowances), at the applicable hourly rates agreed by the Company and Aluminpro (the ***Hourly Rates***);

(ii) the reasonable costs of travel, accommodation and other out-of-pocket expenses; and

(iii) overheads equivalent to 50% of the costs set out in Clause 3.2(a)(i),

for the personnel of Aluminpro engaged in providing the Services, based on time actually spent working on providing the Services. The Hourly Rates as of the date of this Agreement are set out in Schedule 2.

(b) The Hourly Rates shall be adjusted on each anniversary of the date of this Agreement (each such anniversary being an ***Indexation Date***) in accordance with the following formula:

$$T = \frac{A \times B}{C}$$

where:

T means the applicable Hourly Rate payable during the twelve (12) months following the Indexation Date;

A means the applicable Hourly Rate as at the Indexation Date;

B means the CPI Index last published by BLS before the Indexation Date; and

C means the CPI Index last published by BLS before the commencement of the preceding twelve (12) months ending on the Indexation Date, save that if the parties agreed to an adjustment of the Hourly Rates under paragraph (d) at any time during those preceding twelve (12) months, then "*C*" shall be the CPI Index last published by BLS before the date on which the parties agreed the adjustment to the Hourly Rates.

(c) If at any time Aluminpro considers that the then-current Hourly Rates do not accurately reflect the costs of actual, basic gross wages and salaries (excluding bonuses and allowances) of the personnel of Aluminpro engaged in providing the Services, or should otherwise be adjusted due to changes in market conditions applicable to the Services, it shall notify the Company in writing and the Company and Aluminpro shall discuss in good faith whether an adjustment to the Hourly Rates would be equitable in all of the circumstances.

3.3 Invoices and payments

(a) Aluminpro shall invoice the Company by the 10th day of each month for any charges payable by the Company in accordance with Clauses 3.1 and 3.2 in respect of the preceding calendar month. Such invoices must be accompanied by reasonable details of the basis on which such amounts were calculated.

(b) Subject to Clause 3.5, each invoice will be due and payable within 30 days of receipt of the invoice by the Company.

3.4 Currency

All amounts claimed by Aluminpro under this Agreement shall be in dollars.

3.5 Disputed amounts

If the Company disputes any amount specified in an invoice issued by Aluminpro under this Agreement, it must notify Aluminpro in writing within fifteen (15) months of receipt of that invoice. The Company may withhold payment of any amount in an invoice that is disputed by the Company in good faith. If the Company withholds any disputed amount, and that amount is ultimately determined to be proper and payable to Aluminpro, it must pay that amount to Aluminpro plus interest at the Interest Rate calculated from the date on which the amount was due and payable. If it is ultimately determined that the disputed amount was not proper and payable to Aluminpro, and the disputed amount had been paid to Aluminpro and not withheld by the Company, Aluminpro shall promptly refund that amount to the Company plus interest at the Interest Rate calculated from the date on which the disputed amount was paid to Aluminpro.

3.6 Taxes

(a) All amounts payable to Aluminpro under this Agreement are exclusive of taxes (including value-added taxes (***VAT***) and withholding tax), duties and charges imposed or levied in connection with the supply of the Services. Without limiting the foregoing, the Company will be liable for all taxes imposed in respect of the Services, including any new taxes, duties or charges (and including any penalty, fine, charge, fee, interest or other amount payable in connection with any failure to pay or delay in paying the same).

(b) If, at any time, an applicable law requires the Company to make a deduction or withholding in respect of taxes from a payment under this Agreement, it must indemnify Aluminpro against the deduction or withholding by paying Aluminpro, at the time that the payment to Aluminpro is due, an additional amount that ensures that, after the deduction or withholding is made, Aluminpro receives a net sum equal to the sum it would have received if the deduction or withholding had not been made.

(c) If at any time Aluminpro is or may become liable to pay any VAT in relation to any supply under or in connection with this Agreement then, in addition to paying each invoiced amount (which is exclusive of VAT), the Company must pay Aluminpro an amount equal to the amount of VAT which Aluminpro is or becomes liable to pay for the supply, without deduction or setoff of any other amount, and must pay that amount in the same manner as the invoice on which VAT is calculated and payable or otherwise on demand.

(d) Aluminpro will claim all available refunds and credits in respect of taxes paid by the Company to Aluminpro and must pay to the Company any refund or tax credit that it receives in respect of such taxes.

3.7 Accounts and records

Aluminpro must keep or cause to be kept full, true and accurate books, accounts and records of all transactions relating to the Services and all costs, expenses and liabilities charged by it to the Company under Clause 3.1. The books, accounts and records shall be kept in accordance with generally accepted international principles and practices.

3.8 Inspection and Audit

Aluminpro shall permit the Company (or its Representative), at its own expense:

(a) at all reasonable times, to examine, audit and copy all records and accounts maintained by Aluminpro under Clause 3.7; and

(b) to appoint an internationally recognised firm of accountants for the purpose of auditing the records and accounts maintained by Aluminpro under Clause 3.7.

4. Intellectual Property

4.1 Existing intellectual property

(a) Aluminpro acknowledges and agrees that, as between Aluminpro, its Affiliates and subcontractors and the Company, the Company shall remain at all times the sole owner of the Company IP.

(b) Aluminpro acknowledges and agrees that, as between Aluminpro, its Affiliates and subcontractors and the Company, the Company shall remain at all times the sole owner of the Assigned IP.

(c) Aluminpro must not (and must not assist, cause, encourage or permit any other person to) challenge or call into question in any way the ownership by the Company of the Company IP or the Assigned IP, the validity of the Company IP or the Assigned IP, any of the rights of the Company in relation to the Company IP or the Assigned IP, or the right of the Company to apply, exploit, exercise or use the Company IP or Assigned IP for any purpose whatsoever.

(d) The Company acknowledges and agrees that, subject to Clause 4.2 and as between Aluminpro, its Affiliates and subcontractors and the Company, Aluminpro shall remain at all times the sole owner of all Intellectual Property Rights owned by Aluminpro immediately following the execution of the IPR Deed of Transfer, other than the Intellectual Property Rights assigned or transferred to the Company under the IPR Deed of Transfer or required to be assigned or transferred to the Company under the Share Subscription Agreement (the ***Aluminpro IP***).

(e) The Company must not (and must not assist, cause, encourage or permit any other person to) challenge or call into question in any way the ownership by Aluminpro of the Aluminpro IP, the validity of the Aluminpro IP, any of the rights of Aluminpro in relation to the Aluminpro IP, or the right of Aluminpro to apply, exploit, exercise or use the Aluminpro IP or Assigned IP for any purpose whatsoever.

4.2 Generated intellectual property

(a) Aluminpro hereby assigns to the Company its entire rights, title and interest in any Intellectual Property Rights created or arising in the course of, or arising out of and related to work undertaken in or outcomes of, provision of the Services by Aluminpro.

(b) To the extent that any Affiliate or sub-contractor of Aluminpro would otherwise own any Intellectual Property Rights that are created or arise in the course of, or arise out of and relate to work undertaken in or outcomes of, provision of the Services, Aluminpro must procure that the entire rights, title and interest in those Intellectual Property Rights are assigned to the Company.

(c) Aluminpro shall (and shall procure that its Affiliates and subcontractors), at the Company's request, execute all documents and do all such acts and things as may be reasonably requested by the Company in order to give legal effect to the assignment of Intellectual Property Rights to the Company under paragraphs (a) and (b).

(d) Aluminpro shall provide the Company, as soon as reasonably practicable following receipt of any written request from the Company from time to time, a list and full details of the Services IP and all associated information, material and matter reasonably required to enable the Company to receive the full benefit of and make full and effective use of, and to fully exploit, the Services IP.

4.3 Use of IP

(a) Except where the Company has provided its prior written consent, Aluminpro shall not copy, adapt, alter, reverse engineer, reverse assemble, reverse compile, modify, upgrade or reproduce (other than for the purposes of backup and security) any Company IP or Services IP.

(b) Except where expressly provided in this Agreement, nothing in this Agreement shall be construed to entitle Aluminpro or any other person to disclose to third parties or to use any Company IP or Services IP without the prior written consent of the Company.

5. Warranties and Indemnities

5.1 Warranties

(a) Each party warrants and represents to the other party that on the date of this Agreement:

(i) it is a limited liability company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(ii) it has the power to enter into and perform its obligations under this Agreement, and to carry out the transactions contemplated by this Agreement, and has taken all necessary action to authorise the entry into and performance of this Agreement;

(iii) the entry into and performance by it of this Agreement and the transactions contemplated by this Agreement do not conflict with:

(A) any law or regulation applicable to it;

(B) its constitutional documents; or

(C) any document which is binding upon it;

(iv) its entry into this Agreement, and the exercise by it of its rights and performance of its obligations under this Agreement will constitute, private and commercial acts performed for private and commercial purposes; and

(v) it will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to this Agreement.

(b) Aluminpro warrants and represents to the Company throughout the term of this Agreement that:

(i) immediately following any assignment to the Company of the Services IP under Clause 4.2, the Company will be the sole, exclusive, legal and beneficial owner of all Intellectual Property Rights created or arising in the course of, or arising out of and related to work undertaken in or outcomes of, provision of the Services by Aluminpro or any of its Affiliates or sub-contractors (but excluding moral rights, and similar personal rights, which by law are non-assignable), free and clear of any restrictions, liens, charges, encumbrances and other rights; and

(ii) the provision of the Services by Aluminpro (including the retention, application, reproduction, use, exercise or exploitation of any Intellectual Property Rights by Aluminpro in the provision of the Services), the assignment of the Services IP to the Company under Clause 4.2, the ownership, retention, application, reproduction, use, exercise or exploitation by the Company of the Services IP or any material, matter or thing embodying or arising out of or as a consequence of the provision of the Services or the use, exercise or exploitation of the Services IP, will not, and the supply or distribution of alumina produced from the Refinery will not as a consequence of provision of the Services or delivery to the Company of any Deliverables, infringe any rights (including the Intellectual Property Rights) of any person or give rise to a right for any person to make a Claim, whether for payment of compensation, royalties or otherwise.

5.2 Notification of claims

The Company must promptly notify Aluminpro of any claim, threat or allegation by any person, which comes to the knowledge of the Company, which, if true, would constitute a breach of any warranty given under Clause 5.1.

5.3 Indemnities by Aluminpro

(a) Subject to Clause 5.4, Aluminpro agrees to indemnify, defend and hold harmless the Company, its Affiliates and their respective Representatives against any loss, liability, damage, cost or expense (including legal fees and court costs) which may be incurred or sustained by any of them as a result of or in connection with:

(i) any breach by Aluminpro of any warranty in Clause 5.1; or

(ii) any threat, claim, allegation, proceeding or action against the Company, any of its Affiliates or any of their respective Representatives resulting from or in connection with any breach by Aluminpro of any warranty in Clause 5.1.

(b) Subject to Clauses 5.1 and 5.3(a), which for the avoidance of doubt shall not be affected or limited in any way by this Clause 5.3(b):

(i) Aluminpro, its Affiliates or subcontractors and their respective Representatives shall not have any liability to the Company or any other person for any Liability incurred or sustained by the Company or any other person except as provided in paragraph (iii) below and (subject to that paragraph and paragraph (ii) below) the Company hereby agrees to indemnify and hold harmless Aluminpro, its Affiliates and subcontractors and their respective Representatives from, against and in respect of all Liabilities that Aluminpro, any of its Affiliates or subcontractors or any of their respective Representatives may respectively incur or sustain arising directly or indirectly from or in connection with this Agreement (including the provision or purported provision of Services pursuant to it, or any breach of obligations under it by any person other than Aluminpro, its Affiliates or subcontractors).

(ii) In no event will the Company have any Liability to Aluminpro, its Afiliates, its subcontractors or their Representatives for any loss of profit or revenue of Aluminpro, or of its Affiliate, subcontractor or Representative or for any consequential, indirect, incidental, special, punitive or exemplary damages suffered by it, arising directly or indirectly from or in connection with this Agreement. For the avoidance of doubt, Clause 5.3(b)(i) and this Clause 5.3(b)(ii) shall not in any way prevent Aluminpro from recovering amounts owed to it by the Company under this Agreement.

(iii) Subject to paragraph (iv) below and Clause 5.4, Aluminpro will be liable to the Company for any Liability sustained or incurred by the Company where that Liability results from Aluminpro's fraud, wilful default or gross negligence.

(iv) In no event will Aluminpro have any Liability to the Company for any loss of profit or revenue by the Company, or for any consequential, indirect, incidental, special, punitive or exemplary damages suffered by the Company, arising directly or indirectly from or in connection with this Agreement (including the provision or purported provision of Services pursuant to it or any breach of obligations under it). For the avoidance of, this Clause 5.3(b)(iv) shall not in any way prevent Aluminpro from recovering amounts owed to it by the Company under this Agreement.

5.4 Liability

(a) In no event will the aggregate liability of Aluminpro for damages, indemnification and/or other payments (including all legal and other professional fees and

expenses payable by them) arising directly or indirectly from or in connection with this Agreement (including the provision or purported provision of Services pursuant to it, or any breach of obligations under it) exceed the total amount invoiced by Aluminpro to the Company under this Agreement at such time.

(b) In no event will Aluminpro be liable to the Company for any damages if and to the extent caused by the failure of the Company to perform its obligations under this Agreement.

5.5 Third party rights

(a) Each Affiliate of the Company and any Representative of the Company or its Affiliates may rely on Clause 5.3(a) and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

(b) Each Affiliate of Aluminpro and any Representative of Aluminpro or its Affiliates may rely on Clause 5.3(b) and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

5.6 Mitigation

Each party has a duty to take all reasonable steps to mitigate any damages for which the other party is responsible in connection with this Agreement

6. Termination

6.1 Termination without cause

The Company may elect to terminate this Agreement at any time by giving not less than 90 days' prior written notice to Aluminpro, in which case the Agreement shall terminate on the date specified by the Company in such notice.

6.2 Termination by the Company

The Company may elect to terminate this Agreement following the occurrence of any one of the following events by written notice to Aluminpro (given in accordance with any notice requirements set out below) in which case the Agreement shall terminate on the date specified by the Company in such notice:

(a) a material breach of the provisions of this Agreement by Aluminpro which has a material adverse effect on the rights or interests of the Company; or

(b) Aluminpro is insolvent within the meaning of any law applicable to it or is unable, or taken to be unable, to pay its debts as they fall due; or

(c) an order is made for the winding-up or dissolution without winding-up (otherwise than for the purposes of reconstruction or amalgamation) of Aluminpro; or

(d) a receiver, manager, official manager or like official is appointed over the whole or any substantial part of the undertaking and property of Aluminpro.

6.3 Termination by Aluminpro

(a) Aluminpro may elect to terminate this Agreement following the occurrence of any one of the following events by written notice to the Company in which case the Agreement shall terminate on the date specified by Aluminpro in such notice:

(i) failure by the Company to pay an amount claimed by Aluminpro under Clause 3 of this Agreement within 90 days of the due date for such payment unless the Company is contesting such payment in good faith; or

(ii) the Company is insolvent within the meaning of any law applicable to it or is unable, or taken to be unable, to pay its debts as they fall due; or

(iii) an order is made for the winding-up or dissolution without winding-up (otherwise than for the purposes of reconstruction or amalgamation) of either of the Company; or

(iv) a receiver, manager, official manager or like official is appointed over the whole or any substantial part of the undertaking and property of either of the Company.

(b) If GAI ceases to be a Shareholder then this Agreement shall automatically terminate on:

(i) the date falling 180 days after the date on which GAI ceases to be a Shareholder; or

(ii) such earlier date as the Company may notify Aluminpro in writing by prior written notice of at least 30 days.

6.4 Aluminpro to relinquish property

On expiry of this Agreement, or if this Agreement terminates for any reason, Aluminpro must relinquish to any person that the Company may direct, possession, custody and control of any property, records and documents of the Company in the possession of, or under the control of, Aluminpro.

6.5 Transitional arrangements

On expiry of this Agreement, or if this Agreement terminates for any reason, Aluminpro must use its reasonable endeavours to cooperate with any successor provider of the Services (or similar services) to the Company with the objective of ensuring a smooth transition of service provision.

7. Confidentiality and Announcements

7.1 Confidentiality

Subject to Clauses 7.2 and 7.4, a party must not disclose, or use for a purpose other than contemplated by this Agreement, the existence of and terms of this Agreement or any information, material or documents supplied by another party in connection with this Agreement or the provision of the Services that are not in the public domain (***Confidential Information***).

7.2 Permitted disclosure

A party may disclose any Confidential Information:

(a) to the other party to this Agreement;

(b) which is at the time lawfully in the possession of the proposed recipient of the information through sources other than the other party or an Affiliate of that other party;

(c) in enforcing this Agreement or in a proceeding arising out of or in connection with this Agreement;

(d) if required under a binding order of a Governmental Agency or under a procedure for discovery in any proceedings;

(e) if required under any law or any administrative guideline, directive, request or policy whether or not having the force of law and, if not having the force of law, the observance of which is in accordance with the practice of responsible bankers or financial institutions similarly situated;

(f) as required or permitted by this Agreement;

(g) to its legal advisers, financiers and consultants;

(h) to an existing or bona fide proposed or prospective purchaser of the party or a Holding Company of the party; or

(i) with the prior written consent of the party which originally supplied that Confidential Information.

7.3 Announcements

No public announcement or press release in connection with the subject matter of this Agreement shall be made or issued by or on behalf of any party without the prior written approval of the other party, except where:

(a) required by law or by the rules of any stock exchange or by any Governmental Agency, and

(b) the Party subject to such requirement gives the other party reasonable prior notice of its intention to make an announcement and consults with them in relation to the form and content of the announcement.

7.4 Services IP

For the avoidance of doubt, nothing in this Clause 7 restricts the rights of the Company to use or disclose the Services IP or any matter, information or material that is the subject of or embodies or arises out of the use or exploitation of the Services IP.

8. Force Majeure

8.1 Effect of Force Majeure

Subject to Clause 8.2, a Party that is prevented from performing any of its obligations under this Agreement as a result of Force Majeure (the ***Affected Party***) shall be excused from performance of those obligations to the extent it is so prevented by the Force Majeure and during the continuance of such Force Majeure, and will not be liable for any delay in or failure of performance of the obligations so excused.

8.2 Payment not excused

No Party shall be relieved from liability by reason of Force Majeure from making timely payment of any monies otherwise due and payable under this Agreement.

8.3 Force Majeure notice

(a) In any event of Force Majeure, the Affected Party shall as soon as possible after the beginning of the Force Majeure give the other party (the ***Non-Affected Party***) notice thereof. Such notice shall:

(i) specify the obligations the Affected Party cannot perform;

(ii) specify the date of commencement of the Force Majeure and fully describe the Force Majeure Event;

(iii) specify the measures proposed to be adopted to remedy or abate the Force Majeure; and

(iv) estimate the time during which the Force Majeure will continue.

(b) During the continuance of the Force Majeure, the Affected Party shall give the Non-Affected Party further notices as to the progress in remedying such Force Majeure and the estimated time of resumption of the performance of its obligations under this Agreement, and shall notify the Non-Affected Party immediately after such Force Majeure ceases to have effect.

8.4 Exceptions

The following events or circumstances shall not constitute "***Force Majeure***":

(a) financial hardship or the inability of a Party to make a profit or achieve a satisfactory rate of return resulting from the performance of its obligations under this Agreement;

(b) inability of the Company to use or benefit from the Services; or

(c) failure or inability to pay any amount due and payable under this Agreement.

8.5 Mitigation

The Affected Party shall endeavour with due diligence to resume compliance with its obligations under this Agreement and do all it reasonably can to overcome or mitigate the effects of Force Majeure and resume proper performance of its obligations under this Agreement. Notwithstanding the foregoing:

(a) Aluminpro shall not be obligated to deliver any substitute services; and

(b) neither Party shall be obliged to:

(i) rebuild or repair any damaged or destroyed property, to incur any extraordinary costs or make any investments, except to the extent that it will be commercially reasonable to do so;

(ii) settle any labour dispute except in such manner as such Party shall in its discretion consider fit; or

(iii) test the validity, or refrain from testing the validity of, any Law.

8.6 Non-provision of Services

If Aluminpro is the Affected Party then, for so long as Aluminpro is excused under this Agreement from providing and does not provide some or all of the Services, the Company may purchase from third parties those Services which Aluminpro does not provide.

9. General

9.1 Notices

Any notice, demand, consent or other communication (a ***Notice***) given or made under this Agreement:

(a) must be in writing and signed by the sender or a person duly authorised by the sender;

(b) must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

(i) to Aluminpro:

245 Park Avenue
38th Floor
New York, New York 10167

Attention: Chief Financial Officer

Fax No: 212-351-001

(ii) to the Company:

Cite Chemin de Fer
Immeuble Labe, 1*ere* Etage
BP: 5090
Conakry
Republic of Guinea

Attention: Chief Financial Officer

Fax No: +22 (4) 1129 3659

(c) will be taken to be duly given or made when delivered, received or left at the above fax number or address. If delivery or receipt occurs on a day which is not a business day in the place to which the Notice is sent or is later than 4 p.m. (local

time) at that place, it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

9.2 Entire Agreement

This Agreement contains the entire agreement between the parties with respect to its subject matter. It sets out the only conduct relied on by the parties and supersedes all earlier conduct and prior agreements and understandings between the parties in connection with its subject matter.

9.3 Amendment

This Agreement may be amended only by another agreement in writing executed by all the parties.

9.4 Survival

Clauses 1, 4, 7 and 9 (including this Clause 9.4) will survive termination of this Agreement.

9.5 Assignment

Neither Party may assign, charge, encumber or otherwise deal with any of its rights or obligations under this Agreement, or attempt or purport to do so, without the prior written consent of the other Party.

9.6 No Waiver

A failure to exercise or a delay in exercising any right, power or remedy under this Agreement does not operate as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

9.7 No Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

9.8 Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

9.9 No Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, unless otherwise specified herein, and, notwithstanding any term of this Agreement, no consent of any person who is not a party to this Agreement is required for any amendment (including any release or compromise of any liability) or termination of this Agreement.

9.10 Governing Law

This Agreement is governed by the laws of England.

9.11 Dispute Resolution

(a) In the event of any dispute arising under or in connection with this Agreement (a ***Dispute***), the Parties shall endeavour to resolve such dispute by good faith negotiation provided that nothing in this Clause shall prevent either Party seeking a preliminary injunction or other judicial relief at any time if, in its judgment, such action is necessary to prevent irreparable damage.

(b) If any Dispute is not resolved in accordance with paragraph (a) above within 45 days of the commencement of good faith negotiations, such Dispute shall, if requested by any Party, be referred to and finally settled by arbitration under the Rules of the London Court of International Arbitration as amended or substituted from time to time, which Rules are deemed to be incorporated into this Agreement except to the extent expressly modified by this Clause.

(c) Arbitration shall be the exclusive method for resolution of a Dispute, and the determination of the arbitrators shall be final and binding. The Parties agree that they will give conclusive effect to the arbitrators' determination and award and that judgment thereon may be entered and enforced by any court of appropriate jurisdiction.

(d) The tribunal shall consist of three (3) arbitrators, all of whom shall be appointed in accordance with the Rules of the London Court of International Arbitration.

(e) The place of arbitration shall be London, England. The language to be used in the arbitration shall be English.

9.12 Service of Process

(a) Aluminpro irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under this Agreement for service of process or other documents in any suit, action or proceeding (whether arbitral, judicial or otherwise) with respect to this Agreement brought in England.

(b) If the person specified in paragraph (a) is unable for any reason to so act, Aluminpro must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to the Company acting reasonably. Failing this, the Company may appoint another process agent for this purpose.

(c) The Company irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under this Agreement for service of process or other documents in any suit, action or proceeding (whether arbitral, judicial or otherwise) with respect to this Agreement brought in England.

(d) If the person specified in paragraph (c) is unable for any reason to so act, the Company must immediately (and in any event within seven days of the event

taking place) appoint another agent on terms acceptable to the Aluminpro acting reasonably. Failing this, Aluminpro may appoint another process agent for this purpose.

(e) Each of the parties agrees that failure by its process agent to notify it of any process will not invalidate the relevant proceedings.

(f) This Clause 9.12 does not affect any other method of service allowed by law.

9.13 Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

Each attorney executing this Agreement states that he or she has no notice of the revocation or suspension of his or her power of attorney.

Schedule 1

Scope of the Services

Services means such technology, design, engineering completion, manufacturing and quality assurance support, trouble-shooting, construction and operations support services, and all other services, as the Company deems necessary to enable completion of the design, construction and operation of the Sangaredi alumina refinery to be constructed as part of the Project to the scope, schedule and key performance indicators as may be agreed between the Shareholders themselves and with their EPCM contractors, from time to time.

Schedule 2

[REDACTED]

Executed

Signed by)
)
)
for and on behalf of)
Aluminpro Aluminium)
Industry Professionals Inc.)
in the presence of: -)

Signed by)
)
)
for and on behalf of)
Guinea Alumina)
Corporation, S.A.)
in the presence of: -)

Schedule 7

[Left intentionally blank]

Schedule 8

Aluminpro Services Termination Agreement

ALUMINPRO SERVICES TERMINATION AGREEMENT

This Aluminpro Services Termination Agreement (this "*Agreement*") is executed and delivered this [•] day of [•], 2007 among (i) Aluminpro Aluminium Industry Professionals Inc., a Canadian company ("Aluminpro"), (ii) Global Alumina International, Ltd. ("GAI"), a British Virgin Islands company formerly known as "GAPCO (Guinea Aluminum Products Corporation) Ltd.", and (iii) Guinea Alumina Corporation, Ltd. ("Guinea BVI"), a British Virgin Islands company formerly known as "Boke Alumina Corporation Ltd.". Each of Aluminpro, GAI and Guinea BVI may be referred to herein individually as a "*Party*" and collectively as the "*Parties*".

WHEREAS, Aluminpro, GAI and Guinea BVI are parties to that certain Consulting Services Agreement dated as of September 1, 2001 (the "*Consulting Services Agreement*"); and

WHEREAS, the Parties now desire to terminate the Consulting Services Agreement in order to enable Aluminpro to enter into that certain Services Agreement of even date herewith with Guinea Alumina Corporation S.A., a Guinea company and wholly-owned subsidiary of Guinea BVI (the "*New Services Agreement*").

NOW, THEREFORE, the Parties hereby agree as follows:

1. Termination. With effect immediately prior to the execution and delivery of the New Services Agreement (the "*Effective Time*"), the Services Agreement will be terminated and will have no further force or effect; *provided, however*, that such termination will be without prejudice to (a) the right of Aluminpro to receive payment from Guinea BVI of any outstanding fees (at the rates set forth in Attachment B to the Consulting Services Agreement) and reimbursements owing in respect of Consulting Services (as such term is defined in the Consulting Services Agreement) rendered by Aluminpro through the Effective Time, such amounts (collectively, the "*Final Settlement Amount*") not to exceed US$[•] in aggregate and to be paid within 30 days following delivery by Aluminpro to Guinea BVI of a final invoice for amounts owing under the Consulting Services Agreement or (b) any accrued rights or remedies of GAI and Guinea BVI under the Consulting Services Agreement as of the Effective Time. Aluminpro agrees that payment of the Final Settlement Amount will constitute full and final satisfaction of all amounts owing by Guinea BVI to Aluminpro under the Consulting Services Agreement through the Effective Time, and that from and after the Effective Time Aluminpro will have no further right to receive the "incentive bonus" described in the Consulting Services Agreement or to exercise the option to acquire shares in Guinea BVI that was granted under the Consulting Services Agreement.

2. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

3. Further Assurances. Each Party must do anything (including executing agreements and documents) necessary to give full force and effect to this Agreement and the transactions contemplated hereby.

4. Entire Agreement. This Agreement contains the entire agreement among the Parties with respect to its subject matter. It sets out the only conduct relied on by the Parties and

supersedes all earlier conduct and prior agreements and understandings among the Parties in connection with its subject matter.

5. Amendment. This Agreement may be amended only by another agreement in writing executed by all the Parties.

6. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered with effect as of the Effective Time.

ALUMINPRO ALUMINIUM INDUSTRY PROFESSIONALS INC.

By:________________________________
Name:
Title:

GLOBAL ALUMINA INTERNATIONAL, LTD.

By:________________________________
Name:
Title:

GUINEA ALUMINA CORPORATION, LTD.

By:________________________________
Name:
Title:

Houston 3169650v.1

Schedule 9

IPR Deed of Transfer

Dated 2007

between

Global Alumina International, Ltd.
Global Alumina Corporation
Aluminpro Aluminium Industry Professionals, Inc.

and

Guinea Alumina Corporation, S.A.

INTELLECTUAL PROPERTY RIGHTS DEED OF TRANSFER

WHITE & CASE
5 Old Broad Street
London EC2N 1DW

05/01/2007 13:55 (2K)
LONDON 1992110 v1 [1992110_1.DOC]

This Deed is made the day of 2007

Between

(1) **Global Alumina Corporation**, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada (***Global***);

(2) **Global Alumina International, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands (***GAI***);

(3) **Aluminpro Aluminium Industry Professionals Inc.**, a company with limited liability incorporated under the laws of Canada (registered number 380455) and with its registered office at 106 Elgin Avenue, Point Claire, Quebec H9R 2K2 (***Aluminpro***),

(each an ***Assignor*** and, together the ***Assignors***); and

(4) **Guinea Alumina Corporation, S.A.**, a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immeuble Labe, 1*iere* Etage, Conakry, Guinea (the ***Assignee***).

Whereas:

(A) Each of the Assignors is the owner or possessor of or holds certain Intellectual Property Rights and Business Information relevant to the Project.

(B) Each Assignor has agreed to assign and transfer all such Intellectual Property Rights and Business Information to the Assignee on the terms set out in this Deed.

This Deed witnesses as follows:

1. Definitions

1.1 In this Deed, "***SSA***" means the Share Subscription Agreement pursuant to which each of BHPB, DUBAL and Mubadala shall subscribe for fractional interests in shares in the Company.

1.2 Unless the context requires otherwise, capitalised words and phrases used but not defined in this Deed shall have the same meanings as attributed to them in the SSA.

1.3 "***Assigned Intellectual Property***" means all Project Intellectual Property owned or otherwise held by an Assignor.

1.4 "***Business Information***" means all Project Information owned by or in the possession of an Assignor.

2. Interpretation

The following rules apply unless the context requires otherwise:

(a) Headings are for convenience only and do not affect interpretation.

(b) A reference to writing includes any method of representing or reproducing words, figures, drawings or symbols in a visible and tangible form but excludes a communication by electronic mail.

(c) A reference to a party to this Deed or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).

(d) A reference to an *agreement* includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a *document* includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(e) Mentioning anything after *includes, including, for example,* or similar expressions, does not limit what else might be included.

(f) Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or a relevant part of it.

3. Assignment

Each Assignor hereby assigns and transfers to the Assignee:

(a) all its rights, title and interest in and to the Assigned Intellectual Property and the Business Information and any associated goodwill; and

(b) all rights arising or accrued in respect of the Assigned Intellectual Property and the Business Information including, without limitation, the right to take proceedings for infringement of the Assigned Intellectual Property and the Business Information and the right to seek and recover damages and all other remedies for all past infringements.

4. No further use

On and from the date of this Deed, each Assignor shall not disclose any Assigned Intellectual Property or Business Information to any person other than the Assignee, or use, reproduce, apply or exploit any Assigned Intellectual Property or Business Information, except as permitted in accordance with the Shareholders' Agreement.

5. Provision of information

Each Assignor shall provide the Assignee, as soon as reasonably practicable following receipt of any written request from the Assignee, a list and full details of all information and material reasonably required to enable the Assignee to receive the full benefit of and make full and effective use of, and to fully exploit, the Assigned Intellectual Property and Business Information.

6. Further Assurance

Each Assignor shall, at the Assignee's request, execute all documents and do all such acts and things as may be reasonably requested by the Assignee in order to give legal effect to the assignment and transfer of the Assigned Intellectual Property and the Business Information to the Assignee.

7. Assignment

(a) No Assignor may assign, charge, encumber or otherwise deal with any of its rights or obligations under this Deed, or attempt or purport to do so, without the prior written consent of the Assignee.

(b) Subject to the terms of the Shareholders' Agreement, the Assignee may assign, charge, encumber or otherwise deal with any of its rights or obligations under this Deed (including its rights, title and interest in and to the Assigned Intellectual Property and the Business Information and any associated goodwill) without requiring the consent of any Assignor.

8. Notices

Any notice, demand, consent or other communication (a *Notice*) given or made under this Deed:

(a) must be in writing and signed by the sender or a person duly authorised by the sender;

(b) must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

(i)	to Global, GAI or Aluminpro	245 Park Avenue 38th Floor New York, New York 10167 Attention: Chief Financial Officer Fax No: 212-351-001

(ii) to the Assignee

Cite Chemin de Fer
Immeuble Mamou, 2*eme* Etage
BP: 5090
Conakry
Republic of Guinea

Attention: Chief Financial Officer

Fax No: +22 (4) 1129 3659

will be taken to be duly given or made when delivered, received or left at the above fax number or address. If delivery or receipt occurs on a day which is not a business day in the place to which the Notice is sent or is later than 4 p.m. (local time) at that place, it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

9. Whole Agreement

This Deed contains the whole agreement between the parties relating to its subject matter at the date of this Deed.

10. Amendment

This Deed may be amended only by another agreement in writing executed by all the parties.

11. No waiver

A failure to exercise or a delay in exercising any right, power or remedy under this Deed does not operate as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

12. No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

13. Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Deed.

14. No Third Party Rights

A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed, unless otherwise specified herein, and, notwithstanding any term of this Deed, no consent of any person who is

not a party to this Deed is required for any amendment (including any release or compromise of any liability) or termination of this Deed.

15. Governing Law and Jurisdiction

This Deed shall be governed by and construed in accordance with English law. The parties irrevocably agree that the courts of England are to have non-exclusive jurisdiction to settle any disputes arising out of or in connection with this Deed.

16. Service of Process

(a) Each Assignor irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Agreement.

(b) If the person specified in paragraph (a) is unable for any reason to so act, each Assignor must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to the Assignee acting reasonably. Failing this, the Assignee may appoint another process agent for this purpose.

(c) The Assignee irrevocably appoints [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Agreement.

(d) If the person specified in paragraph (c) is unable for any reason to so act, the Assignee must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to Global acting reasonably. Failing this, Global may appoint another process agent for this purpose.

(e) Each of the parties agrees that failure by its process agent to notify it of any process will not invalidate the relevant proceedings.

(f) This clause 17 does not affect any other method of service allowed by law.

17. Invalidity

If any provision in this Deed shall be held to be illegal, invalid or unenforceable, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Deed but the legality, validity or enforceability of the remainder of this Deed shall not be affected.

18. Counterparts

This Deed may be executed in any number of counterparts, and by the parties or separate counterparties, each of which so executed and delivered will be an original, but all counterparts will together constitute one and the same agreement.

Schedule 1

Assigned Intellectual Property and Business Information

Document Reference	**Document Title**	**Rev**
PIDS		
9501C-0000-PID-0031-0001	General – Legends & Symbols – Sht 1 of 2	C
9501C-0000-PID-0031-0002	General – Legends & Symbols – Sht 2 of 2	C
9501C-0000-PID-0031-0003	General – Typical Details – Sht. 1 of 4	C
9501C-0000-PID-0031-0004	General – Typical Details – Sht. 2 of 4	C
9501C-0000-PID-0031-0005	General – Typical Details – Sht. 3 of 4	C
9501C-0000-PID-0031-0006	General – Typical Details – Sht. 4 of 4	C
9501C-3100-PID-0031-1010	Main Process Plant – Steam & Condensate Distribution	C
9501C-3113-PID-0021-1010	Bauxite Receiving and Crushing – Primary Crushing – Sheet 1 of 2	C
9501C-3113-PID-0031-1015	Bauxite Receiving and Crushing – Primary Crushing – Sheet 2 of 2	C
9501C-3113-PID-0031-1020	Bauxite Receiving and Crushing – Bauxite Storage Bins	C
9501C-3113-PID-0031-1030	Bauxite Receiving and Crushing – Secondary Crushing	C
9501C-3124-PID-0021-1010	Bauxite Grinding – Rod-Ball Mill 1	C
9501C-3124-PID-0021-1020	Bauxite Grinding – Rod-Ball Mill 2	C
9501C-3124-PID-0021-1030	Bauxite Grinding – Rod-Ball Mill 3	C
9501C-3124-PID-0021-1040	Bauxite Grinding – Rod-Ball Mill 4	C
9501C-3125-PID-0021-1010	Lime Slaking – Lime Unloading & Storage	C
9501C-3125-PID-0021-1020	Lime Slaking – Lime Slaker 1	C
9501C-3125-PID-0021-1025	Lime Slaking – Lime Slaker 2	C
9501C-3125-PID-0021-1030	Lime Slaking – Lime Distribution	C
9501C-3126-PID-0021-1010	Desilication – Contact Heaters	C
9501C-3126-PID-0021-1020	Desilication – Bauxite Injection	C
9501C-3130-PID-0021-1005	Digestion – Evaporation Feed Pumps	C
9501C-3130-PID-0021-1010	Digestion – Mixing Tank	C
9501C-3130-PID-0021-1020	Digestion – Test Tanks	C
9501C-3130-PID-0021-1025	Digestion – Analyser Stations	C
9501C-3130-PID-0021-1030	Digestion – Spent Liquor Heaters 1 of 2 – Train 1	C
9501C-3130-PID-0021-1040	Digestion – Spent Liquor Heaters 2 of 2 – Train 1	C
9501C-3130-PID-0021-1050	Digestion – Live Steam Heaters – Train 1	C
9501C-3130-PID-0021-1060	Digestion – Digesters 1 of 2 – Train 1	C
9501C-3130-PID-0021-1070	Digestion – Digesters 2 of 2 – Train 1	C
9501C-3130-PID-0021-1080	Digestion – Flash Tanks 1 of 2 – Train 1	C
9501C-3130-PID-0021-1090	Digestion – Flash Tanks 2 of 2 – Train 1	C

Document Reference	Document Title	Rev
9501C-3130-PID-0021-1100	Digestion – Blow Off & Pressure Relief Tanks – Train 1	C
9501C-3130-PID-0021-1110	Digestion – Heaters – Train 1	C
9501C-3130-PID-0021-2000	Train 2 of Section 3130	C
9501C-3130-PID-0021-2110	Digestion – Heaters – Train 2	C
9501C-3132-PID-0021-1010	Flocculant Preparation Mud Residue	C
9501C-3132-PID-0021-1020	Flocculant Preparation Hydrate	C
9501C-3133-PID-0021-1010	Clarification – Settler	C
9501C-3133-PID-0021-1020	Clarification – Settler	C
9501C-3133-PID-0021-1030	Clarification – Settler	C
9501C-3133-PID-0021-1040	Clarification – Settler	C
9501C-3133-PID-0021-1050	Clarification – Settler	C
9501C-3133-PID-0021-1060	Clarification – Settler Overflow Tanks	C
9501C-3133-PID-0021-1065	Clarification – Heated WTO 1 Overflow Distribution	C
9501C-3133-PID-0021-1070	Clarification – First Stage Washer – Train 1	C
9501C-3133-PID-0021-1075	Clarification – 1st Washer Overflow Distribution	C
9501C-3133-PID-0021-1080	Clarification – Second Stage Washer – Train 1	C
9501C-3133-PID-0021-1090	Clarification – Third Stage Washer – Train 1	C
9501C-3133-PID-0021-1100	Clarification – Fourth Stage Washer – Train 1	C
9501C-3133-PID-0021-1110	Clarification – Fifth Stage Washer – Train 1	C
9501C-3133-PID-0021-2000	Train 2 of Section 3133	C
9501C-3134-PID-0021-1010	Mud Filtration – Filter Services	C
9501C-3134-PID-0021-1015	Mud Filtration – Filter Feed System	C1
9501C-3134-PID-0021-1020	Mud Filtration – Mud Filters – Sheet 1 of 8	C
9501C-3134-PID-0021-1030	Mud Filtration – Mud Filters – Sheet 2 of 8	C
9501C-3134-PID-0021-1040	Mud Filtration – Mud Filters – Sheet 3 of 8	C
9501C-3134-PID-0021-1050	Mud Filtration – Mud Filters – Sheet 4 of 8	C
9501C-3134-PID-0021-1070	Mud Filtration – Mud Filters – Sheet 5 of 8	C
9501C-3134-PID-0021-1080	Mud Filtration – Mud Filters – Sheet 6 of 8	C
9501C-3134-PID-0021-1090	Mud Filtration – Mud Filters – Sheet 7 of 8	C
9501C-3134-PID-0021-1100	Mud Filtration – Mud Filters – Sheet 8 of 8	C
9501C-3134-PID-0021-1120	Mud Filtration – Filtrate Tanks 1 & 2	C
9501C-3134-PID-0021-1140	Mud Filtration – Vacuum Pumps	C
9501C-3134-PID-0021-1150	Mud Filtration – Lubrication of Filters	C
9501C-3135-PID-0021-1010	Green Liquor Filtration – Polishing Filters – Sheet 1 of 6	C
9501C-3135-PID-0021-1020	Green Liquor Filtration – Polishing Filters – Sheet 2 of 6	C
9501C-3135-PID-0021-1030	Green Liquor Filtration – Polishing Filters – Sheet 3 of 6	C
9501C-3135-PID-0021-1040	Green Liquor Filtration – Polishing Filters – Sheet 4 of 6	C
9501C-3135-PID-0021-1045	Green Liquor Filtration – Pressure Selection	C
9501C-3135-PID-0021-1050	Green Liquor Filtration – Polishing Filters – Sheet 5 of 6	C
9501C-3135-PID-0021-1060	Green Liquor Filtration – Polishing Filters – Sheet 6 of 6	C

Document Reference	Document Title	Rev
9501C-3135-PID-0021-1070	Green Liquor Filtration – Filtrate Tanks	C
9501C-3135-PID-0021-1080	Green Liquor Filtration – Mud Surge Tanks	C
9501C-3135-PID-0021-1090	Green Liquor Filtration – Lime Tanks	C
9501C-3135-PID-0021-1100	Green Liquor Filtration – Caustic Wash Tanks	C
9501C-3135-PID-0021-1110	Green Liquor Filtration – Recycle Tanks	C
9501C-3136-PID-0021-1010	Sand Removal – Sand Cyclone & Classifier – Train 1	C
9501C-3136-PID-0021-2000	Train 2 of Section 3136	C
9501C-3140-PID-0021-1010	Green Liquor HID – Hot Fill HEX – Train 1	C
9501C-3140-PID-0021-1020	Green Liquor HID – Cold Fill HEX – Train 1	C
9501C-3140-PID-0021-1030	Green Liquor HID – Caustic Wash	C
9501C-3140-PID-0021-2000	Train 2 of Section 3140	C
9501C-3142-PID-0021-1010	Spent Liquor Evaporation – Sump Relay Tank	C
9501C-3142-PID-0021-1015	Spent Liquor Evaporation – Evaporators	C
9501C-3142-PID-0021-1020	Spent Liquor Evaporation – Condensate	C
9501C-3142-PID-0021-1025	Spent Liquor Evaporation – Process Water	C
9501C-3142-PID-0021-1030	Spent Liquor Evaporation – Process Water Heating	C
9501C-3143-PID-0021-1010	Salting Out Evaporation – Salting Out Evaporator	C
9501C-3143-PID-0021-1020	Salting Out Evaporation – Crystallisation Tanks	C
9501C-3143-PID-0021-1030	Salting Out Evaporation – Filtration and Bagging	C
9501C-3143-PID-0021-1040	Salting Out Evaporation – Filters	C
9501C-3145-PID-0021-1010	Precipitation – Agglomeration Train 1	C
9501C-3145-PID-0021-1020	Precipitation – Growth Tanks Train 1	C
9501C-3145-PID-0021-1030	Precipitation – Growth Tanks Train 1	C
9501C-3145-PID-0021-1040	Precipitation – Growth Tanks Train 1	C
9501C-3145-PID-0021-1060	Precipitation – Growth Tanks Train 1	C
9501C-3145-PID-0021-1070	Precipitation – Growth Tanks Train 1	C
9501C-3145-PID-0021-1080	Precipitation – Caustic Wash	C
9501C-3145-PID-0021-1090	Precipitation – Spent Caustic Wash Tanks	C
9501C-3145-PID-0021-2000	Train 2 of Section 3145	C
9501C-3145-PID-0021-3000	Train 3 of Section 3145	C
9501C-3145-PID-0021-4000	Train 4 of Section 3145	C
9501C-3146-PID-0021-1010	Hydrate Classification – Primary Cyclone – Train 1	C
9501C-3146-PID-0021-1020	Hydrate Classification – Primary Cyclone Underflow Tanks – Trains 1 & 2	C
9501C-3146-PID-0021-1025	Distribution Pot for Secondary Cyclones – Train 1	C
9501C-3146-PID-0021-1030	Hydrate Classification – Secondary Cyclone – Train 1	C
9501C-3146-PID-0021-1040	Hydrate Classification – Secondary Cyclone – Train 1	C
9501C-3146-PID-0021-1050	Hydrate Classification – Fine Seed Thickener	C
9501C-3146-PID-0021-1055	Hydrate Classification – Fine Seed Thickener	C
9501C-3146-PID-0021-1060	Hydrate Classification – Fine Seed Thickener	C

Document Reference	Document Title	Rev
9501C-3146-PID-0021-1065	Hydrate Classification – Fine Seed Thickener	C
9501C-3146-PID-0021-1067	Hydrate Classification – Fine Seed Thickener	C
9501C-3146-PID-0021-1070	Hydrate Classification – Spent Liquor Tanks	C
9501C-3146-PID-0021-1080	Hydrate Classification – Spent Liquor Tanks	C
9501C-3146-PID-0021-1085	Hydrate Classification – Spent Liquor Distribution	C
9501C-3146-PID-0021-1090	Hydrate Classification – Fine Seed Storage	C
9501C-3146-PID-0021-2000	Train 2 of Section 3146	C
9501C-3146-PID-0021-3000	Train 3 of Section 3146	C
9501C-3146-PID-0021-4000	Train 4 of Section 3146	C
9501C-3147-PID-0031-1010	Cooling Water System – Clean Tower	C
9501C-3147-PID-0031-1020	Cooling Water System – Dirty Tower	C
9501C-3150-PID-0021-1005	Hydrate Filtration – Distribution of Slurry to Disc Filters	C
9501C-3150-PID-0021-1010	Hydrate Filtration – Deliquoring	C
9501C-3150-PID-0021-1020	Hydrate Filtration – 1st Stage Filter Tanks	C
9501C-3150-PID-0021-1030	Hydrate Filtration – Hydrate Re-Slurry	C
9501C-3150-PID-0021-1039	Hydrate Filtration – Distribution of Slurry to Pan Filters	C
9501C-3150-PID-0021-1040	Hydrate Filtration – Washing – Sheet 1 of 3	C
9501C-3150-PID-0021-1045	Hydrate Filtration – Washing – Sheet 2 of 3	C
9501C-3150-PID-0021-1046	Hydrate Filtration – Washing – Sheet 3 of 3	C
9501C-3150-PID-0021-1050	Hydrate Filtration – Liquor Filtrate	C
9501C-3150-PID-0021-1055	Hydrate Filtration – Wash Filtrate	C
9501C-3150-PID-0021-1060	Hydrate Filtration – Air And Vacuum	C
9501C-3150-PID-0021-1070	Hydrate Filtration – Hydrate Transfer	C
9501C-3150-PID-0021-1075	Hydrate Filtration – Calciner Feed	C
9501C-3150-PID-0021-1080	Hydrate Filtration – Caustic Wash	C
9501C-3150-PID-0021-1090	Hydrate Filtration – Lubrication of Filters	C
9501C-3151-PID-0021-1010	Alumina Conveying – Sheet 1 of 3	C
9501C-3151-PID-0021-1020	Alumina Conveying – Sheet 2 of 3	C
9501C-3151-PID-0021-1030	Alumina Conveying – Sheet 3 of 3	C
9501C-3308-PID-0021-1010	Raw Material – Caustic Unloading and Storage	C
9501C-3309-PID-0031-1010	Raw Material Storage – Acid Unloading & Storage	C
9501C-3309-PID-0031-1020	Raw Material Storage – Acid Unloading & Storage	C
9501C-3350-PID-0031-1010	Raw Material Storage – Fuel Storage – Heavy Fuel Oil	C
9501C-3350-PID-0031-1020	Raw Material Storage – Fuel Storage – Diesel Oil Storage	C
9501C-3400-PID-0031-1010	Air Supply – Plant and Instrument Air Distribution	C
9501C-3500-PID-0031-1010	Water Storage & Distribution – Water Supply	C
9501C-3500-PID-0031-1020	Water Storage & Distribution – Potable Water	D
9501C-3500-PID-0031-1030	Water Storage & Distribution – Stormwater Management – Ponds	C
9501C-3500-PID-0031-1035	Water Storage & Distribution – DMS Pond	C

Document Reference	Document Title	Rev
	(EHP)	
9501C-3500-PID-0031-1040	Water Storage & Distribution – Stormwater Mgn't Treatment – Train 1	C
9501C-3500-PID-0031-1050	Water Storage & Distribution – Oily Water Treatment	C
9501C-3500-PID-0031-1060	Water Storage & Distribution – Fresh Water Filters	C
9501C-3500-PID-0031-2040	Water Storage & Distribution – Storm Water Mgnt. – Treatment – Train 2	C
9501C-3500-PID-1931-1015	Fire Water Distribution – Fire Water Pumps	C
9501C-3540-PID-0031-1010	Water Storage & Distribution – Hose Water Distribution	C
9501C-3540-PID-0031-1020	Water Storage & Distribution – Gland Seal & Instrument Purge Water	C
9501C-3550-PID-0031-1010	Water Storage & Distribution – Potable Water and Yard Sanitary	C
9501C-3560-PID-1931-1010	Water Storage and Distribution – Fire Water Distribution	C
BFD		
9501C-3000-BFD-0010-1001	Process Block Flow Diagram N°3000-F-1001	C
9501C-3000-BFD-0010-1002	Process Block Flow Diagram N°3000-F-1002	C
9501C-3000-BFD-0010-1003	Process Block Flow Diagram N°3000-F-1003	C
PFDs		
9501C-3000-PFD-0010-1010	Plant Utilities Water	C
9501C-3113-PFD-0010-1001	Bauxite Receiving Grinding	C
9501C-3124-PFD-0010-1001	Bauxite Grinding	C
9501C-3124-PFD-0010-1002	Bauxite Grinding	C
9501C-3125-PFD-0010-1001	Lime Slaking	C
9501C-3126-PFD-0010-1001	Desilication	C
9501C-3130-PFD-0010-1001	Digestion	C
9501C-3130-PFD-0010-1002	Digestion – Train 1	C
9501C-3130-PFD-0010-1003	Digestion – Train 1	C
9501C-3130-PFD-0010-2002	Digestion – Train 2	C
9501C-3130-PFD-0010-2003	Digestion – Train 2	C
9501C-3132-PFD-0010-1001	Flocculant Preparation ½	C
9501C-3132-PFD-0010-1002	Flocculant Preparation	C
9501C-3133-PFD-0010-1001	Clarification Settlers	C
9501C-3133-PFD-0010-1002	Mud Washers – Train 1	C
9501C-3133-PFD-0010-1003	Mud Washers – Train 1	C
9501C-3133-PFD-0010-2001	Mud Washers – Train 2	C
9501C-3133-PFD-0010-2002	Mud Washers – Train 2	C
9501C-3134-PFD-0010-1001	Mud Filtration – Filter Feed Tanks	C
9501C-3134-PFD-0010-1002	Mud Filtration – Filter 1	C
9501C-3134-PFD-0010-1003	Mud Filtration – Filter 2	C
9501C-3134-PFD-0010-1004	Mud Filtration – Filter 3	C
9501C-3134-PFD-0010-1005	Mud Filtration – Filter 4	C

Document Reference	Document Title	Rev
9501C-3134-PFD-0010-1006	Mud Filtration – Filter 5	C
9501C-3134-PFD-0010-1007	Mud Filtration – Vacuum Pumps	C
9501C-3135-PFD-0010-1001	Green Liquor Filtration	C
9501C-3135-PFD-0010-1002	Green Liquor Filtration	C
9501C-3135-PFD-0010-1003	Green Liquor Filtration	C
9501C-3135-PFD-0010-1004	Green Liquor Filtration	C
9501C-3136-PFD-0010-1001	Sand Removal System – Train 1	C
9501C-3136-PFD-0010-2001	Sand Removal System – Train 2	C
9501C-3140-PFD-0010-1001	Green Liquor HID – Unit 1	C
9501C-3140-PFD-0010-1002	Green Liquor HID – Caustic Wash	C
9501C-3140-PFD-0010-2001	Green Liquor HID – Unit 2	C
9501C-3142-PFD-0010-1001	Spent Liquor Evaporation – ½	C
9501C-3142-PFD-0010-1002	Spent Liquor – Evaporation – 2/2	C
9501C-3142-PFD-0010-1003	Evaporation – Mud Wash Heater	C
9501C-3143-PFD-0010-1001	Salting Out Evaporator	C
9501C-3143-PFD-0010-1002	Crystallisation & Filtration	C
9501C-3145-PFD-0010-1001	Precipitation Agglomeration – Train 1	C
9501C-3145-PFD-0010-1002	Precipitation Growth – Train 1	C
9501C-3145-PFD-0010-1003	Precipitation Pump Off – Train 1	C
9501C-3146-PFD-0010-1001	Secondary Cyclones – Train 1	C
9501C-3146-PFD-0010-1002	Fine Seed Thickeners – ½	C
9501C-3146-PFD-0010-1003	Fine Seed Thickeners – 2/2	C
9501C-3146-PFD-0010-1004	Fine Seed Storage	C
9501C-3146-PFD-0010-1005	Primary Cyclones – Train 1	C
9501C-3146-PFD-0010-1006	Spent Liquor	C
9501C-3147-PFD-0010-1001	Cooling Water System – Clean Tower	C
9501C-3147-PFD-0010-1002	Cooling Water System – Dirty Tower	C
9501C-3150-PFD-0010-1001	Hydrate Filtration	C
9501C-3150-PFD-0010-1002	Hydrate Washing ½	C
9501C-3150-PFD-0010-1003	Hydrate Washing 2/2	C
9501C-3150-PFD-0010-1004	Product Filtrate & Washing – Utilities	C
9501C-3150-PFD-0010-1005	Hydrate Transfer	C
9501C-3150-PFD-0010-1006	Hydrate Storage and Calciner Feed	C
9501C-3150-PFD-0010-1007	Calcination	C
9501C-3151-PFD-0010-1001	Alumina Handling – Conveying	C
9501C-3151-PFD-0010-1002	Alumina Handling – Railcar Loading Bins	C
9501C-3151-PFD-0010-1003	Alumina Handling – Storage Silos	C
9501C-3308-PFD-0010-1001	Caustic Unloading and Storage	C
9501C-3309-PFD-0010-1001	Sulphuric Acid Clean & Make-up System	C
9501C-3350-PFD-0010-1001	Heavy Fuel Oil	C
9501C-3350-PFD-0010-1002	Heavy Fuel Oil	C
9501C-3500-PFD-0010-1002	Fresh Water & Potable Water Supply System	C
9501C-3500-PFD-0010-1004	Storm Water Treatment Facility	C
9501C-3500-PFD-0010-1005	Effluent Holding Pond (Dry Mud Stacking Pond)	C

Executed as a Deed and Delivered by:

Executed as a Deed by **Global Alumina Corporation**

Director	Director/Secretary
Print Name	Print Name

Executed as a Deed by **Global Alumina International, Ltd.**

Director	Director/Secretary
Print Name	Print Name

Executed as a Deed by **Aluminpro Aluminium Industry Professionals Inc.**

Director	Director/Secretary
Print Name	Print Name

Executed as a Deed by **Guinea Alumina Corporation, S.A.**

Director	Director/Secretary
Print Name	Print Name

Schedule 10

[Left intentionally blank]

Schedule 11

New Company Constitution

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

GUINEA ALUMINA CORPORATION, LTD.

A COMPANY LIMITED BY SHARES

1 DEFINITIONS AND INTERPRETATION

1.1 In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

"**Acceptance Date**" has the meaning given in Sub-Regulation 5.2(b);

"**Act**" means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;

"**Affiliate**" means, in relation to any company, a Subsidiary or Holding Company of that company, and any other Subsidiary of such Holding Company and as otherwise or further defined in the Agreement;

"**Agreed Form of Shareholder Off-take Agreement**" means the agreed form of Shareholder Off-take Agreement set out in schedule 7 of the Share Subscription Agreement, or such other form of Shareholder Off-take Agreement as may be subsequently approved by the board in accordance with the Agreement;

"**Agreement**" means any written agreement that may be in place from time to time between the Company and all of its Shareholders;

"**Aluminpro Services Agreement**" has the meaning given in the Share Subscription Agreement.

"**Announcement Date**" means, in relation to the acquisition of a Controlling Interest in a Shareholder or any Holding Company of a Shareholder, the date on which the Changed Party gives a Changed Party Notice to the other Shareholders;

"**Approval Date**" means the date on which the board first approves a Development Plan in accordance with the Agreement;

"**Approving Shareholders**" has the meaning given in Sub-Regulation 10.15(ii);

"**Articles**" means the attached Articles of Association of the Company;

"**Audited Accounts**" means the auditors' report and audited accounts (including a balance sheet, profit and loss statement and cash-flow statement) of the Company, on a consolidated basis if required by Law, for the Financial Year ending on the relevant Financial Year End;

"**Auditors**" means such internationally recognised firm of chartered accountants as are appointed as the auditors of a Group Company by the shareholders or board of directors, in accordance with applicable Law, of such Group Company from time to time;

"**Authorisation**" includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any governmental, semi-governmental or judicial entity or authority (including any self-regulatory organisation established under statute or any stock exchange);

"**authorised capital**" means the sum of the aggregate par value of all shares with par value which the Company is authorised by its memorandum to issue plus the amount, if any, stated in its memorandum as authorised capital to be represented by shares without par value which the Company is authorised by its memorandum to issue;

"**Basic Agreement**" means the agreement of that name dated 15 October 2004 between Global, the Company and the Ministry of Mines and Geology of the Republic of Guinea relating to the Project;

"**BHPB**" means The Broken Hill Proprietary Company Pty Limited, a company with limited liability incorporated under the laws of the State of Victoria, Australia with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia;

"**Business**" means the business of carrying out the Project;

"**Business Day**" means a day (other than a Friday, Saturday, Sunday or other public holiday) on which banks are generally open for business in London, New York and Dubai;

"**Business Plan**" means the Initial Business Plan and any business plan approved by the board under the Agreement, including any revisions or supplementary provisions thereto approved by the board;

"**capital**" means the sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as Treasury Shares plus,

(a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as Treasury Shares, and

(b) the amounts as are from time to time transferred from surplus to capital by a Resolution of Directors;

"**Capital Default**" means the failure of any Shareholder to provide capital (as that term is contemplated under the Agreement) to the Company as and when required under the Agreement;

"**CEO**" means a chief executive officer of the Company and the Project Company, who shall be the same individual;

"**Changed Party**" has the meaning given in Sub-Regulation 5.1(a);

"**Chairman of the Board**" has the meaning given in Sub-Regulation 12.1;

"**Commissioning Date**" means the date on which the Sangaredi alumina refinery to be constructed as part of the Project has been commissioned for the production of commercial quantities of alumina;

"**Company**" has the meaning given in Clause 2;

"Completion" means completion of the subscription of the Fractional Interests under the Share Subscription Agreement;

"Controlling Interest" in relation to a company means the power or ability, whether held directly or indirectly and by whatever means (and whether or not enforceable at law or in equity):

(a) to exercise or control the right to vote attached to 50 per cent. or more of the issued shares in that company or the majority of the voting rights of the company (whether alone or pursuant to an agreement with other shareholders or members);

(b) to dispose of or exercise a right of disposal in respect of 50 per cent. or more of the issued voting shares in that company;

(c) to appoint one-half or more of the number of directors to the board of that company; or

(d) to determine substantially the conduct of that company's business activities;

"Deed of Accession" means a deed substantially in the form set out in Schedule 1 of the Agreement;

"Development Phase" means the period from the Effective Date until the Approval Date;

"Development Plan" has the meaning given to it at Sub-Regulation 10.19;

"Development Vote" means a vote (as contemplated by the Agreement) on the Proposed Development Plan;

"Dispose" in relation to any property means to sell, transfer, assign, create a Security Interest over, declare oneself a trustee of or part with the benefit of or otherwise dispose of that property or any interest in it or any part of it including, without limitation, in relation to a Fractional Interest or Preferred Share, to enter into a transaction in relation to the Fractional Interest or Preferred Share or any interest in the Fractional Interest or Preferred Share (other than a transaction permitted by the Agreement and the Articles or conditional on each other Shareholder consenting to it or waiving certain of its rights under the Agreement or the Articles or as otherwise agreed by each Party) which results in a person other than the registered holder of the Fractional Interest or Preferred Share:

(a) acquiring any equitable interest in the Fractional Interest or Preferred Share including, without limitation, an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Fractional Interest or Preferred Share;

(b) acquiring any right to receive directly or indirectly any Dividends payable in respect of the Fractional Interest or Preferred Share;

(c) acquiring any rights of pre-emption, first refusal or other control over the Disposal of the Fractional Interest or Preferred Share;

(d) acquiring any rights of control over the exercise of any voting rights or rights to appoint directors attaching to the Fractional Interest or Preferred Share; or

(e) otherwise acquiring legal or equitable rights against the registered holder of the Fractional Interest or Preferred Share which have the effect of placing the person in the same position as if the person had acquired a legal or equitable interest in the Fractional Interest or Preferred Share itself,

and "**Disposal**" has the corresponding meaning;

"**Distribution**" in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend; "**Dividend**" includes a bonus or other distribution in kind or in cash;

"**Drawdown Schedule**" means the schedule setting out the dates and amounts for equity subscription in the Company by the Shareholders contained in the Initial Business Plan, as amended, varied and supplemented by Special Resolution;

"**DUBAL**" means Dubai Aluminium Company Limited, a company with limited liability incorporated under the laws of the Emirate of Dubai, United Arab Emirates with its principal office at P.O. Box 3627, Dubai, United Arab Emirates;

"**DUBAL Existing Off-take Agreement**" means the purchase and sale agreement dated 30 September 2005 between DUBAL and the Project Company relating to DUBAL's right to acquire a certain percentage of the Project off-take, as amended by an agreement dated on or about the date of the Agreement in substantially the form set out in schedule 3 to the Share Subscription Agreement;

"**Effective Date**" means the date on which Completion occurs;

"**Eligible Person**" means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

"**Existing Off-take Agreements**" means:

(a) the DUBAL Existing Off-take Agreement; and

(b) the Glencore Off-take Agreement;

"**Expansion**" means any project to expand the capacity of the Sangaredi alumina refinery to be constructed as part of the Project beyond its rated capacity as at the Commissioning Date through the addition of a further production line;

"**Feasibility Study**" means a study to be carried out by the Management Team and other representatives of the Shareholders as may be agreed between the Shareholders, with the assistance and support of the Technical Services Provider, to the highest standards required by the internal policies and procedures of any of the Shareholders and to the standards otherwise required by the Agreement, in relation to the feasibility of the construction and operation of the Project, completion of which shall require those following:

(a) identification, and implementation of, any improvements to be made to the front-end engineering and design work for the Project;

(b) preparation of the Construction Contracting Plan (as defined in the Agreement) and identification of appropriate contractors to conduct the work under all contracts identified by the Construction Contracting Plan as being necessary for the construction of the Project and a commitment from such contractors on the principal terms for such contracts consistent with the terms outlined in the Construction Contracting Plan;

(c) preparation of the Financing Plan (as defined in the Agreement) and identification of appropriate providers of the financing proposed by the Financing Plan and a commitment from such providers on the principal terms of the provision of such financing consistent with the terms outlined in the Financing Plan;

(d) preparation of a reasonably detailed estimate of the Total Project Construction Costs (as defined in the Agreement) and a draft supplementary equity drawdown schedule to apply from the Approval Date which is appropriate to finance such Total Project Construction Costs taking into consideration any Project Financing arranged, or to be arranged, pursuant to paragraph (c);

(e) preparation of a detailed timetable for the construction and implementation of the Project, including target dates for key milestones; and

(f) preparation of a Proposed Development Plan to be submitted to the board in accordance with the Agreement;

"Final Offer Date" has the meaning given in Sub-Regulation 5.2(b)(ii);

"Final Purchase Offer" has the meaning given in Sub-Regulation 5.2(f);

"Financial Close Notice" has the meaning given in Sub-Regulation 10.21(b)(i);

"Financial Indebtedness" means any indebtedness, present or future, actual or contingent in respect of money borrowed or raised or any financial accommodation;

"Financial Year" means a period of twelve (12) calendar months ending on a Financial Year End;

"Financial Year End" means 31 December or such other date as may be fixed for such purpose by the board from time to time in accordance with the Agreement;

"Fractional Interest" means a one one-millionth (1/1,000,000) part of an Ordinary Share. For the avoidance of doubt, one million Fractional Interests constitutes one (1) Ordinary Share;

"GAI" means Global Alumina International, Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands;

"GAI Distribution" has the meaning given in the Share Subscription Agreement;

"Glencore" means Glencore AG, a company incorporated under the laws of Switzerland and with its registered office at Baarermattstrasse 3 CH-6341, Baar, Switzerland;

"Glencore Off-take Agreement" means the purchase and sale agreement dated 24 January 2006 between Glencore and the Project Company relating to Glencore's right to acquire a certain portion of the Project off-take;

"Global" means Global Alumina Corporation, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada;

"Group" means the Company and each Subsidiary of the Company, including for the avoidance of doubt the Project Company;

"Group Company" means each company which is a member of the Group;

"Highest Offer Notice" has the meaning given in Sub-Regulation 5.2(f);

"Holding Company" means, in relation to a company, any company of which it is a Subsidiary;

"Information" means any Know-how, Technical Data, information, documentation, studies (including feasibility studies), reports, data, contracts, agreements and correspondence relating to the Project or the

Intellectual Property Rights, which is in physical form whether in visual or written form or recorded in any other medium in written or electronic form or otherwise;

"Initial Business Plan" means the agreed business plan for the Group covering the period from 31 December 2006 to 31 December 2007 as set out in the Agreement and including the Drawdown Schedule;

"Initial Deemed Investment" shall, for the purposes of determining the Participation Interest of any Shareholder, be deemed to be $240,000,000 in the aggregate, which amount shall, as at the Effective Date be attributable to the Shareholders in the following proportions:

(a) GAI – 33⅓%;

(b) BHPB – 33⅓%;

(c) DUBAL – 25%; and

(d) Mubadala – 8⅓%;

"Initial Shareholder" has the meaning given in Sub-Regulation 6.7;

"Intellectual Property Rights" means all intellectual and industrial property rights (whether conferred by statute, common law, equity or otherwise and subsisting anywhere in the world) relevant to the Project, including all rights in Know-how and Technical Data and in all other things relevant:

(a) to the detailed design and construction of the Project (including all process and infrastructure assets);

(b) to the testing, commissioning, operation and maintenance of the Project (including all process and infrastructure assets), at the design rate and operating cost; and

(c) to securing the Project and enabling effective interfacing of the Project with all government and local authorities, employees, communities, customers and all other stakeholders in the Project;

"Internal Approvals" means any internal approvals or authorisations required by a Shareholder in order for the directors appointed by it to approve or reject the Proposed Development Plan at a meeting of directors;

"International Accounting Standards" means the International Financial Reporting Standards promulgated by the International Accounting Standards Board from time to time;

"Key Employees" means the following officers appointed in accordance with the terms of the Agreement to perform the duties prescribed therein:

(i) a chief executive officer for the Company and the Project Company, who shall be the same individual and who shall be nominated by BHPB (the ***CEO***);

(ii) a chief financial officer for the Company and the Project Company, who shall be the same individual and who shall be nominated by BHPB (the ***CFO***);

(iii) a company secretary for the Company and the Project Company, who shall be the same individual (the ***Company Secretary***);

(iv) two representatives for the Project Company and who shall be nominated by GAI (the ***Global Representatives***);

(v) two representatives for the Project Company and who shall be nominated by DUBAL (the ***DUBAL Representatives***); and

(vi) a representative for the Project Company and who shall be nominated by Mubadala (the ***Mubadala Representatives***);

"Know-how" means information, know-how and techniques (whether or not confidential and in whatever form held) relating to the Project including:

(a) formulae, discoveries, design specifications, designs, plans, drawings, data, manuals and instructions;

(b) marketing and promotional information;

(c) strategies, business plans, budgets and forecasts; and

(d) technical or other expertise;

"Law" means any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, rule or subordinate legislation;

"Listed Company" means a company whose equity securities are included on an official list of a securities exchange in any country;

"Management Team" means the Key Employees together with any other individuals appointed to such senior positions within the Group Companies as may from time to time be created, or designated, by the CEO or the board (excluding committees of the board and, in each case, in accordance with the terms of the Agreement) as being members of the management team;

"Manual of Authorities" means a manual setting out the duties, responsibilities and authorities of each of the Key Employees which, in the case of the CEO, shall be consistent with the approval and signing authority limits set out in the Agreement (and as the same may be increased or reduced in accordance with the terms of the Agreement);

"Market Price" has the meaning given in Sub-Regulation 5.4(b);

"Memorandum" means this Memorandum of Association of the Company;

"Mubadala" means Mubadala Development Company PJSC, a company with limited liability incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates with its principal office at P.O. Box 45005, Abu Dhabi, United Arab Emirates;

"Non-Approving Shareholder" has the meaning given in Sub-Regulation 10.15;

"Non-Contributed Capital" has the meaning given in Sub-Regulation 10.17(vii);

"Notice of Acceptance" has the meaning given in Sub-Regulation 5.4(a);

"Offered Shares" has the meaning given in Sub-Regulation 5.2(b);

"Operating Phase" means the period following the Commissioning Date.

"Off-take Agreement" means, in relation to each Shareholder, the agreement in writing between that Shareholder (or its Affiliate), on the one hand, and the Project Company or the Company, on the other hand, in respect of the sale and purchase of alumina production from the Project in substantially the form of the Agreed Form of Shareholder Off-take Agreement;

"Optimisation Work" means any work to be undertaken by, or on behalf of, the Company or the Project Company during the Development Phase with the purpose of increasing the expected internal rate of return to the Shareholders in respect of the Project;

"Option Deadline Date" has the meaning given in Sub-Regulation 10.21(b);

"Option Expiry Date" has the meaning given in Sub-Regulation 5.1(a)(ii);

"Ordinary Resolution" has the meaning given in Sub-Regulation 10.12;

"Ordinary Shares" has the meaning given in Clause 6.2(a);

"Participating Shareholders" has the meaning given in Sub-Regulation 5.2(b);

"Participation Interest" means, in respect of any Shareholder at any time, an amount (expressed as a percentage) equal to:

(a) the aggregate par value of all Preferred Shares held by the Shareholder at such time plus the Initial Deemed Investment attributable to such Shareholder; *divided by*

(b) the aggregate par value of all Preferred Shares in issue at such time plus the Initial Deemed Investment attributable to all Shareholders;

"Parties" means the parties to the Agreement from time to time and shall include any person who has executed a Deed of Accession in accordance with Sub-Regulation 6.11(b)(i);

"Permitted Affiliate Transferee" has the meaning given in Sub-Regulation 6.7;

"Persons Acting in Concert" means persons who, pursuant to an agreement or an understanding (whether formal or informal), actively co-operate through the acquisition by any of them of shares in a Shareholder or a Holding Company of a Shareholder to obtain or consolidate a Controlling Interest in relation to that Shareholder or Holding Company, or agree so to co-operate;

"Potential Purchasers" has the meaning given in Sub-Regulation 5.1(a)(ii);

"Preferred Shares" has the meaning given in Clause 6.2(b);

"Price Certificate" has the meaning given in Sub-Regulation 5.4(b);

"Price Offered" has the meaning given in Sub-Regulation 5.2(a)(ii);

"Project" means the development (including, without limitation, the design and engineering), construction and operation of bauxite mines, the Sangaredi alumina refinery and related infrastructure in the Republic of Guinea, in each case, as contemplated by the Basic Agreement, and includes any Expansion approved and undertaken in accordance with the Agreement;

"Project Agreements" means the Technical Services Agreement, the Aluminpro Services Agreement, each Off-take Agreement and each Existing Off-take Agreement;

"Project Company" means Guinea Alumina Corporation, S.A., a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immeuble Labe, 1iere Etage, Conakry, Guinea;

"Project Information" means any Information,

(a) owned by or otherwise held by a Group Company as at the date of the Agreement or at any time thereafter; and

(b) capable of being licensed by the relevant Group Company for use by the Shareholders and their Affiliates without infringing the rights of any other person (including any Shareholder and their Affiliates);

"Project Intellectual Property Rights" means any Intellectual Property Rights:

(a) owned by, or licensed to, a Group Company as at the date of the Agreement or at any time thereafter; and

(b) capable of being licensed by the relevant Group Company for use by the Shareholders and their Affiliates without infringing the rights of any other person (including any Shareholder and their Affiliates);

"Proposed Development Plan" means a development plan for the Project which the Shareholders shall procure that the CEO and the Management Team submits to the board at the same time as they submit the Feasibility Study to the board;

"Purchase Notice" has the meaning given in Sub-Regulation 5.2(a);

"Purchase Offer" has the meaning given in Sub-Regulation 5.1(a)(ii);

"Purchasing Shareholders" has the meaning given in Sub-Regulation 5.2(a)(i);

"Re-entry Option" has the meaning given in Sub-Regulation 10.21(a);

"Re-entry Payment" has the meaning given in Sub-Regulation 10.21(c);

"register of members" has the meaning given in Sub-Regulation 2.8;

"Registrar" means the Registrar of Corporate Affairs appointed under section 229 of the Act;

"Rejection Notice" has the meaning given in Sub-Regulation 5.4(b);

"Reimbursement Amount" has the meaning given in the Agreement;

"Related Party" means a Shareholder, Affiliate of a Shareholder or any of their Significant Shareholders;

"Related Party Transaction" means any contract or other legally binding transaction, arrangement or understanding between a Group Company, on the one hand, and a Related Party, on the other hand, other than the entry into of a Transaction Document. For greater certainty, the terms of any secondment of any employee by a Group Company from a Shareholder or its Affiliate (other than from BHPB or its Affiliates under the Technical Services Agreement in place as at the date of the Agreement) shall be deemed to be a Related Party Transaction;

"Related Rights" means, in respect of Shares, all rights attached to those Shares;

"Reorganisation" means an internal reorganisation of the Changed Party and/or its Affiliates where the Changed Party's ultimate Holding Company remains unchanged, provided that, if BHPB is the Changed Party, either BHP Billiton Plc or BHP Billiton Limited may be the ultimate Holding Company of BHPB following such reorganization;

"Resolution of Directors" means either:

(a) a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of directors who cast, individually or in aggregate, a majority of the votes that could be cast at that meeting if all directors able to vote on that matter were present and where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b) a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

"Resolution of Shareholders" means either:

(a) a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b) a resolution consented to in writing by a majority of in excess of 50% of the votes of Shares entitled to vote thereon;

"Response Period" has the meaning given in Sub-Regulation 5.4(a);

"Seal" means any seal which has been duly adopted as the common seal of the Company;

"Securities" means Shares and debt obligations of every kind of the Company, including without limitation options, warrants and rights to acquire Shares or debt obligations;

"Security Interest" means an interest or power:

(a) reserved in or over any interest in any asset including, without limitation, any retention of title; or

(b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power by way of security for the payment of debt or any other monetary obligation or the enforcement of any other obligation and whether or not existing or agreed to be granted or created;

"Selling Shareholder" has the meaning given in Sub-Regulation 6.9;

"Share" means any of the Ordinary Shares (including Fractional Interests therein) or Preferred Shares (including fractional interests therein) issued or to be issued by the Company;

"Shareholder" means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

"Shareholding Percentage" means, in relation to a Shareholder, the percentage of the total number of all the issued Fractional Interests (including the Fractional Interests held by that Shareholder) that are held by that Shareholder from time to time;

"Share Subscription Agreement" means the share subscription agreement dated [#] April 2007 between Global, GAI, the Company, BHPB, DUBAL and Mubadala pursuant to which each of BHPB, DUBAL and Mubadala have agreed to subscribe for Fractional Interests upon and, subject to, the terms and conditions set out in such agreement;

"Significant Shareholder" means, in relation to a company, a person who has the power, whether held directly or indirectly and by whatever means (and whether or not enforceable at law or in equity):

(a) to exercise or control the right to vote attached to 20 percent or more of the issued shares in that company (whether alone or pursuant to an agreement with other shareholders or members);

(b) to dispose of or exercise a right of disposal in respect of 20 percent or more of the issued voting shares in that company; or

(c) to appoint 20 percent or more of the number of directors to the board of that company;

"Special Resolution" has the meaning given to it in Sub-Regulation 10.13;

"surplus" in relation to a company, means the excess, if any, at the time of the determination, of the total assets of the company over the sum of its total liabilities, as shown in the books of account, plus its capital;

"Subsidiary" means, in relation to any company (the ***First Company***), a company in which the First Company has a Controlling Interest. For the avoidance of doubt, any company which is a Subsidiary of the First Company shall also be a Subsidiary of any further company of which the First Company is a Subsidiary;

"Super Resolution" means a resolution approved at a meeting of the board by all the [redacted]irectors then appointed provided that a resolution shall [redacted] be deemed to have been validly passed as a Super Resolution if the [redacted]irector(s) representing a single Shareholder do(es) not approve such resolution but the [redacted]irectors representing all the other Shareholders do approve such resolution.

"Technical Data" means all research materials, technical reports, test results, analyses, computer programs, computer data bases, computer and software routines, network and topology diagrams and information, working papers, drawings, specifications, formulae, manufacturing processes, operating policies and procedures and other technical and scientific data and information of whatever kind relating to the Project;

"Technical Services Agreement" means any agreement for the provision to a Group Company of technical services and/or support by a Technical Services Provider and, as at the date of the Agreement, means the technical services and support agreement dated on or about the date of the Agreement pursuant to which [#] BHPB Billiton International Services Limited has been appointed as the Technical Services Provider;

"Technical Services Provider" means a provider of technical services and support to a Group Company under a Technical Services Agreement and any successors or permitted assigns of any such technical services provider, and, as at the date of the Agreement, means BHPB Billiton International

Services Limited [#];

"**Transaction Documents**" has the meaning given in the Share Subscription Agreement;

"**Treasury Share**" means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;

"**Unanimous Resolution**" has the meaning given to it in Sub-Regulation 10.14; and

"**written**" or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and "**in writing**" shall be construed accordingly.

1.2 In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a) a "**Regulation**" is a reference to a regulation of the Articles;

(b) a "**Sub-Regulation**" is a reference to a sub-regulation of a Regulation;

(c) a "**Clause**" is a reference to a clause of the Memorandum;

(d) "**Dollars**" or "**$**" is a reference to the currency of the United States of America;

(e) voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(f) the Act, the Memorandum or the Articles, or any other agreement or document, is a reference to the Act, the Memorandum or the Articles, or those agreements or documents as amended, varied, supplemented, novated or replaced or, in the case of the Act any re-enactment thereof, except to the extent prohibited by the Act or those agreements or documents; and

(g) the singular includes the plural and vice versa.

1.3 If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

1.4 Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.5 Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2 NAME

The name of the Company is **GUINEA ALUMINA CORPORATION, LTD.**

3 STATUS

The Company is a company limited by shares.

4 REGISTERED OFFICE AND REGISTERED AGENT

4.1 The registered office of the Company is at OVERSEAS MANAGEMENT COMPANY TRUST (B.V.I.) LTD., P.O. Box 3152, Road Town, Tortola, British Virgin Islands, the office of the registered agent.

4.2 The registered agent of the Company is OVERSEAS MANAGEMENT COMPANY TRUST (B.V.I.) LTD. of P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

4.3 The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4 Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5 CAPACITY AND POWERS

5.1 Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

5.2 The Shareholders and the Company acknowledge and agree that, unless and to the extent authorised by a Unanimous Resolution, the business of the Company shall be confined to the conduct of the Business.

6 NUMBER AND CLASSES OF SHARES

6.1 Shares in the Company shall be issued in the currency of the United States of America and the Company shall have no authorised share capital.

6.2 The Company is authorised to issue an unlimited number of Shares which may be ordinary shares or preferred shares provided that there shall at any time be:

(a) a maximum number of 25,000 ordinary shares of US$1.00 par value each (the "**Ordinary Shares**"); and

(b) a maximum number of 1,000,000,000 ~~of~~ preferred shares of no par value (the "**Preferred Shares**").

6.3 The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4 Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7 RIGHTS OF SHARES

7.1 Each Ordinary Share in the Company confers upon the Shareholder:

(a) subject to Clause 6.3, the right to one vote at a meeting of the Shareholders or on any resolution of the Shareholders;

(b) the right (subject to Sub-Regulation 18.1 (*DISTRIBUTIONS BY WAY OF DIVIDEND*)) to an equal share in any dividend paid by the Company subject to a prior right to any dividend by the Preferred Shares; and

(c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation subject to a prior right to any distribution by the Preferred Shares.

7.2 Each Preferred Share in the Company confers upon the Shareholder:

(a) the right (subject to Sub-Regulation 18.1 (*DISTRIBUTIONS BY WAY OF DIVIDEND*)) to a dividend equal to 5% of the amount paid in respect of such Preferred Shares by a given Shareholder in priority to any dividend paid to holders of other classes of Share paid by the Company which shall not be cumulative; and

(b) the right to a share in the distribution of the surplus assets of the Company on its liquidation in priority to any such distribution right attaching to other classes of Share, up to the amount paid in respect of such Preferred Shares by a given Shareholder.

7.3 The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3.

8 VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued Shares in that class.

9 RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking *pari passu* therewith.

10 REGISTERED SHARES

10.1 The Company shall issue registered Shares only.

10.2 The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

11 TRANSFER OF SHARES

11.1 The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2 The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12 AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1 Subject to Clause 8 and Sub-Regulation 10.14(f) (*Unanimous Resolutions*), the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a) to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b) to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c) in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d) to Clauses 7, 8, 9 or this Clause 12.

12.2 Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

[NAME AND ADDRESS OF REGISTERED AGENT]

[NAME OF AUTHORISED SIGNATORY]

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

GUINEA ALUMINA CORPORATION, LTD.

A COMPANY LIMITED BY SHARES

1. REGISTERED SHARES

1.1 Every Shareholder is entitled to a certificate signed by a director or officer of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2 Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3 If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

2. SHARES

2.1 (a) No Share may be issued until the consideration in respect of the Share is fully paid, and when issued the Share is for all purposes fully paid and non-assessable and a Share issued for a promissory note or other written obligation for payment of a debt shall not be subject to forfeiture.

(b) Unless otherwise approved by Unanimous Resolution:

(i) all amounts advanced by the Shareholders to the Company after the Effective Date shall be by way of subscription for Preferred Shares; and

(ii) no additional Ordinary Shares or Fractional Interests shall be issued or allotted by the Company after the Effective Date.

2.2 Shares may be issued for such amount as may be determined from time to time by a Resolution of Directors, except that in the case of Shares with par value, the amount shall not be less than the par value; and, in the absence of fraud, the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive, unless a question of law is involved.

2.3 A Share issued upon conversion of, or in exchange for, another Share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

2.4 (a) Upon the issue by the Company of a Share with par value, the consideration in respect of the Share constitutes capital to the extent of the par value and the excess constitutes surplus.

(b) Upon the issue by the Company of a Share without par value, the consideration in respect of the Share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the Share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

(c) Upon the disposition by a Company of a Treasury Share, the consideration in respect of the Share is added to surplus.

2.5 Section 46 of the Act (*Pre-emptive rights*) does not apply to the Company.

2.6 Subject to Sub-Regulation 2.7, a Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.7 No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a) the amount to be credited for the issue of the Shares;

(b) the determination of the directors of the reasonable present cash value of the non-money consideration for the issue; and

(c) that, in the opinion of the directors, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.8 The Company shall keep a register (the "**register of members**") containing:

(a) the names and addresses of the Eligible Persons who hold Shares;

(b) the number of each class and series of Shares held by each Shareholder;

(c) the date on which the name of each Shareholder was entered in the register of members; and

(d) the date on which any Eligible Person ceased to be a Shareholder.

2.9 The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.10 A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3. REDEMPTION OF SHARES AND TREASURY SHARES

3.1 (a) The Company may purchase, redeem or otherwise acquire and hold its own Shares but only out of surplus or in exchange for newly issued Shares of equal value.

(b) Subject to the provisions of this Regulation 3, Preferred Shares shall be redeemed at the instance of the Company or the holder of the Preferred Share, for the price paid for the Preferred Share plus any outstanding dividend owing in respect of the Preferred Share.

3.2 Subject to provisions to the contrary in

(a) the Memorandum or these Articles;

(b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the Shares were issued; or

(c) any subscription agreement for the issue of the Shares,

the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

3.3 No purchase, redemption or other acquisition of Shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

3.4 A determination by the directors under the preceding Sub-Regulation is not required where Shares are purchased, redeemed or otherwise acquired,

(a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b) by virtue of a transfer of capital pursuant to paragraph 27(1)(b) of Schedule 2, Part IV of the Act;

(c) by virtue of the provisions of Section 179 of the Act; or

(d) pursuant to an order of the Court.

3.5 Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as Treasury Shares unless the Shares are purchased, redeemed or otherwise acquired by virtue of a reduction in capital, in which case they shall be cancelled but they shall be available for reissue; and upon the cancellation of a Share, the amount included as capital of the Company with respect to that Share shall be deducted from the capital of the Company.

3.6 Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50% of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

3.7 The Company may purchase, redeem or otherwise acquire its Shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

(a) the Memorandum or these Articles; or

(b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

4. MORTGAGES AND CHARGES OF SHARES

4.1 Shareholders may mortgage or charge their Shares.

4.2 There shall be entered in the register of members at the written request of the Shareholder:

(a) a statement that the Shares held by him are mortgaged or charged;

(b) the name of the mortgagee or chargee; and

(c) the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3 Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a) with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b) upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4 Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a) no transfer of any Share the subject of those particulars shall be effected;

(b) the Company may not purchase, redeem or otherwise acquire any such Share; and

(c) no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5. CHANGE OF CONTROL

5.1 **Acquisition of controlling interest**

(a) If a Controlling Interest is acquired in any Shareholder or any Holding Company of a Shareholder (subject to sub-paragraph (b) below, other than a Listed Company) (the Shareholder in either case being a ***Changed Party***) at any time after the Effective Date

by any person, whether alone or with Persons Acting in Concert with that person, other than as a result of a Reorganisation, then:

(i) the Changed Party must, within five (5) days of the date of completion of such acquisition, notify each other Shareholder of the completion of such acquisition (the ***Changed Party Notice***); and

(ii) at any time prior to the date that is forty five (45) days after the Announcement Date (***Option Expiry Date***) any one or more Shareholders other than the Changed Party (***Potential Purchasers***) shall be entitled but not obliged to make an offer to purchase all (but not some) of the Fractional Interests, Preferred Shares and Related Rights held by the Changed Party (***Purchase Offer***).

(b) Global shall cease to be a Listed Company for the purposes of Sub-Regulation 5.1(a) above, in the event that it or any of its Affiliates (other than a Group Company) engages in any business, other than any business conducted as at the date of the Agreement:

(i) not located and operating solely in the Republic of Guinea; and

(ii) not confined to the natural resources, infrastructure or related service industries.

5.2 **Purchase notice**

(a) A Purchase Offer shall take the form of a notice in writing to the Changed Party (the ***Purchase Notice***), contemporaneously delivered to the Company and each other Shareholder:

(i) specifying the Shareholder or Shareholders who are making the offer (***Purchasing Shareholders***); and

(ii) specifying the price offered by such Shareholder or Shareholders for the Fractional Interests, Preferred Shares and Related Rights held by the Changed Party (***Price Offered***).

(b) A Purchase Offer shall constitute an offer to the Changed Party from the Purchasing Shareholders, and any Shareholders who subsequently elect to participate in that Purchase Offer under Sub-Regulation 5.3(a) (together the ***Participating Shareholders***), to purchase all (but not some) of the Fractional Interests, Preferred Shares and Related Rights held by the Changed Party as at the date of the Purchase Notice (together, the ***Offered Shares***) at the Price Offered, which offer may be accepted by the Changed Party at any time before the following date (***Acceptance Date***):

(i) if the Purchasing Shareholders are all of the Potential Purchasers, the date that is thirty (30) days from the date of the Purchase Notice; or

(ii) if the Purchasing Shareholders were not all of the Potential Purchasers, but all other Potential Purchasers subsequently elected to participate in the Purchase Offer by notice under Sub-Regulation 5.3(a), the date that is thirty (30) days from the date on which the last Potential Purchaser elected to participate in the Purchase Offer; or

(iii) if the Purchasing Shareholders were not all of the Potential Purchasers, and any one or more Potential Purchaser has not elected to participate in the Purchase Offer by the date that is sixty (60) days after the Announcement Date (***Final Offer Date***), the date that is ninety (90) days after the Announcement Date.

(c) A Purchase Offer made, or deemed under Sub-Regulation 5.3(b) to have been made, by more than one Shareholder shall constitute an offer by each Participating Shareholder to purchase the percentage of the Offered Shares equal to the percentage that that Participating Shareholder's Shareholding Percentage bears to the aggregate Shareholding Percentage of all Participating Shareholders, or such other percentage agreed by the Participating Shareholders and notified to the Changed Party in writing at least 14 days before completion of the sale and purchase of the Offered Shares.

(d) Subject to Sub-Regulation 5.3, a Shareholder may not make more than one Purchase Offer in relation to any given acquisition of a Controlling Interest in a Shareholder or Holding Company of a Shareholder.

(e) A Purchase Offer shall not be revocable or withdrawn other than as provided in paragraph (f) of this Sub-Regulation or Sub-Regulation 5.6.

(f) If, by the Option Expiry Date, more than one Purchase Notice has been given, all Purchase Offers other than that constituted by the Purchase Notice containing the highest Price Offered (***Highest Offer Notice***) shall be deemed to be withdrawn and to have lapsed such that, after the Option Expiry Date, the Purchase Offer constituted by the Highest Offer Notice shall be the only Purchase Offer (***Final Purchase Offer***). If only one Purchase Notice is given before the Option Expiry Date, that Purchase Notice shall constitute the Highest Offer Notice and the offer contained therein shall constitute the Final Purchase Offer.

5.3 **Election to participate**

(a) Any Potential Purchaser not named in the Highest Offer Notice as a Shareholder making the offer contained therein may, at any time before the Final Offer Date, elect by notice in writing to the Company and all other Shareholders to participate in the Final Purchase Offer.

(b) If a Shareholder elects to participate in the Final Purchase Offer under paragraph (a) of this Sub-Regulation, the Highest Offer Notice shall be deemed to be amended to include that Shareholder as one of the Shareholders making the offer contained therein.

5.4 **Acceptance or Rejection of Offer**

(a) The Changed Party may accept the Final Purchase Offer by giving a written notice (a ***Notice of Acceptance***) to the Participating Shareholders at any time before, the applicable Acceptance Date (***Response Period***). A copy of the Notice of Acceptance shall contemporaneously be delivered to the Company.

(b) The Changed Party may, at any time during the Response Period, notify the Participating Shareholders in writing that it does not accept the price specified in the Highest Offer Notice (***Rejection Notice***), in which case determination of the price for the Offered Shares and the Changed Party's Off-take Rights shall be referred to an Independent Expert appointed pursuant to the Agreement. A copy of the Rejection Notice shall contemporaneously be delivered to the Company. The Independent Expert shall

determine the fair market value of the Offered Shares at the date of the Purchase Notice (***Market Price***). The cost of obtaining the Independent Expert's certificate (the ***Price Certificate***) shall be borne by the Changed Party and the Participating Shareholders equally. The Price Certificate shall be issued by the Independent Expert to the Changed Party and the Participating Shareholders.

(c) If the Changed Party does not give a Notice of Acceptance or a Rejection Notice before the end of the Response Period it shall be deemed to have accepted the Final Purchase Offer on the Acceptance Date.

5.5 **Right to withdraw offer**

Any Participating Shareholder who is not satisfied with the Market Price determined by the Independent Expert may, at its sole discretion and by notice in writing to the Company and the other Participating Shareholders no later than fourteen (14) days after the date of receipt by it of the Price Certificate, withdraw its offer to purchase Offered Shares, in which case from the date of the notice:

(a) the Highest Offer Notice shall be deemed to be amended so that the withdrawing Shareholder is no longer specified as one of the Shareholders making the Purchase Offer contained therein; and

(b) the withdrawing Shareholder shall be deemed to no longer be a Participating Shareholder, including for the purpose of Sub-Regulation 5.6.

5.6 **Obligation to sell and purchase**

(a) Subject only to any necessary approvals of the shareholders of the Participating Shareholders in general meeting and any other required Authorisations, the Changed Party shall become bound to sell and the Participating Shareholders shall become bound to purchase the Offered Shares at:

(i) the Price Offered in the Highest Offer Notice, if the Changed Party gives a Notice of Acceptance under Sub-Regulation 5.4(a) or is deemed to have accepted the Purchase Offer under Sub-Regulation 5.4(c); or

(ii) the Market Price, if the Changed Party gives a Rejection Notice under Sub-Regulation 5.4(b).

(b) In such event, completion of the sale, purchase and transfer of the Offered Shares shall take place within sixty (60) days after the later of:

(i) the giving of a Notice of Acceptance (if the Changed Party gives a Notice of Acceptance under Sub-Regulation 5.4(a)), or the Acceptance Date (if the Changed Party is deemed to have accepted the Purchase Offer under Sub-Regulation 5.4(c)), or fourteen (14) days after the date of issue of the Price Certificate (if the Changed Party gives a Rejection Notice under Sub-Regulation 5.4(a)); and

(ii) the obtaining of all necessary Authorisations for the sale and purchase of the Offered Shares,

provided that if any such Authorisation has not been obtained within one-hundred and eighty (180) days after the applicable event specified in paragraph (i) the right of the

Participating Shareholders to acquire the Offered Shares under this Regulation 5shall lapse.

6. TRANSFER OF SHARES

6.1 (a) Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

(b) (i) Without prejudice to the other terms of the Agreement, if and whenever the Shareholding Percentages of all Shareholders are not equal to their respective Participation Interests, the Shareholders shall procure the prompt transfer (for nominal consideration only) of Fractional Interests as between such Shareholders such that, following the completion of such transfers, the Shareholding Percentage of each Shareholder is (as nearly as may be achievable) equal to such Shareholder's Participation Interest.

(ii) Prior to the completion of any transfers contemplated by Sub-Regulation 6.1(b)(i) above, the rights and obligations of the Shareholders under the Agreement shall be determined in all respects as if such transfers had been completed.

6.2 The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3 If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a) to accept such evidence of the transfer of Shares as they consider appropriate; and

(b) that the transferee's name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4 Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

6.5 Restriction On Disposals

(a) Unless the Shareholders otherwise agree in writing and subject to Sub-Regulation 6.12, a Shareholder may not (nor may it attempt or agree to) Dispose of all or any of its Fractional Interests, Preferred Shares or Related Rights or any rights to or interest in all or any of its Fractional Interests, Preferred Shares or any Related Rights except by a transfer of the entire legal and beneficial interest in those Fractional Interests, Preferred Shares and Related Rights, together, to a transferee permitted by the Agreement.

(b) Except in the case of a transfer under Sub-Regulation 6.7, if a Shareholder transfers, or is obliged to transfer, any Fractional Interests held by it under the Agreement it must contemporaneously transfer a corresponding proportion of the Preferred Shares held by it and all Related Rights in respect of those Fractional Interests and Preferred Shares to the same transferee to whom it transfers, or is obliged to transfer, those Fractional Interests.

6.6 Transfer To Shareholders

A Shareholder may transfer the entire legal and beneficial interest in all or some of its Fractional Interests to another Shareholder, provided that the transfer is made together with a corresponding proportion of the Preferred Shares and the Related Rights held by it in respect of those Shares, to one or more other Shareholders:

(a) where required by the provisions of Sub-Regulations 5.6, 6.9, 6.10 and 10.21 and as otherwise required under the Agreement; or

(b) subject to compliance with Sub-Regulation 6.10 (other than in relation to a transfer between DUBAL and Mubadala or their respective Affiliates), by agreement with that Shareholder.

6.7 **Transfer To Affiliate**

A Shareholder (an ***Initial Shareholder***) may transfer the entire legal and beneficial interest in all (but not some) of its Fractional Interests, Preferred Shares and Related Rights to an Affiliate of such Initial Shareholder or, in the case of DUBAL and Mubadala only, to an entity all of the voting and equity capital of which is wholly-owned by DUBAL and/or Mubadala and/or their respective Affiliates (any such transferee, a ***Permitted Affiliate Transferee***), on the following conditions:

(a) The Initial Shareholder shall be jointly and severally liable with the Permitted Affiliate Transferee for all obligations imposed by the Agreement on the holder of such transferred Shares.

(b) If the Permitted Affiliate Transferee ceases to qualify as a Permitted Affiliate Transferee, the Initial Shareholder shall promptly notify the Company in writing and the Initial Shareholder shall procure that the Permitted Affiliate Transferee promptly transfers to the Initial Shareholder or to another Permitted Affiliate Transferee of the Initial Shareholder, all its Fractional Interests, Preferred Shares and Related Rights, as the case may be.

6.8 **Transfer To Third Party**

Subject to Sub-Regulation 6.10, a Shareholder shall be entitled to transfer the entire legal and beneficial interest in all (but not some) of its Fractional Interests, provided that the transfer is made together with all (but not some) of its Preferred Shares and the Related Rights (whether held by it or a Permitted Affiliate Transferee), to a person who is not an Affiliate of that Shareholder and is not a Shareholder (***Third Party***).

6.9 **Offer To Sell**

If at any time the Shareholding Percentage of any Shareholder (***Selling Shareholder*** falls below five per cent. (5%), that Shareholder will be taken to have served an Offer Notice on each other Shareholder offering to sell all (but not some) of the Fractional Interests then held by the Selling Shareholder together with all of its Preferred Shares and the Related Rights (whether held by it or a Permitted Affiliate Transferee) on the terms set out in Sub-Regulation 6.10 save as follows:

(a) Sub-Regulation 6.10(a) and (b) shall not apply.

(b) The first sentence of Sub-Regulation 6.10(c) shall not apply and the Offer Notice shall constitute an offer to sell the Fractional Interests, Preferred Shares and Related Rights at their fair market value as determined by agreement in writing of all Shareholders or, if the Shareholders are unable to agree on the fair market value within 30 days of the date of the Offer Notice, determined by an Independent Expert appointed under the terms of the Agreement (in which case the cost of obtaining the Independent Expert's certificate shall be

borne by the Shareholders equally, and such certificate shall be issued by the Independent Expert to all Shareholders).

(c) Sub-Regulation 6.10(d) shall not apply and the ***Offer Period*** shall be the period commencing on the date of the Offer Notice and ending on the date that is 30 days from the date on which the fair market value is agreed or determined under paragraph (b) of this Sub-Regulation 6.9.

(d) Sub-Regulation 6.10(f) shall not apply and if the non-Selling Shareholders all decline (or are deemed to have declined) the Offer, or no Shareholder accepts the Offer within the Offer Period, the Selling Shareholder shall not be obliged to sell any Fractional Interests, Preferred Shares and Related Rights or make any further Offer under this Sub-Regulation 6.9 until such further time (if any) that its Shareholding Percentage next falls below five percent per cent. (5%) having in the interim period increased to five percent per cent. (5%) or more.

6.10 **Pre-Emptive Rights**

Notwithstanding any other provision of the Agreement or these Articles, other than Sub-Regulation 6.12, a Shareholder (***Seller***) may not transfer Fractional Interests, Preferred Shares or Related Rights to another Shareholder (other than in relation to a transfer between DUBAL and Mubadala or their respective Affiliates) under Sub-Regulation 6.6(b) or to a Third Party under Sub-Regulation 6.8 unless it transfers any such Fractional Interests with (and only with) the corresponding proportion of the Preferred Shares and Related Rights held by it, or vice versa, (the ***Sale Shares***) and until the rights of pre-emption set out below have been exhausted.

(a) Before the Seller transfers the Sale Shares it must give a notice in writing (***Offer Notice***) to the Company and the other Shareholders that it has received a bona fide offer from another Shareholder or a Third Party (***Offeror's Offer***) which complies with Sub-Regulation 6.10(b) and which it wishes to accept. The Offer Notice shall specify the name and address of the offeror (the ***Offeror***) and attach a copy of the Offeror's Offer.

(b) The Offeror's Offer must be in writing:

(i) for a bona fide cash consideration or for some other consideration readily convertible to cash, in dollars, and not for any other consideration; and

(ii) expressly subject to the condition precedent that all necessary Authorisations are obtained.

(c) The Offer Notice shall constitute an offer by the Seller to the other Shareholders for the sale of all of the Sale Shares at a price and on the terms of the Offeror's Offer, which offer may be accepted only during the Offer Period (the ***Offer***). The Offer shall be irrevocable, and may only be accepted by giving a written notice of acceptance to the Seller (***Acceptance Notice***).

(d) The ***Offer Period*** is the period commencing on the date of the Offer Notice and ending on the date specified in the Offer Notice, which date must be not less than 30 days from the date of the Offer Notice.

(e) If an Acceptance Notice is given within the Offer Period by a Shareholder (***Accepting Shareholder***), the following provisions shall apply:

(i) If only one Acceptance Notice is given in the Offer Period, the Seller shall be bound, on the terms of the Offeror's Offer, to transfer all of the Sale Shares to the Accepting Shareholder.

(ii) If more than one Acceptance Notice is given in the Offer Period:

(A) the Seller shall be bound to transfer the Sale Shares to each Accepting Shareholder in the proportion that that Accepting Shareholder's Participation Interest bears to the aggregate Participation Interest of all Accepting Shareholders, or in such other proportion as may be agreed by the Accepting Shareholders and notified to the Seller within fourteen (14) days of the end of the Offer Period, provided that the obligation to transfer is conditional on receipt of the corresponding portion of the purchase price under the Offeror's Offer from that Accepting Shareholder; and

(B) if one or more Accepting Shareholder defaults, on the date of completion under paragraph (iii), in paying its portion of the purchase price under the Offeror's Offer (***Completion Shortfall***), the other Accepting Shareholders shall each be bound to contribute within 30 days after that completion date the proportion of the Completion Shortfall that its Participation Interest bears to the aggregate Participation Interests of all other non-defaulting Accepting Shareholders, and shall be entitled to receive the same proportion of the Sale Shares that would otherwise have been acquired by the defaulting Accepting Shareholder had it not defaulted.

(iii) Completion of the sale and purchase of the Sale Shares shall take place within whichever is later of 60 days of the end of the Offer Period and the obtaining of all necessary Authorisations for the sale and purchase of the Sale Shares, provided that if any necessary Authorisation has not been obtained within 180 days after the end of the Offer Period all Acceptance Notices and the right of each Shareholder to purchase the Sale Shares from the Seller under this Sub-Regulation 6.10 shall be deemed to have lapsed and each Accepting Shareholders shall be deemed to have declined the Offer.

(f) Subject to Sub-Regulation 6.10(g) below, if the Shareholders all decline (or are deemed by Sub-Regulation 6.10(e)(iii) to have declined) the Offer, or no Shareholder accepts the Offer within the Offer Period, the Seller may at any time within sixty (60) days thereafter (***Sale Period***) transfer the Sale Shares to any person in a bona fide sale on the terms of the Offeror's Offer. Subject to Sub-Regulation 6.10(g), if the Seller has not transferred the Sale Shares before the end of the Sale Period, the Seller may only transfer the Sale Shares to a Shareholder under Sub-Regulation 6.6(b) or to a Third Party by giving a new Offer Notice and following the procedure set out in Sub-Regulation 6.10 again.

(g) If the Seller has entered into a legally binding agreement to transfer the Sale Shares prior to the expiry of the Sale Period referred to in sub-Regulation 6.10(f) above but such transfer has not been registered due to a failure to meet the requirements of Sub-Regulation 6.11(c), the Sale Period will be extended to the date falling one-hundred and eighty (180) days after the end of the Offer Period

6.11 **Conditions To Transfer**

In addition to the conditions set out in Sub-Regulations 6.7, 6.9, 6.10, 6.12 and 10.15 to 10.19, any transfer of Fractional Interests, Preferred Shares and the Related Rights permitted by the Agreement shall be on the condition that:

(a) If the transferee is not an existing Shareholder, the transferor has given notice of the identity of the transferee to each of the non-transferring Shareholders and no non-transferring Shareholder (acting reasonably) has objected in writing to the transfer to the transferee on the grounds of the

transferee's financial means to perform the obligations of the transferor under the Agreement within fourteen (14) days of receipt of such notice;

(b) If the transferee is not an existing Shareholder, prior to the registration of the transfer:

(i) the transferee shall execute a Deed of Accession with the remaining Parties (which are bound to execute that deed if the transferor and the transferee have complied with this Sub-Regulation 6.11 and the Articles) confirming that it shall be bound by the Agreement as a Shareholder in respect of the Fractional Interests, Preferred Shares and Related Rights transferred including the corresponding portion of the obligation to reimburse the Project Company in respect of any Reimbursement Amount pursuant to the Agreement;

(ii) the Parties have made whatever changes (if any) to the Agreement and the Articles may be necessary to give effect to the introduction of the new Shareholder; and

(iii) the Project Company, the transferee (or its relevant Affiliate) and the transferor (or its relevant Affiliate) shall enter into an agreement to novate the Off-take Agreement to which the transferor (or its Affiliate) is a party with the Project Company from the transferor (or its Affiliate) to the transferee (or its Affiliate).

(c) Prior to the registration of the transfer, the transferee has obtained all necessary Authorisations for its acquisition of its Fractional Interests, Preferred Shares and Related Rights either unconditionally or subject only to conditions which do not materially adversely affect the Company or its activities or the shareholding in the Company of any non-transferring Shareholder and in particular, but without limitation, which do not require any non-transferring Shareholder to divest the whole or any part of, or to restructure, its shareholding in the Company.

(d) The transferee undertakes to pay to each non-transferring Shareholder, the Company and the Project Company all amounts which the transferor is obliged to pay to that non-transferring Shareholder, the Company and the Project Company under the terms of the Agreement and any Project Agreement which have not previously been paid by or on behalf of the transferor when they fall due under the Agreement or such Project Agreement, as the case may be.

6.13 **Ineffective Transfer**

The Company shall not register or recognise any transfer of Shares made in breach of the Agreement unless the breach has been waived in writing by all non-transferring Shareholders.

7. MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1 Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2 Upon the written request of Shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3 The director convening a meeting shall give not less than 7 days' notice of a meeting of Shareholders to:

(a) those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b) the other directors.

7.4 The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5 A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6 The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7 A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8 The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9 The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

> GUINEA ALUMINA CORPORATION, LTD.~~[COMPANY NAME]~~
>
> I/We being a Shareholder of the above Company HEREBY APPOINT .... of .... or failing him .... of .... to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the ...... day of ...., 20...... and at any adjournment thereof.
>
> (Any restrictions on voting to be inserted here.)
>
> Signed this ...... day of ...., 20......
>
> ....
> Shareholder

7.10 The following applies where Shares are jointly owned:

(a) if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11 A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12 A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13 If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14 At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at

the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15 The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16 At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17 Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18 Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19 The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.20 Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21 An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

Related Party Transactions

7.22 In relation to any Related Party Transaction:

(a) the directors appointed by the Shareholder which:

(i) is the Related Party concerned;

(ii) is an Affiliate of the Related Party concerned; or

(iii) whose Significant Shareholder or whose Affiliate's Significant Shareholder is the Related Party concerned,

(a ***Related Party Shareholder***) shall have no right to vote, and shall not vote, in relation to such matter at any meeting of directors of the applicable Group Company; and

(b) if the Related Party Transaction requires a vote of the Shareholders in relation to such matter (whether under the Agreement, the Articles or applicable Law), the Related Party Shareholder shall have no right to vote , and shall not vote, in relation to such matter.

8. DIRECTORS

8.1 (a) Each Shareholder shall nominate the individual(s) it wishes to have appointed as directors in accordance with its entitlement pursuant to Sub-Regulation 8.1(c) below, by notice in writing to the Company from an authorised signatory of that Shareholder. Each Shareholder entitled to nominate a director shall ensure that at all times it has nominated at least one director and that director has been appointed to the board.

(b) (i) The first directors shall be appointed by the registered agent, thereafter, the directors shall be elected by a Special Resolution.

(ii) Each Shareholder shall endeavour to provide the other Shareholders with reasonable advance notice of the identity of any person whom it proposes to appoint as a director

(c) If the Shareholding Percentage of any Shareholder varies from those existing as at the Effective Date, that Shareholder shall be entitled to nominate the number of directors equal to 0.09 multiplied by its Shareholding Percentage, rounded to the nearest whole number (for the avoidance of doubt, 0.5 shall be rounded down). For the avoidance of doubt, any Shareholder with a Shareholding Percentage of less than 5.5556% shall not be entitled to nominate any directors. If, as a result of the operation of this Sub-Regulation 8.1(c), any Shareholder has nominated and procured the appointment of such number of directors in excess of its then current entitlement, it shall cause such excess directors to resign or be removed immediately.

8.2 No person shall be appointed as a director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director or to be nominated as a reserve director.

8.3 The minimum number of directors of the Company shall be one and the maximum number shall be nine.

8.4 Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no

term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5 A Shareholder shall be entitled to remove a director that it nominated for appointment and no Shareholder shall take any action to remove a director that it did not nominate for appointment unless requested to do so by the Shareholder who nominated that director for appointment. The removal is effective as soon as a notice of removal in respect of that director is received by the Company from the Shareholder who nominated that director for appointment;.

8.6 A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7 The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and such appointment shall be made in accordance with the requirements of Sub-Regulation 8.1. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8 A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9 Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.10 The nomination of a person as a reserve director of the Company ceases to have effect if:

(a) before the death of the sole Shareholder/director who nominated him,

(i) he resigns as reserve director, or

(ii) the sole Shareholder/director revokes the nomination in writing; or

(b) the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.11 The Company shall keep a register of directors containing:

(a) the names and addresses of the persons who are directors of the Company or who have been nominated as reserve directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director, or nominated as a reserve director, of the Company;

(c) the date on which each person named as a director ceased to be a director of the Company;

(d) the date on which the nomination of any person nominated as a reserve director ceased to have effect; and

(e) such other information as may be prescribed by the Act.

8.12 The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.13 The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.14 A director is not required to hold a Share as a qualification to office.

9. POWERS OF DIRECTORS

9.1 The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2 Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3 Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.4 The continuing directors may act notwithstanding any vacancy in their body.

9.5 Subject to Sub-Regulation 10.13 (*SPECIAL RESOLUTIONS*), the directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.6 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.7 For the purposes of Section 175 (*DISPOSITION OF ASSETS*) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10. PROCEEDINGS OF DIRECTORS

10.1 (a) Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

(b) A meeting of directors shall be held not less than once every three (3) months, or with such other frequency as may be agreed from time to time by the Shareholders.

10.2 (a) Subject to Sub-Regulation 10.1(b) and Sub-Regulation 10.2(b) the directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

(b) Unless otherwise approved by the board by Unanimous Resolution, all meetings of directors shall be held in such places that do not jeopardise the tax residency or domicile of any Group Company and will not require any Group Company to pay any taxes in any jurisdiction other than the Republic of Guinea or the British Virgin Islands.

10.3 A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4 A director shall be given not less than 14 days' notice of meetings of directors, but a meeting of directors held without 14 days' notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5 Subject to applicable Law, a director may by a written and signed instrument (a copy of which shall be given to the Company and the registered agent of the Company at the time of or subsequent to the appointment) appoint an alternate who need not already be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to exercise all of the rights of his or her appointing director (including the right to receive notice of a meeting of directors and to attend and vote at a meeting of directors in the appointing director's absence) until the appointment lapses or is terminated.

10.6 (a) Subject to the Articles and Sub-Regulation 10.~~16~~17(ii) and the Agreement, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate at least one director nominated by each Shareholder entitled to appoint one or more directors under Sub-Regulation 8.1.

(b) If a quorum is not present within two (2) hours of the scheduled time for a meeting of directors, the meeting shall be adjourned to the same day of the second following week at the same time and the same place, or as may otherwise be agreed by all of the directors, provided that it takes place not later than 21 days after the initially scheduled meeting. Each director shall be notified of the agreed time, date and place of the adjourned meeting as soon as practicable. Unless otherwise approved by all of the directors, if a quorum is not present within two (2) hours of the rescheduled time for the meeting, the directors then present shall constitute a quorum.

10.7 If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.8 (a) At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of

the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

(b) The Chairman of the board shall not have a casting vote on any matter.

10.9 An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

10.10 Each director may vote on any action or resolution proposed at any meeting of directors unless the director is prohibited from voting on that matter by Sub-Regulations 7.22 and 10.~~16~~17(ii) and f the Agreement.

10.11 Subject to Sub-Regulations 7.22 and 10.~~16~~17(ii) and the Agreement, the directors appointed by each Shareholder and attending a meeting of directors shall be entitled to cast, in aggregate, with respect to each action proposed to be taken at a meeting of directors, the number of votes equal to the Shareholding Percentage of their appointing Shareholder rounded to two (2) decimal places.

10.12 All action taken by the board at a meeting of directors, other than action in relation to a matter for which a Special Resolution, Unanimous Resolution, Super Resolution or other specific majority is required pursuant to these Articles and the Agreement, shall be adopted by the affirmative vote of directors who cast, individually or in aggregate, a majority of the votes that could be cast at that meeting of directors if all directors able to vote on that matter were present **(Ordinary Resolution)**.

10.13 The Shareholders shall procure that the Company does not take any action or pass any resolution in respect of any of the following matters unless such action or resolution has received the approval of directors who cast, individually or in aggregate, at least seventy-six percent~~per cent.~~ (76%) of the votes that could be cast at that meeting of directors if all directors entitled to vote (in accordance with the Agreement and these Articles) on that matter were present (***Special Resolution***):

(a) the borrowing, or incurring or entering into a binding term sheet in respect of any Financial Indebtedness, by a Group Company of an amount in excess of any thresholds set out in the Agreement, and the terms of any such borrowing or Financial Indebtedness;

(b) subject to Sub-Regulation 10.14(i), the entering into of a transaction involving the incurring of any capital expenditure by any Group Company in excess of any thresholds set out in the Agreement (for this purpose, capital expenditure means expenditure that would be treated as such in accounts prepared in accordance with International Accounting Standards);

(c) any change in the accounting policies of a Group Company otherwise than in accordance with the applicable accounting standards, or any change of the Auditors or Financial Year End of any Group Company;

(d) the exercise by any Group Company of any material discretion or decision vested in it as borrower under any agreements with third party lenders;

(e) any decision that profits available for distribution to the Shareholders (or any part thereof) be retained by the Company and not distributed to and among the Shareholders in accordance with Sub-Regulation 18.2-(c) or are to be distributed other than in accordance with the Agreement;

(f) the granting or creation of a Security Interest over all or a substantial part of all the assets of a Group Company;

(g) the entering into, and the execution and delivery, of any contract relating to a Related Party Transaction or any amendment, variation, enforcement or termination of any such contract, in each case, by a Group Company, other than the entry into, or execution and delivery, of any Transaction Document by a Group Company:

(h) any Group Company entering into, or executing and delivering any contract relating to, a transaction or arrangement exceeding the thresholds as to value or duration set out in f the Agreement;

(i) any Disposal by a Group Company of assets of the Group exceeding any thresholds set out in the Agreement or any Group Company entering into an arrangement, or executing and delivering any contract, under which any Group Company agrees to such a Disposal, other than in each such case any Disposal pursuant to the Off-take Agreements or the Existing Off-take Agreements;

(j) the institution, compromise, settlement or discontinuance of any legal, arbitration or other proceedings (other than routine debt collection proceedings or any proceedings in connection with a Transaction Document) exceeding any thresholds set out in the Agreement;

(k) the lending of money or provision of financial accommodation by a Group Company to any person (other than another Group Company) in excess of US$50,000, other than deposits with a bank or other financial institution the normal business of which includes the acceptance of deposits, or the granting of credit to customers in the ordinary course of business;

(l) subject to Sub-Regulation 10.14(j), approving any Approved Plan (other than the Development Plan and the Initial Business Plan), and approving any revision or supplementary provision to any Approved Plan (other than the Development Plan and the Initial Business Plan), including the giving of any directions to the CEO which are inconsistent with the then current Approved Plan;

(m) the suspension, cessation or abandonment of the Project or of a material portion of the Project;

(n) subject to the Agreement, any sale, transfer or licensing of any Project Intellectual Property Rights or the Project Information or any interest therein or the right to retain, use, reproduce, apply or exploit the Project Intellectual Property Rights or the Project Information, by a Group Company to any person;

(o) the appointment of any Key Employee and, to the extent not set out in the Agreement, determination of the terms of his or her employment and his or her duties and

responsibilities (including any amendments thereto), including the approval of the Manual of Authorities and any amendments thereto but, subject at all times Sub-Regulation 10.14(m), excluding the amendment of any approval and signing authority limits of the CEO (and consequential amendments to the Manual of Authorities) which, for greater certainty and unless Sub-Regulation 10.14(m) applies, may be carried out by Ordinary Resolution;

(p) the adoption, or amendment to, any policies, procedures, practices and standards applicable to the Business;

(q) the entering into of commitments to assume the liabilities of any person other than another Group Company, whether contingently or otherwise;

(r) the entry into of any hedging transaction, the participation in any securitisation or the entry into, or participation in, any similar financial instruments or transactions by a Group Company in relation to any assets or obligations of the Project Company or the Company for the purpose of reducing the economic impact to the Business of changes in the price of any input to, or output of, the Project, in each case, other than the Transaction Documents; and

(s) any other matter or thing requiring a Special Resolution under the Agreement or these Articles.

In determining whether any of the matters described above requires approval by a Special Resolution, any series of related or connected transactions in any period of twelve (12) consecutive months which when aggregated exceed a monetary amount specified or referred to in a sub-paragraph set out above shall be construed as a single transaction.

Unanimous matters

10.14 The Shareholders shall procure that the Company does not, and that each Group Company does not, take any action or pass any resolution in respect of any of the following matters unless such action or resolution has received the approval of:

(i) directors who cast, individually or in aggregate, at least one hundred percent ~~per cent.~~ (100%) of the votes that could be cast at that meeting of directors if all directors entitled to vote on that matter were present; or

(ii) all Shareholders that are entitled to vote on that matter (in accordance with the Agreement and these Articles) pursuant to an agreement reached, or a resolution passed by such Shareholders and evidenced in writing at a meeting or by written resolutions (a copy of which has been given to the Company) ,

***("Unanimous Resolution")*:**

(a) save as provided in the Agreement and Sub-Regulation 18.2, the allotment, issue, redemption or repurchase of shares in the capital of a Group Company (including any fractional interests in such shares and any repayment of capital by a Group Company to any of its shareholders) or of any other security of a Group Company, or the granting of an option or right to subscribe for or convert any instrument into shares in the capital of a Group Company (or fractional interests in such shares) or any other security of a Group Company, or the Disposal by the Company of any shares, fractional interests in shares or security that it holds in a Subsidiary of the Company;

(b) the expansion of the business of the Group beyond the conduct of the Business, or the making of any material change to the business of any Group Company, including any material change in the nature, scope or geographical area of such business (other than an Expansion);

(c) the subscription by a Group Company for, or purchase by a Group Company of, shares in or debentures of or of any other equity participation in any body corporate or business, or the entering into of any partnership or joint venture by a Group Company;

(d) the delegation of any power or authority of the directors of a Group Company to any person other than to:

(i) the CEO pursuant to the Agreement; or

(ii) a committee of directors (or their alternates) of that Group Company in accordance with the Agreement, or on such other basis as all the Shareholders have agreed in writing;

(e) the amendment, variation, enforcement or termination of any Transaction Document or Existing Off-take Agreement by a Group Company other than in accordance with the terms of such Transaction Document or Existing Off-take Agreement;

(f) any amendment of these Articles or the constitutional documents of any Group Company;

(g) the merger, consolidation or amalgamation of a Group Company with or into any other company or corporate entity;

(h) the making of any recommendation with respect to, the making of any application for, or the commencement of any proceedings or the taking of any steps for the winding up, liquidation, or appointment of any administrator of any Group Company or appointment of a receiver, manager, receiver and manager, administrator, trustee or other like custodian over all or any of the assets or undertaking of a Group Company;

(i) the approval of any increase to the budget for Optimisation Work to be conducted during the Development Phase from that set out in the Initial Business Plan;

(j) subject to Sub-Regulation 10.15, approving the Development Plan and the corresponding supplementary equity drawdown schedule and approving any revision or supplementary provision to the Development Plan or the Initial Business Plan;

(k) any Disposal by a Group Company of all or a substantial part of the assets of the Group (taken as a whole) or any Group Company entering into an arrangement, or executing and delivering any contract, under which any Group Company agrees to such a Disposal, other than any Disposal pursuant to the Off-take Agreements or the Existing Off-take Agreements;

(l) the entry into of, or amendment or variation to, any agreement between the Company or the Project Company and any of the Shareholders (or their Affiliates) as to the arrangements for the shipping of alumina production from the Project from the port facilities constructed as part of the Project;

(m) the setting of any approval and signing authority limits of the CEO below the limits set out in the Agreement or, during the Operating Phase, any limits in excess of those set

out in the Agreement contained in an Approved Plan for the term of that Approved Plan;

(n) subject to the Agreement the approval of any Expansion; and

(o) any other matter or thing requiring a Unanimous Resolution under the Agreement or these Articles.

VOTING EXCEPTIONS AND RESTRICTIONS

10.15 Notwithstanding the provisions of Sub-Regulations 10.13 and 10.14, at the Development Vote the board may validly approve (unconditionally or subject to the satisfaction of certain conditions, other than any condition relating to the obtaining of any Internal Approvals by a Shareholder or its Affiliates) a Proposed Development Plan, with or without amendment, either:

(i) by Unanimous Resolution; or

(ii) with the affirmative vote of all the directors appointed by any three (3) Shareholders who have obtained all their required Internal Approvals (the ***Approving Shareholders***)

provided that, in the case of Sub-Regulation_10.15 (ii) above, the Shareholder (the ***Non-Approving Shareholder***) whose director(s) did not cast an affirmative vote in respect of the Proposed Development Plan shall be subject to Sub-Regulations 10.16, 10.17 and 10.22 and have the rights set out in Sub-Regulation 10.21..

10.16 If a Non-Approving Shareholder notifies the company secretary of the Company at any time prior to 1 April 2008 that it approves the Proposed Development Plan in the form approved by the Approving Shareholders, the Non-Approving Shareholder shall cease to be a Non-Approving Shareholder for the purposes of the Agreement, Sub-Regulation 10.17 below shall not apply and the Proposed Development Plan in the form approved by the Approving Shareholders shall be deemed to have been approved by a Unanimous Resolution at the Development Vote for the purposes of the Agreement.

10.17 Unless Sub-Regulation 10.16 above applies and subject to Sub-Regulation 10.18 below, with effect from 1 April 2008 the following shall apply in respect of the Non-Approving Shareholder:

(i) the Non-Approving Shareholder may not vote on any resolution at any meeting of the Shareholders of the Company (other than in relation to any matter requiring a Unanimous Resolution) and the presence of a representative of the Non-Approving Shareholder shall not be required in order for a quorum to be present at any meeting of the Shareholders of the Company (except in relation to any vote on a Unanimous Resolution);

(ii) the directors appointed by the Non-Approving Shareholder may not vote on any resolution at any meeting of the board of directors (other than in relation to any matter requiring a Unanimous Resolution) and their presence shall not be required in order for a quorum to be present at any meeting of the board of directors (except in relation to any vote on a Unanimous Resolution);

(iii) any individuals (including Key Employees) appointed following nomination by the Non-Approving Shareholder shall be immediately removed from office;

(iv) any positions vacated pursuant to Sub-Regulation 10.~~16~~17(iii) above will be filled by the board by Special Resolution until such time as the Non-Approving Shareholder ceases to be so in accordance with Sub-Regulation 10.17 below;

(v) the Non-Approving Shareholder may not Dispose of any of its Fractional Interests or Preferred Shares, except:

(A) to another Shareholder in accordance with the Agreement; or

(B) to a Third Party who approves the Development Plan and exercises the Re-entry Option at the same time as such Disposal (in which case, references in Sub-Regulation 10.21 to the Non-Approving Shareholder shall be deemed to be references to the Third Party) and provided that:

(1) the Non-Approving Shareholder complies with the provisions of Sub-Regulations 6.10 (as modified as set out below) and 6.11;

(2) Sub-Regulation 6.10(d) shall be modified such that the Non-Approving Shareholder will be deemed to have specified a date falling twenty-one (21) days from the date of the Offer Notice as the date on which the Offer Period ends in its Offer Notice in respect of its Sale Shares;

(3) Sub-Regulation 6.10(f) shall be modified such that the Sale Period in respect of a Non-Approving Shareholder's Sale Shares shall be seven (7) days after the end of the Offer Period;

(4) Sub-Regulation 6.10(g) shall be modified such that reference to "one-hundred and eighty (180) days" shall be modified to refer to "ninety (90) days".

(vi) the Non-Approving Shareholder will not be required to provide capital (whether debt or equity) to the Company as would otherwise be required under the Agreement and, accordingly, the failure to do so will not be a Capital Default;

(vii) the Approving Shareholders shall advance pro rata between themselves (based on their respective Participation Interests or in such proportions as they otherwise agree between themselves) any capital the Non-Approving Shareholder would otherwise have been obliged to provide to the Company under the Agreement (the "Non-Contributed Capital");

(viii) the Non-Approving Shareholder shall not be entitled to exercise any rights of pre-emption under Sub-Regulation 6.10, or exercise any right to purchase shares offered for sale under Sub-Regulation 6.9 or Regulation 5, in each such case, in relation to a transfer of, or offer to sell, Fractional Interests by an Approving Shareholder; and

(ix) a Non-Approving Shareholder shall be deemed to have approved any action voted on, and shall join with the Approving Shareholders in taking any action approved, during the period during which it was a Non-Approving Shareholder.

10.18 If at any time, the Non-Approving Shareholder exercises the Re-entry Option pursuant to Sub-Regulation 10.21, it shall cease to be a Non-Approving Shareholder and Sub-Regulation 10.17 above shall cease to apply.

10.19 A development plan:

(i) approved by the board by Unanimous Resolution,

(ii) deemed approved by Unanimous Resolution in accordance with Sub-Regulation 10.16 above; or

(iii) with effect from 1 April 2008, in the form previously unanimously approved by the directors appointed by the Approving Shareholders in accordance with Sub-Regulation 10.15(ii),

in each case, as the same may be amended and varied by the board in accordance with the Agreement from time to time, shall constitute the ***Development Plan*** for the Project.

10.20 The CEO and the Management Team may, at any time that circumstances require it or following a request from the board approved by Special Resolution, prepare a revised or supplementary development plan and submit it to the board for its approval. The board must consider and vote on a proposed revised or supplementary development plan at least 30 days before the proposed implementation date of that revised or supplementary plan.

10.21 **Re-entry Option**

(a) A Non-Approving Shareholder shall have the option (the Re-entry Option), exercisable by notice given to each of the Approving Shareholders and the Company, to terminate the operation of Sub-Regulation 10.17 and to acquire from each Approving Shareholder who has advanced Non-Contributed Capital (pro rata based on their respective advances of Non-Contributed Capital) all Preferred Shares subscribed by such Approving Shareholders in connection with any and all advances by such Approving Shareholders of Non-Contributed Capital in consideration for the payment by the Non-Approving Shareholder to such Approving Shareholders (pro rata based on their respective advances of Non-Contributed Capital) of an amount equal to the Re-entry Payment.

(b) The Re-entry Option may be exercised by the Non-Approving Shareholder at any time up to and including the date that falls five (5) Business Days prior to the date of Financial Close (the ***Option Deadline Date***) provided that:

(i) not less than thirty (30) days' prior written notice shall have been given by the Company to the Non-Approving Shareholder of the date on which Financial Close is expected to occur (the ***Financial Close Notice***);

(ii) the Financial Close Notice sets outs in reasonable detail the terms of the financing to be put in place at Financial Close, including any shareholder support requirements of the Non-Approving Shareholder were it to exercise the Re-entry Option; and

(iii) Financial Close does occur within five (5) Business Days of the date specified in the Financial Close Notice on materially the same terms as those set out in the Financial Close Notice.

If no Financial Close Notice is given or Financial Close does not occur within the deadline referred to in paragraph (iii) above, the Company shall re-comply with this Sub-Regulation10.21(b) prior to Financial Close except that the required notice period will be fourteen (14) days. If the Non-Approving Shareholder exercises the Re-entry Option it shall participate in the financing for the Project at Financial Close on terms materially the same as those set out in the Financial Close Notice unless otherwise agreed between the Shareholders.

(c) The ***Re-entry Payment*** required to be made to exercise the Re-entry Option is an amount in dollars as follows:

(i) if the Re-entry Option is exercised on or prior to 1 May 2008, an amount equal to 120 per cent. of the amount of the Non-Contributed Capital at the date of exercise; and

(ii) if the Re-entry Option is exercised after 1 May 2008, an amount equal to the aggregate of:

(A) the amount of the Non-Contributed Capital at the date of exercise; and

(B) the higher of:

(1) $10,000,000 (in the case of GAI and BHPB), $7,500,000 (in the case of DUBAL) or $2,500,000 (in the case of Mubadala), as the case may be; and

(2) twenty (20) per cent. of the amount of the Non-Contributed Capital at the date of exercise.

(d) Following exercise of the Re-entry Option in accordance with the foregoing provisions of this Sub-Regulation 10.21, each Approving Shareholder shall procure the transfer to the Non-Approving Shareholder of such of its Preferred Shares to which the Non-Approving Shareholder is entitled to acquire under Sub-Regulation 10.21 (a) above against payment by the Non-Approving Shareholder to the Approving Shareholders of cleared funds in the amounts contemplated in Sub-Regulation 10.21(c) above. Such transfer shall be completed within fourteen (14) days of the date of the exercise of the Re-entry Option. Each Approving Shareholder shall be deemed to have warranted to the Non-Approving Shareholder that, as at the date of completion of the transfer, it is the sole legal and beneficial owner of the Preferred Shares which it transfers and that those Preferred Shares are transferred free from all and any Security Interests.

10.22 Failure to exercise the Re-entry Option

(a) If the Non-Approving Shareholder does not exercise the Re-entry Option on or prior to the Option Deadline Date, the Non-Approving Shareholder shall be deemed to have offered to sell on the Business Day following the Option Deadline Date or, if the Option Deadline Date falls within a Sale Period, the expiry of the Sale Period all of its Fractional Interests, Preferred Shares and Related Rights to the Approving Shareholders on the terms set out in Sub-Regulation 10.22(b).

(b) The Non-Approving Shareholder who is deemed under Sub-Regulation 10.22 (a) above to have offered to sell all of its Fractional Interests, Preferred Shares and Related Rights (***Buy-out Shares***) to the Approving Shareholders shall be deemed to have served an Offer Notice on all Approving Shareholders on the next Business Day immediately following the Option Deadline Date (unless, as at the Option Deadline Date, the provisions of Sub-Regulation 6.10 are in effect, as modified in accordance with Sub-Regulation 10.17(v)(B), in respect of the Non-Approving Shareholders' Fractional Interests and Preferred Shares, in which case the offer to sell the Buy-out Shares shall be deemed to have been made immediately on expiry of the Sale Period in respect of such Sale Shares) offering to sell the Buy-out Shares on the terms set out in Sub-Regulation 6.10 save as follows:

(i) Sub-Regulation 6.10 (a) and (b) shall not apply.

(ii) The first sentence of Sub-Regulation 6.10 (c) shall not apply and the Offer Notice shall constitute an offer to sell the Buy-out Shares at the price comprising the aggregate of:

(A) if the Non-Approving Shareholder is BHPB, DUBAL or Mubadala, the consideration paid by the Non-Approving Shareholder under the Share Subscription Agreement, or if the Non-Approving Shareholder is GAI, US$80,000,000; and

(B) the aggregate of all amounts advanced by the Non-Approving Shareholder to the Company in respect of the subscription of Preferred Shares in accordance with the Agreement,

such aggregate amount constituting the ***Buy-out Price***.

(iii) Sub-Regulation 6.10(e)(iii) shall not apply, and completion of the sale and purchase of the Buy-out Shares shall take place within 60 days of the end of the Offer Period.

(iv) Sub-Regulation 6.10(f) shall not apply and, if the Approving Shareholders all decline the Offer, or no Approving Shareholder accepts the Offer within the Offer Period, the Non-Approving Shareholder may:

(A) at any time thereafter transfer the Buy-out Shares to any person on such terms as it sees fit subject to Sub-Regulation 6.11; or

(B) at any time within 120 days of the end of the Offer Period, by notice in writing to the Approving Shareholders (***Compulsory Buy-out Notice***), require all of the Approving Shareholders to purchase the Buy-out Shares at the Buy-out Price (in which case all of the Approving Shareholders shall all be deemed to have accepted the Offer on the last date of the Offer Period) and completion shall occur within 60 days of the date of the Compulsory Buy-out Notice.

In the event of a transfer under paragraph (A) or (B), Sub-Regulation 10.17 shall cease to apply with immediate effect following completion.

11. COMMITTEES

11.1 The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors or in the absence of a director his/her alternate, and delegate one or more of their powers, including the power to affix the Seal, to the committee, provided that any action that would otherwise require the approval of an Ordinary Resolution, Special Resolution or Unanimous Resolution under the Agreement shall be subject to equivalent quorum and approval requirements as those set out in the Agreement in relation to the board when delegated to such committee(s).

11.2 The directors have no power to delegate to a committee of directors any of the following powers:

(a) to amend the Memorandum or the Articles;

(b) to designate committees of directors;

(c) to delegate powers to a committee of directors;

(d) to appoint or remove directors;

(e) to appoint or remove an agent;

(f) to approve a plan of merger, consolidation or arrangement;

(g) to make a declaration of solvency or to approve a liquidation plan; or

(h) to make a determination that immediately after a proposed Distribution the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3 Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4 The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed *mutatis mutandis* by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5 Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12. OFFICERS AND AGENTS

12.1 Subject to Sub-Regulation 10.13(p) in respect of Key Employees, the Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board (which shall be a director of the Company), a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2 The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors (or the case of Key Employees, by Special Resolution). In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company, to ensure compliance with all procedural requirements imposed on the Company by applicable law and any other duties prescribed in the Agreement, and the treasurer to be responsible for the financial affairs of the Company.

12.3 (i) The officers (except the Key Employees) of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

(ii) The Key Employees shall hold office until removed in accordance with the terms of the Agreement.

12.4 The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.5 An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a) to amend the Memorandum or the Articles;

(b) to change the registered office or agent;

(c) to designate committees of directors;

(d) to delegate powers to a committee of directors;

(e) to appoint or remove directors;

(f) to appoint or remove an agent;

(g) to fix emoluments of directors;

(h) to approve a plan of merger, consolidation or arrangement;

(i) to make a declaration of solvency or to approve a liquidation plan;

(j) to make a determination that immediately after a proposed Distribution the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k) to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.6 The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.7 The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13. CONFLICT OF INTERESTS

13.1 A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2 For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the

interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3 Subject to these Articles, a director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a) vote on a matter relating to the transaction;

(b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14. INDEMNIFICATION

14.1 Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2 The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

~~14.3For the purposes of Sub Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of~~

~~(a)the Company's holding company; or~~

~~(b)a Shareholder or Shareholders of the Company;~~

~~in either case in the circumstances specified in Sub-Regulation or the Act, as the case may be.~~

~~14.4~~14.3 The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

~~14.5~~14.4 The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a *nolle prosequi* does not, by itself, create a presumption that the person did not act

honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

~~14.6~~14.5 Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

~~14.7~~14.6 Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

~~14.8~~14.7 The indemnification and advancement of expenses provided by, or granted pursuant to, this section Regulation is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person's official capacity and as to acting in another capacity while serving as a director of the Company.

~~14.9~~14.8 If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

~~14.10~~14.9 The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15. RECORDS

15.1 The Company shall keep the following documents at the office of its registered agent:

(a) the Memorandum and the Articles;

(b) the register of members, or a copy of the register of members;

(c) the register of directors, or a copy of the register of directors; and

(d) copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2 Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3 If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a) within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b) provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4 The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a) minutes of meetings and Resolutions of Shareholders and classes of Shareholders; and

(b) minutes of meetings and Resolutions of Directors and committees of directors.

15.5 Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.6 The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16. REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a) the date of creation of the charge;

(b) a short description of the liability secured by the charge;

(c) a short description of the property charged;

(d) the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e) unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f) details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

17. SEAL

The Company shall have a Seal an impression of which shall be kept at the office of the registered agent of the Company. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the

Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18. DIVIDENDS

18.1 (a) The Company may, by a Resolution of Directors, declare and pay Dividends in money, shares or other property and to one or more holder(s) of Shares as they think fit (including to the exclusion of other holder(s) of Shares(s) of the same class or otherwise).

(b) Dividends shall only be declared and paid out of surplus.

(c) No Dividend shall be declared and paid unless the directors determine that immediately after the payment of the Dividend

(i) the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

(ii) the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital;

and, in the absence of fraud, the decision of the directors as to the realisable value of the assets of the company is conclusive.

18.2 The Shareholders shall take such action as may be necessary to procure that:

(a) a meeting of all the Shareholders of the Company is held not later than 120 days after the end of each Financial Year, at which Audited Accounts in respect of that previous Financial Year are laid before the Shareholders;

(b) the Auditors are instructed to report, at the expense of the Company and at the same time that they sign their report on the Audited Accounts for each Financial Year, as to the amount of the profits for that Financial Year which are available for distribution by the Company;

(c) subject to compliance with applicable Laws and the Articles, within three (3) months of the end of each Financial Year the Company distributes to the Shareholders all profits from that Financial Year, unless the board decides by Special Resolution that such profits (or any part thereof) be retained by the Company, by way of

(i) Dividend on the Ordinary Shares or the Preferred Shares; or

(ii) provided that it is not less advantageous to each of the Shareholders and their Affiliates from a taxation perspective than a Dividend as described in paragraph (i) above, by way of redemption of Preferred Shares by the Company; and

(d) immediately following each of payment of the Initial Subscription Price, payment of the First Deferred Subscription Price, payment of the Second Deferred Subscription Price and payment of the Third Deferred Subscription Price (as each of such terms is defined in the Share Subscription Agreement), the Company shall, and each of the

Shareholders shall procure, subject to applicable Law, that an amount equal to 100 per cent. of the amount of the portion of the Subscription Price (as such term is defined in the Share Subscription Agreement) then paid is paid, at or as soon as practicable after the time of the relevant payment, to GAI (without any reduction, set-off or other adjustment) by way of a GAI Distribution.

GAI shall (promptly following receipt of each portion of the Subscription Price (as defined in the Share Subscription Agreement) by the Company and its payment to GAI by way of a GAI Distribution as contemplated in Sub-Regulation 18.2(d) above) procure that an amount equal to 85 per cent. of the amount of the portion of the Subscription Price then paid is promptly deposited into the Escrow Account (as defined in the Share Subscription Agreement).

DIVIDEND OF SHARES

18.3 (a) A Share issued as a Dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the Share.

(b) In the case of a Dividend of authorised but unissued Shares with par value, an amount equal to the aggregate par value of the Shares shall be transferred from surplus to capital at the time of distribution.

(c) In the case of a Dividend of authorised but unissued Shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the Shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

(d) A division of the issued and outstanding Shares of a class or series of Shares into a larger number of shares of the same class or series having a proportionally smaller par value does not constitute a Dividend of Shares.

19. ACCOUNTS AND AUDIT

19.1 The Company shall keep records that are sufficient to show and explain the Company's transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2 The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3 The Company may by Resolution of Shareholders call for the accounts to be examined by Auditors.

19.4 The first Auditors shall be appointed by Resolution of Directors; subsequent Auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5 No Shareholder, director or other officer shall be eligible to be an Auditor of the Company during their continuance in office.

19.6 The remuneration of the Auditors of the Company may be fixed by Resolution of Directors.

19.7 The Auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b) all the information and explanations required by the Auditors have been obtained.

19.8 The report of the Auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9 Every Auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10 The Auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company's profit and loss account and balance sheet are to be presented.

20. NOTICES

20.1 Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2 Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3 Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21. VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or by Resolution of Directors appoint a voluntary liquidator.

22. CONTINUATION

The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

[NAME AND ADDRESS OF REGISTERED AGENT]

[NAME OF AUTHORISED SIGNATORY]

Schedule 12

Novation Agreement

Dated [•] 2007

DEED OF NOVATION

by and between

[GUINEA ALUMINA CORPORATION, S.A.] /

[GUINEA ALUMINA CORPORATION, LTD.]

and

[GLOBAL ALUMINA INTERNATIONAL, LTD.] /

[GLOBAL ALUMINA CORPORATION]

and

[CONTRACTOR]

WHITE & CASE

5 Old Broad Street
London EC2N 1DW

TABLE OF CONTENTS

DEED OF NOVATION

THIS DEED is made the day of 2007

BETWEEN:

(1) [**GLOBAL ALUMINA CORPORATION**, a company with limited liability incorporated under the laws of New Brunswick, Canada, with its registered office at 44 Chipman Hill, Suite 100, Saint John, New Brunswick E2L 4SG, Canada (**"GA"**)] / [**GLOBAL ALUMINA INTERNATIONAL, LTD.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152 Road Town, Tortola, British Virgin Islands (**"GAI"**)];

(2) [**GUINEA ALUMINA CORPORATION, S.A.**, a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immenable Labe, *liere* Etage, Conakry, Guinea (**"GuineaCo"**)] / [**GUINEA ALUMINA CORPORATION, LTD.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152 Road Town, Tortola, British Virgin Islands (**"Guinea BVI"**)]; and

(3) [•] (the **"Contractor"**),

(referred to herein individually as a **"Party"** and collectively as the **"Parties"**).

WHEREAS

A. [GA]/[GAI] required certain work to be undertaken in relation to the development and construction of mining facilities and the Sangaredi Alumina Refinery in the Republic of Guinea (the **"Project"**);

B. [GA]/[GAI] and the Contractor have entered into an agreement dated [•] for the undertaking of certain works in connection with the Project (the **"Contract"**);

C. The Parties wish to enter into this Deed in order for [GuineaCo]/[Guinea BVI] to assume the benefit and the burden of the Contract in place of [GA]/[GAI].

IT IS AGREED as follows:

1. INTERPRETATION

In this Deed, unless the context requires otherwise:

(a) references to Clauses are to clauses of this Deed ;

(b) headings to clauses are for convenience only and are to be ignored in the interpretation of this Deed;

(c) a Party includes permitted successors and assigns;

(d) all references to notices from one Party to another shall be taken to be notices in writing given in accordance with this Deed; and

(e) references to this Deed or any other agreement, deed or instrument are references to this Deed or any other agreement, deed or instrument as amended, supplemented, replaced or novated from time to time.

1.2 Effective Date

Notwithstanding the date of execution hereof, this Deed shall be effective from and including [•] 2007 (the "**Effective Date**").

2. NOVATION OF CONTRACT

2.1 Novation

[GA]/[GAI], the Contractor and [GuineaCo]/[Guinea BVI] hereby mutually agree that, with effect from the Effective Date:

(a) [GuineaCo]/[GuineaBVI] shall be substituted in place of [GA]/[GAI] as party to the Contract;

(b) all of [GA]/[GAI]'s rights, title and interest in and to the Contract shall be transferred to, and vested in, [GuineaCo]/[Guinea BVI] which shall from and after the Effective Date until the expiration or termination of the Contract enjoy and exercise all of [GA]/[GAI]'s rights thereunder in full substitution of [GA]/[GAI];

(c) all of [GA]/[GAI]'s obligations under the Contract shall be transferred to, and assumed by, [GuineaCo]/[Guinea BVI], other than any obligations which fell due, and were to be performed, under the Contract prior to the Effective Date; and

(d) [GA]/[GAI] shall be released from any further obligation to the Contractor, and the Contractor shall have no further recourse to [GA]/[GAI] under the Contract other than in respect of any rights or obligations accrued under the Contract prior to the Effective Date.

2.2 Representations and Warranties of [GuineaCo]/[Guinea BVI]

[GuineaCo]/[Guinea BVI] represents and warrants to the Contractor that:

(a) [it is a *sociéte anonyme* duly incorporated and validly existing under the laws of the Republic of Guinea;][it is a limited liability company duly incorporated and validly existing under the laws of the British Virgin Islands;]

(b) it has the power to enter into, perform and deliver, and has taken, fulfilled and performed all necessary action to authorise its entry into, and performance and delivery of, this Deed and the Contract;

(c) it has all corporate and other power to own, operate or control its assets and conduct its business; and

(d) the obligations expressed to be assumed by it in this Deed are its legal, valid and binding obligations enforceable in accordance with their terms.

2.3 References to "the Contract"

Any reference in the Contract to the "Contract" and any reference, whether express or implied, to a clause, section or provision of the Contract shall be deemed to be a reference to the Contract and to a clause, section or provision thereof as novated by this Deed.

3. NOTICES

[Any notice or other communication to be given to GuineaCo under this Deed or under the Contract shall be addressed as follows:

Global Alumina Corporation S.A.
BP 5090
Cite Chemin de Fer
Immenable Labe
liere Etage
Conakry
Guinea

Attention: [•]
Facsimile: [•]

or to such other address as GuineaCo may designate for itself by notice to the Contractor.]

[Any notice or other communication to be given to GA under this Deed or under the Contract shall be addressed as follows:

Global Alumina Corporation
44 Chipman Hill
Suite 1000
Saint John
New Brunswick
E2L 4SG
Canada

Attention: [•]
Facsimile: [•]

or to such other address as GA may designate for itself by notice to the Contractor.]

[Any notice or other communication to be given to GAI under this Deed or under the Contract shall be addressed as follows:

Global Alumina International
P.O. Box 3152
Road Town
Tortola

British Virgin Islands

Attention: [•]
Facsimile: [•]

or to such other address as GAI may designate for itself by notice to the Contractor.]

[Any notice or other communication to be given to Guinea BVI under this Deed or under the Contract shall be addressed as follows:

Global Alumina Corporation Limited
P.O. Box 3152
Road Town
Tortola
British Virgin Islands

Attention: [•]
Facsimile: [•]

or to such other address as Guinea BVI may designate for itself by notice to the Contractor.]

[Any notice or other communication to be given to the Contractor under this Deed or under the Contract shall be addressed as follows:

[•]

Attention: [•]
Facsimile: [•]

or to such other address as the Contractor may designate for itself by notice to the other Parties.]

4. [RIGHTS OF THIRD PARTIES

No term of this Deed is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Deed.][1]

5. GOVERNING LAW

This Deed shall be governed by, and construed in accordance with, the laws of [England and Wales][2].

---

1 Note to draft: this clause to be included where the Deed is to be governed by English law.

2 Note to draft: the governing law will depend on the governing law of the relevant Contract.

6. SEVERABILITY

Any provision of this Deed which is illegal, void or unenforceable will be ineffective to the extent only of such illegality, voidness or unenforceability and such illegality, voidness or unenforceability will not invalidate any other provision of this Deed.

7. COUNTERPARTS

This Deed may be executed in one or more counterparts each of which will be deemed an original and all of which will be deemed one and the same deed.

8. DISPUTES

Any Party may refer any Dispute under this Deed of Novation for resolution in accordance with Clause [•] (*[Dispute Resolution]*) of the Contract *mutatis mutandis*.

THIS AGREEMENT has been duly executed and delivered as a Deed on the date written above.

EXECUTED AS A DEED)
By **[GLOBAL ALUMINA CORPORATION]/**)
[GLOBAL ALUMINA INTERNATIONAL, LTD.])
for and on behalf of:)
signed by:)

EXECUTED AS A DEED)
By **[GUINEA ALUMINA CORPORATION, S.A.]/**)
[GUINEA ALUMINA CORPORATION, LTD.])
for and on behalf of:)
signed by:)

EXECUTED AS A DEED)
By **[CONTRACTOR]**)
for and on behalf of:)
signed by:)

Schedule 13

Shareholders' Agreement

Allens Arthur Robinson

Shareholders' Agreement

Execution Version

Global Alumina International, Ltd.

[The Broken Hill Proprietary Company Pty Limited]

[Dubai Aluminium Company Limited]

[Mubadala Development Company PJSC]

Guinea Alumina Corporation, Ltd.

Allens Arthur Robinson
1 Raffles Place
#54-00 OUB Centre
Singapore 048616
Tel 65 6535 6622
Fax 65 6535 4855
www.aar.com.au

Table of Contents

Date [#] 2007

Parties

1. **Global Alumina International, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands (***GAI***).

2. [**The Broken Hill Proprietary Company Pty Limited**, a company with limited liability incorporated under the laws of the State of Victoria, Australia with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia] [or] [*insert name and corporate details of any Related Party nominated pursuant to Clause 3.3 of the Share Subscription Agreement.*] (***BHPB***).

3. [**Dubai Aluminium Company Limited**, a company with limited liability incorporated under the laws of the Emirate of Dubai, United Arab Emirates with its principal office at P.O. Box 3627, Dubai, United Arab Emirates] [or] [*insert name and corporate details of any Related Party nominated pursuant to Clause 3.3 of the Share Subscription Agreement.*] (***DUBAL***).

4. [**Mubadala Development Company PJSC**, a company with limited liability incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates with its principal office at P.O. Box 45005, Abu Dhabi, United Arab Emirates] [or] [*insert name and corporate details of any Related Party nominated pursuant to Clause 3.3 of the Share Subscription Agreement.*] (***Mubadala***).

5. **Guinea Alumina Corporation, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands (the ***Company***).

Recitals

A The Company was established for the purpose of developing, constructing and operating the Project together with its Subsidiary, the Project Company.

B The Shareholders wish to enter into this Agreement in order to regulate their rights and obligations as members of the Company.

C The Company has agreed with the Shareholders to be bound by and to comply with the provisions of this Agreement which are expressed to bind the Company.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Defined terms

The following definitions apply in this Agreement, including the recitals, unless the context requires otherwise.

Acceptance Date has the meaning given in Clause 11.2(b).

Acceptance Notice has the meaning given in Clause 10.6(c).

Accepting Shareholder has the meaning given in Clause 10.6(e).

Additional Shareholder Funding has the meaning given in Clause 4.4(b)(iii).

Affiliate means, in relation to any company, a Subsidiary or Holding Company of that company, and any other Subsidiary of such Holding Company. For the purposes of BHPB only, its Affiliates include BHP Billiton Plc, BHP Billiton Limited and any entity controlled by BHP Billiton Plc or BHP Billiton Limited. For the purposes of DUBAL only, its Affiliates include the Government of the Emirate of Dubai, any entity in which the Government of the Emirate of Dubai holds a Controlling Interest, and any Subsidiary of such entity. For the purposes of Mubadala only, its Affiliates include the Government of the Emirate of Abu Dhabi, any entity in which the Government of the Emirate of Abu Dhabi holds a Controlling Interest, and any Subsidiary of such entity.

Agreed Form means in the form initialled on behalf of each of the Shareholders for the purposes of identification only as at the date of the Share Subscription Agreement.

Agreed Form of Shareholder Off-take Agreement means the agreed form of Off-take Agreement set out in schedule 7 of the Share Subscription Agreement, or such other form of Off-take Agreement as may be subsequently approved by the Board in accordance with this Agreement.

Aluminpro Services Agreement has the meaning given in the Share Subscription Agreement.

Announcement Date means, in relation to the acquisition of a Controlling Interest in a Shareholder or any Holding Company of a Shareholder, the date on which the Changed Party gives a Changed Party Notice to the other Shareholders.

Approval Date means the date on which the Board first approves a Development Plan in accordance with this Agreement.

Approved Operating Policies means:

(a) if and for so long as BHPB or its Affiliate is a Shareholder with at least a Participation Interest of ten (10) per cent. and is not a Non-Approving Shareholder, all BHP Billiton policies, procedures, practices and standards applying from time to time to the extent they would be applied in a project similar to this Project conducted by BHPB or any of its Affiliates and as appropriate and applicable to the local conditions in the Republic of Guinea, including the following BHP Billiton operating policies, procedures, practices or standards:

(i) "Business Conduct Policy";

(ii) "Health, Safety, Environment and Community Policy";

(iii) "Procurement Policy";

(iv) "Human Resources Standards";

(v) "Governance, Finance and Investment Policy";

(vi) "Sustainable Development Policy";

(vii) "Enterprise Wide Risk Management Policy"; and

(viii) "Information Technology and Standards"; and

(b) at any time that BHPB or its Affiliate is:

(i) not a Shareholder;

(ii) a Shareholder with a Participation Interest of less than ten (10) per cent.; or

(iii) a Non-Approving Shareholder,

such policies, procedures, practices and standards as the Board may approve by Special Resolution,

Approved Plan means, at any time, a current Business Plan or a Development Plan (as the case may be), which has been approved by the Board in accordance with this Agreement.

Approving Expansion Shareholders has the meaning given in Clause 6.7(h)(ii).

Approving Shareholders has the meaning given in Clause 6.4(e)(ii).

Articles mean the Memorandum and Articles of Association of the Company set out in schedule 12 of the Share Subscription Agreement, as amended from time to time in accordance with this Agreement and applicable Law.

Audited Accounts mean the auditors' report and audited accounts (including a balance sheet, profit and loss statement and cash-flow statement) of the Company, on a consolidated basis if required by Law, for the Financial Year ending on the relevant Financial Year End.

Auditors means such internationally recognised firm of chartered accountants as are appointed as the auditors of a Group Company by the shareholders or board of directors, in accordance with applicable Law, of such Group Company from time to time.

Authorisation includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any governmental, semi-governmental or judicial entity or authority (including any self-regulatory organisation established under statute or any stock exchange).

Bechtel means Bechtel Australia Pty Limited.

Bechtel Reports means any and all formal and final written reports delivered by Bechtel or any of its Affiliates to any of the Shareholders or their Affiliates (other than GAI) in connection with the Verification Study.

Board means the Directors or those of them who are present at a Board Meeting and eligible (in accordance with the terms of this Agreement and the Articles) to vote at that Board Meeting.

Board Meeting means a meeting of the Directors at which there is a quorum as required by this Agreement and/or the Articles.

Business means the business of carrying out the Project.

Business Day means a day (other than a Friday, Saturday, Sunday or other public holiday) on which banks are generally open for business in London, New York and Dubai.

Business Plan means the Initial Business Plan and any business plan approved by the Board under Clause 8, including any revisions or supplementary provisions thereto approved by the Board.

Buy-out Price has the meaning given in Clause 6.6(b)(ii).

Buy-out Shares has the meaning given in Clause 6.6(b).

Capital Default has the meaning given in Clause 9.1(a).

Capital Estimate means the total amount of capital to be contributed by the Shareholders as set out in the Drawdown Schedule.

Changed Party has the meaning given in Clause 11.1.

Changed Party Notice has the meaning given to it in Clause 11.1(a)(i).

CEO has the meaning given in Clause 3.13(b)(i).

CFO has the meaning given in Clause 3.13(b)(ii).

Commissioning Date means the date on which the Sangaredi alumina refinery to be constructed as part of the Project has been commissioned for the production of commercial quantities of alumina.

Company Secretary has the meaning given in Clause 3.13(b)(ii).

Completion means completion of the subscription of the Fractional Interests under the Share Subscription Agreement.

Completion Shortfall has the meaning given in Clause 10.6(e)(ii)(B).

Confidential Information means all communications between the Parties or any of them and all information and other materials supplied or disclosed to or received by any of them from another Party which is either marked "confidential" or is by its nature intended to be for the knowledge of the recipient alone, and all information concerning the business transactions and the financial arrangements of the Parties with any person with whom any of them is in a confidential relationship with regard to the matter in question, including information relating to technology, processes, products, specifications, inventions or

designs used or developed by a Party, trade secrets and know-how and information of a commercially sensitive nature. Confidential Information does not include information which:

(a) at the time of the first disclosure to or observation by a Party, was already in the lawful possession of that Party in written form;

(b) is in or comes into the public domain otherwise than by disclosure in breach of this Agreement;

(c) becomes available to a Party from any other source provided it was not acquired directly or indirectly from another Party; or

(d) as at the Effective Date, as regards a Party receiving that information, was already in the lawful possession of that Party.

Construction Phase means the period from the Approval Date until the Commissioning Date.

Construction Contracting Plan means a plan for the procurement by the Company and the Project Company of contractors for the construction of the Project which shall include the following:

(a) details of the construction contracts required to be entered into by the Company and the Project Company to construct the Project;

(b) the terms of such construction contracts, including the timetable for completion of the construction contracts and the key milestones to be achieved thereunder; and

(c) the costs to be incurred by the Company and/or the Project Company under such construction contracts.

Contributing Shareholder has the meaning given in Clause 9.6(b).

Contribution Amount has the meaning given in Clause 9.6(c).

Contribution Right has the meaning given in Clause 9.6(a).

Controlling Interest in relation to a company means the power or ability, whether held directly or indirectly and by whatever means (and whether or not enforceable at law or in equity):

(a) to exercise or control the right to vote attached to 50 per cent. or more of the issued shares in that company or the majority of the voting rights of the company (whether alone or pursuant to an agreement with other shareholders or members);

(b) to dispose of or exercise a right of disposal in respect of 50 per cent. or more of the issued voting shares in that company;

(c) to appoint one-half or more of the number of directors to the board of that company; or

(d) to determine substantially the conduct of that company's business activities.

Corrupt Activity means any activity which would, if carried out by a "domestic concern" or "United States person" (within the meaning of such terms in the Corruption Act), constitute an offence under the Corruption Act.

Corruption Act means the *Foreign Corrupt Practices Act* of the United States of America.

CPI Index means the Consumer Price Index – All Urban Consumers, U.S. City Average, All Items, Series I.D. CUUR0000SA0, as published from time to time by the Bureau of Labor Statistics of the U.S. Department of Labor, or any replacement or successor index thereto.

Deed of Accession means a deed substantially in the form set out in Schedule 1.

Default Buy-out Price has the meaning given in Clause 9.4(c).

Defaulting Shareholder has the meaning given in Clause 9.4.

Development Phase means the period from the Effective Date until the Approval Date.

Development Plan has the meaning given in Clause 6.4(i).

Development Vote has the meaning given in Clause 6.4(d).

Dilution Ratio has the meaning given in Clause 9.6(e).

Director means any director for the time being of the Company appointed pursuant to this Agreement and the Articles, including where applicable, any alternate Director appointed pursuant to this Agreement and the Articles.

Disclosee has the meaning given in Clause 13.3(c).

Disclosing Party has the meaning given in Clause 13.1.

Dispose in relation to any property means to sell, transfer, assign, create a Security Interest over, declare oneself a trustee of or part with the benefit of or otherwise dispose of that property or any interest in it or any part of it including, without limitation, in relation to a Fractional Interest or Preferred Share, to enter into a transaction in relation to the Fractional Interest or Preferred Share or any interest in the Fractional Interest or Preferred Share (other than a transaction permitted by this Agreement and the Articles or conditional on each other Shareholder consenting to it or waiving certain of its rights under this Agreement or the Articles or as otherwise agreed by each Party) which results in a person other than the registered holder of the Fractional Interest or Preferred Share:

(a) acquiring any equitable interest in the Fractional Interest or Preferred Share including, without limitation, an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Fractional Interest or Preferred Share;

(b) acquiring any right to receive directly or indirectly any Dividends payable in respect of the Fractional Interest or Preferred Share;

(c) acquiring any rights of pre-emption, first refusal or other control over the Disposal of the Fractional Interest or Preferred Share;

(d) acquiring any rights of control over the exercise of any voting rights or rights to appoint Directors attaching to the Fractional Interest or Preferred Share; or

(e) otherwise acquiring legal or equitable rights against the registered holder of the Fractional Interest or Preferred Share which have the effect of placing the person in the same position as if the person had acquired a legal or equitable interest in the Fractional Interest or Preferred Share itself,

and ***Disposal*** has the corresponding meaning.

Dividend includes a bonus or other distribution in kind or in cash.

Drawdown Schedule means the schedule setting out the dates and amounts for equity subscription in the Company by the Shareholders contained in the Initial Business Plan, as amended, varied and supplemented by Special Resolution.

DUBAL Existing Off-take Agreement means the purchase and sale agreement dated 30 September 2005 between Dubai Aluminium Company Limited and the Project Company relating to Dubai Aluminium Company Limited's right to acquire a certain percentage of the Project off-take, as amended by an agreement dated on or about the date hereof in substantially the form set out in schedule 3 to the Share Subscription Agreement.

DUBAL Representatives has the meaning given in Clause 3.13(b)(v).

Effective Date means the date on which Completion occurs.

Enforceable Material Breach has the meaning given in Clause 9.2(d).

Existing Off-take Agreements means:

(a) the DUBAL Existing Off-take Agreement; and

(b) the Glencore Off-take Agreement.

Expansion means any project to expand the capacity of the Sangaredi alumina refinery to be constructed as part of the Project beyond its rated capacity as at the Commissioning Date through the addition of a further production line.

Expansion Commencement Notice has the meaning given in Clause 6.8(b)(i).

Expansion Consultation Period has the meaning given in Clause 6.7(i).

Expansion Notice to Proceed means the notice to be given by the Company and/or the Project Company to the principal construction contractor for the Expansion to proceed with construction of the Expansion.

Expansion Option Deadline Date has the meaning given in Clause 6.8(b).

Expansion Plan has the meaning given in Clause 6.7(a).

Expansion Re-entry Option has the meaning given in Clause 6.8(a).

Expansion Re-entry Payment has the meaning given in Clause 6.8(c).

Expansion Vote has the meaning given in Clause 6.7(g).

Feasibility Study means a study to be carried out by the Management Team and other representatives of the Shareholders as may be agreed between the Shareholders, with the

assistance and support of the Technical Services Provider, to the highest standards required by the internal policies and procedures of any of the Shareholders (and, in any event, at least to the standard required by BHP Billiton's internal policies and procedures) and to the standards typically required by external providers of Project Financing in connection with projects similar to the Project, in relation to the feasibility of the construction and operation of the Project, completion of which shall require the following:

(a) identification, and implementation of, any improvements to be made to the front-end engineering and design work for the Project;

(b) preparation of the Construction Contracting Plan and identification of appropriate contractors to conduct the work under all contracts identified by the Construction Contracting Plan as being necessary for the construction of the Project and a commitment from such contractors on the principal terms for such contracts consistent with the terms outlined in the Construction Contracting Plan;

(c) preparation of the Financing Plan (consistent with the Financing Principles) and identification of appropriate providers of the financing proposed by the Financing Plan and a commitment from such providers on the principal terms of the provision of such financing consistent with the terms outlined in the Financing Plan;

(d) preparation of a reasonably detailed estimate of the Total Project Construction Costs and a draft supplementary equity drawdown schedule to apply from the Approval Date which is appropriate to finance such Total Project Construction Costs taking into consideration any Project Financing arranged, or to be arranged, pursuant to paragraph (c);

(e) preparation of a detailed timetable for the construction and implementation of the Project, including target dates for key milestones; and

(f) preparation of a Proposed Development Plan to be submitted to the Board in accordance with Clause 6.3(a).

Final Offer Date has the meaning given in Clause 11.2(b)(iii).

Final Purchase Offer has the meaning given in Clause 11.2(f).

Financial Close means the first date on which:

(a) one or more Group Companies has, or have, entered into one or more definitive agreements for the provision of funding for the completion of construction of the Project in an aggregate amount at least equal to the Total Project Construction Costs set out in the Development Plan (whether such funding is provided from the Shareholders, from third party banks or financial institutions or otherwise); and

(b) if any of the funds are provided by third party bank or financial institutions, the first drawdown of funds under the agreements with such third party banks or financial institutions has become unconditionally committed (other than in respect of any condition precedent related to the exercise of the Re-entry Option).

Financial Close Notice has the meaning given in Clause 6.5(b)(i).

Financial Indebtedness means any indebtedness, present or future, actual or contingent in respect of money borrowed or raised or any financial accommodation.

Financial Year means a period of twelve (12) calendar months ending on a Financial Year End.

Financial Year End means 31 December or such other date as may be fixed for such purpose by the Board from time to time in accordance with this Agreement.

Financing Plan means a plan for the Company and/or the Project Company to obtain funding to finance the Total Project Construction Costs, which is consistent with the Financing Principles and which shall include the following:

(a) details of the total amount, and the source(s), of any funds to be provided to the Company in connection with such financing;

(b) the key terms of such financing;

(c) the costs of such financing;

(d) the Security Interest(s) to be granted by the Company and the Shareholders in connection with such financing; and

(e) the key terms and conditions of any guarantees, undertakings or other support to be provided by the Shareholders (or their Affiliates) in respect of such financing.

Financing Principles means the following principles which will guide the manner in which the Financing Plan is prepared:

(a) the completion of the construction of the Project (excluding any Expansion) shall be financed by way of a Project Financing for the Project;

(b) such Project Financing will be obtained on an optimal basis as set out in paragraphs (c) to (j) below;

(c) in connection with such Project Financing the Shareholders will seek to obtain the maximum amount of senior funding available;

(d) such Project Financing will not include any subordinated debt component unless:

  (i) the weighted average pricing of the debt to be provided would be reduced due to the use of a tranche of subordinated debt; or

  (ii) any particular Shareholder is able to obtain such subordinated debt on terms which:

    (A) do not require any Security Interest to be granted over any assets or rights of the Company or of the Project Company;

    (B) do not require any payment or repayment or other form of financial support, whether direct or indirect, to be made or provided by any other Shareholder; and

    (C) do not increase the weighted average pricing of the debt for the Company or the Project Company;

(e) such Project Financing will be provided by a syndicate of senior lenders comprising the most appropriate institutions, whether commercial lenders, export credit agencies or bilateral or multilateral agencies (by way of example only, such as the African Development Bank and the International Finance Corporation);

(f) the senior lenders' syndicate for the Project Financing will, if appropriate and possible, include multilateral agencies;

(g) each Shareholder will have the option for it, or its Affiliate, to participate in the Project Financing on appropriate terms for such circumstances to be agreed with the other Senior Lenders;

(h) to the extent that shareholder guarantees, undertakings or other financial support from the Shareholders is required to be provided, it will be provided by each of the Shareholders (or their Affiliates) on a several basis in proportion to their respective Participation Interests to support the Project Financing provided that the Project Financing will be, to the extent possible, non-recourse to the Shareholders;

(i) the Shareholders will permit Security Interests to be granted over the assets of the Company and the Project Company in favour of the providers of the Project Financing in such form and manner as may be required; and

(j) in implementing the above Financing Principles, the Shareholders will cooperate to put in place a financing structure consistent with the financial planning requirements of BHPB and its Affiliates (including as to the identity and domicile of the borrower (provided the funds borrowed are ultimately provided to the Project Company) and as to the members of the lenders syndicate) to the extent it does not prejudice the economic interests of any other Shareholder.

Fractional Interest means a one one-millionth (1/1,000,000) part of an Ordinary Share.

GAI Distribution has the meaning given in the Share Subscription Agreement.

GAI Representatives has the meaning given in Clause 3.13(b)(iv).

Glencore means Glencore AG, a company incorporated under the laws of Switzerland and with its registered office at Baarermattstrasse 3 CH-6341, Baar, Switzerland.

Glencore Off-take Agreement means the purchase and sale agreement dated 24 January 2006 between Glencore and the Project Company relating to Glencore's right to acquire a certain portion of the Project off-take.

Global means Global Alumina Corporation, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada.

Global Cash means the amount of "Current Assets – Cash" set out in Global's audited consolidated financial statements for the year ended 31 December 2006 (excluding any portion of such cash being proceeds of borrowing under the Loan Facility Agreement of US$2,674,568) minus US$4,000,000, divided by two, being the sum of US$2,110,027.

Global Costs means the costs and expenses of a Group Company, GAI or Global funded from amounts borrowed pursuant to the Loan Facility Agreement which GAI has agreed to repay directly to the Facility Agent (as defined in the Loan Facility Agreement) on the Effective Date on behalf of the Company being the sum of US$2,250,000 plus the Global Cash of US$2,110,027.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority and includes any self-regulatory organisation established under statute or any stock exchange.

Group means the Company and each Subsidiary of the Company, including for the avoidance of doubt the Project Company.

Group Company means each company which is a member of the Group.

Highest Offer Notice has the meaning given in Clause 11.2(f).

Holding Company means, in relation to a company, any company of which it is a Subsidiary.

Independent Expert means an independent expert appointed under Clause 18.

Information means any Know-how, Technical Data, information, documentation, studies (including feasibility studies), reports, data, contracts, agreements and correspondence relating to the Project or the Intellectual Property Rights, which is in physical form whether in visual or written form or recorded in any other medium in written or electronic form or otherwise.

Initial Business Plan means the agreed business plan for the Group covering the period from 31 December 2006 to 31 December 2007 in the Agreed Form, and including the Drawdown Schedule.

Initial Deemed Investment shall, for the purposes of determining the Participation Interest of any Shareholder, be deemed to be $240,000,000 in the aggregate, which amount shall be attributable to the Shareholders in the following proportions:

(a) GAI – 33⅓%;

(b) BHPB – 33⅓%;

(c) DUBAL – 25%; and

(d) Mubadala – 8⅓%.

Initial Resolutions has the meaning given in Clause 2.1(b).

Initial Shareholder has the meaning given in Clause 10.3.

Initial Subscription Price has the meaning given in the Share Subscription Agreement.

Insolvency Event means, in relation to a Shareholder, the Shareholder:

(a) stops or suspends or threatens to stop or suspend payment of all or a class of its debts;

(b) is insolvent within the meaning of any law applicable to it or unable or taken to be unable to pay its debts, or a court is required by law to presume that the Shareholder is insolvent;

(c) has a receiver, manager, receiver and manager, administrator, or trustee or other like custodian lawfully appointed by any person over all or any of its assets or undertaking or any step preliminary to the appointment of any of them is taken, or has an application or order made, proceedings commenced, resolution passed or proposed in a notice of meeting or an application to a court or other steps taken for:

(i) its winding up, liquidation (other than a voluntary liquidation for the purposes of a bona fide scheme of solvent amalgamation or reconstruction to which its members have consented) or dissolution; or

(ii) it to enter an arrangement, compromise or composition with or assignment for the benefit of its creditors, a class of them or any of them,

and, in the case of any application, proceeding, notice or step, it is not withdrawn, stayed, struck out or dismissed within 21 days after it is made.

Intellectual Property Rights means all intellectual and industrial property rights (whether conferred by statute, common law, equity or otherwise and subsisting anywhere in the world) relevant to the Project, including all rights in Know-how and Technical Data and in all other things relevant:

(a) to the detailed design and construction of the Project (including all process and infrastructure assets);

(b) to the testing, commissioning, operation and maintenance of the Project (including all process and infrastructure assets), at the design rate and operating cost; and

(c) to securing the Project and enabling effective interfacing of the Project with all government and local authorities, employees, communities, customers and all other stakeholders in the Project.

Interest Rate means the British Bankers' Association Interest Settlement Rate for dollars for a period of one month displayed at or about 11.00 a.m. (London time) on the relevant date on the appropriate page of the Telerate screen plus four (4) per cent. per annum.

Interim Business Plan has the meaning given in Clause 8.1(h).

International Accounting Standards means the International Financial Reporting Standards promulgated by the International Accounting Standards Board from time to time.

Internal Approvals has the meaning given in Clause 6.4(a).

Internal Expansion Approvals has the meaning given in Clause 6.7(d).

Key Employees has the meaning given in Clause 3.13(b).

Know-how means information, know-how and techniques (whether or not confidential and in whatever form held) relating to the Project including:

(a) formulae, discoveries, design specifications, designs, plans, drawings, data, manuals and instructions;

(b) marketing and promotional information;

(c) strategies, business plans, budgets and forecasts; and

(d) technical or other expertise.

Law means any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, rule or subordinate legislation.

Listed Company means a company whose equity securities are included on an official list of a securities exchange in any country.

Management Team means the Key Employees together with any other individuals appointed to such senior positions within the Group Companies as may from time to time be created, or designated, by the CEO or the Board (excluding committees of the Board and, in each case, in accordance with the terms of this Agreement) as being members of the management team.

Manual of Authorities means a manual setting out the duties, responsibilities and authorities of each of the Key Employees which, in the case of the CEO, shall be consistent with the approval and signing authority limits set out in Schedule 3 (as the same may be increased or reduced in accordance with the terms of this Agreement).

Market Price has the meaning given in Clause 11.4(b).

Marubeni means Marubeni Corporation, a company incorporated under the laws of Japan and with its administrative office at 1-4-2 Ohtemachi, Chiyoda-ku, Tokyo, Japan.

Marubeni Off-take Agreement means the purchase option agreement dated 2 March 2006 between Marubeni and the Project Company relating to Marubeni's right to purchase a certain percentage of the Project off-take following an Expansion.

Material Breach has the meaning given in Clause 9.1.

Material Breach Notice has the meaning given in Clause 9.3(a).

Mining Concession means the mining concession granted to Global by Decree No. D/2005/053/PRG/SGG of the President of the Republic of Guinea dated 22 November 2005.

Mining Register means the register of mining titles existing at the Section of Geological and Mining Data of the Centre for Mining Promotion and Development (*Centre de Promotion et de Développement Minier* (CPDM)) at the Ministry of Mines and Geology of the Republic of Guinea.

Monthly Construction Report has the meaning given in Clause 3.17(a).

Monthly Operating Report has the meaning given in Clause 3.18(a).

Mubadala Representative has the meaning given in Clause 3.13(b)(vi).

Non-Approving Expansion Shareholder has the meaning given in Clause 6.7(f)(ii).

Non-Approving Shareholder has the meaning given in Clause 6.4(e).

Non-Contributed Capital has the meaning given in Clause 6.4(g)(vii).

Non-Contributed Expansion Capital has the meaning given in Clause 6.8(c)(i).

Non-reserved Matter means any matter for which a Unanimous Resolution is required under Clause 3.11(d), (e) or (i).

Notice of Acceptance has the meaning given in Clause 11.4(a).

Offer has the meaning given in Clause 10.6(c).

Offered Shares has the meaning given in Clause 11.2(b).

Offer Notice has the meaning given in Clause 10.6(a).

Offer Period has the meaning given in Clause 10.6(d).

Offeror has the meaning given in Clause 10.6(a).

Offeror's Offer has the meaning given in Clause 10.6(a).

Off-take Agreement means, in relation to each Shareholder, the agreement in writing between that Shareholder (or its Affiliate), on the one hand, and the Project Company or the Company, on the other hand, in respect of the sale and purchase of alumina production from the Project in substantially the form of the Agreed Form of Shareholder Off-take Agreement.

Off-take Rights has the meaning given in Clause 5.1(b).

Operational Funding has the meaning given in Clause 4.4(a).

Operating Phase means the period following the Commissioning Date.

Optimisation Work means any work to be undertaken by, or on behalf of, the Company or the Project Company during the Development Phase with the purpose of increasing the expected internal rate of return to the Shareholders in respect of the Project.

Option Deadline Date has the meaning given in Clause 6.5(b).

Option Expiry Date has the meaning given in Clause 11.1(a)(ii).

Ordinary Resolution has the meaning given in Clause 3.9(c).

Ordinary Shares means the ordinary shares in the capital of the Company from time to time having attached thereto the rights and privileges specified in the Articles and this Agreement or, in the event of any sub-division, consolidation or redesignation or analogous event, any shares deriving therefrom. For the avoidance of doubt, one million Fractional Interests constitutes one (1) Ordinary Share.

Participating Shareholders has the meaning given in Clause 11.2(b).

Participation Interest means, in respect of any Shareholder at any time, an amount (expressed as a percentage) equal to:

(a) the aggregate par value of all Preferred Shares held by the Shareholder at such time plus the Initial Deemed Investment attributable to such Shareholder; ***divided by***

(b) the aggregate par value of all Preferred Shares in issue at such time plus the Initial Deemed Investment attributable to all Shareholders,

and for greater certainty the Participation Interest of each Shareholder immediately following Completion shall be as follows:

(i) GAI – 33⅓%;

(ii) BHPB – 33⅓%;

(iii) DUBAL – 25%; and

(iv) Mubadala – 8⅓%,

and for further certainty, if at any time a Shareholder ceases to hold any Fractional Interests, its Participation Interest shall be taken to be zero for all purposes.

Parties means the parties to this Agreement from time to time and shall include any person who has executed a Deed of Accession in accordance with Clause 10.7(b)(i).

Persons Acting in Concert means persons who, pursuant to an agreement or an understanding (whether formal or informal), actively co-operate through the acquisition by any of them of shares in a Shareholder or a Holding Company of a Shareholder to obtain or consolidate a Controlling Interest in relation to that Shareholder or Holding Company, or agree so to co-operate.

Potential Purchasers has the meaning given in Clause 11.1(a)(ii).

Preferred Shares means the preferred shares in the capital of the Company from time to time having attached thereto the rights and privileges specified in the Articles and this Agreement or, in the event of any sub-division, consolidation or redesignation or analogous event, any shares deriving therefrom.

Price Certificate has the meaning given in Clause 11.4(b).

Price Offered has the meaning given in Clause 11.2(a)(ii).

Prior Business Plan has the meaning given in Clause 8.1(i).

Project means the development (including, without limitation, the design and engineering), construction and operation of bauxite mines, the Sangaredi alumina refinery and related infrastructure in the Republic of Guinea, in each case, as contemplated by the

Basic Agreement, and includes any Expansion approved and undertaken in accordance with this Agreement.

Project Agreements means the Technical Services Agreement, the Aluminpro Services Agreement, each Off-take Agreement and each Existing Off-take Agreement.

Project Company means Guinea Alumina Corporation, S.A., a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immeuble Labe, *1iere* Etage, Conakry, Guinea.

Project Financing means external third party funding obtained directly or indirectly by one or more Group Companies from one or more syndicate(s) of banks and/or other financial institutions for the purpose of financing a portion of the Total Project Construction Costs.

Project Information means any Information:

(a) owned by or otherwise held by a Group Company as at the date of this Agreement or at any time thereafter; and

(b) capable of being licensed by the relevant Group Company for use by the Shareholders and their Affiliates without infringing the rights of any other person (including any Shareholder and their Affiliates),

Project Intellectual Property Rights means any Intellectual Property Rights:

(a) owned by, or licensed to, a Group Company as at the date of this Agreement or at any time thereafter; and

(b) capable of being licensed by the relevant Group Company for use by the Shareholders and their Affiliates without infringing the rights of any other person (including any Shareholder and their Affiliates).

Proposed Development Plan has the meaning given in Clause 6.3(a).

Purchase Notice has the meaning given in Clause 11.2(a).

Purchase Offer has the meaning given in Clause 11.1(a)(ii).

Purchasing Shareholders has the meaning given in Clause 11.2(a)(i).

Re-entry Option has the meaning given in Clause 6.5(a).

Re-entry Payment has the meaning given in Clause 6.5(c).

Register of Shareholders means a share register with details of each Shareholders' holdings of, and dealings with, Shares recorded therein.

Reimbursement Amount has the meaning given in Clause 5.4(b)(i).

Rejection Notice has the meaning given in Clause 11.4(b).

Related Party means a Shareholder, Affiliate of a Shareholder or any of their Significant Shareholders.

Related Party Shareholder has the meaning given in Clause 3.12(a).

Related Party Transaction means any contract or other legally binding transaction, arrangement or understanding between a Group Company, on the one hand, and a Related Party, on the other hand, other than the entry into of a Transaction Document. For greater certainty, the terms of any secondment of any employee by a Group Company from a Shareholder or its Affiliate (other than from BHPB or its Affiliates under the Technical Services Agreement in place as at the date of this Agreement) shall be deemed to be a Related Party Transaction.

Related Rights means, in respect of Shares, all rights attached to those Shares.

Relevant Financial Year has the meaning given in Clause 8.1(i).

Reorganisation means an internal reorganisation of the Changed Party and/or its Affiliates where the Changed Party's ultimate Holding Company remains unchanged, provided that, if BHPB is the Changed Party, either BHP Billiton Plc or BHP Billiton Limited may be the ultimate Holding Company of BHPB following such reorganisation.

Response Period has the meaning given in Clause 11.4(a).

Sale Period has the meaning given in Clause 10.6(f).

Sale Shares has the meaning given in Clauses 10.6.

Security Interest means an interest or power:

(a) reserved in or over any interest in any asset including, without limitation, any retention of title; or

(b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power by way of security for the payment of debt or any other monetary obligation or the enforcement of any other obligation and whether or not existing or agreed to be granted or created.

Seller has the meaning given in Clause 10.6.

Selling Shareholder has the meaning given in Clause 10.5.

Share means any of the Ordinary Shares (including any Fractional Interests therein) or Preferred Shares.

Shareholder Off-take Price means the price payable by the Shareholders (or their Affiliates) for alumina as "Buyer" under the Off-take Agreements.

Shareholders mean the holders of the Fractional Interests from time to time, being, as at the Effective Date, GAI, BHPB, DUBAL and Mubadala.

Shareholding Percentage means, in relation to a Shareholder, the percentage of the total number of all the issued Fractional Interests (including the Fractional Interests held by that Shareholder) that are held by that Shareholder from time to time.

Share Subscription Agreement means the share subscription agreement dated [#] April 2007 between Global, GAI, the Company, BHPB, DUBAL and Mubadala pursuant to which each of BHPB, DUBAL and Mubadala have agreed to subscribe for Fractional Interests upon and, subject to, the terms and conditions set out in such agreement.

Significant Shareholder means, in relation to a company, a person who has the power, whether held directly or indirectly and by whatever means (and whether or not enforceable at law or in equity):

(a) to exercise or control the right to vote attached to 20 percent or more of the issued shares in that company (whether alone or pursuant to an agreement with other shareholders or members);

(b) to dispose of or exercise a right of disposal in respect of 20 percent or more of the issued voting shares in that company; or

(c) to appoint 20 percent or more of the number of directors to the board of that company.

Special Resolution has the meaning given in Clause 3.10.

Subsidiary means, in relation to any company (the ***First Company***), a company in which the First Company has a Controlling Interest. For the avoidance of doubt, any company which is a Subsidiary of the First Company shall also be a Subsidiary of any further company of which the First Company is a Subsidiary.

Super Resolution means a resolution approved at a Board Meeting by all the Directors then appointed provided that a resolution shall be deemed to have been validly passed as a Super Resolution if the Director(s) representing a single Shareholder do(es) not approve such resolution but the Directors representing all the other Shareholders do approve such resolution.

Technical Data means all research materials, technical reports, test results, analyses, computer programs, computer data bases, computer and software routines, network and topology diagrams and information, working papers, drawings, specifications, formulae, manufacturing processes, operating policies and procedures and other technical and scientific data and information of whatever kind relating to the Project.

Technical Services Agreement means any agreement for the provision to a Group Company of technical services and/or support by a Technical Services Provider and, as at the date of this Agreement, means the technical services and support agreement dated on or about the date of this Agreement pursuant to which BHPB Billiton International Services Limited has been appointed as the Technical Services Provider.

Technical Services Provider means a provider of technical services and support to a Group Company under a Technical Services Agreement and any successors or permitted assigns of any such technical services provider, and, as at the date of this Agreement, means BHPB Billiton International Services Limited.

Third Party has the meaning given in Clause 10.4.

Total Project Construction Costs has the meaning given in Clause 6.3(b)(iv).

Transaction Documents has the meaning given in the Share Subscription Agreement.

Transferor means a Shareholder which proposes or is obliged to transfer all, or some of, its Shares in accordance with this Agreement and refers to the Shareholder both before and after registration of the relevant transfer of Shares.

Unanimous Resolution has the meaning given in Clause 3.11.

Verification Study means the study being carried out by BHPB, DUBAL and Mubadala, in conjunction with Bechtel, as at the date of this Agreement for the purposes of reviewing and verifying certain work performed by GAI and its Affiliates in relation to the Project prior to Completion and making proposals for the Optimisation Work.

Written Board Resolution means a resolution of the Directors in writing signed by each Director in accordance with the Articles.

Written Shareholders' Resolution means a resolution of the Company in writing signed by each Shareholder in accordance with the Articles.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a Clause or Schedule is a reference to a Clause of or a Schedule to this Agreement.

(e) A reference to an agreement or document (including, without limitation, a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

(f) A reference to a Party to this Agreement or another agreement or document includes the Party's successors, permitted substitutes and assigns (and, where applicable, the Party's legal personal representatives).

(g) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(h) A reference to ***conduct*** includes, without limitation, an omission, statement and undertaking, whether or not in writing.

(i) A reference to an ***agreement*** includes any undertaking, deed, agreement and legally enforceable arrangement whether or not in writing and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(j) A reference to ***dollars***, ***US$*** and ***$*** is to the currency of the United States of America.

(k) Mentioning anything after ***includes***, ***including***, ***for example***, or similar expressions, does not limit what else might be included.

(l) A reference to a percentage or proportion shall be the percentage or proportion calculated to four (4) decimal places.

1.3 Incorporation of Schedules

Each Schedule is incorporated by reference in this Agreement. If there is any inconsistency between any Schedule and any provision of this Agreement, the provision of this Agreement prevails to the extent of the inconsistency.

1.4 Consents or approvals

Unless otherwise specified, if the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a Party or is within the discretion of a Party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the Party in its absolute discretion.

2. Structure of the Company

2.1 Initial Shareholders' Resolutions

(a) On the Effective Date, the Shareholders shall convene a general meeting of the Company (or procure that a general meeting is convened) for the purpose of passing the Initial Resolutions and each Shareholder shall consent to short notice in respect of that meeting and shall either:

(i) attend and vote at that meeting in favour of the Initial Resolutions; or

(ii) pass a Written Shareholders' Resolution in favour of the Initial Resolutions.

(b) ***Initial Resolutions*** means the resolutions of the Directors and/or Shareholders, in the form previously approved by each Shareholder necessary to give effect to the Transaction Documents including all transactions contemplated therein, including the following matters:

(i) if necessary, increasing the authorised share capital of the Company in accordance with the requirements of this Agreement through the creation of additional Preferred Shares, provided that in determining the amount of such increase the Shareholders shall take into account any Preferred Shares which were created but not allotted prior to the Effective Date; and

(ii) authorising the Directors to issue and allot Preferred Shares to the Shareholders in accordance with this Agreement.

2.2 Proportionate shareholdings

(a) The Parties acknowledge that as at the Effective Date the only share capital issued by the Company are three (3) Ordinary Shares in which each Shareholder holds Fractional Interests and the number of Fractional Interests held by each Shareholder, and their respective Shareholding Percentages, are as follows.

Shareholder	Fractional Interests Held	Shareholding Percentage
GAI	1,000,000	33⅓%
BHPB	1,000,000	33⅓%
DUBAL	750,000	25%
Mubadala	250,000	8⅓%

(b) The Shareholding Percentage of each Shareholder may only be varied in accordance with the provisions of this Agreement.

3. Conduct of Business

3.1 Conduct of Company's business

Each Shareholder (to the extent that it can lawfully do so) shall exercise its rights under this Agreement and its powers in relation to the Company and, indirectly, the Project Company to ensure that:

(a) the Company performs and complies with all of its obligations under this Agreement;

(b) each Group Company performs and complies with all of its obligations under each Project Agreement to which it is a party and complies with the restrictions imposed on it by the Articles (in the case of the Company) or its constitutional documents (in the case of any other Group Company); and

(c) the Business is conducted by the Group:

(i) in accordance with sound and good business practice;

(ii) in accordance with internationally accepted practice in the international resources industry;

(iii) without any Group Company engaging in any Corrupt Activity; and

(iv) in accordance with the policies, procedures, practices and standards set out in the Approved Operating Policies which, for the avoidance of doubt, shall apply with immediate effect from the Effective Date.

3.2 Scope of the Business

The Shareholders and the Company acknowledge and agree that, unless and to the extent authorised by a Unanimous Resolution, the business of the Group shall be confined to the conduct of the Business.

3.3 Company dealings

The Shareholders acknowledge that they, and their respective Affiliates, may engage in activities which compete with the Business or any other business of a Group Company.

3.4 Management of the Business

(a) The Board shall be responsible for the overall direction and control of the Company and the formulation of the policies to be applied in the conduct of the Business.

(b) The Shareholders shall procure that the board of directors of the Project Company shall be responsible for the overall direction and control of the Project Company, subject to any lawful directions of the Company (being its sole shareholder).

(c) The directors of each Group Company may, subject to applicable laws, the provisions of the Group Company's constitutional documents and this Agreement, exercise all of the powers of that Group Company.

(d) Subject to applicable Law, the Manual of Authorities and the terms of this Agreement (in particular Clause 3.14 and Schedule 3), the CEO shall be responsible for the day-to-day management, supervision and control of the Business of the Company and the Project Company. The Shareholders shall procure that the CEO report to the Board in relation to the Business of the Company and the Project Company in accordance with Clauses 3.15 to 3.18.

3.5 Delegation

(a) Subject to approval by the Board in accordance with this Agreement, the Board may establish one or more committees of Directors or their alternates, to advise and assist the Board, to make recommendations to the Board and/or to decide such matters as the Board may delegate to such committee(s) from time to time, provided that any action that would otherwise require the approval of an Ordinary Resolution, Special Resolution or Unanimous Resolution under this Agreement shall be subject to equivalent quorum and approval requirements as those set out in this Agreement in relation to the Board when delegated to such committee(s).

(b) Subject to approval by the Board by Special Resolution, the Board may (by grant of a power of attorney or otherwise) authorise certain individuals to sign documents and thereby bind the Company. The Shareholders agree, and will procure that, the CEO is authorised by the Board to sign documents and thereby bind the Company within the scope of the CEO's authority set out in Schedule 3 and otherwise in order to give effect to the Manual of Authorities.

3.6 Directors

(a) The Company shall have a maximum of nine (9) of Directors.

(b) Subject to sub-Clause (g) below, GAI shall be entitled to appoint three (3) Directors, BHPB shall be entitled to appoint three (3) Directors, DUBAL shall be entitled to appoint two (2) Directors and Mubadala shall be entitled to appoint

one (1) Director. A Shareholder shall be entitled to remove a Director appointed by it and no Shareholder shall take any action to remove a Director not appointed by it unless requested to do so by the relevant appointing Shareholder.

(c) The Shareholders shall nominate the individual(s) it wishes to appoint as Directors in accordance with its entitlement pursuant to this Clause 3.6, by notice in writing to the Company from an authorised signatory of that Shareholder and the Shareholders shall procure that any such individual(s) is (or are) appointed as Directors in accordance with applicable Law promptly following such nomination.

(d) Each Shareholder entitled to appoint a Director under this Agreement shall ensure that at all times it has appointed at least one Director.

(e) Each Shareholder shall endeavour to provide the other Shareholders with reasonable advance notice of the identity of any person whom it proposes to appoint as a Director.

(f) A Director appointed by a Shareholder may take into account the interests of that Shareholder and may act on the directions of that Shareholder in performing any of his or her duties or exercising any power, right or discretion as a Director, except in any particular case where no honest and reasonable director could have formed the view that, in so doing, the Director was acting in good faith in the best interests of the Company.

(g) If the Shareholding Percentage of any Shareholder varies from those existing as at the Effective Date, that Shareholder shall be entitled to appoint the number of Directors equal to 0.09 multiplied by its Shareholding Percentage, rounded to the nearest whole number (for the avoidance of doubt, 0.5 shall be rounded down). For the avoidance of doubt, any Shareholder with a Shareholding Percentage of less than 5.5556% shall not be entitled to appoint any Directors. If, as a result of the operation of this sub-Clause (g), any Shareholder has appointed a number of Directors in excess of its then current entitlement, it shall cause such excess Directors to resign or be removed immediately.

(h) Subject to applicable Law, each Director may appoint any person, either for a stated period or until the happening of a specified event, to act as an alternate Director whenever the Director is unable to attend to duties as a Director as a result of absence, illness or otherwise. Any such appointment must be in writing and signed by the appointing Director and a copy of the instrument of appointment must be given to the Company and to the registered agent of the Company. Subject to applicable Law, an alternate Director shall entitled to exercise all of the rights of his or her appointing Director (including the right to receive notice of Board Meetings and to attend and vote at Board Meetings if his or her appointing Director is not present) and shall, subject to any restrictions set out in the instrument of appointment, be entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of his or her appointing Director.

(i) Subject to the provisions of this Clause 3.6, the appointment, removal, resignation and replacement of Directors and alternate Directors shall occur in accordance with the Articles and applicable Law.

3.7 Chairman of the Board

(a) The Chairman of the Board shall be a Director and shall be appointed (and may be removed or replaced) by an Ordinary Resolution.

(b) If the Chairman of the Board is not present at any Board Meeting, the Board Meeting shall be chaired by a Director elected by the Directors present at that meeting.

(c) The Chairman of the Board shall not have a casting vote on any matter.

3.8 Board Meetings

(a) Board Meetings shall be held not less than once every three (3) months, or with such other frequency as may be agreed from time to time by the Shareholders.

(b) Subject to the Articles, Board Meetings may be called at any time by any Shareholder.

(c) Subject to the Articles and Clauses 6.4(g)(ii) and 9.5(a)(ii), the quorum for Board Meetings shall comprise at least one Director appointed by each Shareholder entitled to appoint one or more Directors under Clause 3.6. Each Shareholder shall use its reasonable endeavours to ensure that a Director appointed by it attends each meeting of the Board and that a quorum is present throughout the meeting.

(d) If a quorum is not present within two (2) hours of the scheduled time for a Board meeting, the meeting shall be adjourned to the same day of the second following week at the same time and the same place, or as may otherwise be agreed by all of the Directors, provided that it takes place not later than 21 days after the initially scheduled meeting. Each Director shall be notified of the agreed time, date and place of the adjourned meeting as soon as practicable. Unless otherwise approved by all of the Directors, if a quorum is not present within two (2) hours of the rescheduled time for the meeting, the Directors then present shall constitute a quorum.

(e) Unless otherwise approved by the Board by Unanimous Resolution, all Board Meetings shall be held in such places that do not jeopardise the tax residency or domicile of any Group Company and will not require any Group Company to pay any taxes in any jurisdiction other than the Republic of Guinea or the British Virgin Islands.

(f) Directors may participate in Board Meetings by video or telephone conference call and such participation shall be deemed to constitute presence in person at such meeting.

(g) All Board Meetings shall be called not less than fourteen (14) days in advance, unless all the Directors consent to shorter notice.

3.9 Voting

(a) Each Director may vote on any action or resolution proposed at any Board Meeting unless the Director is prohibited from voting on that matter by any of Clauses 3.12, 6.4(g)(ii) or 9.5(a)(ii).

(b) Subject to Clauses 3.12, 6.4(g)(ii) and 9.5(a)(ii), the Directors appointed by each Shareholder and attending a Board Meeting shall be entitled to cast, in aggregate, with respect to each action proposed to be taken at a Board Meeting, the number of votes equal to the Shareholding Percentage of their appointing Shareholder rounded to two (2) decimal places. For the avoidance of doubt, as at the Effective Date, the Directors appointed by each Shareholder and present at a Board Meeting shall be entitled to cast, in aggregate, the following number of votes with respect to each action proposed to be taken at that Board Meeting:

Directors appointed by	Aggregate voting entitlement
GAI	33.33
BHPB	33.33
DUBAL	25.00
Mubadala	8.33

(c) All action taken by the Board at a Board Meeting, other than action in relation to a matter for which a Special Resolution, Unanimous Resolution, Super Resolution or other specific majority is required by this Agreement, shall be adopted by the affirmative vote of Directors who cast, individually or in aggregate, a majority of the votes that could be cast at that Board Meeting if all Directors able to vote on that matter were present (***Ordinary Resolution***).

3.10 Special matters

The Shareholders shall procure that the Company does not, and that each Group Company does not, take any action or pass any resolution in respect of any of the following matters unless such action or resolution has received the approval of Directors who cast, individually or in aggregate, at least seventy-six per cent. (76%) of the votes that could be cast at that Board Meeting if all Directors entitled (in accordance with the terms of this Agreement) to vote on that matter were present (***Special Resolution***):

(a) the borrowing, or incurring or entering into a binding term sheet in respect of any Financial Indebtedness, by a Group Company of an amount in excess of any thresholds set out in Schedule 4, and the terms of any such borrowing or Financial Indebtedness;

(b) subject to Clause 3.11(f), the entering into of a transaction involving the incurring of any capital expenditure by any Group Company in excess of any thresholds set out in Schedule 4 (for this purpose, ***capital expenditure*** means expenditure that

would be treated as such in accounts prepared in accordance with International Accounting Standards);

(c) any change in the accounting policies of a Group Company otherwise than in accordance with the applicable accounting standards, or any change of the Auditors or Financial Year End of any Group Company;

(d) the exercise by any Group Company of any material discretion or decision vested in it as borrower under any agreements with third party lenders;

(e) any decision that profits available for distribution to the Shareholders (or any part thereof) be retained by the Company and not distributed to and among the Shareholders in accordance with Clause 7(c) or are to be distributed other than in accordance with this Agreement;

(f) the granting or creation of a Security Interest over all or a substantial part of all the assets of a Group Company;

(g) the entering into, and the execution and delivery, of any contract relating to a Related Party Transaction or any amendment, variation, enforcement or termination of any such contract, in each case, by a Group Company, other than the entry into, or execution and delivery, of any Transaction Document by a Group Company;

(h) any Group Company entering into, or executing and delivering any contract relating to, a transaction or arrangement exceeding the thresholds as to value or duration set out in Schedule 4;

(i) any Disposal by a Group Company of assets of the Group exceeding any thresholds set out in Schedule 4 or any Group Company entering into an arrangement, or executing and delivering any contract, under which any Group Company agrees to such a Disposal, other than in each such case any Disposal pursuant to the Off-take Agreements or the Existing Off-take Agreements;

(j) the institution, compromise, settlement or discontinuance of any legal, arbitration or other proceedings (other than routine debt collection proceedings or any proceedings in connection with a Transaction Document) exceeding any thresholds set out in Schedule 4;

(k) the lending of money or provision of financial accommodation by a Group Company to any person (other than another Group Company) in excess of US$50,000, other than deposits with a bank or other financial institution the normal business of which includes the acceptance of deposits, or the granting of credit to customers in the ordinary course of business;

(l) subject to Clause 3.11(j), approving any Approved Plan (other than the Development Plan and the Initial Business Plan), and approving any revision or supplementary provision to any Approved Plan (other than the Development Plan and the Initial Business Plan), including the giving of any directions to the CEO which are inconsistent with the then current Approved Plan;

(m) the suspension, cessation or abandonment of the Project or of a material portion of the Project;

(n) subject to Clause 13.7, any sale, transfer or licensing of any Project Intellectual Property Rights or the Project Information or any interest therein or the right to retain, use, reproduce, apply or exploit the Project Intellectual Property Rights or the Project Information, by a Group Company to any person;

(o) the appointment of any Key Employee and, to the extent not set out in this Agreement, determination of the terms of his or her employment and his or her duties and responsibilities (including any amendments thereto), including the approval of the Manual of Authorities and any amendments thereto but, subject at all times to Clause 3.11(m), excluding the amendment of any approval and signing authority limits of the CEO (and consequential amendments to the Manual of Authorities) which, for greater certainty and unless Clause 3.11(m) applies, may be carried out by Ordinary Resolution;

(p) the adoption, or amendment to, any policies, procedures, practices and standards applicable to the Business;

(q) the entering into of commitments to assume the liabilities of any person other than another Group Company, whether contingently or otherwise;

(r) the entry into of any hedging transaction, the participation in any securitisation or the entry into, or participation in, any similar financial instruments or transactions by a Group Company in relation to any assets or obligations of the Project Company or the Company for the purpose of reducing the economic impact to the Business of changes in the price of any input to, or output of, the Project, in each case, other than the Transaction Documents;

(s) any other matter or thing requiring a Special Resolution under this Agreement.

In determining whether any of the matters described above requires approval by a Special Resolution, any series of related or connected transactions in any period of twelve (12) consecutive months which when aggregated exceed a monetary amount specified or referred to in a sub-Clause set out above shall be construed as a single transaction.

3.11 Unanimous matters

The Shareholders shall procure that the Company does not, and that each Group Company does not, take any action or pass any resolution in respect of any of the following matters unless such action or resolution has received the approval of (i) Directors who cast, individually or in aggregate, at least one hundred per cent. (100%) of the votes that could be cast at that Board Meeting if all Directors entitled (in accordance with the terms of this Agreement) to vote on that matter were present or (ii) all Shareholders that are entitled (in accordance with the terms of this Agreement) to vote on that matter pursuant to an agreement reached, or resolution passed, by such Shareholders and evidenced in writing (a copy of which has been given to the Company) (***Unanimous Resolution***):

(a) save as provided in Clauses 2, 4 and 7, the allotment, issue, redemption or repurchase of shares in the capital of a Group Company (including any fractional interests in such shares and any repayment of capital by a Group Company to any of its shareholders) or of any other security of a Group Company, or the granting of an option or right to subscribe for or convert any instrument into shares in the capital of a Group Company (or fractional interests in such shares) or any other security of a Group Company, or the Disposal by the Company of any shares, fractional interests in shares or security that it holds in a Subsidiary of the Company;

(b) the expansion of the business of the Group beyond the conduct of the Business, or the making of any material change to the business of any Group Company, including any material change in the nature, scope or geographical area of such business (other than an Expansion);

(c) the subscription by a Group Company for, or purchase by a Group Company of, shares in or debentures of or of any other equity participation in any body corporate or business, or the entering into of any partnership or joint venture by a Group Company;

(d) the delegation of any power or authority of the directors of a Group Company to any person other than to:

(i) the CEO pursuant to this Agreement; or

(ii) a committee of directors (or their alternates) of that Group Company in accordance with Clause 3.5(a), or on such other basis as all the Shareholders have agreed in writing;

(e) the amendment, variation, enforcement or termination of any Transaction Document or Existing Off-take Agreement by a Group Company other than in accordance with the terms of such Transaction Document or Existing Off-take Agreement;

(f) any amendment of the Articles or the constitutional documents of any Group Company;

(g) the merger, consolidation or amalgamation of a Group Company with or into any other company or corporate entity;

(h) the making of any recommendation with respect to, the making of any application for, or the commencement of any proceedings or the taking of any steps for the winding up, liquidation, or appointment of any administrator of any Group Company or appointment of a receiver, manager, receiver and manager, administrator, trustee or other like custodian over all or any of the assets or undertaking of a Group Company;

(i) the approval of any increase to the budget for Optimisation Work to be conducted during the Development Phase from that set out in the Initial Business Plan;

(j) subject to Clause 6.4(e), approving the Development Plan and the corresponding supplementary equity drawdown schedule and approving any revision or supplementary provision to the Development Plan or the Initial Business Plan;

(k) any Disposal by a Group Company of all or a substantial part of the assets of the Group (taken as a whole) or any Group Company entering into an arrangement, or executing and delivering any contract, under which any Group Company agrees to such a Disposal, other than any Disposal pursuant to the Off-take Agreements or the Existing Off-take Agreements; and

(l) the entry into of, or amendment or variation to, any agreement between the Company or the Project Company and any of the Shareholders (or their Affiliates) as to the arrangements for the shipping of alumina production from the Project from the port facilities constructed as part of the Project;

(m) the setting of any approval and signing authority limits of the CEO below:

(i) the limits set out in Schedule 3; or

(ii) during the Operating Phase, any limits in excess of those set out in Schedule 3 contained in an Approved Plan for the term of that Approved Plan;

(n) subject to Clause 6.7, the approval of any Expansion; and

(o) any other matter or thing requiring a Unanimous Resolution under this Agreement.

3.12 Related Party Transactions

In relation to any Related Party Transaction:

(a) the Directors appointed by the Shareholder which:

(i) is the Related Party concerned;

(ii) is an Affiliate of the Related Party concerned; or

(iii) whose Significant Shareholder or whose Affiliate's Significant Shareholder is the Related Party concerned,

(a ***Related Party Shareholder***) shall have no right to vote, and shall not vote, in relation to such matter at any meeting of directors of the applicable Group Company; and

(b) if the Related Party Transaction requires a vote of the Shareholders in relation to such matter (whether under this Agreement, the Articles or applicable Law), the Related Party Shareholder shall have no right to vote, and shall not vote, in relation to such matter.

3.13 Employees, Key Employees and Management Team

(a) Subject to paragraph (b) and the terms of this Agreement, the CEO shall be responsible for the employment, training, supervision and dismissal of all staff and personnel employed by a Group Company. The Shareholders shall procure that in

exercising his/her authority pursuant to this paragraph (a), the CEO shall seek to recruit and retain the best person for the particular role to be filled at all times, based on a policy of favouring, to the extent practicable, the development and recruitment of local Guinean nationals whilst at the same time recognising the need for recruitment and training of employees of each of the Shareholders.

(b) The Shareholders shall procure that the Company appoints, whether by way of a secondment arrangement with a Shareholder or its Affiliate (with an employment contract with the Company or the Project Company) or through a direct employment relationship (at the election of the nominating Shareholder but subject to approval of the terms of any such secondment which constitutes a Related Party Transaction in accordance with Clause 3.10 and the definition of Related Party Transaction in Clause 1.1), as soon as practical after the Effective Date and maintains in office at all times (otherwise than set out below):

(i) a chief executive officer for the Company and the Project Company, who shall be the same individual (the ***CEO***)

(ii) a chief financial officer for the Company and the Project Company, who shall be the same individual (the ***CFO***);

(iii) a company secretary for the Company and the Project Company, who shall be the same individual (the ***Company Secretary***);

(iv) two representatives for the Project Company (the ***Global Representatives***);

(v) two representatives for the Project Company (the ***DUBAL Representatives***); and

(vi) a representative for the Project Company (the ***Mubadala Representative***),

all such persons appointed to the positions referred to in paragraphs (i) to (ix) above being the ***Key Employees***).

(c) Subject to Clauses 6.4(g)(iii):

(i) the CEO and the CFO shall each be an individual nominated by BHPB;

(ii) the Global Representatives shall each be individuals nominated by GAI;

(iii) the DUBAL Representatives shall each be individuals nominated by DUBAL; and

(iv) the Mubadala Representative shall be an individual nominated by Mubadala.

(d) The appointment of any individual nominated by a Shareholder for appointment as a Key Employee in accordance with sub-Clause (c) above is subject to the approval of the Board by Special Resolution. Each Shareholder hereby agrees to procure the appointment of any individual nominated by a Shareholder unless

such Shareholder has reasonable grounds for objecting to the appointment of such nominee based solely upon:

(i) a patent lack of qualifications for the position for which such individual has been nominated; or

(ii) a patent lack of experience for the position for which such individual has been nominated.

If the Board refuses to approve the appointment of any individual nominated by a Shareholder for any position in accordance with sub-Clause (c) above, the relevant Shareholder may make such further nominations until such time as the Board approves one of its nominees for appointment to that position.

(e) A Shareholder shall be entitled to remove from office any Key Employee nominated by it pursuant to sub-Clause (c) above and no Shareholder shall take any action to remove any Key Employee nominated by another Shareholder pursuant to sub-Clause (c) above unless requested to do so by the relevant nominating Shareholder or sub-Clause (f) applies.

(f) If any Key Employee:

(i) commits an act of fraud or gross misconduct (including a material breach of the Company's "Code of Conduct" for its employees) in the performance of his or her duties and responsibilities; or

(ii) materially acts outside the scope of his or her authority as determined by the Manual of Authorities and this Agreement; or

(iii) consistently and materially fails to perform the duties and responsibilities reasonably expected to be performed by that Key Employee as contemplated by this Agreement and the Manual of Authorities or materially fails to comply with the reasonable and legitimate requests, instructions or directions of the Board (including any instructions or directions of the Board following a recommendation to it from a committee of the Board), in the case of the CEO, or the CEO, in the case of any other nominees,

then the Board may by ordinary resolution:

(A) give notice to the relevant Key Employee requiring them to remedy or rectify such act or failure, as the case may be, within thirty (30) days of the later of such notice or, in the event of any Dispute arising regarding the operation of sub-Clause (f)(iii), the date of resolution of such dispute in accordance with Clause 19.15 (as varied by sub-Clause (h) below); or

(B) if the grounds for dismissal is the commission of an act of fraud, the Board may by Ordinary Resolution terminate the appointment of that Key Employee with immediate effect.

(g) If such act or failure is not remedied by the relevant Key Employee within the period referred to in sub-Clause (f)(A) above, the Board may by Ordinary Resolution terminate the appointment of that Key Employee.

(h) If any Dispute arises regarding the operation of sub-Clause (f)(iii) above, Clause 19.15 shall apply varied as follows:

(i) Clause 19.15(a) shall not apply and the Dispute shall be promptly referred to the London Court of International Arbitration for final settlement in accordance with Clause 19.15(b); and

(ii) the terms of reference of such Dispute to the London Court of International Arbitration shall require a final settlement of the Dispute to be made by the tribunal within six (6) months of the date of reference and the Shareholders shall each use their reasonable endeavours, and give their reasonable cooperation, to procure that such settlement is made by the tribunal within such period.

(i) Each Key Employee shall have the respective duties, responsibilities and authorities set out in the Manual of Authorities and such other duties and responsibilities as the Board may from time to time determine in accordance with this Agreement.

(j) The Key Employees (other than the CEO) shall be subject to the supervision of, and direction and control by, the CEO. The Shareholders shall procure that the Key Employees (other than the CEO) report regularly to the CEO in the performance of their duties and responsibilities and when reasonably requested to do so by the CEO.

3.14 CEO's Role and Scope of Authority

(a) Subject to applicable Law, the Manual of Authorities and the terms of this Agreement (in particular, this Clause 3 and Schedule 3), the CEO shall be responsible for the day-to-day management, supervision and control of the Business of the Company and the Project Company which shall be conducted so as to ensure compliance with Clause 3.1 of this Agreement and in accordance with the terms of any Approved Plan. The CEO, with the assistance of the Management Team, shall report to the Board in accordance with Clauses 3.15 to 3.18.

(b) Without prejudice to sub-Clauses (c) and (d) below, in performing his or her duties, the CEO shall be subject to the direction of the Board (excluding any committee of the Board).

(c) The Shareholders shall procure that no committee of the Board, except with the specific authority of the Board by Special Resolution, will direct, or seek to direct, the CEO in relation to his or her management of the Business where the CEO is acting in accordance with an Approved Plan, the Manual of Authorities and the other terms of this Agreement.

(d) The Shareholders shall procure that, provided that the CEO is:

(i) acting within the scope of his or her authority as determined by the Manual of Authorities and the terms of this Agreement (including Clause 8.1(g) and Schedule 3);

(ii) meeting with, and reporting to, the Board in accordance with Clauses 3.15 to 3.18; and

(iii) otherwise acting in a manner consistent with the terms of this Agreement,

the Board (including any committee of the Board) shall respect the scope of authority of the CEO and not unduly interfere with the day-to-day management, supervision and control of the Business by the CEO.

(e) Notwithstanding any other term of this Agreement, the CEO shall not do, and is not authorised to do, any act on behalf of the Company or the Project Company which would require a Special Resolution, Unanimous Resolution or Super Resolution under the terms of this Agreement or which is expressly stated in this Agreement to require the prior approval of the Board, without the prior approval of the Board in the form of a duly passed Special Resolution, Unanimous Resolution, Super Resolution or other required form of Board approval, as the case may be.

3.15 Periodic reports and meetings

Without prejudice to Clauses 3.16, 3.17 or 3.18, the Shareholders shall use their reasonable efforts to procure that the CEO, as promptly as possible after their preparation, furnishes to the Board copies of such reports prepared by the Management Team in connection with the Project as may be reasonably required by the Board and that the CEO meets with the Board, or an appropriate committee of the Board, at such times and with such frequency as may be reasonably required by the Board or such committee, as the case may be, to discuss such reports.

3.16 Progress meetings

(a) During the Development Phase, the Shareholders shall use their reasonable efforts to procure that the CEO meet with the Board, or an appropriate committee of the Board, no less frequently than once per calendar month for the purposes of discussing the current status of the Project and the progress made on the Project since the last such meeting. Such meetings shall be held on such dates and at such times as shall be mutually agreed between the CEO and the Board or its committee, as the case may be.

(b) During the Development Phase, the Shareholders shall use their reasonable efforts to procure that the CEO report to the Board in respect of each calendar month (not later than 20 days from the end of such calendar month) all expenditure which the CEO has caused the Company and the Project Company to incur not provided for in an Approved Plan.

3.17 Construction reports and meetings

(a) During the Construction Phase, the Shareholders shall use their reasonable efforts to procure that the CEO and the Management Team prepare and deliver to the Board a monthly construction report for each calendar month of the Construction Phase (the ***Monthly Construction Report***) not later than 20 days from the end of such calendar month.

(b) Each Monthly Construction Report shall include the following information in respect of the calendar month to which it relates and such other information as to material matters as the Board may reasonably require:

(i) a statement of all capital expenditure incurred in that calendar month, and proposed in the following two calendar months, indicating the item or type and estimated amount of such expenditure;

(ii) a statement of all expenditure which the CEO has caused the Company and the Project Company to incur during that calendar month not provided for in an Approved Plan; and

(iii) a reconciliation of actual capital expenditure incurred during that calendar month to the amounts stated in the Approved Plan then in place for such period.

(c) The Shareholders shall use their reasonable efforts to procure that the CEO meets with the Board, or an appropriate committee of the Board, no less frequently than once per calendar month during the Construction Phase for the purposes of discussing the most recent month's Monthly Construction Report and any other material issues which have arisen in relation to the construction of the Project. Such meetings shall be held on such dates and at such times as the Board or its committee, as the case may be, may reasonably request.

3.18 Operating reports and meetings

(a) During the Operating Phase, the Shareholders shall use their reasonable efforts to procure that the CEO and the Management Team prepare and deliver to the Board a monthly operating report for each calendar month of the Operating Phase (the ***Monthly Operating Report***) not later than 20 days from the end of such calendar month.

(b) Each Monthly Operating Report shall include the following information in respect of the calendar month to which it relates and such other information as to material matters as the Board may reasonably require:

(i) a statement of all capital expenditure incurred in that calendar month, and proposed in the following two calendar months, indicating the item or type and estimated amount of such expenditure;

(ii) a statement of all expenditure which the CEO has caused the Company and the Project Company to incur during that calendar month not provided for in an Approved Plan;

(iii) a statement of the amount of bauxite and alumina produced by the Project during that calendar month;

(iv) details of the deliveries of alumina made to each Shareholder (in the case of DUBAL, including pursuant to the DUBAL Existing Off-take Agreement) and Glencore during that calendar month in accordance with the Off-take Agreements and the Existing Off-take Agreements;

(v) a statement of all revenues received by the Company and the Project Company during that calendar month; and

(vi) a reconciliation of actual capital expenditures incurred, and revenues received, during that calendar month to the amounts stated in any Approved Plan then in place for such period.

(c) The Shareholders shall use their reasonable efforts to procure that the CEO meets with the Board, or an appropriate committee of the Board, no less frequently than once per calendar quarter during the Operating Phase for the purposes of discussing the most recent quarter's Monthly Operating Reports and any other material issues which have arisen in relation to the operation of the Project. Such meetings shall be held on such dates and at such times as the Board or its committee, as the case may be, may reasonably request.

3.19 Financial information

In addition to the reports referred to in Clauses 3.16, 3.17 and 3.18, the CEO, with the assistance of the Management Team (including the CFO), shall furnish to the Board the financial information required to be provided by the Company under Clause 8.3, in accordance with the timeframes set out in Clause 8.3.

3.20 Initial Board Resolutions

The Shareholders shall procure that on the Effective Date a duly convened meeting of each of the Board, and of the board of directors of the Project Company, is convened and held at which a quorum is present and acting throughout at which the following matters are approved in accordance with this Agreement:

(a) PriceWaterhouseCoopers are appointed as the Auditors of the Company and the Project Company;

(b) if not already the case, 31 December is adopted as the Financial Year End of each of the Company and the Project Company;

(c) the relevant Shareholders' nominees which are, or have been, nominated on or prior to the Effective Date are appointed as the relevant Key Employees to the relevant position within the Company and the Project Company;

(d) the signatories of all bank accounts maintained by the Company or the Project Company are changed to one of either the CEO or CFO and one other Key Employee approved by the Board at such Board Meeting with, in each case, signing

authority approved by the Board at such Board Meeting whether as set out in the Manual of Authorities or otherwise; and

(e) any existing powers of attorney of the Company and the Project Company are revoked.

3.21 Application to Subsidiaries

Unless the Shareholders agree otherwise and subject to applicable Law, the Shareholders and the Company shall procure that:

(a) the provisions of Clauses 3.6 to 3.14 (inclusive) are also applied (with such modification as is necessary) to each Subsidiary of the Company; and

(b) on or as soon as practicable after the Effective Date, a general meeting of each Subsidiary of the Company is convened and new constituent documents of each such Subsidiary are adopted, to the extent necessary to ensure that the provisions referred to in paragraph (a) are applied to each such Subsidiary.

4. Financing of Company

4.1 Funding

The Shareholders shall not be obliged to provide funding to the Company beyond the obligations set forth in this Agreement.

4.2 Subscription for Shares

After the Initial Resolutions have been passed, the obligation of the Shareholders to provide funding for the Project by way of subscription for Preferred Shares shall be as set out below:

(a) On the Effective Date (but after the Initial Resolutions have been passed):

(i) the Shareholders (other than GAI) will subscribe for Fractional Interests at the Initial Subscription Price in accordance with the terms of the Share Subscription Agreement;

(ii) the Shareholders shall approve in accordance with applicable Law, the distribution by the Company to GAI of an amount equal to the Initial Subscription Price by way of a GAI Distribution;

(iii) the Shareholders will (immediately after the GAI Distribution has been completed) subscribe for Preferred Shares (pro rata to their Shareholding Percentage) in an amount equal to the aggregate of:

(A) the total principal and accrued (but unpaid) interest owing by the Company to the Lenders pursuant to the Loan Facility Agreement less the amount of all Global Costs; and

(B) the amount of any funding contemplated by the Drawdown Schedule for the calendar month in which Completion occurs and

any previous calendar months less any amount drawn under the Loan Facility Agreement up to the Effective Date to fund such expenses; and

(iv) GAI shall procure that an amount equal to the Global Costs is paid to the Facility Agent (as such term is defined in the Loan Facility Agreement) on account of amounts borrowed by the Company under the Loan Facility Agreement.

(b) Subject to and in accordance with the remaining provisions of this Clause 4.2 and Clause 4.3, the Shareholders shall make payments in respect of their respective Preferred Share subscriptions in accordance with the Drawdown Schedule during the period covered thereby and, thereafter, the Shareholders will, upon receipt of a request from the Company no less than thirty (30) days prior to the proposed subscription date, subscribe for Preferred Shares (pro rata to their Participation Interest from to time) in an aggregate amount up to the amounts contemplated by the budgets approved in connection with Approved Plans.

(c) Unless otherwise approved by Unanimous Resolution:

(i) all amounts advanced by the Shareholders to the Company after the Effective Date shall be by way of subscription for Preferred Shares; and

(ii) no additional Ordinary Shares or Fractional Interests shall be issued or allotted by the Company after the Effective Date.

(d) Whenever the Shareholders are obliged to subscribe for Preferred Shares in accordance with this Agreement:

(i) all Shareholders shall subscribe for such Preferred Shares simultaneously and otherwise in the manner directed by the Company;

(ii) each subscription by a Shareholder shall be paid in full in cash and no Shareholder shall be entitled, or required, to pay part only of any of its subscription amounts;

(iii) all subscription payments made pursuant to this Agreement for such Preferred Shares shall be made in dollars; and

(iv) for each US$1.00 so paid by a Shareholder to the Company, the Shareholder shall receive one Preferred Share.

(e) Each Shareholder shall, when making a subscription payment in return for an allotment of Preferred Shares for which it is entitled or obliged to subscribe under this Agreement, complete, sign and deliver to the Company an application for the allotment to it of the number of Preferred Shares to which it is entitled under this Agreement in such form as may be required by applicable Law or otherwise reasonably required by the Company.

(f) The Shareholders shall procure, as and when appropriate following receipt by the Company of applications from one or more Shareholder(s) for the allotment of Preferred Shares in accordance with this Agreement accompanied by payment of

the required subscription amount, that a Board Meeting is convened and that resolutions are passed at each such Board Meeting, or that Written Board Resolutions are passed:

(i) approving each such Shareholder's application for Preferred Shares made in accordance with this Agreement;

(ii) allotting those Preferred Shares credited as fully paid and authorising such Shareholder's name to be entered in the Register of Shareholders of the Company as holder of the Preferred Shares allotted to it; and

(iii) directing the preparation, sealing and issuance of share certificates to such Shareholder for the Preferred Shares so allotted to it.

(g) If at any time the total equity capital contributions required by the Company from the Shareholders set out in the Drawdown Schedule or the budget approved in connection with Approved Plans, as the case may be, are not adequate to meet the Company's and the Project Company's obligations (including amounts payable to the Technical Services Provider under the Technical Services Agreement), then the Shareholders shall amend the Drawdown Schedule or budget, as the case may be, to ensure that the Company and Project Company are able to satisfy such obligations.

4.3 Adjustments to Shareholding Percentage

(a) Without prejudice to the other terms of this Agreement, if and whenever the Shareholding Percentage of any Shareholder exceeds its Participation Interest, the Shareholders shall procure the prompt transfer (for nominal consideration only) of Fractional Interests as between the Shareholders such that, following the completion of such transfers, the Shareholding Percentage of each Shareholder is (as nearly as may be achievable) equal to each Shareholder's Participation Interest.

(b) Prior to the completion of any transfers contemplated by sub-Clause (a) above, the rights and obligations of the Shareholders under this Agreement shall be determined in all respects as if such transfers had been completed.

4.4 Operational funding

(a) The Shareholders and the Company agree that funding required by the Company for general working capital purposes following the Commissioning Date (***Operational Funding***) will, so far as is possible, be provided out of the Company's available income.

(b) If Operational Funding cannot be provided out of the Company's available income or capital contributions by the Shareholders under Clause 4.2 it shall be obtained from (in order of priority, and so far as is possible in relation to third party loans):

(i) unsecured third-party loans;

(ii) secured third-party loans; and

(iii) Shareholder funding, in the form of further subscriptions for Preferred Shares by the Shareholders,

(***Additional Shareholder Funding***).

(c) Any Additional Shareholder Funding required by the Company under paragraph (b)(iii) shall be called by the Company from, and contributed by, the Shareholders in proportion to their respective Participation Interests at that time.

(d) Nothing in this Clause 4.4 shall limit or affect the provisions of Clauses 4.2.

4.5 No obligation on winding up

All obligations of the Shareholders under this Agreement to provide capital (whether debt or equity) to the Company shall automatically terminate upon the commencement of the winding-up or liquidation of the Company or the enforcement of any Security Interest over shares in the capital of the Company or over any assets of the Company by the providers of any Project Financing.

4.6 Guarantees and indemnities

(a) Subject to paragraph (b), if a Shareholder:

(i) incurs any actual liability under any guarantee or indemnity (whether joint or several or joint and several) given by it to any third party for any liability of the Company; and

(ii) has given that guarantee or indemnity in accordance with this Agreement or with the written consent of the other Shareholders (excluding any given as contemplated in the Financing Plan or otherwise given in connection with a Project Financing),

the Shareholders must make such contributions to each other as may be necessary so that the actual liability is borne by the Shareholders in their Participation Interests as at the time the actual liability was incurred and each Shareholder hereby agrees to indemnify each other Shareholder accordingly.

(b) Clause 4.6(a) shall not apply to any liability under a guarantee or indemnity attributable to an unauthorised act or omission by any Shareholder or Shareholders (unless that act or omission is an act of or omission by all the Shareholders) and the whole of that liability must be borne by the responsible Shareholder or Shareholders who (jointly and severally) indemnify each other Shareholder accordingly.

5. Off-take Rights

5.1 Right to production

Each Shareholder and the Company acknowledge and agree that:

(a) the rights and obligations of each Shareholder (or its Affiliate, as the case may be) with respect to the off-take of alumina production from the Project are as set out in, and are to be exercised and performed in accordance with, the Off-take Agreements;

(b) subject to sub-Clause (c), the entitlement of each Shareholder (or its Affiliate, where applicable) to off-take of alumina production from the Project (***Off-take Rights***) shall be at the same price as all the other Shareholders (or their Affiliates, as the case may be); and

(c) nothing in this Clause 5.1 shall be construed as relieving the Project Company from its obligation to perform the Existing Off-take Agreements.

5.2 Off-take Agreements

No Off-take Agreement shall be entered into, amended, varied or replaced in a manner that is inconsistent with the provisions of Clause 5.1(b). For greater certainty, no adjustment to the price payable by the Buyer (as defined in the relevant Off-take Agreement) under any Off-take Agreement shall be made unless the same adjustment is made in each other Off-take Agreement at the same time.

5.3 Expansion Off-take

The Shareholders acknowledge and agree that following an Expansion and notwithstanding any other provision of this Agreement, any alumina production from the Project to which Marubeni or its Affiliate is entitled under the Marubeni Off-take Agreement shall be allocated from, and thereby reduce, any entitlement to alumina produced by the Project that GAI or its Affiliate would otherwise have been entitled to.

5.4 Existing Off-take Agreements

The Shareholders acknowledge and agree that in the event the Shareholder Off-take Price differs from the price then payable by Glencore under the Glencore Off-take Agreement or DUBAL under the DUBAL Existing Off-take Agreement, the Shareholders shall ensure that:

(a) if the Shareholder Off-take Price is less than either the price payable by Glencore under the Glencore Off-take Agreement or by DUBAL under the DUBAL Existing Off-take Agreement, the commercial benefit of such a price differential is allocated to GAI, its Affiliate or their successor as Shareholder such that any amounts received by the Project Company from Glencore or DUBAL, as the case may be, in excess of the amounts GAI, its Affiliate or successor would have had to pay for the alumina if it had been delivered to GAI, its Affiliate or successor, as the case may be, under its Off-take Agreement are distributed to GAI, its Affiliate or successor as Shareholder, as the case may be, net of any tax which may be payable by the Project Company in respect of such receipt from Glencore or DUBAL, as the case may be; or

(b) if the Shareholder Off-take Price exceeds the price payable by either Glencore under the Glencore Off-take Agreement or DUBAL under the DUBAL Existing Off-

take Agreement, the commercial burden of this price differential is borne by GAI, its Affiliate or successor as Shareholder, as the case may be, such that:

(i) GAI, its Affiliate or successor as Shareholder shall be obliged to reimburse the Project Company in an amount (***Reimbursement Amount***) such that, when aggregated with any amounts paid by Glencore under the Glencore Off-take Agreement or DUBAL under the DUBAL Existing Off-take Agreement, as the case may be, the Project Company receives the amount in respect of the alumina delivered to Glencore or DUBAL, as the case may be, that it would have received had it been delivered to GAI, its Affiliate or successor under the Off-take Agreement to which it is a party; and

(ii) to the extent any Reimbursement Amount remains unpaid by GAI, its Affiliate or successor as Shareholder at the time distributions are to be made by the Company to the Shareholders, such unpaid Reimbursement Amount is deducted from the distribution to which GAI, its Affiliate or successor would otherwise be entitled as a Shareholder and is distributed pro rata to all the Shareholders based on their respective Participation Interests which shall satisfy GAI's, its Affiliate's or its successor's obligation to the Project Company in respect of such unpaid Reimbursement Amount.

6. Development Plans; Expansions

6.1 Verification Study

(a) The Shareholders (other than GAI) shall procure that all Bechtel Reports existing at the Effective Date (and which have not previously been delivered to GAI) are delivered to GAI on the Effective Date subject to the execution by GAI of such non-disclosure agreement as Bechtel may require.

(b) From and after the Effective Date, GAI shall participate fully (with the other Shareholders) in the preparation and completion of the Verification Study.

(c) The Shareholders shall use their reasonable efforts to procure that the Verification Study is completed promptly (and, in any event, no later than ten (10) Business Days following the Effective Date) and a copy thereof is delivered to each Shareholder by no later than the later of (i) the date falling ten (10) Business Days after the Effective Date and (ii) the date of completion of the Verification Study.

(d) All costs and expenses incurred by each Shareholder in connection with the Verification Study shall be for the sole account of such Shareholder.

(e) The Verification Study shall not, for greater certainty, comprise an Approved Plan.

6.2 Feasibility Study

Each Shareholder shall use its reasonable efforts to ensure that the CEO and the Management Team complete the Feasibility Study in accordance with the Initial Business Plan (as may be amended in accordance with Clause 3.10 or 3.11, as the case may be) and

deliver a copy of such completed Feasibility Study to each Shareholder and the Board by no later than 31 December 2007.

6.3 Development Plan

(a) The Shareholders shall procure that the CEO and the Management Team, at the same time as they submit the Feasibility Study to the Board, also submit to the Board a development plan for the Project (a ***Proposed Development Plan***).

(b) A Proposed Development Plan shall be consistent with the conclusions of the Feasibility Study and shall be a reasonably detailed plan for the development, construction and operation of the Project prepared in accordance with accepted mining industry practice and shall include, amongst other things, the following:

(i) a draft supplementary equity drawdown schedule to apply from the Approval Date;

(ii) a detailed timetable for implementation of the Project, including target dates for each key milestone;

(iii) confirmation of all front-end engineering and design work for the Project;

(iv) a plan for the construction of the Project including a reasonably detailed estimate of the total capital cost of constructing the Project based on such plan, including working capital, interest and other owners' costs (the ***Total Project Construction Costs***);

(v) a Financing Plan;

(vi) a plan for the operation of the Project after the Commissioning Date, including details of the proposed quantities of bauxite to be mined and the proposed quantities of alumina to be produced by the Project; and

(vii) appropriate increases (if any) to the approval and signing authorities of the CEO for the Construction Phase and the Operating Phase of the Project from those set out in Schedule 3 or as previously amended, and consequential amendments to the Manual of Authorities, in order for the CEO to effectively implement the Development Plan.

6.4 Approval of Proposed Development Plan

(a) Following its submission to the Board, the Board shall procure that a copy of the Proposed Development Plan is provided to each Shareholder in order that each Shareholder may seek any internal approvals or authorisations required by it in order for the Directors appointed by it to approve or reject the Proposed Development Plan at a Board Meeting (***Internal Approvals***).

(b) Once a Shareholder has obtained all its Internal Approvals, or is otherwise prepared to submit the Proposed Development Plan to a vote of the Board, it shall confirm this in writing to the Company Secretary of the Company.

(c) Following receipt of a written confirmation from each Shareholder pursuant to sub-Clause (b), the Shareholders shall procure that the Company Secretary of the Company convenes a Board Meeting of the Company as soon as is reasonably practicable thereafter. In any event, regardless of the lack of receipt of written confirmations pursuant to sub-Clause (b) or otherwise and if not previously held, the Shareholders shall procure that a Board Meeting of the Company shall be held in the period from 26 February 2008 to 28 February 2008 (inclusive) in order to consider and vote on the Proposed Development Plan.

(d) At the Board Meeting referred to in Clause (c), the Board must consider and vote on the Proposed Development Plan (the ***Development Vote***).

(e) Notwithstanding the provisions of Clauses 3.10 and 3.11, at the Development Vote the Board may validly approve (unconditionally or subject to the satisfaction of certain conditions, other than any condition relating the obtaining of any Internal Approvals by a Shareholder or its Affiliates) a Proposed Development Plan, with or without amendment, either:

(i) by Unanimous Resolution; or

(ii) with the affirmative vote of all the Directors appointed by any three (3) Shareholders who have obtained all their required Internal Approvals (the ***Approving Shareholders***)

provided that, in the case of sub-Clause (ii) above, the Shareholder (the ***Non-Approving Shareholder***) whose Director(s) did not cast an affirmative vote in respect of the Proposed Development Plan shall be subject to sub-Clauses (f) and (g) below and Clause 6.6 and have the rights set out in Clause 6.5.

(f) If a Non-Approving Shareholder notifies the Company Secretary of the Company at any time prior to 1 April 2008 that it approves the Proposed Development Plan in the form approved by the Approving Shareholders, the Non-Approving Shareholder shall cease to be a "Non-Approving Shareholder" for the purposes of this Agreement, sub-Clause (g) below shall not apply and the Proposed Development Plan in the form approved by the Approving Shareholders shall be deemed to have been approved by a Unanimous Resolution at the Development Vote for the purposes of this Agreement.

(g) Unless sub-Clause (f) above applies and subject to sub-Clause (h) below, with effect from 1 April 2008 the following shall apply in respect of the Non-Approving Shareholder:

(i) the Non-Approving Shareholder may not vote on any resolution at any general meeting of the Company (other than in relation to any matter requiring a Unanimous Resolution) and the presence of a representative of the Non-Approving Shareholder shall not be required in order for a quorum to be present at any general meeting of the Company (except in relation to any vote on a Unanimous Resolution);

(ii) the Directors appointed by the Non-Approving Shareholder may not vote on any resolution at any Board Meeting (other than in relation to any matter requiring a Unanimous Resolution) and their presence shall not be required in order for a quorum to be present at any Board Meeting (except in relation to any vote on a Unanimous Resolution);

(iii) any individuals appointed following nomination by the Non-Approving Shareholder pursuant to Clause 3.13 shall be immediately removed from office;

(iv) any positions vacated pursuant to paragraph (iii) will be filled by the Board by Special Resolution until such time as the Non-Approving Shareholder ceases to be so in accordance with sub-Clause (h) below;

(v) the Non-Approving Shareholder may not Dispose of any of its Fractional Interests or Preferred Shares, except:

(A) to another Shareholder in accordance with this Agreement; or

(B) to a Third Party who approves the Development Plan and exercises the Re-entry Option at the same time as such Disposal (in which case, references in Clause 6.5 to the Non-Approving Shareholder shall be deemed to be references to the Third Party) and provided that:

(1) the Non-Approving Shareholder has complied with the provisions of Clauses 10.6 (as modified as set out below) and 10.7;

(2) Clause 10.6(d) shall be modified such that the Non-Approving Shareholder will be deemed to have specified a date falling twenty-one (21) days from the date of the Offer Notice as the date on which the Offer Period ends in its Offer Notice in respect of its Sale Shares;

(3) Clause 10.6(f) shall be modified such that the Sale Period in respect of a Non-Approving Shareholder's Sale Shares shall be seven (7) days after the end of the Offer Period; and

(4) Clause 10.6(g) shall be modified such that reference to "one-hundred and eighty (180) days" shall be modified to refer to "ninety (90) days".

(vi) the Non-Approving Shareholder will not be required to provide capital (whether debt or equity) to the Company as would otherwise be required under this Agreement and, accordingly, the failure to do so will not be a Capital Default;

(vii) the Approving Shareholders shall advance pro rata between themselves (based on their respective Participation Interests or in such proportions as

they otherwise agree between themselves) any capital the Non-Approving Shareholder would otherwise have been obliged to provide to the Company under this Agreement (the ***Non-Contributed Capital***);

(viii) the Non-Approving Shareholder shall not be entitled to exercise any rights of pre-emption under Clause 10.6, or exercise any right to purchase shares offered for sale under Clause 10.5 or 11, in each such case, in relation to a transfer of, or offer to sell, Fractional Interests by an Approving Shareholder; and

(ix) a Non-Approving Shareholder shall be deemed to have approved any action voted on, and shall join with the Approving Shareholders in taking any action approved, during the period during which it was a Non-Approving Shareholder.

(h) If at any time, the Non-Approving Shareholder exercises the Re-entry Option pursuant to Clause 6.5, it shall cease to be a Non-Approving Shareholder and sub-Clause (g) above shall cease to apply.

(i) A development plan:

(i) approved by the Board by Unanimous Resolution;

(ii) deemed approved by Unanimous Resolution in accordance with sub-Clause (f) above; or

(iii) with effect from 1 April 2008, in the form previously unanimously approved by the Directors appointed by the Approving Shareholders in accordance with Clause 6.4(e)(ii),

in each case, as the same may be amended and varied by the Board in accordance with this Agreement from time to time, shall constitute the ***Development Plan*** for the Project.

(j) The CEO and the Management Team may, at any time that circumstances require it or following a request from the Board approved by Special Resolution, prepare a revised or supplementary development plan and submit it to the Board for its approval. The Board must consider and vote on a proposed revised or supplementary development plan at least 30 days before the proposed implementation date of that revised or supplementary plan.

6.5 Re-entry Option

(a) A Non-Approving Shareholder shall have the option (the ***Re-entry Option***), exercisable by notice given to each of the Approving Shareholders and the Company, to terminate the operation of Clause 6.4(g) and to acquire from each Approving Shareholder who has advanced Non-Contributed Capital (pro rata based on their respective advances of Non-Contributed Capital) all Preferred Shares subscribed by such Approving Shareholders in connection with any and all advances by such Approving Shareholders of Non-Contributed Capital in consideration for the payment by the Non-Approving Shareholder to such

Approving Shareholders (pro rata based on their respective advances of Non-Contributed Capital) of an amount equal to the Re-entry Payment.

(b) The Re-entry Option may be exercised by the Non-Approving Shareholder at any time up to and including the date that falls five (5) Business Days prior to the date of Financial Close (the ***Option Deadline Date***) provided that:

(i) not less than thirty (30) days' prior written notice shall have been given by the Company to the Non-Approving Shareholder of the date on which Financial Close is expected to occur (the ***Financial Close Notice***);

(ii) the Financial Close Notice sets outs in reasonable detail the terms of the financing to be put in place at Financial Close, including any shareholder support requirements of the Non-Approving Shareholder were it to exercise the Re-entry Option; and

(iii) Financial Close does occur within five (5) Business Days of the date specified in the Financial Close Notice on materially the same terms as those set out in the Financial Close Notice.

If no Financial Close Notice is given or Financial Close does not occur within the deadline referred to in paragraph (iii) above, the Company shall re-comply with this sub-Clause (b) prior to Financial Close except that the required notice period will be fourteen (14) days. If the Non-Approving Shareholder exercises the Re-entry Option it shall participate in the financing for the Project at Financial Close on terms materially the same as those set out in the Financial Close Notice unless otherwise agreed between the Shareholders.

(c) The ***Re-entry Payment*** required to be made to exercise the Re-entry Option is an amount in dollars as follows:

(i) if the Re-entry Option is exercised on or prior to 1 May 2008, an amount equal to 120 per cent. of the amount of the Non-Contributed Capital at the date of exercise; and

(ii) if the Re-entry Option is exercised after 1 May 2008, an amount equal to the aggregate of:

(A) the amount of the Non-Contributed Capital at the date of exercise; and

(B) the higher of:

(1) $10,000,000 (in the case of GAI and BHPB), $7,500,000 (in the case of DUBAL) or $2,500,000 (in the case of Mubadala), as the case may be; and

(2) twenty (20) per cent. of the amount of the Non-Contributed Capital at the date of exercise.

(d) Following exercise of the Re-entry Option in accordance with the foregoing provisions of this Clause 6.5, each Approving Shareholder shall procure the

transfer to the Non-Approving Shareholder of such of its Preferred Shares to which the Non-Approving Shareholder is entitled to acquire under sub-Clause (a) above against payment by the Non-Approving Shareholder to the Approving Shareholders of cleared funds in the amounts contemplated in sub-Clause (c) above. Such transfer shall be completed within fourteen (14) days of the date of the exercise of the Re-entry Option. Each Approving Shareholder shall be deemed to have warranted to the Non-Approving Shareholder that, as at the date of completion of the transfer, it is the sole legal and beneficial owner of the Preferred Shares which it transfers and that those Preferred Shares are transferred free from all and any Security Interests.

6.6 Failure to exercise the Re-entry Option

(a) If the Non-Approving Shareholder does not exercise the Re-entry Option on or prior to the Option Deadline Date, the Non-Approving Shareholder shall be deemed to have offered to sell on the Business Day following the Option Deadline Date or, if the Option Deadline Date falls within a Sale Period, the expiry of the Sale Period all of its Fractional Interests, Preferred Shares and Related Rights to the Approving Shareholders on the terms set out in 6.6(b).

(b) The Non-Approving Shareholder who is deemed under sub-Clause (a) above to have offered to sell all of its Fractional Interests, Preferred Shares and Related Rights (***Buy-out Shares***) to the Approving Shareholders shall be deemed to have served an Offer Notice on all Approving Shareholders on the next Business Day immediately following the Option Deadline Date (unless, as at the Option Deadline Date, the provisions of Clause 10.6 are in effect, as modified in accordance with Clause 6.4(g)(v)(B), in respect of the Non-Approving Shareholders' Fractional Interests and Preferred Shares, in which case the offer to sell the Buy-out Shares shall be deemed to have been made immediately on expiry of the Sale Period in respect of such Sale Shares) offering to sell the Buy-out Shares on the terms set out in Clause 10.6 save as follows:

(i) Clause 10.6(a) and (b) shall not apply.

(ii) The first sentence of Clause 10.6(c) shall not apply and the Offer Notice shall constitute an offer to sell the Buy-out Shares at the price comprising the aggregate of:

(A) if the Non-Approving Shareholder is BHPB, DUBAL or Mubadala, the consideration paid by the Non-Approving Shareholder under the Share Subscription Agreement, or if the Non-Approving Shareholder is GAI, US$80,000,000; and

(B) the aggregate of all amounts advanced by the Non-Approving Shareholder to the Company in respect of the subscription of Preferred Shares in accordance with this Agreement,

such aggregate amount constituting the ***Buy-out Price***.

(iii) Clause 10.6(e)(iii) shall not apply, and completion of the sale and purchase of the Buy-out Shares shall take place within 60 days of the end of the Offer Period.

(iv) Clause 10.6(f) shall not apply and, if the Approving Shareholders all decline the Offer, or no Approving Shareholder accepts the Offer within the Offer Period, the Non-Approving Shareholder may:

(A) at any time thereafter transfer the Buy-out Shares to any person on such terms as it sees fit subject to Clause 10.7; or

(B) at any time within 120 days of the end of the Offer Period, by notice in writing to the Approving Shareholders (***Compulsory Buy-out Notice***), require all of the Approving Shareholders to purchase the Buy-out Shares at the Buy-out Price (in which case all of the Approving Shareholders shall all be deemed to have accepted the Offer on the last date of the Offer Period) and completion shall occur within 60 days of the date of the Compulsory Buy-out Notice.

In the event of a transfer under paragraph (A) or (B), Clause 6.4(g) shall cease to apply with immediate effect following completion.

6.7 Expansion Plans

(a) At any time with the authority of a Super Resolution, the Company may direct the CEO and the Management Team to prepare a feasibility study and development plan for an Expansion (an ***Expansion Plan***) provided that, unless agreed by Unanimous Resolution, the Expansion Notice to Proceed shall not be given, and no construction shall commence on the Expansion, until after the Commissioning Date. An Expansion Plan shall be a reasonably detailed plan for the development, construction and operation of the Expansion. An Expansion Plan shall be prepared in accordance with accepted industry practice and the Approved Operating Policies to the highest standards required by the internal policies and procedures of any of the Shareholders and to the standards typically required by external providers of project financing in connection with projects similar to the Expansion. The Expansion Plan shall include, amongst other things, the following:

(i) a detailed timetable for construction of the Expansion, including target dates for each key milestone;

(ii) a plan for the construction of the Expansion including a reasonably detailed estimate of the total capital cost of constructing the Expansion based on such plan, including working capital, interest and other owners' costs;

(iii) a plan for obtaining any external financing necessary for the construction of the Expansion covering substantially the same items as the initial Financing Plan;

(iv) a draft equity drawdown schedule to finance the construction of the Expansion to the extent funds from the Shareholders are required;

(v) a plan for the operation of the Expansion after its completion and commissioning, including details of the proposed quantities of bauxite to be mined to feed the Expansion and the proposed quantities of alumina to be produced by the Expansion;

(vi) a plan for the allocation of the additional alumina production of the Project amongst the Shareholders following the completion and commissioning of the Expansion which shall be allocated on a pro rata basis between the Shareholders based on their respective Shareholder Percentages (subject to the terms of Clause 5.3) and the draft terms of the off-take agreements with each of the Shareholders effecting such allocation;

(vii) the draft terms of an amended Technical Services Agreement, if necessary, to be agreed with the Technical Services Provider for the provision of any additional services required by the Project during the construction of the Expansion and for the operation of the Project following the completion and commissioning of the Expansion including the terms of any revised fees payable by the Project Company in connection with an Expansion if different from those set out in the then current Technical Services Agreement and any extension of the term of the then current Technical Services Agreement. For the avoidance of doubt, in the event no amended Technical Services Agreement is agreed with the Technical Services Provider the then current Technical Services Agreement shall continue in force in accordance with its terms; and

(viii) appropriate amendments to the Manual of Authorities in order for the CEO to implement the Expansion Plan.

(b) The costs and expenses incurred in the preparation of the Expansion Plan shall be borne, and/or reimbursed to the Company and the Project Company, by those Shareholders whose Directors voted in favour of the Super Resolution pro rata between themselves based on their then respective Shareholding Percentages, or in such other proportions as they may agree among themselves.

(c) In the event that any Shareholder is not required to contribute to the costs and expenses incurred in the preparation of the Expansion Plan as a result of the operation of sub-Clause (b) above but the Directors appointed by such Shareholder subsequently approves the resulting Expansion Plan as provided below, that Shareholder shall reimburse the other Shareholders for its pro rata portion of such costs and expenses based on the proportions in which the other Shareholders contributed such costs and expenses under sub-Clause (b) above, together with an additional payment equal to 20 per cent. of its pro rata portion of such costs and expenses.

(d) Following its submission to the Board, the Board shall procure that a copy of the Expansion Plan is provided to each Shareholder in order that each Shareholder may seek any internal approvals or authorisations required by it in order for the Directors appointed by it to approve or reject the Expansion Plan at a Board Meeting (***Internal Expansion Approvals***).

(e) Once a Shareholder has obtained all its Internal Expansion Approvals, or is otherwise prepared to submit the Expansion Plan to a vote of the Board, it shall confirm this in writing to the Company Secretary of the Company.

(f) Following receipt of a written confirmation from each Shareholder pursuant to sub-Clause (e), the Shareholders shall procure that the Company Secretary of the Company convenes a Board Meeting of the Company as soon as is reasonably practicable thereafter. In any event, regardless of the lack of receipt of written confirmations pursuant to sub-Clause (e) or otherwise and if not previously held, the Shareholders shall procure that a Board Meeting of the Company shall be held no later than three (3) months after submission of the Expansion Plan to the Board in order to consider and vote on the Expansion Plan.

(g) At the Board Meeting referred to in sub-Clause (f), the Board must consider and vote on the Expansion Plan (the ***Expansion Vote***).

(h) Notwithstanding the provisions of Clauses 3.10 and 3.11, at the Expansion Vote the Board may validly approve (unconditionally or subject to the satisfaction of certain conditions, other than any condition relating the obtaining of any Internal Expansion Approvals by a Shareholder or its Affiliates) an Expansion Plan, with or without amendment, either:

(i) by Unanimous Resolution; or

(ii) by Super Resolution (the Shareholders who appointed the Directors casting an affirmative vote in respect of the Expansion Plan being the ***Approving Expansion Shareholders*** and the Shareholder whose Director(s) did not cast an affirmative vote in respect of the Expansion Plan being the ***Non-Approving Expansion Shareholder***).

(i) If an Expansion Plan is approved in accordance with Clause 6.7(h)(ii) above, the Expansion Plan shall not be implemented for a period of three (3) months from the date of the Expansion Vote (the ***Expansion Consultation Period***). During the Expansion Consultation Period, the Approving Expansion Shareholders and the Non-Approving Expansion Shareholder shall discuss the Expansion Plan in good faith with a view to agreeing any changes to the Expansion Plan required in order for the Non-Approving Expansion Shareholder to approve the Expansion Plan.

(j) If the Non-Approving Expansion Shareholder notifies the Company Secretary of the Company at any time prior to the expiry of the Expansion Consultation Period that it approves the Expansion Plan (as the same may have been amended with the unanimous approval of the Shareholders) the Non-Approving Expansion

Shareholder shall cease to be a "Non-Approving Expansion Shareholder" for the purposes of this Agreement and the Expansion Plan shall be deemed to have been approved by a Unanimous Resolution at the Expansion Vote for the purposes of this Agreement.

(k) If the Non-Approving Expansion Shareholder has not notified the Company Secretary of the Company prior to the expiry of the Expansion Consultation Period that it approves the Expansion Plan, subject to Clause 6.8, the Approving Expansion Shareholders shall be entitled, but not obliged, to implement the Expansion Plan provided that:

(i) the Expansion Plan shall be implemented in such a way as to ensure that the economic and other participation rights of the Non-Approving Expansion Shareholder in relation to the Project and the Company (insofar as they relate to the Project) and the Project Company (insofar as they relate to the Project) are maintained at the "pre-Expansion" level both during the construction and operation of the Expansion;

(ii) the Non-Approving Expansion Shareholder will benefit from any cost dilution arising from the common use of the existing facilities and equipment and will be indemnified by the Approving Expansion Shareholders in respect of any cost increase directly or indirectly arising from the Expansion; and

(iii) the Approving Shareholders are allocated the economic benefits of the Expansion subject to the burden of ensuring the rights of the Non-Approving Expansion Shareholder are protected in the manner set out in paragraph (i) above,

in each case, in a manner reasonably acceptable to all the Shareholders.

6.8 Expansion Re-entry Option

(a) A Non-Approving Expansion Shareholder shall have the option (the ***Expansion Re-entry Option***), exercisable by notice given to each of the Approving Expansion Shareholders and the Company, to terminate the operation of Clause 6.7(k) and to participate in the implementation of the Expansion Plan (including being granted the right by the Project Company and the Approving Expansion Shareholders to acquire its pro rata portion of any additional alumina production from the Project as a result of the Expansion on the same terms as the Approving Expansion Shareholders) in consideration for the payment by the Non-Approving Expansion Shareholder to the Approving Expansion Shareholders (in proportion to their contributions of the Non-Contributed Expansion Capital) of an amount equal to the Expansion Re-entry Payment.

(b) The Expansion Re-entry Option may be exercised by the Non-Approving Expansion Shareholder at any time up to and including the date that falls five (5) Business Days prior to the date of the giving of the Expansion Notice to Proceed (the ***Expansion Option Deadline Date***) provided that:

(i) not less than thirty (30) days' prior written notice shall have been given by the Company to the Non-Approving Expansion Shareholder of the date on which the Expansion Notice to Proceed is expected to be given (the ***Expansion Commencement Notice***);

(ii) the Expansion Commencement Notice sets outs in reasonable detail the terms of any external financing to be put in place to fund construction of the Expansion, including any shareholder support requirements of the Non-Approving Expansion Shareholder were it to exercise the Expansion Re-entry Option; and

(iii) the Expansion Notice to Proceed does occur within five (5) Business Days of the date specified in the Expansion Commencement Notice on materially the same terms as those set out in the Expansion Commencement Notice.

If no Expansion Commencement Notice is given or the Expansion Notice to Proceed is not given within the deadline referred to in paragraph (iii) above, the Company shall re-comply with this sub-Clause (b) prior to the giving of the Expansion Notice to Proceed except that the required notice period will be fourteen (14) days. If the Non-Approving Expansion Shareholder exercises the Expansion Re-entry Option it shall participate in any financing for the Expansion on terms materially the same as those set out in the Expansion Commencement Notice unless otherwise agreed between the Shareholders.

(c) The ***Expansion Re-entry Payment*** required to be made to exercise the Expansion Re-entry Option is an amount in dollars equal to the aggregate of:

(i) the amount of the capital that the Non-Approving Shareholder would have been obliged to provide to the Company and/or the Project Company prior to the date of exercise of the Expansion Re-entry Option had it been an Approving Expansion Shareholder in accordance with the equity drawdown schedule approved as part of the Expansion Plan and that has been contributed instead by the Approving Expansion Shareholders (the ***Non-Contributed Expansion Capital***); and

(ii) the higher of:

(A) $5,000,000 (in the case of GAI and BHPB), $3,750,000 (in the case of DUBAL) or $1,250,000 (in the case of Mubadala), as the case may be; and

(B) twenty (20) per cent. of the amount of the Non-Contributed Expansion Capital.

(d) Following exercise of the Expansion Re-entry Option in accordance with the foregoing provisions of this Clause 6.8, each Shareholder shall enter into such documentation, and take such actions, as are necessary to enable the full participation of the Non-Approving Expansion Shareholder in the Expansion in

accordance with sub-Clause (a) above and otherwise on an equal footing with the Approving Expansion Shareholders.

7. Distribution and Profit

The Shareholders shall take such action as may be necessary to procure that:

(a) a general meeting of the Company is held not later than 120 days after the end of each Financial Year, at which Audited Accounts in respect of that previous Financial Year are laid before the Shareholders;

(b) the Auditors are instructed to report, at the expense of the Company and at the same time that they sign their report on the Audited Accounts for each Financial Year, as to the amount of the profits for that Financial Year which are available for distribution by the Company;

(c) subject to compliance with applicable Laws and the Articles, within three (3) months of the end of each Financial Year the Company distributes to the Shareholders all profits from that Financial Year, unless the Board decides by Special Resolution that such profits (or any part thereof) be retained by the Company, by way of

  (i) dividend on the Ordinary Shares or the Preferred Shares; or

  (ii) provided that it is not less advantageous to each of the Shareholders and their Affiliates from a taxation perspective than a dividend as described in paragraph (i) above, by way of redemption of Preferred Shares by the Company; and

(d) immediately following each of payment of the Initial Subscription Price, payment of the First Deferred Subscription Price, payment of the Second Deferred Subscription Price and payment of the Third Deferred Subscription Price (as each of such terms is defined in the Share Subscription Agreement), the Company shall, and each of the Shareholders shall procure, subject to applicable Law, that an amount equal to 100 per cent. of the amount of the portion of the Subscription Price (as such term is defined in the Share Subscription Agreement) then paid is paid, at or as soon as practicable after the time of the relevant payment, to GAI (without any reduction, set-off or other adjustment) by way of a GAI Distribution.

GAI shall (promptly following receipt of each portion of the Subscription Price (as defined in the Share Subscription Agreement) by the Company and its payment to GAI by way of a GAI Distribution as contemplated in sub-Clause (d) above) procure that an amount equal to 85 per cent. of the amount of the portion of the Subscription Price then paid is promptly deposited into the Escrow Account (as defined in the Share Subscription Agreement).

8. Budgets & Financial Information

8.1 Business plans

(a) The Initial Business Plan shall constitute the business plan for the Group from the Effective Date until 31 December 2007 and shall address the completion of the Feasibility Study and preparation of the Proposed Development Plan.

(b) The Shareholders shall use their reasonable efforts to procure that the CEO and the Management Team prepare and submit to the Board for its approval, together with the Proposed Development Plan submitted under Clause 6.3(a), a draft business plan for the Group for the Financial Year commencing 1 January 2008 on the assumption that the Proposed Development Plan is approved by no later than 28 February 2008.

(c) Thereafter, at least 90 days before the commencement of each Financial Year, Shareholders shall use their reasonable efforts to procure that the CEO and the Management Team prepare and submit to the Board for its approval a draft business plan for the Group for that next Financial Year consistent with the implementation of any Approved Plan then in force.

(d) A business plan prepared and submitted to the Board under paragraph (b) or (c) must include the following information in respect of the Financial Year to which it relates and such other information as the Board may reasonably require:

(i) a detailed draft operating budget, including:

(A) estimated major items of revenue and capital expenditure to be incurred in such Financial Year, indicating the item or type and estimated amount of such capital expenditure;

(B) the estimated fees, costs and expenses to be payable to any Technical Services Provider under a Technical Services Agreement, including, in relation to the Technical Services Agreement as at the Effective Date, separate estimated amounts for the fees payable under clauses 8.1 and 8.2 of that Technical Services Agreement; and

(C) an estimate of the revenues and other cash receipts expected to be received, and the operating costs expected to be incurred, by the Company and the Project Company during such Financial Year, and the basis for such estimate;

(ii) a cash-flow forecast for the period of the business plan, and a balance sheet showing the projected position of the Group as at the end of that period consistent with any Approved Plan then in force; and

(iii) an estimate of the sources and uses of funds for such Financial Year, including any required capital to be contributed by the Shareholders in accordance with this Agreement.

(e) The Board must consider and vote on each draft business plan submitted to it at least 30 days before the commencement of the Financial Year to which the business plan relates. The Board may approve a draft business plan with or without amendment, and give conditional or unconditional approval of any item in the business plan.

(f) The CEO may, at any time that circumstances require it, procure the preparation of a revised or supplementary business plan (including any revision or supplementary provisions to the Initial Business Plan) and submit it to the Board for its approval. The Board must consider and vote on any such proposed revised or supplementary business plan at least 30 days before the proposed implementation date of that revised or supplementary business plan.

(g) Approval of an item in an Approved Plan shall constitute authority for the CEO to procure all relevant action, and to cause the Company or the Project Company, as the case may be, to incur all approved expenditure, in relation to that item (including, causing the Company or the Project Company to enter into any contract or other agreement in relation to that item), including any expenditure on that item that exceeds the approved budget for that item by not more than ten per cent. (10%), subject to compliance with any condition of that approval set out in the Approved Plan and without prejudice to Clauses 3.10, 3.11, 3.12 and 3.14.

(h) If a Business Plan relating to the Operating Phase has not been approved by the Board in accordance with this Agreement prior to the first day of the Financial Year to which it relates, then an interim business plan (***Interim Business Plan***) shall apply and remain in effect (and shall be deemed to have been approved by the Board) until the earlier of the approval by the Board of a Business Plan for the Financial Year to which such Interim Business Plan relates and the expiration of such Financial Year.

(i) The Interim Business Plan for a Financial Year (the ***Relevant Financial Year***) shall be the same as the approved Business Plan for the Financial Year immediately preceding the Relevant Financial Year or, if no Business Plan for such preceding Financial Year was approved by the Board, the Interim Business Plan for such preceding Financial Year (the ***Prior Business Plan***) subject to the following changes and amendments:

   (i) all amounts relating to capital expenditure included in the Prior Business Plan shall be deemed to be deleted;

   (ii) all amounts relating to capital expenditures included in the Approved Plan in respect of the Relevant Financial Year shall be deemed to be included in such Interim Business Plan; and

   (iii) all amounts (including amounts relating to capital expenditures) included in such Interim Business Plan (after giving effect to the foregoing changes) shall be adjusted to reflect the change in the CPI Index during the twelve month period ended on the last day of such preceding Financial Year.

8.2 Approved Plans

The Shareholders shall, in the exercise of their rights as Shareholders and, to the extent permitted by applicable Law, by instructing all Directors appointed by them in accordance with this Agreement, use their reasonable efforts to ensure that:

(a) the Company and the Project Company implements the Initial Business Plan; and

(b) the Project is implemented in accordance with all Approved Plans.

8.3 Financial information

The Shareholders shall procure that the Company provides to each Director and Shareholder (at the cost and expense of the Company):

(a) as soon as practicable (and in any event not later than fourteen (14) days) after the end of each calendar month, unaudited management accounts for that calendar month and Financial Year-to-date including:

(i) a profit and loss account, balance sheet and cash-flow statement; and

(ii) a review of the budget contained in the applicable Business Plan and a reconciliation of results against that plan;

(b) as soon as practicable (and in any event not later than 120 days) after the end of each Financial Year, copies of the Audited Accounts; and

(c) any other information that the Director or Shareholder may at any time reasonably require with respect to any matter relating to the business or financial condition of any Group Company including for the purpose of any Shareholder or its Affiliates which is a Listed Company satisfying their respective public reporting or similar obligations imposed by the relevant securities exchange on which their shares are listed.

8.4 Accounting principles

The Company must keep written financial records that correctly record and explain its transactions and financial position and performance and ensure that each financial statement and other document provided under Clause 8.3(c):

(a) is presented in dollars;

(b) complies with International Accounting Standards, consistently applied, (except to the extent disclosed in them) and all applicable Laws; and

(c) gives a true and fair view of its consolidated and unconsolidated financial position as at the date, and performance for the period ending on the date, on which those statements or documents are prepared.

8.5 2006 Accounts

GAI shall use its best endeavours to prepare consolidated audited accounts of the Company and audited accounts of the Project Company, in each case, for the financial year

ending 31 December 2006 by no later than 30 June 2007. Following their completion, GAI will deliver a copy of each such set of accounts to each other Shareholder.

9. Material Breach

9.1 Material Breach defined

Each of the following is a ***Material Breach***:

(a) a Shareholder fails to provide capital to the Company as and when required under this Agreement (a ***Capital Default***);

(b) a Shareholder fails to comply with any other obligation under this Agreement which is material having regard to all relevant circumstances including the nature of the relationship between the Shareholders and the need for each Shareholder to maintain the confidence of the other Shareholders, the nature of that failure (and in particular whether it is intentional, negligent or otherwise) and the consequence of that failure;

(c) a Shareholder (or its Affiliate) fails to make a payment to the Project Company as and when required under the Off-take Agreement to which such Shareholder (or its Affiliate) is a party and such failure has not been remedied within, and in accordance with, any applicable grace or cure period provided in such Off-take Agreement; or

(d) an Insolvency Event occurs in relation to a Shareholder.

9.2 Enforceable Material Breach

(a) Subject to sub-Clause (b) below, the rights of the non-Defaulting Shareholders in relation to a Material Breach other than a Capital Default become enforceable:

(i) if the Material Breach is capable of being remedied and it is not remedied within thirty (30) days of the date of service of a Material Breach Notice in respect of that Material Breach that complies with Clause 9.3; or

(ii) if the Material Breach is not capable of being remedied and adequate monetary compensation or indemnification has not been paid or provided to the non-Defaulting Shareholders either:

(A) within thirty (30) days following the date of service of a Material Breach Notice in respect of that Material Breach that complies with Clause 9.3 (if the Shareholders are able to agree on the amount of that compensation or indemnification within that thirty (30) day period); or

(B) within fourteen (14) days following receipt of a determination by an Independent Expert of the amount constituting adequate compensation or indemnification (if the Shareholders are unable to agree on that amount within that thirty (30) day period and the

matter is referred by any of them within a further period of fourteen (14) days to an Independent Expert to determine under Clause 18).

(b) If within sixty (60) days following the date of service of a Material Breach Notice in respect of a Material Breach other than a Capital Default the Defaulting Shareholder has placed before a competent arbitration tribunal for determination the issue of whether or not the Material Breach Notice is valid, the rights of the non-Defaulting Shareholders in relation to that Material Breach will not become enforceable until (and will become enforceable immediately when):

(i) a tribunal declares or determines or makes an order to the effect that the Material Breach Notice is valid; and

(ii) all rights of appeal in relation to that declaration, determination or order have been exhausted or the time for lodging any appeal in relation to that declaration, determination or order has expired.

(c) The rights of the non-Defaulting Shareholders in relation to a Capital Default become enforceable ten (10) days after the delivery of a notice by the Company (with a copy to each non-Defaulting Shareholder) or any non-Defaulting Shareholder (with a copy to the Company and each other non-Defaulting Shareholder) to the Defaulting Shareholder notifying it of the non-receipt of the relevant amount of capital (such notice to be given no earlier than the Business Day following the date on which the capital was required under this Agreement) unless the Defaulting Shareholder has paid such capital to the Company prior to expiry of such ten (10) day period date.

(d) A Material Breach which has become enforceable in accordance with this Clause 9.2 is referred to in this Agreement as an ***Enforceable Material Breach***.

9.3 Material Breach Notice

(a) A ***Material Breach Notice*** served by a non-Defaulting Shareholder must:

(i) identify the Material Breach in respect of which the notice is served and state that the notice is served under this Clause 9.3; and

(ii) be served within sixty (60) days after the non-Defaulting Shareholder becomes aware of the Material Breach in respect of which the notice is served.

(b) A non-Defaulting Shareholder who serves a Material Breach Notice on a Defaulting Shareholder under sub-Clause (a) above shall contemporaneously deliver a copy to each other Shareholder and the Company.

9.4 Consequence of an Enforceable Material Breach

If an Enforceable Material Breach occurs in respect of a Shareholder (the ***Defaulting Shareholder***) then:

(a) if the Enforceable Material Breach is a Capital Default, Clauses 9.5 and 9.6 shall apply from the date it became an Enforceable Material Breach; or

(b) in the case of an Enforceable Material Breach other than a Capital Default:

(i) Clause 9.5 shall apply; and

(ii) the Defaulting Shareholder will be taken to have served an Offer Notice on each non-Defaulting Shareholder in respect of all of the Fractional Interests, Preferred Shares and Related Rights then held by the Defaulting Shareholder, offering to sell its Fractional Interests, Preferred Shares and Related Rights at a price equal to the Default Buy-out Price.

(c) The ***Default Buy-out Price*** shall be as follows:

(i) if the Material Breach which has become an Enforceable Material Breach occurred prior to the Commissioning Date, the lower of:

(A) the aggregate of:

(1) if the Defaulting Shareholder is BHPB, DUBAL or Mubadala, the consideration paid by the Defaulting Shareholder under the Share Subscription Agreement or, if the Defaulting Shareholder is GAI, US$80,000,000; and

(2) the aggregate of all amounts advanced by the Defaulting Shareholder to the Company in respect of the subscription of Preferred Shares in accordance with this Agreement up to the date of the Offer Notice; and

(B) 90 per cent. of the fair market value of the relevant Fractional Interests, Preferred Shares and the Related Rights and the Defaulting Shareholder's Off-take Rights (taken as a whole) as at the date of the Offer Notice, where the fair market value is as determined by an Independent Expert under Clause 18; and

(ii) if the Material Breach which has become an Enforceable Material Breach occurred on or following the Commissioning Date, 90 per cent. of the fair market value of the Fractional Interests, Preferred Shares and the Related Rights and the Defaulting Shareholder's Off-take Rights (taken as a whole) as at the date of the Offer Notice, where the fair market value is as determined by an Independent Expert under Clause 18.

9.5 Suspension of rights; payment of interest

(a) Notwithstanding any other provision of this Agreement, from the date when this Clause 9.5 applies (as determined under Clause 9.4) and for as long as a the underlying Material Breach has not been remedied:

(i) the Defaulting Shareholder may not vote on any resolution at any general meeting of the Company (other than in relation to any matter, other than a Non-reserved Matter, requiring a Unanimous Resolution) and the presence of a representative of that Defaulting Shareholder shall not be required in order for a quorum to be present at any general meeting of the Company (except in relation to any vote on a matter, other than a Non-reserved Matter, requiring a Unanimous Resolution);

(ii) the Directors appointed by the Defaulting Shareholder may not vote on any resolution at any Board Meeting (other than in relation to any matter, other than a Non-reserved Matter, requiring a Unanimous Resolution) and their presence shall not be required in order for a quorum to be present at any Board Meeting (except in relation to any vote on a matter, other than a Non-reserved Matter, requiring a Unanimous Resolution);

(iii) the Defaulting Shareholder may not Dispose of any of its Shares, except to a non-Defaulting Shareholder in accordance with this Clause 9;

(iv) the Defaulting Shareholder shall not be entitled to exercise any rights of pre-emption under Clause 10.6, or any right to purchase Shares offered for sale under either of Clauses 6.6, 10.5 or 11, in each such case, in relation to a proposed transfer of, or offer to sell, Shares by a non-Defaulting Shareholder; and

(v) in the case of an Enforceable Material Breach which is a Capital Default, interest shall accrue daily on the principal amount of that Capital Default at the Interest Rate and shall be payable by the Defaulting Shareholder to the Company in addition to the amount of the Capital Default.

(b) A Defaulting Shareholder shall be deemed to have approved any action voted on, and shall join with the non-Defaulting Shareholders in taking any action approved, during the period during which the underlying Material Breach was continuing unremedied.

9.6 Capital Default

If the Enforceable Material Breach is a Capital Default:

(a) Each non-Defaulting Shareholder shall be entitled, but not obliged, to subscribe for Preferred Shares in the manner contemplated by sub-Clause (c) below (the ***Contribution Right***).

(b) A non-Defaulting Shareholder may exercise its Contribution Right by notice in writing to all of the other Shareholders and the Company within fourteen (14) days of the date on which the relevant Material Breach became an Enforceable Material Breach (each Shareholder who gives a notice under this sub-Clause (b) being a ***Contributing Shareholder***).

(c) If there is one, or more than one, Contributing Shareholder, each of them shall subscribe for Preferred Shares having a par value equal to the amount of the

Capital Default multiplied by the proportion that its Participation Interest bears to the Participation Interest of all Contributing Shareholders (or in such other proportions as may be agreed amongst such Contributing Shareholders) (***Contribution Amount***), such subscription to occur within fourteen (14) days of the notice given under paragraph (b).

(d) If any Contributing Shareholder subscribes for Preferred Shares under sub-Clause (c) above, the Defaulting Shareholder shall promptly procure the transfer to it, against payment of a nominal amount of $1.00 by the relevant Contributing Shareholder, of:

(i) Preferred Shares having an aggregate par value equal to twenty (20) per cent. of the Contributing Shareholder's Contribution Amount in connection with such subscription; and

(ii) Fractional Interests of the Defaulting Shareholder in accordance with paragraph (f).

(e) If there is no non-Defaulting Shareholder that elects to exercise its Contribution Right under sub-Clause (b) above, the Defaulting Shareholder shall promptly procure the transfer to each non-Defaulting Shareholder, against payment of a nominal amount of $1.00 by a particular non-Defaulting Shareholder:

(i) Preferred Shares having an aggregate par value equal to twenty (20) per cent. of the amount of the Capital Default multiplied by each non-Defaulting Shareholder's Dilution Ratio; and

(ii) Fractional Interests of the Defaulting Shareholder in accordance with paragraph (f).

A non-Defaulting Shareholder's ***Dilution Ratio*** is the proportion that its Participation Interest bears to the Participation Interests of all non-Defaulting Shareholders.

(f) At the same time as the Defaulting Shareholder transfers Preferred Shares to a Contributing Shareholder under sub-Clause (d) above or to a non-Defaulting Shareholder under sub-Clause (e) above, the Defaulting Shareholder shall also transfer to the Contributing Shareholder or non-Defaulting Shareholder, as the case may be, at the same time and at no further cost to the transferee, such of the Defaulting Shareholder's Fractional Interests so as to result in the Shareholding Percentages of all Shareholders following such transfer of Fractional Interests being equal to the revised Participation Interests in effect immediately following the transfer of the Preferred Shares as required by sub-Clause (d) or (e) above, as the case may be.

(g) Dilution of a Defaulting Shareholder's Shareholding Percentage in accordance with this Clause 9.6 shall be deemed to remedy the Capital Default.

9.7 Powers granted to Secretary

Each of the Shareholders hereby agrees that if any of the provisions of Clauses 6.5, 6.6, 9.4(b)(ii), 9.6, 10.5, 10.6(e), 11.6(b) or 12.3 come into effect, the Company Secretary of the Company shall be empowered to execute any documentation required (including but not limited to the necessary instruments of transfer or other instruments required pursuant to the Articles or as a matter of law) to give effect to the relevant transfer of the Preferred Shares, Fractional Interests and Related Rights of the Approving Shareholders, Non-Approving Shareholder, Defaulting Shareholder, Seller, Changed Party or Shareholder (as applicable) and to write up the Register of Shareholders, execute the necessary documentation and make the necessary filings. The Company Secretary of the Company is hereby appointed the agent and attorney of each of the Shareholders for purposes of executing any instrument or document in the name of the relevant Shareholder to give effect to this Clause 9.7.

10. Transfer of Shares

10.1 Restriction on Disposals

(a) Unless the Shareholders otherwise agree in writing and subject to Clause 10.8(b), a Shareholder may not (nor may it attempt or agree to) Dispose of all or any of its Fractional Interests, Preferred Shares or Related Rights or any rights to or interest in all or any of its Fractional Interests, Preferred Shares or any Related Rights except by a transfer of the entire legal and beneficial interest in those Fractional Interests, Preferred Shares and Related Rights, together, to a transferee permitted by this Agreement.

(b) Except in the case of a transfer under Clause 10.3, if a Shareholder transfers, or is obliged to transfer, any Fractional Interests held by it under this Agreement it must contemporaneously transfer a corresponding proportion of the Preferred Shares held by it and all Related Rights in respect of those Fractional Interests and Preferred Shares to the same transferee to whom it transfers, or is obliged to transfer, those Fractional Interests.

10.2 Transfer to Shareholders

A Shareholder may transfer the entire legal and beneficial interest in all or some of its Fractional Interests to another Shareholder, provided that the transfer is made together with a corresponding proportion of the Preferred Shares and the Related Rights held by it in respect of those Shares, to one or more other Shareholders:

(a) where required by the provisions of Clause 6.6, 9.4(b)(ii), 9.6, 10.5, 10.6, 11.6 or 12.2; or

(b) subject to compliance with Clause 10.6 (other than in relation to a transfer between DUBAL and Mubadala or their respective Affiliates), by agreement with that Shareholder.

10.3 Transfer to Affiliate

A Shareholder (an ***Initial Shareholder***) may transfer the entire legal and beneficial interest in all (but not some) of its Fractional Interests, Preferred Shares and Related Rights to an Affiliate of such Initial Shareholder or, in the case of DUBAL and Mubadala only, to an entity all of the voting and equity capital of which is wholly-owned by DUBAL and/or Mubadala and/or their respective Affiliates (any such transferee, a ***Permitted Affiliate Transferee***), on the following conditions:

(a) The Initial Shareholder shall be jointly and severally liable with the Permitted Affiliate Transferee for all obligations imposed by this Agreement on the holder of such transferred Shares.

(b) If the Permitted Affiliate Transferee ceases to qualify as a Permitted Affiliate Transferee, the Initial Shareholder shall promptly notify the Company in writing and the Initial Shareholder shall procure that the Permitted Affiliate Transferee promptly transfers to the Initial Shareholder or to another Permitted Affiliate Transferee of the Initial Shareholder, all its Fractional Interests, Preferred Shares and Related Rights, as the case may be.

10.4 Transfer to Third Party

Subject to Clause 10.6, a Shareholder shall be entitled to transfer the entire legal and beneficial interest in all (but not some) of its Fractional Interests, provided that the transfer is made together with all (but not some) of its Preferred Shares and the Related Rights (whether held by it or a Permitted Affiliate Transferee), to a person who is not an Affiliate of that Shareholder and is not a Shareholder (***Third Party***).

10.5 Offer to Sell

If at any time the Shareholding Percentage of any Shareholder (***Selling Shareholder***) falls below five per cent. (5%), that Shareholder will be taken to have served an Offer Notice on each other Shareholder offering to sell all (but not some) of the Fractional Interests then held by the Selling Shareholder together with all of its Preferred Shares and the Related Rights (whether held by it or a Permitted Affiliate Transferee) on the terms set out in Clause 10.6 save as follows:

(a) Clause 10.6(a) and (b) shall not apply.

(b) The first sentence of Clause 10.6(c) shall not apply and the Offer Notice shall constitute an offer to sell the Fractional Interests, Preferred Shares and Related Rights at their fair market value as determined by agreement in writing of all Shareholders or, if the Shareholders are unable to agree on the fair market value within 30 days of the date of the Offer Notice, determined by an Independent Expert under Clause 18 (in which case the cost of obtaining the Independent Expert's certificate shall be borne by the Shareholders equally, and such certificate shall be issued by the Independent Expert to all Shareholders).

(c) Clause 10.6(d) shall not apply and the ***Offer Period*** shall be the period commencing on the date of the Offer Notice and ending on the date that is 30 days

from the date on which the fair market value is agreed or determined under paragraph (b).

(d) Clause 10.6(f) shall not apply and if the non-Selling Shareholders all decline (or are deemed to have declined) the Offer, or no Shareholder accepts the Offer within the Offer Period, the Selling Shareholder shall not be obliged to sell any Fractional Interests, Preferred Shares and Related Rights or make any further Offer under this Clause 10.5 until such further time (if any) that its Shareholding Percentage next falls below five per cent. (5%) having in the interim period increased to five per cent. (5%) or more.

10.6 Pre-emptive rights

Notwithstanding any other provision of this Agreement other than Clause 10.8(a), a Shareholder (***Seller***) may not transfer Fractional Interests, Preferred Shares or Related Rights to another Shareholder (other than in relation to a transfer between DUBAL and Mubadala or their respective Affiliates) under Clause 10.2(b) or to a Third Party under Clause 10.4 unless it transfers any such Fractional Interests with (and only with) the corresponding proportion of the Preferred Shares and Related Rights held by it, or vice versa, (the ***Sale Shares***) and until the rights of pre-emption set out below have been exhausted.

(a) Before the Seller transfers the Sale Shares it must give a notice in writing (***Offer Notice***) to the Company and the other Shareholders that it has received a bona fide offer from another Shareholder or a Third Party (***Offeror's Offer***) which complies with Clause 10.6(b) and which it wishes to accept. The Offer Notice shall specify the name and address of the offeror (the ***Offeror***) and attach a copy of the Offeror's Offer.

(b) The Offeror's Offer must be in writing:

(i) for a bona fide cash consideration or for some other consideration readily convertible to cash, in dollars, and not for any other consideration; and

(ii) expressly subject to the condition precedent that all necessary Authorisations are obtained.

(c) The Offer Notice shall constitute an offer by the Seller to the other Shareholders for the sale of all of the Sale Shares at a price and on the terms of the Offeror's Offer, which offer may be accepted only during the Offer Period (the ***Offer***). The Offer shall be irrevocable, and may only be accepted by giving a written notice of acceptance to the Seller (***Acceptance Notice***).

(d) The ***Offer Period*** is the period commencing on the date of the Offer Notice and ending on the date specified in the Offer Notice, which date must be not less than 30 days from the date of the Offer Notice.

(e) If an Acceptance Notice is given within the Offer Period by a Shareholder (***Accepting Shareholder***), the following provisions shall apply:

(i) If only one Acceptance Notice is given in the Offer Period, the Seller shall be bound, on the terms of the Offeror's Offer, to transfer all of the Sale Shares to the Accepting Shareholder.

(ii) If more than one Acceptance Notice is given in the Offer Period:

(A) the Seller shall be bound to transfer the Sale Shares to each Accepting Shareholder in the proportion that that Accepting Shareholder's Participation Interest bears to the aggregate Participation Interest of all Accepting Shareholders, or in such other proportion as may be agreed by the Accepting Shareholders and notified to the Seller within fourteen (14) days of the end of the Offer Period, provided that the obligation to transfer is conditional on receipt of the corresponding portion of the purchase price under the Offeror's Offer from that Accepting Shareholder; and

(B) if one or more Accepting Shareholder defaults, on the date of completion under paragraph (iii), in paying its portion of the purchase price under the Offeror's Offer (***Completion Shortfall***), the other Accepting Shareholders shall each be bound to contribute within 30 days after that completion date the proportion of the Completion Shortfall that its Participation Interest bears to the aggregate Participation Interests of all other non-defaulting Accepting Shareholders, and shall be entitled to receive the same proportion of the Sale Shares that would otherwise have been acquired by the defaulting Accepting Shareholder had it not defaulted.

(iii) Completion of the sale and purchase of the Sale Shares shall take place within whichever is later of 60 days of the end of the Offer Period and the obtaining of all necessary Authorisations for the sale and purchase of the Sale Shares, provided that if any necessary Authorisation has not been obtained within 180 days after the end of the Offer Period all Acceptance Notices and the right of each Shareholder to purchase the Sale Shares from the Seller under this Clause 10.6 shall be deemed to have lapsed and each Accepting Shareholders shall be deemed to have declined the Offer.

(f) Subject to sub-Clause (g) below, if the Shareholders all decline (or are deemed by paragraph (e)(iii) to have declined) the Offer, or no Shareholder accepts the Offer within the Offer Period, the Seller may at any time within sixty (60) days thereafter (***Sale Period***) transfer the Sale Shares to any person in a bona fide sale on the terms of the Offeror's Offer. Subject to sub-Clause (g) below, if the Seller has not transferred the Sale Shares before the end of the Sale Period, the Seller may only transfer the Sale Shares to a Shareholder under Clause 10.2(b) or to a Third Party by giving a new Offer Notice and following the procedure set out in this Clause 10.6 again.

(g) If the Seller has entered into a legally binding agreement to transfer the Sale Shares prior to the expiry of the Sale Period referred to in sub-Clause (f) above but such transfer has not been registered due to a failure to meet the requirements of Clause 10.7(c), the Sale Period will be extended to the date falling one-hundred and eighty (180) days after the end of the Offer Period.

10.7 Conditions to transfer

In addition to the conditions set out in Clauses 6.4, 10.3, 10,5, 10.6 and 10.8, any transfer of Fractional Interests, Preferred Shares and the Related Rights permitted by this Agreement shall be on the condition that:

(a) If the transferee is not an existing Shareholder, the transferor has given notice of the identity of the transferee to each of the non-transferring Shareholders and no non-transferring Shareholder (acting reasonably) has objected in writing to the transfer to the transferee on the grounds of the transferee's financial means to perform the obligations of the transferor under this Agreement within fourteen (14) days of receipt of such notice;

(b) If the transferee is not an existing Shareholder, prior to the registration of the transfer:

(i) the transferee shall execute a Deed of Accession with the remaining Parties (which are bound to execute that deed if the transferor and the transferee have complied with this Clause 10 and the Articles) confirming that it shall be bound by this Agreement as a Shareholder in respect of the Fractional Interests, Preferred Shares and Related Rights transferred including the corresponding portion of the obligation to reimburse the Project Company in respect of any Reimbursement Amount pursuant to Clause 5.4;

(ii) the Parties have made whatever changes (if any) to this Agreement and the Articles may be necessary to give effect to the introduction of the new Shareholder; and

(iii) the Project Company, the transferee (or its relevant Affiliate) and the transferor (or its relevant Affiliate) shall enter into an agreement to novate the Off-take Agreement to which the transferor (or its Affiliate) is a party with the Project Company from the transferor (or its Affiliate) to the transferee (or its Affiliate).

(c) Prior to the registration of the transfer, the transferee has obtained all necessary Authorisations for its acquisition of its Fractional Interests, Preferred Shares and Related Rights either unconditionally or subject only to conditions which do not materially adversely affect the Company or its activities or the shareholding in the Company of any non-transferring Shareholder and in particular, but without limitation, which do not require any non-transferring Shareholder to divest the whole or any part of, or to restructure, its shareholding in the Company.

(d) The transferee undertakes to pay to each non-transferring Shareholder, the Company and the Project Company all amounts which the transferor is obliged to pay to that non-transferring Shareholder, the Company and the Project Company under the terms of this Agreement and any Project Agreement which have not previously been paid by or on behalf of the transferor when they fall due under this Agreement or such Project Agreement, as the case may be.

10.9 Ineffective transfer

The Company shall not register or recognise any transfer of Shares made in breach of this Agreement unless the breach has been waived in writing by all non-transferring Shareholders.

11. Change of Control

11.1 Acquisition of controlling interest

(a) If a Controlling Interest is acquired in any Shareholder or any Holding Company of a Shareholder (subject to sub-Clause (b) below, other than a Listed Company) (the Shareholder in either case being a ***Changed Party***) at any time after the Effective Date by any person, whether alone or with Persons Acting in Concert with that person, other than as a result of a Reorganisation, then:

(i) the Changed Party must, within five (5) days of the date of completion of such acquisition, notify each other Shareholder of the completion of such acquisition (the ***Changed Party Notice***); and

(ii) at any time prior to the date that is forty-five (45) days after the Announcement Date (***Option Expiry Date***) any one or more Shareholders other than the Changed Party (***Potential Purchasers***) shall be entitled but not obliged to make an offer to purchase all (but not some) of the Fractional Interests, Preferred Shares and Related Rights held by the Changed Party (***Purchase Offer***).

(b) Global shall cease to be a Listed Company for the purposes of sub-Clause (a) above, in the event that it or any of its Affiliates (other than a Group Company) engages in any business, other than any business conducted as at the date of this Agreement:

(i) not located and operating solely in the Republic of Guinea; and

(ii) not confined to the natural resources, infrastructure or related service industries.

11.2 Purchase notice

(a) A Purchase Offer shall take the form of a notice in writing to the Changed Party (the ***Purchase Notice***), contemporaneously delivered to the Company and each other Shareholder:

(i) specifying the Shareholder or Shareholders who are making the offer (***Purchasing Shareholders***); and

(ii) specifying the price offered by such Shareholder or Shareholders for the Fractional Interests, Preferred Shares and Related Rights held by the Changed Party (***Price Offered***).

(b) A Purchase Offer shall constitute an offer to the Changed Party from the Purchasing Shareholders, and any Shareholders who subsequently elect to participate in that Purchase Offer under Clause 11.3(a) (together the ***Participating Shareholders***), to purchase all (but not some) of the Fractional Interests, Preferred Shares and Related Rights held by the Changed Party as at the date of the Purchase Notice

(together, the ***Offered Shares***) at the Price Offered, which offer may be accepted by the Changed Party at any time before the following date (***Acceptance Date***):

(i) if the Purchasing Shareholders are all of the Potential Purchasers, the date that is thirty (30) days from the date of the Purchase Notice; or

(ii) if the Purchasing Shareholders were not all of the Potential Purchasers, but all other Potential Purchasers subsequently elected to participate in the Purchase Offer by notice under Clause 11.3(a), the date that is thirty (30) days from the date on which the last Potential Purchaser elected to participate in the Purchase Offer; or

(iii) if the Purchasing Shareholders were not all of the Potential Purchasers, and any one or more Potential Purchaser has not elected to participate in the Purchase Offer by the date that is sixty (60) days after the Announcement Date (***Final Offer Date***), the date that is ninety (90) days after the Announcement Date.

(c) A Purchase Offer made, or deemed under Clause 11.3(b) to have been made, by more than one Shareholder shall constitute an offer by each Participating Shareholder to purchase the percentage of the Offered Shares equal to the percentage that that Participating Shareholder's Shareholding Percentage bears to the aggregate Shareholding Percentage of all Participating Shareholders, or such other percentage agreed by the Participating Shareholders and notified to the Changed Party in writing at least 14 days before completion of the sale and purchase of the Offered Shares.

(d) Subject to Clause 11.3, a Shareholder may not make more than one Purchase Offer in relation to any given acquisition of a Controlling Interest in a Shareholder or Holding Company of a Shareholder.

(e) A Purchase Offer shall not be revocable or withdrawn other than as provided in paragraph (f) or Clause 11.6.

(f) If, by the Option Expiry Date, more than one Purchase Notice has been given, all Purchase Offers other than that constituted by the Purchase Notice containing the highest Price Offered (***Highest Offer Notice***) shall be deemed to be withdrawn and to have lapsed such that, after the Option Expiry Date, the Purchase Offer constituted by the Highest Offer Notice shall be the only Purchase Offer (***Final Purchase Offer***). If only one Purchase Notice is given before the Option Expiry Date, that Purchase Notice shall constitute the Highest Offer Notice and the offer contained therein shall constitute the Final Purchase Offer.

11.3 Election to participate

(a) Any Potential Purchaser not named in the Highest Offer Notice as a Shareholder making the offer contained therein may, at any time before the Final Offer Date, elect by notice in writing to the Company and all other Shareholders to participate in the Final Purchase Offer.

(b) If a Shareholder elects to participate in the Final Purchase Offer under paragraph (a), the Highest Offer Notice shall be deemed to be amended to include that Shareholder as one of the Shareholders making the offer contained therein.

11.4 Acceptance or Rejection of Offer

(a) The Changed Party may accept the Final Purchase Offer by giving a written notice (a ***Notice of Acceptance***) to the Participating Shareholders at any time before the applicable Acceptance Date (***Response Period***). A copy of the Notice of Acceptance shall contemporaneously be delivered to the Company.

(b) The Changed Party may, at any time during the Response Period, notify the Participating Shareholders in writing that it does not accept the price specified in the Highest Offer Notice (***Rejection Notice***), in which case determination of the price for the Offered Shares and the Changed Party's Off-take Rights shall be referred to an Independent Expert under Clause 18. A copy of the Rejection Notice shall contemporaneously be delivered to the Company. The Independent Expert shall determine the fair market value of the Offered Shares at the date of the Purchase Notice (***Market Price***). The cost of obtaining the Independent Expert's certificate (the ***Price Certificate***) shall be borne by the Changed Party and the Participating Shareholders equally. The Price Certificate shall be issued by the Independent Expert to the Changed Party and the Participating Shareholders.

(c) If the Changed Party does not give a Notice of Acceptance or a Rejection Notice before the end of the Response Period, it shall be deemed to have accepted the Final Purchase Offer on the Acceptance Date.

11.5 Right to withdraw offer

Any Participating Shareholder who is not satisfied with the Market Price determined by the Independent Expert may, at its sole discretion and by notice in writing to the Company and the other Participating Shareholders no later than fourteen (14) days after the date of receipt by it of the Price Certificate, withdraw its offer to purchase Offered Shares, in which case from the date of the notice:

(a) the Highest Offer Notice shall be deemed to be amended so that the withdrawing Shareholder is no longer specified as one of the Shareholders making the Purchase Offer contained therein; and

(b) the withdrawing Shareholder shall be deemed to no longer be a Participating Shareholder, including for the purpose of Clause 11.6.

11.6 Obligation to sell and purchase

(a) Subject only to any necessary approvals of the shareholders of the Participating Shareholders in general meeting and any other required Authorisations, the Changed Party shall become bound to sell and the Participating Shareholders shall become bound to purchase the Offered Shares at:

(i) the Price Offered in the Highest Offer Notice, if the Changed Party gives a Notice of Acceptance under Clause 11.4(a) or is deemed to have accepted the Purchase Offer under Clause 11.4(c); or

(ii) the Market Price, if the Changed Party gives a Rejection Notice under Clause 11.4(b).

(b) In such event, completion of the sale, purchase and transfer of the Offered Shares shall take place within sixty (60) days after the later of:

(i) the giving of a Notice of Acceptance (if the Changed Party gives a Notice of Acceptance under Clause 11.4(a)), or the Acceptance Date (if the Changed Party is deemed to have accepted the Purchase Offer under Clause 11.4(c)), or fourteen (14) days after the date of issue of the Price Certificate (if the Changed Party gives a Rejection Notice under Clause 11.4(a)); and

(ii) the obtaining of all necessary Authorisations for the sale and purchase of the Offered Shares,

provided that if any such Authorisation has not been obtained within one-hundred and eighty (180) days after the applicable event specified in paragraph (i) the right of the Participating Shareholders to acquire the Offered Shares under this Clause 11 shall lapse.

13. Confidentiality

13.1 Confidential Information not to be disclosed

Each Party (a ***Disclosing Party***) undertakes that it will not use Confidential Information of any other Party or disclose that information to any person or allow or make it possible for any person to observe that information, except with the prior approval of that other Party or as permitted by this Clause 13.

13.2 Permitted disclosure

Subject to Clause 13.3, a Disclosing Party may disclose Confidential Information of another Party:

(a) to any Affiliate of the Disclosing Party;

(b) to employees, officers or agents of the Disclosing Party, or of an Affiliate of the Disclosing Party, whose duties in relation to the Disclosing Party, that Affiliate or in connection with the Project, the Business, this Agreement or any other Project Agreement require the disclosure;

(c) to genuine potential purchasers or assignees of all or any Shares held by the Disclosing Party or shares in the Disclosing Party or shares in any Holding Company of the Disclosing Party, provided that no Confidential Information in relation to the Intellectual Property Rights shall be disclosed to any such purchasers or assignees without the approval of each of the Shareholders (which shall not be unreasonably withheld or delayed);

(d) to a bank or other financial institution (and its professional advisers) in connection with any loan or other financial accommodation sought to be arranged by the Disclosing Party or any of its Affiliates for purposes directly relating to its investment in the Company;

(e) to professional advisers (including legal advisers) and consultants of the Disclosing Party whose duties in relation to the Disclosing Party or in connection with the Project, the Business, this Agreement or any Project Agreement require the disclosure;

(f) to an Independent Expert or arbitrator appointed under this Agreement, in each case to the extent reasonably necessary; and

(g) if and to the extent required under any applicable law or other legal requirement or under the rules or regulations of any recognised stock exchange which are applicable to the Disclosing Party or its Affiliates.

13.3 Conditions to disclosure

(a) Any disclosure under Clauses 13.2(c) or 13.2(d) and, if so requested by any Party where the Confidential Information to be disclosed includes any Intellectual Property Rights, under Clauses 13.2(a), (b) or (e) may only be made if the person to whom disclosure is to be made first covenants and agrees with the Disclosing

Party in a form enforceable by the Party whose Confidential Information is to be disclosed that the Confidential Information concerned will be treated as confidential and will not be disclosed to any other person for any purpose.

(b) Each Party shall take all reasonable steps to minimise the risk of disclosure of Confidential Information of the other Parties.

(c) Each Disclosing Party must use its reasonable endeavours to ensure that each of its Affiliates, employees, officers, agents or professional advisers to whom Confidential Information of another Party is or has been disclosed or by whom that Confidential Information has been observed (each of whom is in this paragraph (c) referred to as a ***Disclosee***) will not improperly disclose or use any of that Confidential Information contrary to the provisions of this Clause 13, either during or after the termination of the Disclosee's employment, office or agency with the Disclosing Party or after the Affiliate ceases to be an Affiliate of the Disclosing Party. Any breach by a Disclosee of any undertaking made by or obligation of the Disclosing Party under this Agreement in connection with Confidential Information (including obligations of non-disclosure or non-use or any other obligation of confidence to which the Disclosing Party or Disclosee is subject in relation to Confidential Information) will be deemed to constitute a breach by that Disclosing Party of that undertaking or obligation.

(d) Any disclosure under Clause 13.2(c) or (d) may only be made for the purposes of satisfying the person to whom disclosure is made as to the value and commercial viability of the proposed investment, purchase, transfer, loan or financial accommodation, as applicable.

13.4 Public statements, and dealings with the Government of the Republic of Guinea, concerning the Project

(a) Subject to paragraph (b):

(i) the Shareholders must use their reasonable endeavours to agree the wording and timing of all public announcements and statements and the content and timing of material dealings with the Government of the Republic of Guinea by all or any of them, by any Holding Company or Affiliate of a Shareholder or by any Group Company relating to the Project, the Business, this Agreement or any Project Agreement or the activities under any of them, or any Group Company before the relevant announcement or statement is made or the relevant dealing takes place; and

(ii) each Group Company must not make any public announcement or statement or have any material dealings with the Government of the Republic of Guinea concerning the Project, the Business, this Agreement or any Project Agreement or the activities under any of them without the prior approval of each Shareholder.

(b) If agreement cannot be reached prior to the time any announcement or statement must be made or dealings initiated, the Shareholder or Group Company in question may make the relevant announcement or statement or commence the relevant dealings, but it must not disclose more than the minimum information that it is required to disclose.

(c) Copies of any public announcement or statement shall be given by the Shareholder or Group Company making that announcement or statement to each other Party in the most expeditious manner reasonably available.

13.5 Treatment of Information by Transferor

The following provisions apply to a Transferor, both before and after it ceases to hold any Shares.

(a) The Transferor must destroy and not keep any copies of Confidential Information of another Party, or other documents disclosing such Confidential Information, in its possession or under its control (including all correspondence, budgets, schedules, documents and records whether in writing or in electronic form belonging to or relating to the Business, the Project or any Group Company) except to the extent that they are required by law to be retained by the Transferor.

(b) The Transferor will have no rights or interest in, to or in respect of, and may not make further use or disclose, any Confidential Information of any other Party.

13.6 Continuing obligation

The obligations contained in this Clause 13 (including for the avoidance of doubt any obligations of a Transferor under Clause 13.5) shall endure for a period of three (3) years after the termination of this Agreement.

13.7 Use of Project Intellectual Property and Project Information

(a) Notwithstanding anything contained in this Agreement (including Clauses 13.1, 13.2 and 13.3), each Shareholder and its Affiliates shall be entitled to retain, use, reproduce, apply, exercise or exploit any Project Intellectual Property Rights and Project Information for its own internal analysis, use or planning which, for greater certainty, shall not entitle any Shareholder or any of their Affiliates to disclose, licence or sub-licence any of the Project Intellectual Property Rights or Project Information to any Third Party.

(b) If requested by any Shareholder, the Shareholders shall procure that the Group Companies grant to such Shareholder and/or any of its Affiliates a free, non-exclusive and indefinite licence to retain, use, reproduce, apply, exercise or exploit any Project Intellectual Property Rights and Project Information in the manner permitted by sub-Clause (a) in substantially the same form as that set out in Schedule 5 or in such form as may be required by such Shareholder acting reasonably reflecting the terms of this Clause 13.7.

14. Representations and Warranties

Each Party represents and warrants to each other Party that (except as expressly disclosed in this Agreement or consented to by the other Party in writing) each of the following statements is true and correct as at the Effective Date:

(a) It is a corporation duly incorporated and validly existing under the laws of the place of its incorporation.

(b) It has the power to enter into and perform its obligations under this Agreement and each Project Agreement to which it is a party.

(c) It has taken all necessary corporate action to authorise the entry into and performance of this Agreement and each Project Agreement to which it is a party.

(d) This Agreement and each Project Agreement to which it is a party is its valid and binding obligation enforceable in accordance with its terms.

(e) The execution and performance by it of this Agreement and each Project Agreement to which it is a party did not and will not violate in any respect a provision of:

(i) a law or treaty or a judgment, ruling, order or decree of a government or governmental authority or agency binding on it;

(ii) its constitution or other constituent documents; or

(iii) any other document or agreement which is binding on it or its assets.

15. Operation of Agreement

15.1 Shareholders' Agreement to override the Articles

If there is any inconsistency between the provisions of this Agreement and the provisions of the Articles or a constituent document of any Subsidiary then, as among the Shareholders themselves, the provisions of this Agreement prevail to the extent of the inconsistency and the Parties shall forthwith effect an amendment to the Articles or the constituent document (as the case may be) to remove the inconsistency.

15.2 Agreement provision may be included in the Articles

If it is necessary to include a provision in the Articles or a constituent document of any Subsidiary to ensure that a provision of this Agreement is effective in accordance with its terms, the Shareholders must procure that the necessary amendment is made to the Articles or a constituent document of any Subsidiary (as the case may be).

15.3 Shareholders to observe and implement Agreement

(a) Each Shareholder undertakes with each other Party to:

(i) exercise all its votes, powers and rights under the Articles so as to give full force and effect to the provisions and intentions of this Agreement;

(ii) observe and comply fully and promptly with the provisions of the Articles so that each provision of the Articles is enforceable by the Parties among themselves and in whatever capacity; and

(iii) exercise all its votes, powers and rights in relation to the Company so as to ensure that the Company fully and promptly observes, complies with and gives effect to the requirements and intentions of this Agreement and the Articles.

(b) The obligations in paragraph (a) include an obligation to exercise its powers both as a Shareholder and, where applicable and to the extent permitted by Law, through any Director appointed by it and to ensure that any Director appointed by it (whether alone or jointly with any other person) does or obtains that matter or thing.

15.4 Company to observe and implement Agreement

The Company must do all things necessary or desirable to give effect to the provisions and intentions of this Agreement and each Project Agreement in accordance with its terms and is bound by all provisions of this Agreement which expressly or by implication apply to the Company, provided that nothing in this Agreement shall be construed as the Company agreeing not to exercise any of its powers expressly conferred by statute.

15.5 Shareholders not to vote on direction

Other than in respect of DUBAL and Mubadala between themselves, each Shareholder undertakes with each other Shareholder that, while it is a party to this Agreement, it will not (except as expressly provided for in this Agreement) cast or agree to cast any of the voting rights exercisable in respect of any of its Shares in accordance with the directions, or subject to the consent of, any other person other than a Holding Company of that Shareholder.

16. Relationship of the Shareholders

(a) Neither this Agreement nor the Articles shall be interpreted as constituting:

(i) the relationship of the Shareholders as a partnership, quasi-partnership, association or any other relationship in which one or more of the Shareholders may (except as specifically provided for in this Agreement) be liable generally for the acts or omissions of any other Shareholder; or

(ii) any Shareholder as the general agent or representative of any other Shareholder or of the Company with the exception of any powers of attorney specifically granted or contemplated by this Agreement.

(b) Without limiting paragraph (a), no Shareholder has the authority to pledge or purport to pledge the credit of any other Shareholder or the Company or to make or give (or purport to make or give) any representations, warranties or undertakings for or on behalf of any other Shareholder or the Company.

17. Duration and Termination

17.1 Former Shareholder not bound

This Agreement ceases to apply to a Shareholder which has transferred all its Fractional Interests, Preferred Shares and Related Rights as permitted by this Agreement and the Articles, save for any provision of this Agreement which is expressed to continue in force thereafter.

17.2 Term

This Agreement continues in full force and effect until either:

(a) the Agreement is terminated by written agreement between the Shareholders;

(b) an effective resolution is passed, or a binding order is made, for the winding-up of the Company; or

(c) any one Shareholder holds all the issued Fractional Interests and Preferred Shares.

17.3 Termination not to affect certain provisions

Any termination of this Agreement however caused, or the ceasing by any Shareholder to hold any Fractional Interests and Preferred Shares as contemplated by Clause 17.1:

(a) will be without prejudice to any rights and obligations of the Parties which have accrued prior to that termination or cessation and which remain unsatisfied, or which may accrue after termination in respect of any conduct prior to such termination; and

(b) will not affect any provision of this Agreement which is expressed to come into effect on, or to continue in effect after, that termination or cessation.

18. Independent Expert

18.1 General

Unless otherwise provided in this Agreement, the following provisions apply to any Independent Expert appointed or required to be appointed to determine any matter under this Agreement and to the proceedings and decision of that expert.

(a) The Independent Expert must be a suitably qualified expert who has no direct or indirect personal interest in the outcome of the decision he or she is requested to make and, unless otherwise agreed between the Shareholders, shall not (and whose firm shall not) have acted for any Party in any material capacity for a period of at least two (2) years preceding the date of his or her appointment.

(b) The Independent Expert shall be selected by agreement between the Shareholders or, failing agreement between them within seven (7) days after they commence to discuss the selection of that Independent Expert, by the President for the time

being of the Institute of Chartered Accountants of England and Wales, or someone appointed by him.

(c) The matter which the Independent Expert is required to determine must be referred to him or her by written submission which must state the specific matter to be determined together with all other reasonably relevant matters including any requirements under this Agreement relating to that matter.

(d) The Independent Expert shall allow and give due weight to any submissions, representations, information or material put forward by a Shareholder within any time limit prescribed by the Independent Expert in his or her discretion.

(e) The Parties must supply the Independent Expert with any information, assistance and co-operation which he or she may request in connection with his or her determination.

(f) The fees and expenses of the Independent Expert will be borne by the Defaulting Shareholder (if the need for an expert determination arises from a Material Breach by a Shareholder under this Agreement) or otherwise by the disputing Shareholders equally unless the Independent Expert, in his or her absolute discretion, determines that a Shareholder should bear all or a greater proportion of them because of the conduct of that Shareholder.

(g) The Independent Expert shall give reasons for any determination.

(h) The Independent Expert will act as an expert and not as an arbitrator and his or her decision will, in the absence of manifest error, be final and binding on the Shareholders and the Company and not subject to review.

18.2 Fair market value

Wherever this Agreement requires the fair market value of Fractional Interests, Preferred Shares, Related Rights, Off-take Rights or any other right, interest or thing to be determined by an Independent Expert, the Independent Expert shall:

(a) determine the fair market value having regard to all relevant factors;

(b) assume that the Parties to any transaction to transfer such Fractional Interests, Preferred Shares, Related Rights, Off-take Right or other rights, interests or things are, as the case may be, willing seller(s) and willing buyer(s) at the applicable date; and

(c) not apply any minority discount in determining such fair market value.

19. General

19.1 Notices

Any notice, demand, consent or other communication (a ***Notice***) given or made under this Agreement:

(a) must be in writing and signed by a person duly authorised by the sender;

(b) must be delivered to the intended recipient by prepaid first class post with recorded delivery or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i) to GAI	245 Park Avenue 38th Floor New York, New York 10167 Attention: Chief Financial Officer Fax No: 212-351-0001;
(ii) to BHPB:	c/o BHP Billiton International Services Limited Neathouse Place London SW1V 1BH United Kingdom Attention: Chief Development Officer Fax No: +44 20 7802 4111 Copy to: Attention: Regional Legal Counsel Fax No: +44 20 7802 3048;
(iii) to DUBAL	P.O. Box 3627 Dubai United Arab Emirates Attention: Director, Commercial & Corporate Development Fax No: +971-4-884-6919;
(iv) to Mubadala	P.O. Box 45005 Abu Dhabi United Arab Emirates Attention: Chief Financial Officer Fax No: +971 2 616 0099;
(v) to the Company:	Cite Chemin de Fer Immeuble Labe, 1*ere* Etage BP: 5090 Conakry Republic of Guinea Attention: Chief Financial Officer Fax No: +22 (4) 1129 3659 Copy to: Each of the Shareholders; and

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two (2) Business Days after the date of posting (if posted to an address in the same country) or seven (7) Business Days after the date of posting (if posted to an address in another country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00 p.m. (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

19.2 Assignment

A Party must not Dispose of any of its rights under this Agreement or any Project Agreement otherwise than in connection with a transfer of Fractional Interests, Preferred Shares and Related Rights in accordance with this Agreement.

19.3 Further Assurances

Each Party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.

19.4 Time is of the Essence

Time is of the essence of this Agreement.

19.5 Entire Agreement

This Agreement, together with the other Transaction Documents, contains the entire agreement between the Parties as at the Effective Date with respect to its subject matter and supersedes all prior agreements and understandings between the Parties in connection with it.

19.6 Amendment

No amendment or variation of this Agreement is valid or binding on a Party unless made in writing executed by all Parties.

19.7 No Waiver

No failure to exercise or delay in exercising any right, power or remedy by a party operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the Party granting that waiver unless made in writing.

19.8 Remedial Cumulative

The rights, powers and remedies provided to a party in this Agreement are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or any agreement. The election of any one or more of such remedies by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other available remedy.

19.9 No Merger

The rights and obligations of the Parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

19.10 Severability of Provisions

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

19.11 Enurement

The provisions of this Agreement will, save as otherwise provided in this Agreement, enure for the benefit of and be binding on the Parties and their respective successors and permitted substitutes and assigns and (where applicable) legal personal representatives.

19.12 Costs

Each Shareholder must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

19.13 Currency of Payments

All payments between the Parties under this Agreement shall be in dollars.

19.14 Governing Law and Submission

This Agreement shall be governed by and construed in accordance with the laws of England.

19.15 Dispute Resolution

(a) In the event of any dispute arising under or in connection with this Agreement (a ***Dispute***), the affected Parties (the ***Disputing Parties***) shall endeavour to resolve such dispute by good faith negotiation provided that nothing in this Clause shall prevent any Disputing Party seeking a preliminary injunction or other judicial relief at any time if, in its judgment, such action is necessary to prevent irreparable damage.

(b) If any Dispute is not resolved in accordance with paragraph (a) above within forty-five (45) days of the commencement of the Dispute arising, such Dispute shall, if

requested by any Disputing Party, be referred to and finally settled by arbitration under the Rules of the London Court of International Arbitration as amended or substituted from time to time, which Rules are deemed to be incorporated into this Agreement except to the extent expressly modified by this Clause (the ***Rules***).

(c) Subject to sub-Clause (a) above, arbitration shall be the exclusive method for resolution of a Dispute, and the determination of the arbitrators shall be final and binding. The Parties agree that they will give conclusive effect to the arbitrators' determination and award and that judgment thereon may be entered and enforced by any court of appropriate jurisdiction.

(d) The tribunal shall consist of three (3) arbitrators, all of whom shall be appointed in accordance with the Rules.

(e) The place of arbitration shall be London, England. The language to be used in the arbitration shall be English.

19.16 Process agents

(a) GAI irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement.

(b) BHPB irrevocably appoints BHP Billiton International Services Limited, Neathouse Place, London SW1V 1BH, United Kingdom as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement.

(c) DUBAL irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement.

(d) Mubadala irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement.

(e) The Company irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EV as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement.

(f) Each Party irrevocably agrees that if the process agent appointed by that Party ceases to be able to act as such or to have an address in England, that Party shall promptly appoint a new process agent in England acceptable to the other Parties and deliver to the other Parties within fourteen (14) days a copy of a written acceptance of appointment by the process agent.

(g) Each Party agrees that service of any process or documents on its agent will be sufficient service on it.

(h) Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

19.17 Third party rights

Except as expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

19.18 Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

In witness whereof this Agreement has been entered into the day and year first before written.

Schedule 1

Deed of Accession

Date

Parties

1. **[Name of transferee]**, [place of incorporation], of [address of transferee] (the ***Transferee***).

2. **[Name of transferor]**, [place of incorporation], of [address of transferor] (the ***Transferor***).

3. **[Name of first non-transferring Shareholder]**, [place of incorporation], of [address of first non-transferring Shareholder] ([*A*]).

4. **[Name of second non-transferring Shareholder]**, [place of incorporation], of [address of second non-transferring Shareholder] ([*B*]).

5. **[Name of third non-transferring Shareholder]**, [place of incorporation], of [address of third non-transferring Shareholder] ([*C*]).

6. **Guinea Alumina Corporation, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands (the ***Company***).

Recitals

A The Transferor is currently the holder of the Sale Shares.

B The Transferor, [A], [B], [C] and the Company are parties to a Shareholders' Agreement dated [*] March 2007.

C The Transferor has agreed to sell and transfer to the Transferee, and the Transferee has agreed to purchase and take a transfer of, the Sale Shares and to assume the liabilities of the Transferor in respect of the Sale Shares.

D Pursuant to Clause 10.7(b)(i) of the Shareholders' Agreement, any transfer of Fractional Interests, Preferred Shares and Related Rights to a third party permitted by the Shareholders' Agreement cannot be registered until that third party transferee

executes a deed of accession in the form of this Deed.

E The Transferor wishes to be released from all of its obligations under the Shareholders' Agreement as a Shareholder in respect of the Sale Shares as from the Effective Date.

F The Continuing Parties have agreed to consent to the transactions referred to in this Deed on the terms of this Deed.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Shareholders' Agreement definitions to apply

Subject to Clause 1.2, terms defined in the Shareholders' Agreement have the same meaning when used in this Deed.

1.2 Definitions

The following definitions apply in this Deed unless the context requires otherwise:

Additional Obligations has the meaning given in Clause 2(b).

Continuing Parties means [A], [B], [C] and the Company.

Effective Date means the date on which the Transferee is registered as a member of the Company in respect of the Sale Shares.

Shareholders' Agreement means the agreement referred to in Recital B.

Sale Shares means the Transferor's legal and beneficial interest in [*] Fractional Interests, [*] Preferred Shares and all Related Rights in respect of those Fractional Interests and Preferred Shares, to be transferred by the Transferor to the Transferee.

1.3 Interpretation

Clause 1.2 of the Shareholders' Agreement applies in the interpretation of this Deed.

2. Transferee Assumes Liability

(a) The Transferee covenants and agrees with each Continuing Party and the Transferor as from the Effective Date to observe, perform and be bound by all of the terms, covenants and obligations of the Transferor as the holder of the Sale Shares under the Shareholders' Agreement (including, if applicable, the obligation to reimburse the Project Company for any Reimbursement Amount pursuant to clause 5.4 of the Shareholders' Agreement), so that from the Effective Date the Transferee will be deemed to be a party to the Shareholders' Agreement as a Shareholder in respect of the Sale Shares.

(b) Pursuant to Clause 10.7(d) of the Shareholders' Agreement, the Transferee undertakes as from the Effective Date to pay to each of [A], [B], [C], the Company and the Project Company all amounts which the Transferor is obliged to pay to [A], [B], [C], the Company and the Project Company under the terms of the Shareholders' Agreement and any Project Agreement which have not previously been paid by or on behalf of the Transferor when they fall due under the Shareholders' Agreement or under such Project Agreement, as the case may be (the ***Additional Obligations***).

3. Consent of Continuing Parties

Each Continuing Party:

(a) irrevocably and unconditionally consents to the Transferee on and from the Effective Date:

(i) becoming a party to the Shareholders' Agreement as a Shareholder in respect of the Sale Shares;

(ii) becoming a holder of the Sale Shares; and

(iii) assuming the obligations of the Transferor in accordance with (and to the extent referred to in) Clause 2 of this Deed;

(b) acknowledges and agrees that the Transferee will be entitled to exercise all of the rights, privileges and benefits of the Transferor in respect of the Sale Shares; and

(c) agrees to be bound by the terms of the Shareholders' Agreement as if the Transferee were named in it as a party instead of the Transferor in respect of the Sale Shares.

4. Transferor Released

With effect on and from the Effective Date, each of the Continuing Parties releases and forever discharges the Transferor from all claims, demands and liabilities which arise on or after the Effective Date relating to any and all of the Transferor's undertakings and obligations (other than those obligations which are expressed in the Shareholders' Agreement to bind a party even after a party has ceased to be a party or following termination of that Agreement, including Clause 12.6 of the Shareholders' Agreement) in respect of, or attaching to, the Sale Shares under the Shareholders' Agreement.

5. Liability Pending Effective Date

Until the Effective Date, the Transferor shall remain liable for, and be responsible for performing and observing, all of the terms, liabilities and obligations in respect of or attaching to the Sale Shares under the Shareholders' Agreement.

6. Transferor to Indemnify Transferee

The Transferor covenants and agrees to indemnify the Transferee against all claims, losses, liabilities, costs and expenses which may be incurred or sustained by the Transferee in respect of the Additional Obligations.

7. Address of Transferee for Notices

For the purposes of the Shareholders' Agreement, the address of the Transferee to which all Notices must be delivered (until substituted in accordance with Clause 18.1(b) of the Shareholders' Agreement), is:

[Name of Transferee]
Attention: [*]
Address: [*]
Fax No: [*]

8. Costs and Stamp Duty

Each party shall bear its own costs arising out of the negotiation, preparation and execution of this Deed. All stamp duty (including fines, penalties and interest) which may be payable on or in connection with this Deed and any instrument executed under this Deed shall be borne by the Transferee. The Transferee shall indemnify the other parties to this Deed on demand against any liability for that stamp duty.

9. Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and, notwithstanding any term of this Deed, no consent of any person who is not a party to this Deed is required for any amendment (including any release or compromise of any liability) or termination of this Deed.

10. Governing Law

This Deed is governed by and construed in accordance with the laws of England.

11. Dispute Resolution

Clause 19.5 of the Shareholders' Agreement is incorporated into this Deed provided that references in such clause to "this Agreement" shall be construed as references to this Deed.

12. Service of Process

(a) The Company irrevocably appoints [*] of [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Deed.

(b) The Transferee irrevocably appoints [*] of [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Deed.

(c) The Transferor irrevocably appoints [*] of [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Deed.

(d) [A] irrevocably appoints [*] of [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Deed.

(e) [B] irrevocably appoints [*] of [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Deed

(f) [C] irrevocably appoints [*] of [*] as its agent under this Deed for service of process in any proceedings before the English courts in connection with this Deed

(g) If any person specified in paragraph (a) to (f) is unable for any reason to so act, the relevant party to this Deed must immediately (and in any event within seven days of the event taking place) appoint another agent on terms acceptable to the other parties to this Deed acting reasonably. Failing this, the other parties to this Deed may appoint another process agent for this purpose.

(h) Each of the parties agrees that failure by its process agent to notify it of any process will not invalidate the relevant proceedings.

(i) This Clause 11 does not affect any other method of service allowed by law.

13. Counterparts

This Deed may be executed in any number of counterparts. All counterparts will constitute one instrument.

[Each attorney executing this Deed states that he or she has no notice of revocation or suspension of his or her power of attorney.]

Executed and delivered as a Deed in [*]

[Insert appropriate execution clauses here.]

Schedule 2

[Left intentionally blank]

Schedule 3

CEO's Authority

The CEO shall have at all times as a minimum the approval and signing authorities set out in this Schedule 3 which he or she may exercise from time to time without the prior approval of the Board, any Shareholder or any other person being required provided that they are exercised in a manner consistent with this Agreement, including Clause 3.14.

The Shareholders acknowledge and agree that any amendment to the authorities set out in this Schedule 3 (whether by amendment to the Manual of Authorities or otherwise) may only be made in accordance with the terms of this Agreement and, in particular, Clause 3.11(m).

The authorities of the CEO referred to in the first paragraph of this Schedule 3 are as follows:

(a) the CEO shall have clear authority to cause the Company and the Project Company to do the following (including the ability for the CEO to bind the Company and the Project Company under any contract or other agreement in relation to the following) up to the following limits:

(i) during the Development Phase:

(A) the CEO may cause the Company and/or the Project Company to incur borrowing or other Financial Indebtedness not exceeding US$100,000 in aggregate in any calendar year;

(B) the CEO may cause the Company and/or the Project Company to incur an item of capital expenditure not exceeding:

(1) if provided for within an Approved Plan, US$6,000,000; or

(2) if not provided for within an Approved Plan, US$1,000,000 when aggregated with all other items of capital expenditure which the CEO has caused the Company and the Project Company to incur in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively);

(C) the CEO may cause the Company and/or the Project Company to enter into a contract or arrangement:

(1) for a term not exceeding three (3) years; and

(2) under which the Company and/or the Project Company will incur a commitment not exceeding:

(X) if provided for within an Approved Plan, US$6,000,000; or

(Y) if not provided for in an Approved Plan, US$1,000,000 when aggregated with all other commitments which the CEO has caused the Company and the Project Company to incur in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively);

(D) the CEO may cause the Company and/or the Project Company to Dispose of assets with a estimated fair market value not exceeding:

(1) if such Disposal is provided for within an Approved Plan, US$3,500,000; or

(2) if such Disposal is not provided for within an Approved Plan, US$500,000 when aggregated with all other Disposals of assets which the CEO has caused the Company and the Project Company to make in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively); and

(E) the CEO may cause the Company and/or the Project Company to institute, compromise, settle or discontinue any legal, arbitration or other proceedings where the monetary value of the issues in dispute in such proceedings does not exceed the relevant threshold monetary limits in Schedule 4 (with reference to Clause 3.10(j)) provided the CEO has given reasonable notice to the Board prior to such institution, compromise, settlement or discontinuance and subject to the approval or directions of the Board by Ordinary Resolution;

(ii) during the Construction Phase:

(A) the CEO may cause the Company and/or the Project Company to incur borrowing or other Financial Indebtedness not exceeding US$200,000 in aggregate in any calendar year;

(B) the CEO may cause the Company and/or the Project Company to incur an item of capital expenditure not exceeding:

(1) if provided for within an Approved Plan, US$20,000,000; or

(2) if not provided for within an Approved Plan:

(X) US$1,000,000, for any single transaction; and

(Y) US$3,000,000, when aggregated with all other items of capital expenditure which the CEO has

caused the Company and the Project Company to incur in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively);

(C) the CEO may cause the Company and/or the Project Company to enter into a contract or arrangement:

(1) for a term not exceeding three (3) years; and

(2) under which the Company and/or the Project Company will incur a commitment not exceeding:

(X) if provided for within an Approved Plan, US$20,000,000; or

(Y) if not provided for in an Approved Plan:

(aa) US$1,000,000, for any single transaction; and

(bb) US$3,000,000 when aggregated with all other commitments which the CEO has caused the Company and the Project Company to incur in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively);

(D) the CEO may cause the Company and/or the Project Company to Dispose of assets with a estimated fair market value not exceeding:

(1) if such Disposal is provided for within an Approved Plan, US$10,000,000; or

(2) if such Disposal is not provided for within an Approved Plan, US$1,500,000 when aggregated with all other Disposals of assets which the CEO has caused the Company and the Project Company to make in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively); and

(E) the CEO may cause the Company and/or the Project Company to institute, compromise, settle or discontinue any legal, arbitration or other proceedings where the monetary value of the issues in

dispute in such proceedings does not exceed the relevant threshold monetary limits in Schedule 4 (with reference to Clause 3.10(j)) provided the CEO has given reasonable notice to the Board prior to such institution, compromise, settlement or discontinuance and subject to the approval or directions of the Board by Ordinary Resolution; and

(iii) during the Operating Phase and subject to the indexation set out in the final paragraph of this Schedule 3 below:

(A) the CEO may cause the Company and/or the Project Company to incur borrowing or other Financial Indebtedness not exceeding US$1,000,000 in aggregate in any calendar year;

(B) the CEO may cause the Company and/or the Project Company to incur an item of capital expenditure not exceeding:

(1) if provided for within an Approved Plan, US$5,000,000; or

(2) if not provided for within an Approved Plan:

(X) US$1,000,000, for any single transaction; and

(Y) US$3,000,000, when aggregated with all other items of capital expenditure which the CEO has caused the Company and the Project Company to incur in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively);

(C) the CEO may cause the Company and/or the Project Company to enter into a contract or arrangement:

(1) for a term not exceeding three (3) years; and

(2) under which the Company and/or the Project Company will incur a commitment not exceeding:

(X) if provided for within an Approved Plan, US$5,000,000; or

(Y) if not provided for in an Approved Plan:

(aa) US$1,000,000, for any single transaction; and

(bb) US$3,000,000, when aggregated with all other commitments which the CEO has caused the Company and the Project Company to incur in the same calendar year which are not provided for in an

Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively);

(D) the CEO may cause the Company and/or the Project Company to Dispose of assets with a estimated fair market value not exceeding:

(1) if such Disposal is provided for within an Approved Plan, US$5,000,000; or

(2) if such Disposal is not provided for within an Approved Plan, US$750,000 when aggregated with all other Disposals of assets which the CEO has caused the Company and the Project Company to make in the same calendar year which are not provided for in an Approved Plan and which have not been approved by the Board by ordinary resolution (either prospectively or retrospectively); and

(E) the CEO may cause the Company and/or the Project Company to institute, compromise, settle or discontinue any legal, arbitration or other proceedings where the monetary value of the issues in dispute in such proceedings does not exceed the relevant threshold monetary limits in Schedule 4 (with reference to Clause 3.10(j)) provided the CEO has given reasonable notice to the Board prior to such institution, compromise, settlement or discontinuance and subject to the approval or directions of the Board by Ordinary Resolution;

(b) the authority to hire and dismiss any employees of any Group Company (other than any Key Employee) and to determine the terms such employees' employment and duties and responsibilities (including any amendments thereto) including salaries, wages, working conditions, hours of work, grievance and disciplinary procedures, benefit plans (including pension and provident funds), medical aid, safety, recruitment, workmen's compensation and all other matters pertaining to labour and employee relations (other than in respect of Key Employees); and

(c) notwithstanding any limitations on the CEO's authority set out in paragraph (a) above, the Manual of Authorities, in this Agreement or otherwise, the CEO shall have the authority to cause the Company and/or the Project Company to incur any expenditure (***Emergency Expenditure***) which the CEO considers to be reasonably necessary in relation to the health, safety and protection of the employees, consultants, contractors and subcontractors of the Company and/or the Project Company in circumstances where the CEO determines (acting reasonably) that it would be impractical to convene and hold a Board Meeting or meeting of the Shareholders to approve such Emergency Expenditure.

In determining whether a particular act of the CEO described above not provided for in an Approved Plan is within the specified monetary threshold of the CEO's authority for such act, any series of related or connected transactions in any period of twelve (12) consecutive months shall be aggregated as a single transaction to determine whether that specific monetary threshold has been, or would be, exceeded as a result of such act.

The CEO shall report to the Board on a monthly basis as to the expenditure which the CEO has caused the Company and the Project Company to incur during the previous calendar month not provided for in an Approved Plan in accordance with Clause 3.16, 3.17 or 3.18, as the case may be.

All CEO authority thresholds set out in paragraph (a)(iii) above to apply during the Operating Phase shall be adjusted on each anniversary of the date of this Agreement during the Development and Construction Phases and on the first five such anniversaries falling within the Operating Phase (each such anniversary being an ***Indexation Date***) in accordance with the following formula:

$$T = \frac{A \times B}{C}$$

where:

T means the relevant threshold for the 12 months following the Indexation Date;

A means the relevant threshold for the preceding 12 months ending on the Indexation Date;

B means the CPI Index last published by BLS before the Indexation Date; and

C means the CPI Index last published by BLS before the commencement of the preceding 12 months ending on the Indexation Date.

Schedule 4

Special Matters Thresholds

This Schedule 4 sets out the thresholds applying to certain of the matters requiring a Special Resolution pursuant to Clause 3.10 at the specified times.

Part 1: Development Phase

During the Development Phase the following shall apply in respect of Clause 3.10:

(a) the threshold for incurring borrowing or other Financial Indebtedness for the purposes of Clause 3.10(a) shall be US$100,000;

(b) the threshold for incurring of capital expenditure for the purposes of Clause 3.10(b) shall be US$6,000,000, if such capital expenditure is provided for within an Approved Plan, or US$600,000, if not;

(c) a contract or arrangement shall be considered material for the purposes of Clause 3.10(h) if:

(i) it is for a term of greater than three (3) years; or

(ii) under such contract or arrangement the Company and/or the Project Company will incur a commitment in excess of US$6,000,000, if such commitment is provided for within an Approved Plan, or US$600,000, if not;

(d) the threshold for the Disposal of assets of a Group Company for the purposes of Clause 3.10(i), shall be assets with an estimated fair market value of US$3,500,000, if such Disposal is provided for within an Approved Plan, or US$350,000, if not; and

(e) the threshold for the monetary value of the issues in dispute in proceedings mentioned in Clause 3.10(j) shall be US$500,000.

Part 2: Construction Phase

During the Construction Phase the following shall apply in respect of Clause 3.10:

(a) the threshold for incurring borrowing or other Financial Indebtedness for the purposes of Clause 3.10(a) shall be US$200,000;

(b) the threshold for incurring of capital expenditure for the purposes of Clause 3.10(b) shall be US$40,000,000, if such capital expenditure is provided for within an Approved Plan, or US$4,000,000, if not;

(c) a contract or arrangement shall be considered material for the purposes of Clause 3.10(h) if:

(i) it is for a term of greater than three (3) years; or

(ii) under such contract or arrangement the Company and/or the Project Company will incur a commitment in excess of US$40,000,000, if such commitment is provided for within an Approved Plan, or US$4,000,000, if not;

(d) the threshold for the Disposal of assets of a Group Company for the purposes of Clause 3.10(i), shall be assets with an estimated fair market value of US$10,000,000, if such Disposal is provided for within an Approved Plan, or US$1,000,000, if not; and

(e) the threshold for the monetary value of the issues in dispute in proceedings mentioned in Clause 3.10(j) shall be US$8,500,000.

Part 3: Operating Phase

During the Operating Phase the following shall apply in respect of Clause 3.10:

(a) the threshold for incurring borrowing or other Financial Indebtedness for the purposes of Clause 3.10(a) shall be US$1,000,000;

(b) the threshold for incurring of capital expenditure for the purposes of Clause 3.10(b) shall be US$10,000,000, if such capital expenditure is provided for within an Approved Plan, or US$1,000,000, if not;

(c) a contract or arrangement shall be considered material for the purposes of Clause 3.10(h) if:

(i) it is for a term of greater than three (3) years; or

(ii) under such contract or arrangement the Company and/or the Project Company will incur a commitment in excess of US$20,000,000, if such commitment is provided for within an Approved Plan, or US$2,000,000, if not;

(d) the threshold for the Disposal of assets of a Group Company for the purposes of Clause 3.10(i), shall be assets with an estimated fair market value of US$10,000,000, if such Disposal is provided for within an Approved Plan, or US$1,000,000, if not; and

(e) the threshold for the monetary value of the issues in dispute in proceedings mentioned in Clause 3.10(j) shall be US$8,500,000.

Schedule 5

Form of IP Licence (Clause 13.7(b))

Execution Page

Signed by for and on behalf of **Global Alumina International, Ltd.** in the presence of: -	)))))))

Signed by for and on behalf of **[The Broken Hill Proprietary Company Pty Limited]** in the presence of: -	))))))

Signed by for and on behalf of **[Dubai Aluminium Company Limited]** in the presence of: -	)))))))

Signed by	)
	)
	)
for and on behalf of	)
[Mubadala Development	)
Company PJSC]	)
in the presence of: -	)

Signed by	)
	)
	)
for and on behalf of	)
Guinea Alumina Corporation,	)
Ltd.	)
in the presence of: -	)

Schedule 14

BVI Legal Opinion

[REDACTED]

Schedule 15

Ontario & Quebec Legal Opinions

[REDACTED]

Schedule 16

New Brunswick Legal Opinion

[REDACTED]

Schedule 17

Guinea Legal Opinion

[REDACTED]

Schedule 18

Australian Legal Opinion

[REDACTED]

Schedule 19

Dubai Legal Opinion

[REDACTED]

Schedule 20

Abu Dhabi Legal Opinion

[REDACTED]

Schedule 21

New York Legal Opinion

[REDACTED]

Schedule 22

Escrow Account Agreement

Allens Arthur Robinson

Escrow Account Agreement

Execution Version

Global Alumina Corporation

Global Alumina International, Ltd.

Citibank, N.A.
as Account Bank

Citibank, N.A.
as Security Agent

The Broken Hill Proprietary Company Pty Limited

Dubai Aluminium Company Limited

Mubadala Development Company PJSC

Allens Arthur Robinson
1 Raffles Place
#54-00 OUB Centre
Singapore 048616
Tel 65 6535 6622
Fax 65 6535 4855
www.aar.com.au

Allens Arthur Robinson

Table of Contents

Date [#] 2007

Parties

1. **Global Alumina Corporation**, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada (registered number 612774) and with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada (***Global***).

2. **Global Alumina International, Ltd.**, a company with limited liability incorporated under the laws of the British Virgin Islands (registered number 335279) and with its registered office at P.O. Box 3152 Road Town, Tortola, British Virgin Islands (***GAI***).

3. **Citibank, N.A.**, a national banking association organized and existing under the laws of the United States of America with an office located at 485 Lexington Avenue, 10th Floor, New York, NY 10017, acting solely in its capacity as the escrow agent (the ***Account Bank***).

4. **Citibank, N.A.**, a national banking association organized and existing under the laws of the United States of America with an office located at 485 Lexington Avenue, 10th Floor, New York, NY 10017, acting solely in its capacity as the security agent (the ***Security Agent***) for the Subscribers (as defined below).

5. **The Broken Hill Proprietary Company Pty Limited**, a company with limited liability incorporated under the laws of the State of Victoria, Australia with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia (***BHPB***).

6. **Dubai Aluminium Company Limited**, a company with limited liability incorporated under the laws of the Emirate of Dubai, United Arab Emirates with its principal office at P.O. Box 3627, Dubai, United Arab Emirates (***DUBAL***).

7. **Mubadala Development Company PJSC**, a company with limited liability incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates with its principal office at P.O. Box 45005, Abu Dhabi, United Arab Emirates (***Mubadala*** and, together with BHPB and DUBAL, the ***Subscribers***).

Recitals

A The Subscribers have severally agreed to subscribe for fractional interests in shares in the capital of Guinea BVI for the Subscription Price.

B GAI has undertaken in the Subscription Agreement to procure that eighty-five per cent. (85%) of the Subscription Price is deposited into an account with the Account Bank for the purpose of funding certain payments to be made by it under the

Subscription Agreement and/or the Shareholders' Agreement, on, and subject to, the terms of this Agreement.

C Each of the Subscribers, Global and GAI wishes to appoint Citibank, N.A, as the escrow agent, to establish and maintain the Escrow Account solely in accordance with the terms, and subject to the provisions, of this Agreement and Citibank, N.A. wishes to accept such appointment to act as the escrow agent for the Escrow Account solely in accordance with the terms, and subject to the provisions, of this Agreement.

It is agreed as follows.

1. Interpretation

1.1 Definitions

In this Agreement (including the recitals above), the following capitalised terms shall have the following meanings, unless otherwise defined or the context requires otherwise:

Affiliate has the meaning given to it in the Shareholders' Agreement.

Authorised Signatory means:

(a) in respect of Global, any two of the persons listed opposite Global's name in Schedule 2 (Authorised Signatories) together;

(b) in respect of each Subscriber, any two of the persons listed opposite its name in Schedule 2 (Authorised Signatories); and

(c) in respect of the Security Agent, any person nominated by the Security Agent from time to time.

Business Day means a day (other than a Saturday, a Sunday or other public holiday) on which banks are open for general business in New York and London.

Claim has the meaning given to it in the Subscription Agreement.

Completion Date has the meaning given to it in the Subscription Agreement.

Default means the giving of a notice of a Claim by a Subscriber in good faith pursuant to clause 5.13 of the Subscription Agreement for either:

(a) breach of any Warranty given by GAI under the Subscription Agreement; or

(b) indemnification by GAI under clause 5.7 or 5.8 of the Subscription Agreement.

Default Certificate means a certificate delivered by one or more Enforcing Subscribers to the Account Bank, the Security Agent, GAI, Global and each of the other Subscribers:

(a) signed by the Authorised Signatories of the Enforcing Subscriber(s);

(b) certifying that a Default has occurred; and

(c) certifying the amount of the Claim giving rise to the Default.

Enforcing Subscriber means a Subscriber that makes a Claim against GAI and/or Global (in its capacity as Guarantor) in respect of the Secured Liabilities in accordance with the Subscription Agreement.

Escrow Account means the account established hereunder in the name of Global with the Account Bank, the details of which are set out in Schedule 1 (Escrow Account).

Escrow Account Release Event means the latest to occur of:

(a) the date falling three calendar years from the Completion Date;

(b) the date on which a decision is taken by the board of directors of Guinea BVI to abandon the development, construction and/or operation of the Project in accordance with the terms of the Shareholders' Agreement; and

(c) the sale or transfer to GAI and/or its Affiliate by each of the Subscribers (or their Affiliates) of the entirety of all of their respective interests in the share capital of Guinea BVI,

provided, in each case, that if on the date of such event a Default has occurred and is subsisting, the date of the Escrow Account Release Event shall be the Business Day after the date on which the Claim giving rise to the Default shall have been either:

(i) if not upheld, dismissed by the determination of a court of competent jurisdiction binding on the Enforcing Subscriber and such determination is, or has become, non-appealable by the Enforcing Subscriber; or

(ii) if admitted by GAI or Global or determined as valid by the determination of a court of competent jurisdiction binding on GAI or Global and such determination is, or has become, non-appealable by GAI or Global, as the case may be, satisfied in full.

Escrow Account Security Agreement means the escrow account security agreement entered into, or to be entered into, on or about the date of this Agreement between Global, the Account Bank and the Security Agent in respect of the Escrow Account.

Escrow Amount means the amount on deposit in the Escrow Account from time to time, which amount shall, for greater certainty, include:

(a) the value of any Permitted Investments then held on deposit in the Escrow Account;

(b) any Investment Proceeds then held on deposit in the Escrow Account; and

(c) the amount of interest earned on the amount then held on deposit in the Escrow Account.

Event of Default means any Claim by an Enforcing Subscriber for breach of any Warranty given by GAI under the Subscription Agreement or any Claim by an Enforcing Subscriber for indemnification under either of clauses 5.7 or 5.8 of the Subscription Agreement which:

(a) has been admitted as payable by GAI or Global; or

(b) is payable pursuant to the determination of a court of competent jurisdiction binding on GAI or Global and such determination is, or has become, non-appealable by GAI or Global, as the case may be,

where the amount due to such Enforcing Subscriber in respect of such Claim has not been paid within thirty (30) days of the admission or determination referred to in sub-clause (i) or (ii) above, as relevant.

Event of Default Certificate means a certificate delivered by one or more Enforcing Subscribers to the Account Bank, the Security Agent, GAI, Global and each of the other Subscribers:

(a) signed by the Authorised Signatories of the Enforcing Subscriber(s);

(b) certifying that an Event of Default has occurred.

Financial Close has the meaning given in the Shareholders' Agreement.

Guinea BVI means Guinea Alumina Corporation, Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

GuineaCo means Guinea Alumina Corporation, S.A., a company with limited liability incorporated under the laws of the Republic of Guinea (registered number RCCM/GC-KAL 02749A/2004 and CCKRY/027904A/2004) and having its registered office at BP 5090, Cite Chemin de Fer, Immeuble Labe, 1*ière* Etage, Conakry, Guinea.

Holding Company means, in relation to an entity, the entity that ultimately controls that first mentioned entity, and which is not controlled by any other entity.

Insolvency Event has the meaning given to it in the Shareholders' Agreement.

Investment Proceeds means any proceeds from the sale and/or maturity of any of the Permitted Investments.

Lenders means the external banks and/or financial institutions providing funding to one or more of Guinea BVI and GuineaCo for the purpose of financing a portion of the construction costs for the Project.

Party means a party to this Agreement.

Permitted Investment means an investment of funds standing to the credit of the Escrow Account in any of the following:

(a) the Citibank Institutional Market Deposit Account which is defined as an FDIC insured money market deposit obligation of Citibank, N.A.;

(b) marketable direct obligations issued by, or unconditionally guaranteed by, the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition thereof;

(c) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having a credit rating of at least P-1 or Aaa from Moody's Investors

Services, Inc. (***Moody's***) or A-1 or AAA from Standard & Poor's (a division of The McGraw Hill Companies, Inc.) (***S&P***);

(d) commercial paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least P-1 from Moody's or A-1 from S&P; or

(e) in any other investment approved in writing by all the Subscribers and the Account Bank from time to time.

Permitted Payment means:

(a) a payment to Guinea BVI by Global, on behalf of, and at the direction of, GAI, in order to satisfy any obligation of GAI to provide Shareholder Funding;

(b) a payment to any of the Subscribers to satisfy any obligation of GAI or Global to the Subscribers pursuant to the Subscription Agreement;

(c) the payment of any of the charges referred to in clause 2.5(c); and

(d) any other payment as may be approved in writing by all of the Subscribers from time to time.

Project has the meaning given in the Shareholders' Agreement.

Related Party means in relation to an entity (the ***first entity***):

(a) any Subsidiary of the first entity;

(b) any Holding Company of the first entity; or

(c) any Subsidiary of a Holding Company of the first entity.

Secured Liabilities means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of:

(a) GAI or Global in respect of any breach of any Warranty in accordance with the terms of the Subscription Agreement; and

(b) GAI or Global in respect of any obligation to indemnify the Subscribers (or their Related Parties) (or any of them) pursuant to clause 5.7 or 5.8 of the Subscription Agreement.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation, or security interest or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Agreement and ending on the earlier of:

(a) the date on which all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full; and

(b) the date on which the Escrow Amount has been reduced to zero through the making of Permitted Payments; and

(c) the occurrence of the Escrow Account Release Event.

Shareholder Funding means any obligation of GAI under the Shareholders' Agreement to provide funding to Guinea BVI, whether by way of subscription for additional equity or preferred equity in Guinea BVI or otherwise in accordance with the terms of the Shareholders' Agreement.

Shareholders' Agreement means the shareholders' agreement entered into, or to be entered into, on or about the date of this Agreement between GAI, Guinea BVI, BHPB (or its Related Party), DUBAL (or its Related Party) and Mubadala (or its Related Party) relating to, *inter alia*, the management of Guinea BVI following completion of the subscription for fractional interests in shares in Guinea BVI by the Subscribers on the terms of the Subscription Agreement.

Subscribers means each of BHPB, DUBAL and Mubadala.

Subscription Agreement means the subscription agreement dated [#] March 2007 between Guinea BVI, GAI, Global, BHPB, DUBAL and Mubadala pursuant to which each of the Subscribers (or their Related Parties) will subscribe for fractional interests in shares in Guinea BVI.

Subscription Price has the meaning given to it in the Subscription Agreement.

Subsidiary means, in relation to a person, any body corporate directly or indirectly controlled by that person.

Subsisting Default Certificate means a Default Certificate in respect of which the underlying Claim giving rise to the relevant Default has not been paid, dismissed or waived and, for greater certainty, shall include any Default Certificate in respect of a Claim which has been:

(a) admitted as payable by GAI or Global; or

(b) is payable pursuant to the determination of a court of competent jurisdiction binding on GAI or Global,

until such time as the amount of the Claim is paid in full.

Transfer Request means a written request from Global to the Account Bank:

(a) signed by the Authorised Signatories of Global;

(b) setting out the specific amount of funds required to be transferred from the Escrow Account along with the necessary wire transfer instructions (including payee information and account details) to effect such payment; and

(c) identifying the Permitted Payment to be made by such transfer and certifying that such payment is a Permitted Payment.

USD means the lawful currency for the time being of the United States of America.

Warranty has the meaning given to it in the Subscription Agreement.

1.2 Construction and Interpretation

The following rules apply in the construction and interpretation of this Agreement, unless the context requires otherwise:

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural, and the converse also applies.

(c) A gender includes all genders.

(d) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a *person* includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity, and an individual.

(f) A reference to a clause or Schedule is a reference to a clause of or a schedule of this Agreement.

(g) A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document and, in particular, any amendments after the date of this Agreement to the definition of any term used in this Agreement which is expressed to have the meaning given to it in the Shareholders' Agreement or Subscription Agreement shall not be incorporated in this Agreement unless consented to in writing by the Account Bank and the Security Agent.

(h) A reference to writing includes any method of representing or reproducing words, figures, drawings, or symbols in a visible or tangible form.

(i) A reference to a Party to this Agreement or another agreement or document includes the Party's successors, permitted substitutes and permitted assigns (and, where applicable, the Party's legal personal representatives).

(j) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(k) Mentioning anything after *includes, including, for example,* or similar expressions, does not limit what else might be included.

(l) Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or any part of it.

(m) References to times of the day are to New York time.

(n) A reference to a bank account includes each sub or ledger account of that account, whether to hold cash or securities, and any replacement account.

2. General

2.1 Account Bank

(a) Each of the parties hereby designates and appoints the Account Bank as account bank and escrow agent to open and maintain the Escrow Account, in each case, upon the terms and conditions set forth in this Agreement and the Account Bank accepts such designation and appointment and agrees to open and maintain the

Escrow Account and to act as Escrow Agent for the Escrow Account, in each case, upon the terms and conditions set forth in this Agreement.

(b) Global and GAI hereby give standing instructions to the Account Bank to give effect to the provisions of this Agreement.

(c) The Account Bank shall have no responsibility to solicit the delivery of any property into the Escrow Account.

2.2 Opening of the Escrow Account

The Account Bank hereby confirms that it shall open the Escrow Account promptly upon execution of this Agreement by each of the Parties.

2.3 Currency

(a) The Escrow Account must be denominated in USD at all times.

(b) If Global, GAI or the Account Bank receives any amount for crediting to the Escrow Account in a currency other than USD, it must be promptly converted by the Account Bank into USD (at the Account Bank's prevailing rate for comparable transactions) for payment into the Escrow Account.

(c) Global or GAI, as the case may be, shall use its reasonable endeavours to notify the Account Bank in advance of any amounts to be credited to the Escrow Account which are not in USD and the Parties hereby acknowledge that the converted USD amount of such non-USD amounts will be credited to the Escrow Account upon settlement of the relevant foreign exchange transaction two Business Days after receipt by the Account Bank of such non-USD amount.

2.4 Interest on balance

The Escrow Amount will bear interest at the rate agreed by Global and the Account Bank.

2.5 Operation of Escrow Account

(a) The Escrow Account may not go into overdraft and must be a separate account.

(b) Any detailed operating procedures for the Escrow Account which are inconsistent with the terms of this Agreement must be agreed between Global, the Account Bank and the Subscribers. If there is any inconsistency between the terms of this Agreement and any operating procedures not so agreed, the terms of this Agreement will prevail.

(c) The Account Bank shall be entitled to receive from Global the fees and be reimbursed by Global for the expenses set forth in Schedule 3. In the event that such fees or expenses are not paid to the Account Bank within thirty (30) calendar days following the presentment of the invoice for the payment of such fees and expenses, the Account Bank may, without further action or notice, pay such fees from the Escrow Amount and may sell, convey or otherwise dispose of any Escrow Amount for such purpose. Notwithstanding anything contained herein to the contrary, the Account Bank may withhold from any distribution of the Escrow Amount an amount of such distribution it reasonably believes would, upon sale or

liquidation, produce proceeds equal to any unpaid fees and expenses to which the Account Bank is entitled hereunder as set forth in Schedule 3.

2.6 Appointment of Security Agent

Each of the Subscribers hereby:

(a) appoints the Security Agent to act as its agent for and on its behalf under and in connection with this Agreement and the Escrow Account Security Agreement; and

(b) authorises the Security Agent to exercise its rights, powers, authorities and discretions specifically given to it under, or in connection with, this Agreement and the Escrow Account Security Agreement, together with any other incidental rights, powers, authorities and discretions, in accordance with the terms of such agreements.

2.7 Rights and duties of the Security Agent

(a) The Security Agent shall be entitled to act and shall act only pursuant to the provisions of this Agreement and the Escrow Account Security Agreement and/or upon the written instructions of the Subscribers and shall not be bound to enquire as to the validity of any instructions so given.

(b) The Security Agent may, in its absolute discretion, refrain from taking any action or exercising any right, power, authority or discretion under or in respect of this Agreement or the Escrow Account Security Agreement until it has received written instructions from all the Subscribers as to whether (and/or the manner in which) such action, right, power, authority or discretion is to be taken or exercised.

(c) The Security Agent shall incur no liability in respect of any action or omission done or made by it in good faith pursuant to the provisions of this Agreement or the Escrow Account Security Agreement excepting liability for its own gross negligence or wilful misconduct.

(d) The Security Agent shall have no obligation or duties other than those provided by this Agreement or the Escrow Account Security Agreement.

(e) No amendment, modification, waiver, termination or rescission of this Agreement or any of the provisions hereof shall be binding upon the Security Agent without written consent of the Security Agent thereto.

2.8 Security

(a) This Agreement constitutes notice to the Account Bank that, pursuant to the Escrow Account Security Agreement, Global has created a Security Interest in favour of the Security Agent on behalf of the Subscribers over all of its rights in respect of the Escrow Account and any Permitted Investments held therein. The Account Bank confirms that it has been provided with a copy of the Escrow Account Security Agreement and agrees to give effect to its terms.

(b) The Account Bank:

(i) must not (and must not allow its subsidiaries or branches to) claim or exercise any Security Interest, set-off, counter-claim or other right in respect of the Escrow Account other than as expressly provided in clause 2.5(c); and

(ii) as at the date of this Agreement confirms that it has not received notice of the interest of any third party in the Escrow Account.

(c) Global must not, and must procure that each of its Related Parties does not, create or allow to exist any Security Interest in respect of the Escrow Account or the Escrow Amount or any part thereof, including in respect of any Permitted Investments forming part thereof, otherwise than pursuant to this Agreement and the Escrow Account Security Agreement.

3. Payments in to the Escrow Account

From the date of this Agreement, Global and GAI must ensure that the following amounts are transferred to the Escrow Account (unless otherwise paid directly into such account by a Subscriber or the relevant payer, as the case may be):

(a) eighty-five per cent. (85%) of all payments of the Subscription Price paid by a Subscriber in accordance with the terms of the Subscription Agreement;

(b) all Permitted Investments acquired with the Escrow Amount or part thereof and all Investment Proceeds; and

(c) all interest paid on the Escrow Amount.

4. Withdrawals

4.1 General

Global agrees that it may only make withdrawals, or instruct payments, from the Escrow Account for the payment of Permitted Payments. No other withdrawals shall be made by Global from the Escrow Account.

4.2 Procedure

(a) Any withdrawal from the Escrow Account must be promptly carried out by the Account Bank and be by way of bank transfer directly to the payee of the relevant Permitted Payment.

(b) No withdrawal from the Escrow Account shall be permitted by Global unless and until a Transfer Request has been submitted by Global to the Account Bank and a copy of such Transfer Request has been delivered by Global to the Security Agent and to each Subscriber in accordance with clause 14. For greater certainty, no consent or authorisation shall be required in connection with any payment made in accordance with such Transfer Request.

(c) In addition to such Transfer Request, Global shall provide to the Account Bank such other information or documents as the Account Bank may reasonably request.

4.3 Certain Permitted Payments

(a) If a Permitted Payment falling within paragraph (a) of the definition of "Permitted Payment" in clause 1.1,is to be made, GAI and Global hereby expressly agree and acknowledge that Global shall make such payment on GAI's behalf and at GAI's direction to Guinea BVI in accordance with the terms of, and in respect of GAI's obligations to provide Shareholder Funding under, the Shareholders' Agreement by way of direct transfer from the Escrow Account.

(b) Any transfer of funds referred to in paragraph (a) above, shall be deemed as between Global and GAI to be an advance of funds by Global to GAI on such basis, and for such consideration, as Global and GAI may separately agree.

4.4 Default

(a) If a Default is outstanding, an Enforcing Subscriber may deliver a Default Certificate.

(b) Subject to sub-clause 4.4(c), if a Default Certificate is delivered and for as long as it is a Subsisting Default Certificate, Global shall not be entitled to make any withdrawal from the Escrow Account in respect of a Permitted Payment falling within paragraph (a) of the definition of "Permitted Payment" in clause 1.1 to the extent that such withdrawal would result in the Escrow Amount being less than the aggregate amount of all Claims as certified in all then Subsisting Default Certificates (the ***Claim Amount***, and any difference between the Escrow Amount and the Claim Amount following such Permitted Payment being an ***Excess Amount***) unless any shares in the capital of Guinea BVI acquired by GAI with the Excess Amount (the ***Guinea BVI Shares***) are made the subject of a Security Interest in favour of the Security Agent (for the benefit of the Subscribers) on terms reasonably satisfactory to the Subscribers. If at any time the par value of the Guinea BVI Shares which are the subject of a Security Interest in favour of the Security Agent pursuant to this sub-clause (b) exceeds the then current Claim Amount as certified in all Subsisting Default Certificates, the Subscribers shall procure that the Security Agent releases from such Security Interest such Guinea BVI Shares as are necessary to ensure that there is no such excess.

(c) In the event that the Lenders require that any Security Interest granted by GAI over any Guinea BVI Shares to the Security Agent pursuant to sub-clause 4.4(b) be released in order for Financial Close to occur:

(i) Global shall , or shall procure that its Related Party, shall grant a Security Interest in favour of the Security Agent (for the benefit of the Subscribers) over cash, or cash equivalent securities, in an amount equal to the par value of the Guinea BVI Shares then so charged on terms reasonably satisfactory to the Subscribers; and

(ii) conditional upon the Security Interest referred to in paragraph (i) being granted, the Subscribers shall, and shall procure that the Security Agent shall, execute at Financial Close such documents, and take such steps, as may be required by the Lenders to subordinate any such Security Interest

to the Security Interests to be granted by GAI to the Lenders in respect of the relevant Guinea BVI Shares on such terms as may be required by the Lenders.

4.5 Event of Default

Notwithstanding any other term of this Agreement, upon receipt of an Event of Default Certificate, the Account Bank shall apply the Escrow Amount in accordance with the instructions of the Security Agent, subject to the terms of the Escrow Account Security Agreement.

5. Investments

The Escrow Amount (or any part thereof) may be invested at Global's written direction to the Account Bank (with a copy of such directions being sent by Global to each Subscriber at the same time) in Permitted Investments provided that:

(a) such Permitted Investments are credited to the Escrow Account;

(b) the Investment Proceeds are at all times promptly credited to the Escrow Account as they are received from time to time; and

(c) the Permitted Investments and Investment Proceeds are at all times charged in favour of the Security Agent pursuant to the Escrow Account Security Agreement.

Each of the Parties agrees and acknowledges that, notwithstanding anything contained in this Agreement to the contrary:

(i) neither the Account Bank, nor any of its Affiliates, assumes any duty or liability for monitoring the rating of any Permitted Investment;

(ii) in the event an investment selection is not made in respect of the Escrow Amount or any residual amounts which would otherwise remain uninvested are deposited into the Escrow Account, the Escrow Amount and such residual amounts shall be invested by the Account Bank in the Citibank Institutional Market Deposit Account;

(iii) the Account Bank shall have no obligation to invest or reinvest the Escrow Amount if the Escrow Amount to be invested or reinvested is deposited with the Account Bank after 11:00 a.m. on the proposed day of investment or reinvestment;

(iv) requests or instructions to invest or reinvest any part of the Escrow Amount that are received after 11:00 a.m. will be treated as if received on the following Business Day in New York;

(v) the Account Bank shall have the power to sell or liquidate the Permitted Investments to the extent necessary whenever the Account Bank shall be required to distribute the Escrow Amount pursuant to the terms of this Agreement or the Escrow Account Security Agreement or as otherwise provided for in this Agreement or the Escrow Account Security Agreement;

(vi) requests or instructions received after 11:00 a.m. by the Account Bank to liquidate the Escrow Account will be treated as if received on the following Business Day in New York;

(vii) the Account Bank shall have no responsibility for any investment losses resulting from the investment, reinvestment or liquidation of the Escrow Amount or Escrow Account, as applicable, provided that the Account Bank has made such investment, reinvestment or liquidation of the Escrow Amount or Escrow Account, as applicable, in accordance with the terms, and subject to the conditions, of this Agreement; and

(viii) non-deposit investment products:

(A) are not obligations of, nor guaranteed, by Citibank/Citigroup nor any of its Affiliates;

(B) are not FDIC insured; and

(C) are subject to investment risks, including the possible loss of principal amount invested.

Only deposits in the United States are subject to FDIC insurance.

6. Closing of Escrow Account

On the expiry of the Security Period the Account Bank shall:

(a) close the Escrow Account forthwith; and

(b) transfer the Escrow Amount to the order of Global,

unless otherwise agreed in writing between Global and the Account Bank.

7. Access to books

(a) The Account Bank must, and Global irrevocably authorises the Account Bank to, give each Subscriber unrestricted access on reasonable notice to review any books and records relating to the Escrow Account.

(b) The Account Bank must supply the Security Agent (with a copy to each Subscriber) and Global with a monthly account statement for the Escrow Account within five Business Days after the end of each calendar month showing:

(i) any movements of funds in respect of the Escrow Account during that calendar month;

(ii) the Escrow Amount at the end of that calendar month; and

(iii) the Permitted Investments acquired, realised or held during such calendar month.

8. Representations and Warranties

8.1 Global and GAI's representations and warranties

Each of Global and GAI make the following representations and warranties:

(a) **(Status)** It is a company validly existing under the laws of the place of its incorporation as specified in this Agreement.

(b) **(Power)** It has the power to enter into and perform its obligations under this Agreement and, in the case of Global only, the Escrow Account Security Agreement, to carry out the transactions contemplated by those documents and to carry on its business as now conducted or contemplated.

(c) **(Corporate authorisations)** It has taken all necessary corporate action to authorise the entry into and performance of this Agreement and, in the case of Global only, the Escrow Account Security Agreement, and to carry out the transactions contemplated by those documents.

(d) **(Documents binding)** Each of this Agreement and, in the case of Global only, the Escrow Account Security Agreement, is its valid and binding obligation enforceable against it in accordance with its terms.

(e) **(Security Interest)** The Escrow Account (including the Permitted Investments and the Investment Proceeds) is not subject to any Security Interest otherwise than pursuant to this Agreement and the Escrow Account Security Agreement.

8.2 Repetition of representations and warranties

The representations and warranties in clause 8.1 are taken to be repeated on each day until the Escrow Account is closed in accordance with clause 6 on the basis of the facts and circumstances existing at that date.

9. Miscellaneous

9.1 Waiver of rights by Global

(a) Except as provided in this Agreement, Global must not exercise any right to direct the Account Bank to transfer the Escrow Amount (or part thereof).

(b) The Account Bank must notify each of the Subscribers if Global purports to exercise any right referred to in paragraph (a) above.

9.2 Account Bank

The Account Bank must promptly notify each of the Subscribers if it becomes aware of the occurrence of a breach of this Agreement.

9.3 Change of Account Bank

(a) The Account Bank may be changed to another bank or financial institution:

(i) if the Subscribers so require;

(ii) by Global, with the consent of the Subscribers; or

(iii) if the Account Bank resigns on at least thirty (30) days notice to the Subscribers and Global.

(b) A change in account bank shall only become effective when each of the following conditions have been satisfied:

(i) the proposed new account bank shall have agreed with the Security Agent and Global, in a manner satisfactory to the Security Agent, to fulfil the role of the account bank under this Agreement;

(ii) the new account bank shall be an institution authorised to accept deposits in New York;

(iii) the new account bank and Global shall have entered into a new security agreement on substantially the same terms as the Escrow Account Security Agreement; and

(iv) a legal opinion regarding the validity and effectiveness of the security created by the new security over escrow account agreement must be provided to each of the Subscribers from a firm of lawyers of international repute qualified to practice New York law acceptable to the Subscribers and in a form acceptable to the Subscribers (in each case acting reasonably).

(c) If there is a change of account bank, the amount standing to the credit of the Escrow Account maintained with the Account Bank will be transferred to the Escrow Account maintained with the new account bank immediately upon the appointment taking effect.

(d) Global must take any action which the Security Agent may require to facilitate a change of account bank and any transfer of credit balances (including the execution of bank mandate forms).

9.4 Exclusion of Liability

(a) The duties of the Account Bank and the Security Agent under this Agreement and the Escrow Account Security Agreement are solely of a mechanical nature and the performance of such duties by the Account Bank and the Security Agent is always subject to there being no restriction or prohibition whether imposed by laws, rules or regulations in the United States of America, England or otherwise on the transfer of funds as contemplated in this Agreement. As a result, neither the Account Bank nor the Security Agent shall be liable or responsible to Global (or any of its Related Parties), any Subscriber (or any of their Related Parties) or any other person for any failure or delay (or any related consequences) in any transfer of funds as required under this Agreement.

(b) Neither the Account Bank nor the Security Agent is liable or responsible to Global (or any of its Related Parties), any Subscriber (or any of their Related Parties) or any other person for any action taken or not taken by it under this Agreement unless directly caused by its gross negligence or wilful misconduct as adjudicated

by a court of competent jurisdiction or admitted by the Account Bank or Security Agent, as the case may be. Neither the Account Bank nor the Security Agent shall be liable for:

(i) any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated;

(ii) the acts or omissions of any nominees, correspondents, designees, agents, subagents or subcustodians provided such persons were chosen by the Account Bank or the Security Agent, as the case may be, with due care and diligence;

(iii) the investment or reinvestment of any Escrow Amount held by it hereunder, in each case in good faith, in accordance with the terms hereof, including without limitation any liability for any delays (not resulting from its gross negligence or wilful misconduct) in the investment or reinvestment of the Escrow Amount, or any loss of interest incident to any such delays; or

(iv) an amount in excess of the value of the Escrow Amount valued as at the date of the deposit.

(c) The Account Bank shall be under no duty to afford the Escrow Amount any greater degree of care than it gives its own similar property or the property of any of its other customers. The Account Bank and the Security Agent shall not be liable for acting, in reliance upon any judgment, order, instruction, notice, certification, demand, consent, authorisation, receipt, power of attorney or other writing delivered to it by any other party reasonably believed by it to be genuine without being required to determine the authenticity or validity thereof, the correctness of any fact stated therein, the propriety or validity of the service thereof, or the jurisdiction of the court issuing any judgement or order. The Account Bank and the Security Agent may act in reliance upon any signature reasonably believed by it to be genuine and may assume that such person has been properly authorised to do so.

(d) In the event funds transfer instructions are given (other than in writing at the time of execution of this Agreement), whether in writing, by telecopier or otherwise, the Account Bank is authorised to seek confirmation of such instructions by telephone call back to the applicable person(s) designated in Schedule 2 hereto, and the Account Bank may rely upon the confirmations of anyone purporting to be the person(s) so designated. To ensure the accuracy of the instructions it receives, the Account Bank may record such call backs. If the Account Bank is unable to verify the instruction, or is not satisfied in its sole discretion with the verification it receives, it will not execute the instruction until all issues have been resolved to its satisfaction. The persons and telephone numbers for call backs may be changed only in writing, signed by an Authorised Signatory, actually received and acknowledged by the Account Bank.

(e) The Parties agree to notify the Account Bank of any errors, delays or other problems within thirty (30) calendar days after receiving notification that a transaction has been executed. If it is determined that the transaction was delayed or erroneously executed as a result of the Account Bank's error, the Account Bank's sole obligation is to pay or refund such amounts as may be required by applicable law. In no event shall the Account Bank be responsible for any incidental or consequential damages or expenses in connection with the instruction. Any claim for interest payable will be at the Escrow Agent's published savings account rate in effect in New York, New York, USA.

9.5 Escrow Account Security Agreement

In the event of any conflict between the provisions hereof and the provisions of the Escrow Account Security Agreement, the provisions of the Escrow Account Security Agreement shall prevail.

9.6 Indemnification

(a) Each of Global and GAI shall be liable for and shall jointly and severally reimburse and indemnify the Security Agent, the Account Bank and each of their employees, officers and directors (each, an ***Indemnified Party***) for, hold each Indemnified Party harmless from, and defend each Indemnified Party against, any and all claims, losses, actions, liabilities, costs, damages and expenses (including attorneys' fees and expenses) (collectively ***Losses***) arising from, or in connection with, this Agreement and the Escrow Account Security Agreement, except to the extent the Losses are caused by the Indemnified Party's own gross negligence or wilful misconduct as adjudicated by a court of competent jurisdiction. In addition, when any Indemnified Party acts on any information, instructions, communications (including, but not limited to, communications with respect to the delivery of the Escrow Amount or the wire transfer of funds) sent by facsimile, the Indemnified Party, absent gross negligence as adjudicated by a court of competent jurisdiction, shall not be responsible or liable in the event such information, instruction or communication is not an authorised or authentic information, instruction or communication or is not in the form sent or intended to be sent (whether due to fraud, distortion or otherwise). Each of Global and GAI shall jointly and severally indemnify any Indemnified Party against any Losses it may incur in connection with its acting in accordance with any such information, instruction or communication. This clause 9.6 shall survive the termination of this Agreement and the resignation or removal of the Account Bank.

(b) The Account Bank may consult with legal counsel of its selection in the event of any dispute or question as to the meaning or construction of any of the provisions hereof or its duties hereunder, and shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of such counsel. Each of Global and GAI hereby agrees to reimburse the Account Bank on demand for the legal fees, disbursements and expenses incurred by the Account Bank in so consulting with legal counsel.

10. Severability

If a term of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that will not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other term of this Agreement; or

(b) the legality, validity or enforceability in any other jurisdiction of that or any other term of this Agreement.

11. Amendment

No amendment or variation of this Agreement is valid or binding unless made in writing and executed by all Parties.

12. Counterparts

This Agreement may be executed in one or more counterparts, each of which counterparts shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement. Facsimile signatures on counterparts of this Agreement shall be deemed original signatures with all rights accruing thereto.

13. Confidentiality

No Party may disclose this Agreement or any of its terms to any other person unless:

(a) such disclosure is permitted under the terms of the Subscription Agreement or the Shareholders' Agreement; and

(b) the Security Agent (acting on the instructions of all the Subscribers) consents to such disclosure.

14. Notices

14.1 In writing

Any notice or other communication required or permitted under this Agreement shall be in writing and in each case as addressed below.

14.2 Addresses

(a) The contact details of Global and GAI for this purpose are:

Address: 245 Park Avenue
38th Floor
New York, New York 10167
USA
Fax number: 212-351-0001
Telephone: 212-351-0010
Attention: Chief Financial Officer

(b) The contact details of the Account Bank for this purpose are:

Address: 485 Lexington Avenue, 10th Floor
New York, New York 10017
USA

Fax number: 212-783-3785

Telephone: 212-783-3755

Attention: John P. Howard

with a copy (which shall not constitute notice) to:

Address: Patterson Bellknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY 10036
USA
Attention: Mr. Herman H, Raspé, Esq.
Phone: (212) 336 2301
Facsimile: (212) 336 2222

(c) The contact details of the Security Agent for this purpose are:

Address: 485 Lexington Avenue, 10th Floor
New York, New York 10017
USA

Fax number: 212-783-3785

Telephone: 212-783-3776

Attention: Yvette R. McKeown

with a copy (which shall not constitute notice) to:

Address: Patterson Bellknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY 10036
USA
Attention: Mr. Herman H, Raspé, Esq.
Phone: (212) 336 2301
Facsimile: (212) 336 2222

(d) The contact details of BHPB for this purpose are:

Address: c/o BHP Billiton International Services Limited
Neathouse Place
London SW1V 1BH
United Kingdom

Attention: Chief Development Officer

Fax No: +44 20 7802 4111

Copy to:

Attention: Regional Legal Counsel

Fax No: +44 20 7802 3048

(e) The contact details of DUBAL for this purpose are:

Address: P.O. Box 3627
Dubai
United Arab Emirates

Attention: Director, Commercial & Corporate Development

Fax No: +971-4-884-6919

(f) The contact details of Mubadala for this purpose are:

Address: P.O. Box 45005
Abu Dhabi
United Arab Emirates

Fax number: +971 2 616 0099

Attention: Chief Financial Officer

(g) Any Party may by itself change its contact details by giving five Business Days' notice to each other Party.

(h) Where a Party nominates a particular department or officer to receive a notice, a notice will not be effective if it fails to specify that department or officer.

14.3 Effectiveness

(a) Except as provided below, any notice in connection with this Agreement will be deemed to be given as follows:

(i) if delivered in person, at the time of the delivery;

(ii) if posted five days after being deposited in the post, postage prepaid, in a correctly addressed envelope; and

(iii) if by fax, when received in legible form.

(b) A communication given under paragraph (a) above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c) A communication to the Security Agent will only be effective on actual receipt by it.

15. Language

(a) Any notice given in connection with this Agreement must be in English.

(b) Any other document provided in connection with this Agreement must be:

(i) in English; or

(ii) (unless the Security Agent otherwise agrees) accompanied by a certified English translation. In this case, the English translation prevails unless the document is a statutory or other official document.

16. No Third Party Rights

Unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and notwithstanding any other term of this Agreement, no consent of any person who is not a party to this Agreement is required for any amendment (including any release or compromise of any liability) or termination of this Agreement.

17. Governing law

This Agreement is governed by English law.

18. Enforcement

18.1 Jurisdiction

(a) The English courts have exclusive jurisdiction to settle any dispute in connection with this Agreement.

(b) The English courts are the most appropriate and convenient courts to settle any such dispute.

(c) Notwithstanding anything to the contrary in this Agreement, the "securities intermediary's jurisdiction" (within the meaning of Section 8-110(e) of the UCC) of the Account Bank is the State of New York.

(d) Notwithstanding paragraph (a) above, to the extent allowed by law, the Security Agent may take:

(i) proceedings in any other court; and

(ii) concurrent proceedings in any number of jurisdictions.

18.2 Service of process

(a) Each of Global, GAI, DUBAL and Mubadala severally irrevocably appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX, England as its agent under this Agreement for service of process in any proceedings before the English courts.

(b) BHPB irrevocably appoints BHP Billiton International Services Limited, Neathouse Place, London SW1V 1BH, United Kingdom as its agent under this Agreement for service of process in any proceedings before the English courts in connection with this Agreement.

(c) Each of the Account Bank and the Security Agent irrevocably appoints The Citigroup Private Bank, Legal Department, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom as its agent under this Agreement for service of process in any proceedings before the English courts in connection with this Agreement.

(d) If any person appointed as process agent is unable for any reason to act as agent for service of process, the relevant Party must immediately (and in any event within seven days of such event taking place) appoint another agent on terms acceptable to the other Parties (acting reasonably). Failing this, the other Parties may appoint another agent for this purpose.

(e) Each Party agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

(f) This clause does not affect any other method of service allowed by law.

18.3 Waiver of Immunity

Global and GAI irrevocably and unconditionally:

(a) agrees not to claim any immunity from proceedings brought by the Account Bank, the Security Agent or a Subscriber against it in relation to this Agreement and to ensure that no such claim is made on its behalf; and

(b) waives all rights of immunity in respect of it or its assets.

18.4 Use of Name

No printed or other material in any language, including prospectuses, notices, reports, and promotional material which mentions "Citibank" by name or the rights, powers, or duties of the Account Bank under this Agreement shall be issued by any other Parties hereto, or on such Party's behalf, without the prior written consent of the Account Bank

18.5 Conflict

Each of the Parties recognises that the Account Bank and its Affiliates may engage in transactions and/or businesses adverse to the Parties or in which parties adverse to the Parties may have interests. Nothing in this Agreement shall (i) preclude the Account Bank and any of its Affiliates from engaging in such transactions or businesses, or (ii) obligate the Account Bank and any of its Affiliates to (a) disclose such transactions and/or businesses to the Parties, or (b) account for any profit made or payment received in, or as a part of, such transactions and/or businesses. Nothing herein shall be deemed to (i) give rise to a partnership or joint venture or (ii) establish a fiduciary or similar relationship, among the parties hereto.

18.6 Assignment

No Party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties except that the Account Bank may resign upon the terms described herein.

18.7 Taxation

The Account Bank does not have any interest in the Escrow Amount deposited hereunder but is serving as escrow holder only and having only possession thereof. Each of Global and GAI shall pay or reimburse the Account Bank upon request for any transfer taxes or other taxes relating to or incurred in connection with the Escrow Amount and shall jointly and severally indemnify and hold harmless the Account Bank from any amounts that it is

obligated to pay in the way of such taxes. Any payments of income from the Escrow Amount shall be subject to withholding regulations then in force with respect to United States federal taxation. The Parties will provide the Account Bank with the appropriate Form W-9 for tax identification number certifications, or Form W-8 for non-resident alien certifications. The Account Bank shall be responsible only for income reporting to the Internal Revenue Service with respect to income earned on the Escrow Amount. This Clause 18.7 shall survive the termination of this Agreement and the resignation or removal of the Account Bank. Prior to any distribution of the Escrow Amount, all U.S. federal tax liability thereon shall be attributed to Global by the Account Bank with respect to all applicable reporting and withholding obligations.

18.8 Information Request

To help the Government of the United States of America fight the funding of terrorism and money laundering activities and to comply with Federal law of the United States of America requiring financial institutions to obtain, verify and record information on the source of funds deposited to an account, the Parties hereto agree to provide the Account Bank with the name, address, taxpayer identification number, and remitting bank for all parties depositing funds at Citibank pursuant to the terms and conditions of this Agreement and the Escrow Account Security Agreement. For a non-individual person such as a business entity, a charity, a trust or other legal entity, the Account Bank will ask for documentation to verify its formation and existence as a legal entity. The Account Bank may also ask to see financial statements, licenses, identification and authorisation documents from individuals claiming authority to represent the entity or other relevant documentation.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

Escrow Account

[REDACTED]

Schedule 2

Authorised Signatories

[REDACTED]

Schedule 3

Account Bank Fee Schedule

[REDACTED]

Executed

Global

GLOBAL ALUMINA CORPORATION

By:

GAI

GLOBAL ALUMINA INTERNATIONAL, LTD.

By:

Account Bank

CITIBANK, N.A.

By:

Security Agent

CITIBANK, N.A.

By:

BHPB

THE BROKEN HILL PROPRIETARY COMPANY PTY LIMITED

By:

DUBAL

DUBAI ALUMINIUM COMPANY LIMITED

By:

Mubadala

MUBADALA DEVELOPMENT COMPANY PJSC

By:

Schedule 23

Escrow Account Security Agreement

Dated [•]

ESCROW ACCOUNT SECURITY AGREEMENT

among

Global Alumina Corporation
as Account Holder

and

Citibank, N.A.
as Security Agent

and

Citibank, N.A.
as Account Bank

and

The Broken Hill Proprietary Company Pty Limited

and

Dubai Aluminium Company Limited

and

Mubadala Development Company PJSC

WHITE & CASE

5 Old Broad Street
London EC2N 1DW

TABLE OF CONTENTS

Page

ESCROW ACCOUNT SECURITY AGREEMENT, dated [•] 2007 (this Escrow Account Security Agreement, including all schedules attached hereto, all of the terms and conditions which are incorporated herein by reference, in each case as amended and/or supplemented from time to time in accordance with the terms hereof, this "**Agreement**")

AMONG:

(1) **GLOBAL ALUMINA CORPORATION**, a company with limited liability incorporated under the laws of the Province of New Brunswick, Canada with its registered office at 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6, Canada (the "**Account Holder**");

(2) **CITIBANK, N.A.**, a national banking association organized and existing under the laws of the United States of America, acting solely in its capacity as the security agent for the benefit of the Subscribers (as defined below) (the "**Security Agent**"); and

(3) **CITIBANK, N.A.**, a national banking association organized and existing under the laws of the United States of America, acting solely in its capacity as the escrow agent (the "**Account Bank**").

(4) **THE BROKEN HILL PROPRIETARY COMPANY PTY LIMITED**, a company with limited liability incorporated under the laws of the State of Victoria, Australia with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia ("**BHPB**").

(5) **DUBAI ALUMINIUM COMPANY LIMITED**, a company with limited liability incorporated under the laws of the Emirate of Dubai, United Arab Emirates with its principal office at P.O. Box 3627, Dubai, United Arab Emirates ("**DUBAL**").

(6) **MUBADALA DEVELOPMENT COMPANY PJSC**, a company with limited liability incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates with its principal office at P.O. Box 45005, Abu Dhabi, United Arab Emirates ("**Mubadala**" and, together with BHPB and DUBAL, the "**Subscribers**").

RECITALS

A. Guinea Alumina Corporation, Ltd. (the "**Company**") has agreed to allot, and the Subscribers have each severally agreed to subscribe for, Subscription Shares (as defined below) in the Company, on and subject to the terms and conditions of the Subscription Agreement (as defined below).

B. Under the terms of the Subscription Agreement, Global Alumina International, Ltd. agrees to pay a proportion of the subscription price into an escrow account, the terms of establishment and administration of which are set out in the Escrow Account Agreement (as defined below).

C. The Account Holder desires to grant the security interests described in this Agreement in favour of the Security Agent as security for performance of the Specified Guaranteed Obligations (as defined below).

IT IS AGREED as follows.

1. DEFINITIONS

The following definitions apply unless the context requires otherwise. Any amendments after the date hereof to the terms used herein and defined in the Shareholders' Agreement or the Subscription Agreement shall not be incorporated herein by reference unless consented to in writing by the Security Agent and the Account Bank.

"**Company**" shall mean Guinea Alumina Corporation, Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

"**Default Certificate**" shall have the meaning given to it in the Escrow Account Agreement.

"**Escrow Account**" shall mean Account No. 25D059289768, a special, segregated and irrevocable securities account in the name of the Account Holder and established and maintained by and with the Account Bank.

"**Escrow Account Agreement**" shall mean the Escrow Account Agreement, dated on or around the date of this Agreement, among the Account Holder, GAI, the Account Bank, the Security Agent and the Subscribers.

"**GAI**" shall mean Global Alumina International, Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

"**Obligations**" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of:

(a) GAI or the Account Holder in respect of any breach of any Warranty in accordance with the terms of the Subscription Agreement; and

(b) GAI or the Account Holder in respect of any obligation to indemnify the Subscribers (or any of them) pursuant to clause 5.7 or 5.8 of the Subscription Agreement.

"**Person**" shall mean any individual, partnership, limited liability company, corporation, joint venture, unincorporated association, joint stock company, trust or other entity or governmental authority (or agency, instrumentality or subdivision thereof).

"**Proceeds**" shall have the meaning provided in the UCC on the date hereof or under other relevant law and, in any event, shall include, but not be limited to, (i) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Security Agent or the Account Holder from time to time with respect to any of the Subscription Collateral, (ii) any and all payments (in any form whatsoever) made or due and payable to the Account Holder from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Subscription Collateral by any governmental authority (or any person acting under color of governmental authority) and (iii) any and all other amounts

from time to time paid or payable under or in connection with any of the Subscription Collateral.

"Property" shall mean all property, rights and interests, whether real or personal, tangible or intangible.

"Security Period" has the meaning given to it in the Escrow Account Agreement.

"Specified Guaranteed Obligations" shall mean the obligations of the Account Holder in its capacity as guarantor under the Subscription Agreement, in respect of the Obligations.

"Subscribers" shall mean each of the following:

(a) The Broken Hill Proprietary Company Limited, a company with limited liability incorporated under the laws of the State of Victoria, Australia with its registered office at Level 27, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia;

(b) Dubai Aluminium Company Limited, a company with limited liability incorporated under the laws of the Emirate of Dubai, United Arab Emirates with its principal office at P.O. Box 3627, Dubai, United Arab Emirates; and

(c) Mubadala Development Company PJSC, a company with limited liability incorporated under the laws of the Emirate of Abu Dhabi, United Arab Emirates with its principal office at P.O. Box 45005, Abu Dhabi, United Arab Emirates.

"Subscription Agreement" shall mean the subscription agreement, dated on or around the date of this Agreement, among the Company, the Account Holder, GAI and the Subscribers.

"Subscription Collateral" shall have the meaning given in Section 2(a) herein.

"Subscription Shares" shall have the meaning given in the Subscription Agreement.

"UCC" shall mean the Uniform Commercial Code as in effect from time to time in State of New York.

2. GRANT OF SECURITY INTERESTS

2.1 As security for the prompt and complete performance when due of the Specified Guaranteed Obligations, the Account Holder hereby assigns and transfers to the Security Agent for the benefit of the Subscribers, and hereby pledges and grants to the Security Agent, a lien on and a first priority security interest in, all of the right, title and interest of the Account Holder in, to and under all of the following, whether now existing or hereafter from time to time acquired: (i) the Escrow Account and all monies, cash and cash equivalents, instruments, investment property and other financial assets at any time deposited in to the Escrow Account, and (ii) all cash, instruments, investment property and other financial assets at any time on deposit in [or credited] to the Escrow Account, including all income, earnings and distributions thereon and all proceeds, products and accessions of and to any and all of the foregoing, including whatever is received or receivable upon any collection, exchange, sale or other disposition of any of the foregoing and any property into which any of the foregoing is converted, whether cash or non-cash proceeds, and any and all other amounts paid or payable under or in connection with any of the

foregoing and all "security entitlements" (as defined in Section 4.1 hereof) of the Account Holder in any and all of the foregoing (all of the above, collectively, the "**Subscription Collateral**").

2.2 The Account Holder hereby constitutes and appoints the Security Agent its true and lawful attorney, irrevocably, with full power after the delivery of a Default Certificate (in the name of the Account Holder or otherwise) to act, require, demand, receive, compound and give acquittance for any and all monies and claims for monies due or to become due to the Account Holder under or arising out of the Subscription Collateral, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which the Security Agent may upon the Subscribers written instruction deem to be necessary, appropriate or advisable to protect the interests of the Subscribers, which appointment as attorney is coupled with an interest.

3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACCOUNT HOLDER

The Account Holder represents, warrants and covenants, which representations, warranties and covenants shall survive execution and delivery of this Agreement, as follows:

3.1 All action necessary or appropriate to create, preserve and perfect the security interest granted by the Account Holder to the Security Agent hereby in respect of the Subscription Collateral have been accomplished, and the security interest granted to the Security Agent pursuant to this Agreement in and to the Subscription Collateral is a perfected security interest prior to the rights of all other Persons therein and subject to no other liens and is entitled to all the rights, priorities and benefits afforded by the UCC or other relevant law as enacted in any relevant jurisdiction to perfected security interests.

3.2 The Account Holder holds the Subscription Collateral subject to the terms of the Escrow Account Agreement. The Subscription Collateral is free from any lien, security interest, encumbrance or other right, title or interest of any Person and the Account Holder shall defend the Subscription Collateral against all claims and demands of all Persons at any time claiming the same or any interest therein adverse to the Security Agent or the Subscribers.

3.3 The Account Holder will do nothing to impair the rights of the Security Agent in the Subscription Collateral. The Account Holder will, at its own expense and upon the request of the Security Agent, make, execute, endorse, acknowledge, file and/or deliver to the Security Agent from time to time such documents, vouchers, schedules, confirmatory assignments, conveyances, powers of attorney, financing statements, transfer endorsements, certificates, reports and other assurances or instruments and take such further steps relating to the Subscription Collateral and other property or rights covered by the security interest hereby granted, which the Security Agent (upon the written request of the Subscribers) deems reasonably appropriate or advisable to perfect, preserve or protect its security interest in the Subscription Collateral.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACCOUNT BANK

4.1 The Account Bank hereby represents and agrees (in its capacity as securities intermediary hereunder) that (i) the Account Bank is a "securities intermediary" (as defined in Section 8-102(a)(14) of the UCC) and is acting under this Agreement in that capacity, (ii) the Account Bank is not a "clearing corporation" (as defined in Section 8-102(a)(5) of the UCC), (iii) the Escrow Account is a "securities account" (as defined in Section 8-501(b) of the UCC), (iv) the Account Bank will treat any and all cash, "instruments" (as defined in Section 9-105(1)(i) of the UCC), "securities" (as defined in Section 8-102(a)(15) of the UCC), "security entitlements" (as defined in Section 8-102(a)(17) of the UCC) and other assets and property credited from time to time to the Escrow Account as "financial assets" (as defined in Section 8-102(a)(9) of the UCC), (v) no "financial asset" (as defined in Section 8-102(a)(9) of the UCC) credited to the Escrow Account shall be registered in the name of, payable to the order of, or specially indorsed to any person other than the Account Bank, unless indorsed to the Account Bank or in blank, (vi) the Account Holder is the "entitlement holder" (as defined in Section 8-102(a)(7) of the UCC) of the Escrow Account, subject to the "control" (within the meaning of Section 8-106 of the UCC) of the Security Agent, (vii) the Account Bank does not have any "adverse claim" (as defined in Section 8-102(a)(1) of the UCC) or "notice of adverse claim" (within the meaning of Section 8-105 of the UCC) in respect of the Escrow Account or any "financial asset" (as defined in Section 8-102(a)(9) of the UCC) credited thereto, and will promptly notify the Security Agent upon obtaining any such adverse claim or notice of adverse claim, and (viii) the Account Bank hereby subordinates any security interest, lien and right of setoff in respect of any Subscription Collateral which the Account Bank may have or acquire from time to time by agreement or by operation of law to the security interest of the Account Bank created by Section 2.1 hereof.

4.2 In addition, the Account Bank represents and warrants to the Security Agent that it has not entered, and it covenants with the Security Agent that it will not enter into any agreement (other than the Escrow Account Agreement) with any other Person (other than the Security Agent) by which it is obligated to comply with instructions from such other Person as to the disposition of funds, instruments or other investments from the Escrow Account or other dealings with any of the Subscription Collateral. The Account Bank further covenants with the Security Agent that it will not change the name or account number of the Escrow Account and that any items or funds received by it for the Account Holder's account will be credited to the Escrow Account. The Account Bank agrees to promptly furnish to the Security Agent, at its address indicated below, copies of all customary statements and other information relating to the Escrow Account that is sent to the Account Holder.

4.3 In the event that the Account Bank has or subsequently obtains by agreement, operation of law or otherwise a security interest in the Escrow Account or any funds credited thereto, the Account Bank hereby agrees that such security interest shall be subordinate to the security interest of the Security Agent. Without the prior written consent of the Security Agent, the Account Bank agrees not to exercise any right of recoupment or set-off (contractual or otherwise), or to assert any security interest or other lien, that it may at any time have against or in any of the Subscription Collateral on account of any credit extended by it to the Account Holder or other obligation

owed to it by the Account Holder or any other person. The Account Bank may, however, from time to time debit the Escrow Account for any of its customary charges in maintaining the Escrow Account, for deposited items that are returned unpaid or for reimbursement for the reversal of any provisional credits granted by the Account Bank to the Escrow Account, to the extent, in each case, that the Account Holder has not separately paid or reimbursed the Account Bank therefor.

5. CONTROL

5.1 Notwithstanding anything to the contrary in the Escrow Account Agreement or this Agreement, the Account Bank agrees that it will comply with instructions originated by the Security Agent directing disposition of funds, instruments or other investments in the Escrow Account without further consent by the Account Holder. The parties agree that the Security Agent shall have control of the Subscription Collateral for the purposes of Section 9-106 and Section 8-106 of the UCC.

5.2 Except for the claims and interests of the Security Agent and of the Account Holder in the Escrow Account, the Account Bank does not know of any claim to, or interest in, the Escrow Account or in any of the funds credited thereto. If any person asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against the Escrow Account or in any funds carried therein, the Account Bank will promptly notify the Security Agent and Account Holder thereof.

6. REMEDIES

6.1 The Account Holder agrees that, if a Default Certificate shall have been delivered, then in every such case the Security Agent, in addition to any rights now or hereafter existing under applicable law and under the other provisions of this Agreement and the Subscription Agreement, shall have all rights as a secured creditor under the UCC and such additional rights and remedies to which a secured creditor is entitled under the laws in effect in all relevant jurisdictions and may withdraw all monies, cash and cash equivalents, instruments and any other items or investments in the Escrow Account for application to the Specified Guaranteed Obligations in accordance with Section 6.2 hereof subject to and in accordance with the Escrow Account Agreement.

6.2 Any proceeds of disposition of any Subscription Collateral shall be applied:

first, to the Security Agent's expenses in enforcing its rights and remedies and the Account Bank's unpaid fees and expenses incurred pursuant to the Escrow Account Agreement, including, in each case, reasonable attorneys' fees and expenses,

second, to the satisfaction of the Specified Guaranteed Obligations, in the order and manner provided in the Subscription Agreement,

third, to the payment of any other amount required by law, and

fourth, to the Account Holder.

The Account Holder shall at all times, and from time to time, remain liable for any deficiency.

7. ABSOLUTE AND CONTINUING

The obligations of the Account Holder hereunder are primary, absolute, unconditional, irrevocable and continuing. The obligations of the Account Holder hereunder shall not be affected by, and the Account Holder expressly waives the effect of, or lack of, any and all of the following:

7.1 the genuineness, validity, voidability, legality, regularity or enforceability of any obligation of any party under the Subscription Agreement or any guaranty or surety for any such obligation,

7.2 any alteration, amendment, modification, compromise, settlement, subordination, extension, waiver, renewal, rejection, termination, breach, variation, rescission or release of any obligation of any party under the Subscription Agreement or any guaranty or surety for any such obligation,

7.3 the existence, validity, enforceability, modification, exchange, release, impairment or surrender of, or any failure to create, perfect or resort to, or any irregular or improper enforcement of, any security for any obligation under the Subscription Agreement,

7.4 the exercise of, or failure to exercise, any other rights against the Account Holder, any guarantor or any other Person,

7.5 the application of any funds to any Specified Guaranteed Obligation or obligation of any other Person regardless of any Specified Guaranteed Obligation or other obligation remaining unpaid,

7.6 any change in organization or identity of any Person,

7.7 any assignment or grant of any right, title or interest in any right or interest the Subscribers may have under the Subscription Agreement,

7.8 any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of the Account Holder or any of its subsidiaries;

7.9 any exercise or non-exercise, or any waiver of, any right, remedy, power or privilege under or in respect of this Agreement;

7.10 any amendment to or modification of the Subscription Agreement or any security for any of the Specified Guaranteed Obligations; whether or not the Account Holder shall have notice or knowledge of any of the foregoing;

7.11 any change in ownership, stockholdings or partnership interest in any Person or Property; or

7.12 any action, event or circumstance that might vary the Account Holder's risk, constitute an equitable or legal defense or discharge of the Account Holder or any other person (other than full performance) or otherwise affect or discharge the Specified Guaranteed Obligations.

8. INSTRUCTIONS

The Account Holder confirms that the Account Bank shall follow instructions from the Security Agent relating to the Escrow Account even if the result of following such instructions from the Security Agent is that the Account Bank dishonors items presented for payment from the Escrow Account. The Account Holder further confirms that the Account Bank shall have no liability to the Account Holder for wrongful dishonor of such items in following such instructions from the Security Agent. The Account Bank shall have no duty to inquire or determine whether any of the Account Holder's obligations to the Security Agent or Subscribers are in default or whether the Security Agent is entitled, under any separate agreement between the Account Holder and the Security Agent, to give any such instructions.

9. TERMINATION

This Agreement and the security interests created hereby shall terminate on the earlier to occur of (i) the expiry of the Security Period, and (ii) the Obligations due and to become due shall have been paid or performed in full; provided that all indemnities set forth herein shall survive such termination. The Account Holder shall remain liable hereunder in connection with any amounts repaid pursuant to the preceding sentence as a result of legal or administrative process or settlement or compromise. Upon termination, the Security Agent shall take all actions reasonably necessary to release its lien on the Subscription Collateral. The Account Holder shall pay all the Security Agent's expenses (including reasonable attorneys' fees and expenses) in connection with such termination.

10. RIGHTS CUMULATIVE; WAIVERS

To the extent permitted by law, the Security Agent's rights and remedies shall be cumulative. The Security Agent's exercise, failure to exercise or delay in exercising any right or remedy shall not prevent it from exercising any other right or remedy or exercising such right or remedy at a later time. To the extent permitted by law, the Account Holder waives and agrees not to assert any appraisal, stay, moratorium or exemption laws, rules or doctrines and any notice or judicial hearing in connection with the Security Agent's taking possession or disposition of any of the Subscription Collateral, including without limitation, any and all prior notice and hearing for any prejudgment remedy or remedies and any such right which the Account Holder would otherwise have under the constitutions or any statute of the United States or of any state and the Account Holder hereby further waives, to the extent permitted by law, all rights of redemption, appraisement, valuation, stay, extension or moratorium now or hereafter in force under any applicable law in order to prevent or delay the enforcement of this Agreement or the Subscription Agreement or the absolute sale of the Subscription Collateral or any portion thereof, and the Account Holder, for itself and all who may claim under it, insofar as it or they now or hereafter lawfully may, hereby waives the benefit of all such laws. Nothing contained herein shall be construed as prohibiting the Security Agent from pursuing any other remedy set forth herein or any other remedies available at law or equity for such breach or threatened breach of this Agreement.

11. NOTICES

Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be sent or delivered by mail, telecopy or courier service and all such notices and communications shall, when mailed, faxed or sent by courier,

be effective when deposited in the mails, or sent by fax, or deposited with overnight courier, as the case may be, except that notices and communications to the Security Agent or the Account Bank shall not be effective until received by the Security Agent or the Account Bank, as the case may be. All notices and other communications shall be in writing and addressed as follows:

(a) if to the Account Holder, at:

245 Park Avenue
38th Floor
New York, New York 10167
Attention: Chief Financial Officer
Phone: 212-351-0010
Fax No: 212-351-0001

(b) if to the Security Agent, at:

Citibank, N.A.
c/o The Citigroup Private Bank
Preferred Custody Services
485 Lexington Avenue, 10th Floor
New York, NY 10017
Attention: Yvette R. McKeown
Phone: (212) 783-3776
Facsimile: (212) 783-3785

(c) if to the Account Bank, at:

Citibank, N.A.
c/o The Citigroup Private Bank
Preferred Custody Services
485 Lexington Avenue, 10th Floor
New York, NY 10017
Attention: John P. Howard
Phone: (212) 783-3755
Facsimile: (212) 783-3785

(d) if to BHPB, at:

c/o BHP Billiton International Services Limited
Neathouse Place
London SW1V 1BH
United Kingdom
Attention: Chief Development Officer
Phone:
Fax No: +44 20 7802 4111
Attention: Regional Legal Counsel
Fax No: +44 20 7802 3048

(e) if to DUBAL, at:

P.O. Box 3627
Dubai
United Arab Emirates
Attention: Mr. Ahmad Fikree
Phone:
Facsimile: +971-4-884-6919

(f) if to Mubadala, at:
Address: P.O. Box 45005
Abu Dhabi
United Arab Emirates
Attention: Chief Financial Officer
Phone:
Facsimile: +971 2 616 0099

with a copy (which shall not constitute notice) to:

Patterson Bellknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY
10036
Attention: Mr. Herman H, Raspé
Phone: (212) 336 2301
Facsimile: (212) 336 2222

or at such other address or addressed to such other individual as shall have been furnished in writing by any Person described above to the party required to give notice hereunder.

12. WAIVER; AMENDMENT

None of the terms and conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by each of the parties hereto.. Other than the Escrow Account Agreement, there are no other agreements entered into between the Account Bank and the Account Holder with respect to the Escrow Account. In the event of any conflict between this Agreement (or any portion thereof) and any other agreement now existing or hereafter entered into, the terms of this Agreement shall prevail.

13. SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon the Account Holder and its successors and assigns (although the Account Holder may not assign its rights and obligations hereunder) and shall inure to the benefit of the Security Agent and the Account Bank and their respective successors and assigns. All agreements, statements, representations and warranties made by the Account Holder herein or in any certificate or other instrument delivered by the Account Holder or on its behalf under this Agreement shall be considered to have been relied upon by the Security Agent and shall survive the execution and delivery of this Agreement and the Subscription Agreement regardless of any investigation made by the Subscribers or on their behalf.

14. HEADINGS DESCRIPTIVE

The headings of the several sections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

15. GOVERNING LAW

15.1 THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

15.2 Notwithstanding anything to the contrary in any other Agreement, the "securities intermediary's jurisdiction" (within the meaning of Section 8-110(e) of the UCC) of the Account Bank is the State of New York.

16. ACCOUNT HOLDER'S DUTIES

It is expressly agreed, anything herein contained to the contrary notwithstanding, that the Account Holder shall remain liable to perform all of the obligations, if any, assumed by it with respect to the Subscription Collateral and the Security Agent shall not have any obligations or liabilities with respect to any Subscription Collateral by reason of or arising out of this Agreement, nor shall the Security Agent be required or obligated in any manner to perform or fulfill any of the obligations of the Account Holder under or with respect to any Subscription Collateral.

17. COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

18. SEVERABILITY

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

19. THE SECURITY AGENT AND THE SUBSCRIBERS

Notwithstanding anything contained herein or in the Escrow Account Agreement to the contrary, each of the Subscribers hereby agrees and acknowledges that the Security Agent shall have no obligation, and shall incur no liability for its failure, to act or refrain from acting in connection with the monitoring or seizure of the Subscription Collateral in the event the Security Agent does not receive written notice signed by an authorized person of each of the Subscribers setting forth a detailed description of the steps the Security Agent is to take with respect to all or a specified portion of the Subscription Collateral. The Security Agent will hold in accordance with this Agreement all items of the Subscription Collateral at any time received under this Agreement. It is expressly understood and agreed that the obligations of the Security Agent as holder of the Subscription Collateral and interests therein and with respect to the disposition thereof, and otherwise under this Agreement, are only

those expressly set forth in this Agreement. The Security Agent shall act hereunder on the terms and conditions set forth herein and in the Subscription Agreement as they pertain to the Security Agent.

Notwithstanding anything contained herein or in the Escrow Account Agreement to the contrary: (i) the parties hereto agree that any of the acknowledgements, consents, agreements and statements made by the Security Agent in respect of the Subscription Collateral in this Agreement and the Escrow Account Agreement are being made in its capacity as directed agent for, and on behalf and at the request of, the Subscribers and that such acknowledgements, consents, agreements and statements are being made without independent investigation and without liability as a principal, (ii) the parties hereto understand and agree that, in making any determinations, taking actions, granting consents, refraining from taking actions, withholding consents contemplated in this Agreement or the Escrow Account Agreement, the Security Agent is authorized, and should be expected, to consult with legal and other advisors and with each of the Subscribers and their respective advisors, (iii) the parties hereto agree that the Security Agent shall have no obligation, and shall incur no liability for its failure, to monitor or verify the filing of UCC financing statements (or amendments thereto) and the information contained therein, and (iv) the parties hereto agree that the Security Agent shall not have any liability for any determination made by its legal and other advisors or for any determination made or instruction given by the Subscribers and their respective advisors.

20. BENEFIT OF AGREEMENT

This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of and be enforceable by each of the parties hereto and its successors and assigns.

21. EXPENSES

The Security Agent shall be entitled to receive the fees and be reimbursed for the expenses set forth in Schedule 1 hereto from the Account Holder.

The Account Holder agrees that it will upon demand pay to the Security Agent: (a) the amount of any taxes payable by reason of the Security Agent's security interests in respect of the Subscription Collateral or to free any of the Subscription Collateral from any lien thereon; and (b) the amount of any and all reasonable out-of-pocket expenses, including, but not limited to, any excise, property, transfer, sales and use taxes imposed by any state, federal or other local authority on any of the Subscription Collateral, and reasonable fees and disbursements of counsel and of any other experts payable in connection with the enforcement of this Agreement after the delivery of a Default Certificate, including, without limitation, such expenses as are incurred in connection with the exercise by the Security Agent of any of the rights or powers conferred upon it hereunder.

22. LIMITATION

The Security Agent shall not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence or willful misconduct on its part as adjudicated by a court of competent jurisdiction. The Security Agent shall be under no duty to afford the Subscription

Collateral any greater degree of care than it gives its own similar property. The Security Agent is authorized to act, and shall not be liable for acting, in reliance upon any judgment, order, instruction, notice, certification, demand, consent, authorization, receipt, power of attorney or other writing delivered to it by any other party without being required to determine the authenticity or validity thereof, the correctness of any fact stated therein, the propriety or validity of the service thereof, or the jurisdiction of the court issuing any judgement or order. The Security Agent may act in reliance upon any signature believed by it to be genuine and may assume that such person has been properly authorized to do so. The Security Agent shall not be liable (i) for any indirect, consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable or contemplated, (ii) for the acts or omissions of any nominees, correspondents, designees, agents, subagents or subcustodians, or (iii) for an amount in excess of the value of the Escrow Property, valued as of the date of deposit, but only to the extent of direct monetary damages.

23. FORCE MAJEURE

The Security Agent shall not incur any liability for not performing any act or fulfilling any obligation hereunder by reason of any occurrence beyond its control (including, but not limited to, any provision of any present or future law or regulation or any act of any governmental authority, any act of God or war or terrorism, or the unavailability of the Federal Reserve Bank wire services or any electronic communication facility).

24. USE OF NAME

No printed or other material in any language, including prospectuses, notices, reports, and promotional material which mentions "Citibank" by name or the rights, powers, or duties of the Security Agent under this Agreement shall be issued by any other parties hereto, or on such party's behalf, without the prior written consent of the Security Agent.

25. CONFLICT

The parties hereto recognize that the Security Agent and its affiliates may engage in transactions and/or businesses adverse to the parties hereto or in which parties adverse to the parties hereto may have interests. Nothing in this Agreement shall (i) preclude the Security Agent and any of its affiliates from engaging in such transactions or businesses, or (ii) obligate the Security Agent and any of its affiliates to (a) disclose such transactions and/or businesses to the parties hereto, or (b) account for any profit made or payment received in, or as a part of, such transactions and/or businesses. Nothing herein shall be deemed to (i) give rise to a partnership or joint venture or (ii) establish a fiduciary or similar relationship, among the parties hereto.

[Remainder of this page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Account Holder, the Security Agent and the Account Bank have caused this Agreement to be executed by their duly executed officers duly authorized as of the date first above written.[1]

Signed by)
for and on behalf of)
Global Alumina Corporation)
in the presence of:-)

Security Agent
Signed by)
for and on behalf of)
Citibank, N.A.)
in the presence of:-)

Account Bank
Signed by)
for and on behalf of)
Citibank, N.A.)
in the presence of:-)

Signed by)
for and on behalf of)
The Broken Hill Proprietary)
Company Pty Limited)
in the presence of:-)

Signed by)
for and on behalf of)
Dubai Aluminium Company)
Limited)
in the presence of:-)

Signed by)
for and on behalf of)
Mubadala Development)
Company PJSC)
in the presence of:-)

[1] Please note that all signatories (including the Subscribers) must provide a completed and executed incumbency certificate to Citibank setting for the individuals authorized to act on behalf of the entity.

SCHEDULE 1

Security Agent Fee Schedule

Security Agent Fee Schedule

[REDACTED]

Schedule 24

List of Connected Persons Contracts

1. Consulting Agreement between Karalco Resources Limited and Global Alumina Corporation dated 1 January 2006.
2. Consulting Agreement between Heraldes Capital Corporation and Global Alumina Corporation dated 1 January 2006.
3. Agreement for Management and Operational Services between Global Alumina Services Corporation and Global Alumina Corporation (oral contract).
4. Agreement for services between Sithe Global and Guinea Alumina Corporation, S.A. (oral contract).
5. Agreement for services between Aluminpro Aluminium Industry Professionals Inc. and Guinea Alumina Corporation, Ltd. dated 1 September 2001.

Schedule 25

Novation Project Contracts

Contract	Subject	Contractor/Supplier
GAP-013	Analysis of Bauxite Samples	Ultra Trace Pty Ltd
GAP-020	Boké Bridge Design Services	Tecsult International Ltée
GAP-004	Complementary Geotechnical Services	Golder Associates Ltd
GAP-002	Geophysical Investigations	Golder Associates Ltd
GAP-008	Geotechnical Investigations - Boké Bridge	Golder Associates Ltd
GAP-038	Golder - Mud Stack Geotechnical Investigations	Golder Associates Ltd
GAP-048	Honeywell QP60808 - Process Control System Design	Honeywell Automation & Control Products
GAP-012	Resource Reserves and Mine Planning	Butty Herinckx and Partners BV
GAP-007	Soil and Rock Testing	Golder Associates Ltd
GAP-001	Topographic Surveys and Control Densification	MAPS Geosystems
GAP-068	Document Management System Administration	Greg Bartlett
-	OPIC Finance Engagement letter dated 8 June 2005 with Global Alumina Corporation	Overseas Private Investment Corporation
-	Memorandum of Understanding dated 19 January 2006 with Global Alumina Corporation	African Development Foundation

Schedule 26

Retained Corporate Assets and Retained Corporate Contracts

PART A: Retained Corporate Assets

1. Leasehold improvements carried out by Global Alumina Services Company (***GASCO***) with a book value not exceeding US$969,183 in relation to the sublease of premises (the ***NY Premises***) pursuant to the Sublease Agreement dated 27 September 2005 between Cooperatieve Raiffeisen - Boerenleenbank B.A., and GASCO.
2. Office furniture and fixtures owned by GASCO and located in the NY Premises with a book value in the Guarantor's unaudited consolidated financial statements for the financial year ended 31 December 2006 not exceeding US$75,212.
3. Computer equipment owned by GASCO and located in the NY Premises with a book value in the Guarantor's unaudited consolidated financial statements for the financial year ended 31 December 2006 not exceeding US$158,642.
4. Prepaid rental pursuant to the Sublease Agreement dated 27 September 2005 between Cooperatieve Raiffeisen - Boerenleenbank B.A., and GASCO in an amount not exceeding US$1,636,202.
5. All cash or cash equivalents held by any member of the Guarantor Group other than a Group Member not exceeding an aggregate sum of US$8,215,000 as at Completion.

PART B: Retained Corporate Contracts

1. Letter Agreement dated 24 July 2003 between John L. Squire and GAI (then named GAPCO (Guinea Alumina Products Corporation) Ltd.) relating to IBK Capital Corp..
2. Sublease Agreement dated 27 September 2005 between Cooperatieve Raiffeisen - Boerenleenbank B.A., a cooperative organisation organised under the laws of the Netherlands, and GASCO.
3. Consulting Agreement dated 1 January 2006 between Heraklés Capital Corporation and Global Alumina Corporation.
4. Agreement for Management and Operational Services between Global Alumina Services Corporation and Global Alumina Corporation (oral contract).
5. Consulting Agreement between Karalco Resources Limited and Global Alumina Corporation dated 1 January 2006.
6. Contract No. GAP-003 for Launder Gate Design/Workshop Consulting with B&D (Adare) Ltd.
7. Contract No. GAP-062 (Technip Memorandum of Agreement) with Technip France.
8. Contract No. GAP-011 for Document Management Software with Sartori Solutions LLC.
9. Contract No. GAP-009 for Dredging Support Services with The Louis Berger Group, Inc.
10. Contract No. GAP-010 for Preparation of Bauxite Reference Samples with Corem.
11. Contract No. GAP-005 for Video Production Services with StoneAge Productions.
12. Insurance Services Agreement between Global Alumina Products Corporation and Willis Risk Solutions dated 1 January 2005.
13. Financial Services Agreement between GAPCO (Guinea Alumina Products Corporation) Ltd. and CGMI Citigroup Global Markets Inc. dated 11 March 2004, as amended on 26 July 2006.

Schedule 27

Specified Project Assets and Specified Project Contracts

PART A: Specified Project Assets

Asset	Original Cost (US$)
CAT 773D - Off Highway Truck	540,920
CAT 773D - Off Highway Truck	540,920
CAT 773D - Off Highway Truck	540,920
CAT 773D - Off Highway Truck	540,920
CAT 773D - Off Highway Truck	540,920
CAT 773D - Off Highway Truck	540,920
CAT 773D - Off Highway Truck	540,920
CAT 385B - Hydraulic Excavator	744,750
CAT 385B - Hydraulic Excavator	744,750
CAT 990 - Wheel Loader	1,065,00
CAT D9R – Dozer	545,500
CAT D10R – Dozer	738,220
CAT 16H - Grader	492,000

PART B: Specified Project Contracts

Contract	Subject	Contractor/Supplier
GAP-013	Analysis of Bauxite Samples	Ultra Trace Pty Ltd
GAP-020	Boké Bridge Design Services	Tecsult International Ltée
GAP-004	Complementary Geotechnical Services	Golder Associates Ltd
GAP-002	Geophysical Investigations	Golder Associates Ltd
GAP-008	Geotechnical Investigations - Boké Bridge	Golder Associates Ltd
GAP-038	Golder - Mud Stack Geotechnical Investigations	Golder Associates Ltd
GAP-048	Honeywell QP60808 - Process Control System Design	Honeywell Automation & Control Products
GAP-006	Port Value Engineering Activities	Senet C.C
GAP-012	Resource Reserves and Mine Planning	Butty Herinckx and Partners BV
GAP-007	Soil and Rock Testing	Golder Associates Ltd
GAP-001	Topographic Surveys and Control Densification	MAPS Geosystems
GAP-068	Document Management System Administration	Greg Bartlett
-	OPIC Finance Engagement letter dated 8 June 2005 with Global Alumina Corporation	Overseas Private Investment Corporation
-	Memorandum of Understanding dated 19 January 2006 with Global Alumina Corporation	African Development Foundation

Schedule 28

Specified Employees

[REDACTED]

Schedule 29

Sithe Deed of Termination

Schedule 30

GAI Deed of Termination and Release

Each attorney executing this Agreement states that he or she has no notice of the revocation or suspension of his or her power of attorney.

Executed

Signed by)
)
)
for and on behalf of)
Global Alumina International, Ltd.)
)
in the presence of: -)

Signed by)
)
)
for and on behalf of)
Global Alumina Corporation)
in the presence of: -)

Signed by)
)
)
for and on behalf of)
Guinea Alumina Corporation, Ltd.)
)
in the presence of: -

Signed by)
)
)
for and on behalf of)
The Broken Hill Proprietary Company Pty Limited)
)
in the presence of: -

Signed by)
)
)
for and on behalf of)
Dubal Aluminium Company)
Limited)
in the presence of: -)

Signed by)
)
)
for and on behalf of)
Mubadala Development)
Company PJSC)
in the presence of: -)

Global Alumina

RECEIVED

Global Alumina Releases First Quarter 2007 Results

TORONTO, ON – May 7, 2007 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a company developing an alumina refinery located in the bauxite-rich region of the Republic of Guinea (the "Sangarédi Refinery Project"), announced today its financial and operating results for the three-month period ending March 31, 2007. The text of the quarterly unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

First Quarter 2007 Financial Highlights [1]

- Construction-in-progress rose $14.6 million, or 7.6%, to a total of $206.9 million from $192.3 million.
- For the quarter, the company recorded a net loss of $5.9 million ($0.03 per share) compared with a net loss of $3.9 million ($0.02 per share) for the same quarter in 2006.
- As of March 31, 2007 the Company had drawn down $50 million of the $100 million secured loan facility agreement with BHP Billiton, DUBAL and Mubadala or their respective affiliates entered into on November 5, 2006.

Significant Corporate Events:

Operating Milestones

During the quarter the Company continued the refinery project's early works phase and, jointly with its prospective joint venture partners, completed a verification study of the Company's engineering work to date. The next step, the feasibility study and continued early works phase, was initiated on April 1, 2007 and is expected to be completed by year-end 2007 and to culminate in completion of the refinery project's debt financing shortly thereafter. The project schedule and capital cost estimate will be further defined and developed as part of the feasibility study.

Execution of Subscription Agreement With BHP Billiton, DUBAL and Mubadala

On April 27, 2007 Global Alumina, Global Alumina International Ltd. and Guinea Alumina Corporation Ltd., wholly-owned subsidiaries of the Company, and Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminum Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") executed the subscription agreement (the "Subscription Agreement") to form a joint venture to develop and operate the Sangarédi Refinery Project in the Republic of Guinea. Upon completion of the Subscription Agreement, expected to occur on May 17, 2007, the joint venture partners will acquire a 66.6 percent interest in the project for aggregate proceeds of $260 million payable $151.1 million upon completion of the Subscription Agreement and, subject to the Sangarédi Refinery Project achieving certain future milestones, three additional payments totalling $108.9 million.

Graham Morrey Appointed President of Global Alumina

On April 25, 2007 the Company's Board of Directors appointed Mr. Graham Morrey President of Global Alumina effective May 1, 2007. Mr. Bernard Cousineau, who has been President and Chief Operating Officer of the Company since May 2004, is stepping down from these positions as a result of the new joint venture arrangements. Mr. Cousineau will retain his position on the Board, serve as the Company's senior operations' advisor and focus on growing the Company's Aluminpro aluminium industry consulting practice.

Mr. Morrey joined the Company in September 2004 as Senior Vice President Strategy and Planning, and was promoted in May 2006 to Executive Vice President and Chief Development Officer. He has 40 years' experience in engineering and engineering management, mostly related to the preparation and implementation of major industrial, energy and infrastructure projects in Emerging Markets. Prior to his employment by Global Alumina, for over eighteen years, he was the Managing Director Europe for the Hatch Group and Director responsible for Hatch Kaiser Light Metal Projects in the Region.

ABOUT GLOBAL ALUMINA

Global Alumina is a company (soon to be a partner in a joint venture) developing a three million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea (the "Sangarédi Refinery Project"). Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Sangarédi Refinery Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, expressed in U.S. dollars as of March 31, 2007, and represent comparisons between the three-month period ended March 31, 2007, and the equivalent three-month period ended March 31, 2006.

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the ability of the Company to satisfy the conditions precedent to the initial closing under the Subscription Agreement to form the joint venture and in respect of the three deferred installments thereunder; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the conditions precedent to the initial closing or subsequent installments under the Subscription Agreement and the Company's inability to negotiate an alternative transaction; the ability of the Company to repay advances under its loan facility if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the shareholders to approve plans for the development of the Project after completion of a feasibility study no later than December 31, 2007; construction risks such as cost overruns, delays and shortages of labour, materials and equipment; the Company's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminum or raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For Information:

Michael Cella
Global Alumina
P: 212-351-0010
E: cella@globalalumina.com

Barbara Cano
Breakstone Group
P: 646-452-2334
E: bcano@breakstone-group.com

- ENDS -

Global Alumina Corporation

Consolidated Financial Statements
(Unaudited)
For the three months ended
March 31, 2007
(expressed in US dollars)

Global Alumina Corporation

Consolidated Balance Sheets
(Unaudited)

(expressed in US dollars)

	March 31, 2007 $	December 31, 2006 $
Assets		
Current assets		
Cash	9,522,944	10,894,621
Prepaid expenses	10,297,015	11,699,433
Due from affiliates and other assets	164,545	320,932
	19,984,504	22,914,986
Construction-in-progress	206,867,769	192,295,864
Property, plant and equipment	9,291,590	9,490,039
	236,143,863	224,700,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	15,455,428	26,230,473
Loan payable (note 8)	51,162,701	22,310,140
	66,618,129	48,540,613
Shareholders' Equity		
Capital stock and other equity (note 4)	238,593,736	238,593,736
Contributed surplus	1,646,658	1,477,886
Accumulated deficit	(70,714,660)	(63,911,346)
	169,525,734	176,160,276
	236,143,863	224,700,889

Going concern (note 1)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)

(expressed in US dollars)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Other income		
Interest	181	692,266
Other	36,830	40,377
	37,011	732,643
Expenses		
Professional fees	1,831,648	2,046,594
General and administrative	3,467,021	2,074,558
Amortization	656,279	468,597
	5,954,948	4,589,749
Net loss and comprehensive loss for the period	(5,917,937)	(3,857,106)
Basic and diluted loss per common share (note 5)	(0.03)	(0.02)

Going concern (note 1)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation
Consolidated Statement of Accumulated Deficit
(Unaudited)
For the three-month period ended March 31, 2007

(expressed in US dollars)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Deficit – Beginning of period	(63,911,346)	(44,392,761)
Effects of adoption of new accounting standard (note 2)	(885,377)	-
Balance – As restated	(64,796,723)	(44,392,761)
Net loss and comprehensive loss for the period	(5,917,937)	(3,857,106)
Deficit – End of period	(70,714,660)	(48,249,867)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Cash Flows
(Unaudited)

(expressed in US dollars)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Cash provided by (used in)		
Operating activities		
Net loss for the period	(5,917,937)	(3,857,106)
Stock options/common stock issued for services (note 4)	168,772	181,597
Amortization	656,279	468,597
	(5,092,886)	(3,206,912)
Changes in non-cash items relating to operating activities		
Prepaid expenses	1,402,418	(3,417,203)
Due from affiliates and other assets	156,387	(96,746)
Effects of adoption of new accounting standard (note 2)	(885,377)	-
Accounts payable and accrued liabilities	(10,775,045)	43,408
	(15,194,503)	(6,677,453)
Investing activities		
Additions to other assets	(457,830)	(470,478)
Additions to construction-in-progress	(14,571,905)	(23,999,583)
Restricted cash	-	8,704,755
	(15,029,735)	(15,765,306)
Financing activities		
Proceeds from issuances of common shares	-	33,232,849
Loan payable	28,852,561	-
	28,852,561	33,232,849
Net increase (decrease) in cash and cash equivalents during the period	(1,371,677)	10,790,090
Cash and cash equivalents - Beginning of period	10,894,621	71,413,258
Cash and cash equivalents - End of period	9,522,944	82,203,348

See accompanying notes to consolidated financial statements.

(expressed in US dollars)

1 Going concern and nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina is pursuing this initiative through its wholly owned subsidiaries, Global Alumina International, Ltd. and Guinea Alumina Corporation, Ltd., both British Virgin Islands companies, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

However, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction activities and capital raising and financing initiatives, including a proposed joint venture transaction with certain parties (as described under Note 8 "Loan Agreement and Note 9 "Subsequent events").

There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write–downs of the carrying values.

(expressed in US dollars)

2 Adoption of new accounting recommendations

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855 ("Section 3855"), Financial Instruments—Recognition and Measurement, and CICA Handbook Section 3865, Hedges. These new standards contain comprehensive requirements for the recognition and measurement of financial instruments, the treatment of financing costs and the application of hedge accounting. CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

The primary impact on the consolidated financial statements resulting from the adoption of the new standards is an increase in the Company's deficit of $885,377 to reflect the write-off of the balance of deferred financing costs related to the Company's debt (see note 8). Except for the foregoing adjustment, the carrying values of all of the Company's financial assets and liabilities at January 1, 2007 approximated their fair values.

3 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2006. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(expressed in US dollars)

4 Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 203,752,544 and 199,847,145 shares as at March 31, 2007 and December 31, 2006, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance – January 1, 2006	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Shares cancelled during the 2006 year	(94,601)	-	-	-	-
Warrants exercised or expired during the 2006 year	26,164,399	41,056,998	(28,043,249)	(3,824,149)	37,232,849
Balance - December 31, 2006	203,752,544	238,593,736	2,790,850	-	238,593,736
Warrants exercised or expired in three-month period ended March 31, 2007	-	-	-	-	-
Balance - March 31, 2007	203,752,544	238,593,736	2,790,850	-	238,593,736

During the three-month period ended March 31, 2007, no warrants (2006 – 22,164,399) were exercised for proceeds of $Nil (2006 - $33,232,849) and no additional warrants (2006 – 1,628,850) expired unexercised. Details of the share purchase warrants issued and outstanding at March 31, 2007 are as follows:

Number of shares exercisable	Expiry date	Exercise price $
2,790,850	February 3, 2008	1.00

Stock options

The Company has a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of stock options. Ten million common shares have been reserved for issuance under the Plan. Stock options granted under the Plan are limited to a maximum term of ten years.

(expressed in US dollars)

Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Expenses in the amount of $168,772 and $181,597 have been recognized for the three-month period ended March 31, 2007 and 2006 respectively. No stock options have been exercised as of March 31, 2007 and the unvested unamortized fair value of stock options granted amounts to $669,674 (2006 - $524,268).

A summary of the status of the Company's plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding – January 1, 2006	2,345,500	1.80
Forfeited	(3,000)	2.13
Granted	2,020,000	1.02
Outstanding – December 31, 2006 and March 31, 2007	4,362,500	1.44
Exercisable – March 31, 2007	1,735,833	1.78

	Options outstanding			Options exercisable		
Range of exercise prices $	Number outstanding as at March 31, 2007	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at March 31, 2007	Weighted average remaining contractual life	Weighted average exercise price $
1.50	1,010,000	2.2 years	1.50	1,010,000	2.2 years	1.50
1.52	25,000	2.4 years	1.52	25,000	2.4 years	1.52
2.50	750,000	2.9 years	2.50	500,000	2.9 years	2.50
1.40	482,500	3.3 years	1.40	160,833	3.3 years	1.40
1.57	75,000	3.6 years	1.57	25,000	3.6 years	1.57
1.75	45,000	3.9 years	1.75	15,000	3.9 years	1.75
1.00	1,975,000	4.7 years	1.00	-	-	-

(expressed in US dollars)

5 Loss per share

The computations for basic loss per common share are as follows:

	Three-month period ended March 31, 2007	Three-month period ended March 31, 2006
Net loss for the period	$ (5,917,937)	$ (3,857,106)
Weighted average number of common shares	203,752,500	192,500,000
Loss per common share	$ (0.03)	$ (0.02)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an antidilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. As at March 31, 2007, the Company's total property, plant and equipment amounted to $216,159,359, consisting of construction-in-progress of $206,867,769 and other assets of $9,291,590, nearly all of which are located in the Republic of Guinea.

7 Related party transactions

During the three-month period ended March 31, 2007, the Company had the following related party transactions.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the " Project "). In addition, the Company agreed to reimburse certain overhead expenses incurred by Karalco in respect thereof, including office facilities and administrative staffing. The Company and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Company had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on Project

(expressed in US dollars)

related milestones (being the ratification of the mining concession and the signing of the DUBAL subscription agreement) being achieved. Both milestones were achieved and the associated incentive fees were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The total payments including the monthly retainer and incentive fees for the three-month period ended March 31, 2007 amounted to $180,000 (2006 - $180,000).

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles agreed that the Herakles Agreement is retroactively effective from January 1, 2006. Under the Herakles Agreement, the Company has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000.

The total cost attributable to the Herakles Agreement for the three-month period ended March 31, 2007 amounted to approximately $50,000 (2006 - $50,000).

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total charge for the three-month period ended March 31, 2007 amounted to approximately $42,400 (2006 - $83,800). The President of Sithe Global provides consulting services to the Company at a rate of $15,000 per month. The total costs for the three-month period ended March 31, 2007 amounted to $45,000 (2005 - $45,000). In addition, the Company has provided, at cost, professional services to Sithe Global. The total charge for the three-month period ended March 31, 2007 amounted to approximately $3,800 (2006 - $Nil).

The Company moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs charged to Sithe Global by the Company for the three-month period ended March 31, 2007 amounted to approximately $182,200 (2006 – $146,000).

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al Awar, a director of the Company, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company are also parties to each of the Subscription Agreement (as defined and described under Note 9) and the Loan Agreement (as defined and described under Note 8). Dr. Al Awar has not been nominated to continue as a director after the Company's annual general meeting scheduled for April 25, 2007.

(expressed in US dollars)

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005. Mr. Dazi has not been nominated to continue as a director after the Company's annual general meeting scheduled for April 25, 2007.

During the three-month period ended March 31, 2007 an employee of the Company performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Company's officers are shareholders. Approximately $41,400 has been billed at cost related to this work.

Amounts due to and from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

8 Loan agreement

On November 5, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala (collectively, the "Lenders") entered into a $100 million secured loan facility agreement (the "Loan Agreement"). The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose, except as may be permitted by the Lenders. The facility is secured by a pledge by GAI of its shares of Guinea Alumina. The facility bears interest at a rate of 8.8% per annum which accrues until the maturity date of the facility.

On November 7, 2006, the Corporation completed the conditions precedent to the drawdown of $20 million of the facility (the "First Advance"). On December 22, 2006, the Corporation completed the conditions precedent to the drawdown of an additional $30 million of the facility (the "Second Advance"). Upon execution of the Subscription Agreement, the balance of the facility became available for subsequent borrowings. To date, the Corporation has drawn down all of the First Advance and Second Advance in multiple instalments aggregating $50 million.

Guinea Alumina must repay the loan in full on the earlier of the Completion of the initial subscription of the Subscribers for shares of Guinea Alumina and May 31, 2007, or such later date as may be agreed by all the lenders and Guinea Alumina. All amounts outstanding, including accrued and unpaid interest, under the Loan Agreement will be repaid by the Subscribers and GAI according to their proportionate interests in Guinea Alumina after Completion, except that Global Alumina will directly repay approximately $4.4 million of borrowings, and the Loan Agreement will terminate.

(expressed in US dollars)

9 Subsequent events

On April 27, 2007, the Corporation, GAI and Guinea Alumina, and the Subscribers (BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL and Mubadala) entered into a Subscription Agreement under which the Subscribers agreed to subscribe for, collectively, a two-thirds equity interest in Guinea Alumina.

Upon closing of the initial subscription under the Subscription Agreement ("Completion"), the Subscribers will make an initial payment of approximately $151.1 million, and, subject to Guinea Alumina achieving certain future milestones, will make three additional payments totalling $108.9 million (bringing the total subscription price to $260 million) in exchange for the two-thirds interest in Guinea Alumina. The Corporation has agreed to place 85% of the purchase price in escrow to fund future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% freely available to fund ongoing corporate expenses. Also upon Completion, the shareholders of Guinea Alumina will make pro rata capital contributions sufficient to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement (except that Global Alumina will directly repay approximately $4.4 million of the borrowings). The aggregate proceeds of $260 million are expected to provide the Corporation with sufficient capital to fund its one-third share of approximately $750 million of future Project equity requirements.

Completion of the Subscription Agreement will occur on May 17, 2007, or as soon as practicable thereafter, provided that the Subscribers have confirmed that all conditions precedent have been satisfied. The conditions precedent must be satisfied within 90 days of execution of the Subscription Agreement.

After Completion under the Subscription Agreement, the Company will carry on its business through its one-third interest in Guinea Alumina. The Company is currently evaluating the accounting impact of this transaction on its second quarter financial statements.

10 Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited annual consolidated financial statements for the year ended December 31, 2006, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is May 7, 2007.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: expectations regarding the financing of the Project (as defined below) and the sources of financing including the anticipated completion of the transactions contemplated by the Subscription Agreement (as defined below); the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure to complete the transactions contemplated by the Subscription Agreement and the Corporation's inability to negotiate an alternative transaction in order to secure sufficient financing to address its current liquidity issues and continue with the development and construction of the Project; the ability of the Corporation to repay advances under the Loan Agreement (as defined below) if the transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the joint venture parties to approve plans for the development

of the Project after completion of a feasibility study no later than December 31, 2007; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminium or raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2007. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

Global Alumina's business was originated and carried on by its predecessor, GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999, until May 25, 2004 when GAPCO completed a share exchange transaction by plan of arrangement with PL Internet Inc., which changed its name to Global Alumina Products Corporation and continued on May 26, 2004 as a New Brunswick corporation upon filing articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA"). The Corporation changed its name to Global Alumina Corporation effective as of April 29, 2005 upon filing articles of amendment under the NBBCA. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")).

Global Alumina's business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina currently operates through its wholly-owned subsidiary, Global Alumina International, Ltd. ("GAI") (formerly GAPCO, a British Virgin Islands corporation, which in turn wholly owns Guinea Alumina Corporation, Ltd. ("Guinea Alumina") (formerly Boké Alumina Corporation, Ltd.), also a British Virgin Islands corporation, and its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.).

On April 27, 2007, the Corporation, GAI and Guinea Alumina, and the Subscribers (as defined below) entered into a Subscription Agreement (as defined below) under which the Subscribers agreed to subscribe for, collectively, a two-thirds equity interest in Guinea Alumina.

Upon closing of the initial subscription under the Subscription Agreement ("Completion"), the Subscribers will make an initial payment of approximately $151.1 million, and subject to Guinea Alumina achieving certain future milestones, will make three additional payments totalling $108.9 million (bringing the total subscription price to $260 million) in exchange for the two-thirds interest in Guinea Alumina. The Corporation has agreed to place 85% of the purchase price in escrow to fund future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% freely available to fund ongoing corporate expenses. Also upon Completion, the shareholders of Guinea Alumina will make pro rata capital contributions sufficient to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement (except that Global Alumina will directly repay approximately $4.4 million of the borrowings). The aggregate proceeds of $260 million are expected to provide the Corporation with sufficient capital to fund its one-third share of approximately $750 million of future Project equity requirements.

After Completion under the Subscription Agreement, Global Alumina will carry on its business through its one-third interest in Guinea Alumina. The Corporation is currently evaluating the accounting impact of this transaction on its second quarter financial statements.

Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina. From its inception on July 21, 1999 through March 31, 2007, Global Alumina has incurred a cumulative deficit of $70,714,660.

Basic Agreement and Mining Concession

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. On March 5, 2007 the Government of Guinea issued a letter confirming notice of the proposed joint venture Transaction (as defined below) and its non-objection thereto pursuant to the Basic Agreement.

Loan Agreement

On November 5, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala (collectively, the "Lenders") entered into a $100 million secured loan facility agreement (the "Loan Agreement"). The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose, except as may be permitted by the Lenders. The facility is secured by a pledge by GAI of its shares of Guinea Alumina. The facility bears interest at a rate of 8.8% per annum which accrues until the maturity date of the facility.

On November 7, 2006, the Corporation completed the conditions precedent to the drawdown of $20 million of the facility (the "First Advance"). On December 22, 2006, the Corporation completed the conditions precedent to the drawdown of an additional $30 million of the facility (the "Second Advance"). Upon execution of the Subscription Agreement, the balance of the facility became available for subsequent borrowings (the "Subsequent Advances"). To date, the Corporation has drawn down all of the First Advance and Second Advance in multiple instalments aggregating $50 million.

Guinea Alumina must repay the loan in full on the earlier of the Completion of the initial subscription of the Subscribers for shares of Guinea Alumina and May 31, 2007, or such later date as may be agreed by all the lenders and Guinea Alumina. All amounts outstanding, including accrued and unpaid interest, under the Loan Agreement will be repaid by the Subscribers and GAI according to their proportionate interests in Guinea Alumina after

Completion, except that Global Alumina will directly repay approximately $4.4 million of borrowings, and the Loan Agreement will terminate.

A copy of the Loan Agreement has been filed under the Corporation's reference page at www.sedar.com.

Joint Venture Transaction Summary

<u>Subscription Agreement</u>

On April 27, 2007, the Corporation, GAI, Guinea Alumina, The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala" and, together with BHP Billiton and DUBAL, the "Subscribers") entered into a subscription agreement (the "Subscription Agreement", and together with the Shareholders' Agreement (defined below) and the related agreements described below, the "Transaction") under which the Subscribers agree to subscribe for, and Guinea Alumina agrees to issue, fractional interests in the equity capital of Guinea Alumina. Each of BHP Billiton, DUBAL and Mubadala has subscribed for such fractional interests, which on Completion will result in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala.

Pursuant to the Subscription Agreement, the Subscribers will collectively pay GAI for their combined two-thirds interest in the Project Company as follows: (i) on completion of the initial subscription which is expected to occur on May 17, 2007 ("Completion"), a combined initial subscription price of approximately $151.1 million; (ii) within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Corporation to the Project Company and a binding commitment for final debt financing of the Project having been received by the joint venture, a combined first deferred subscription price of approximately $42.22 million; (iii) within five business days of the earlier of ten days after the completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project and June 30, 2007, provided such payment shall not be made until the requirements for the first deferred subscription price are met, a combined second deferred subscription price of approximately $33.33 million; and (iv) within five business days of the date of a binding commitment for final debt financing of the Project, a combined third deferred subscription price of approximately $33.33 million.

GAI has agreed to place 85% of each payment amount into a secured escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement (as defined below) and any warranty and indemnity obligations that may arise under the Subscription Agreement. Detailed summaries of the draft Transaction agreements are contained in the Corporation's Annual Information Form dated March 29, 2007 and significant changes to the Transaction agreements since that date are described herein.

Completion of the Subscription Agreement will occur on May 17, 2007 or as soon as practicable thereafter provided that the Subscribers have confirmed that all conditions precedent have been satisfied. The conditions precedent must be satisfied within 90 days of execution of the Subscription Agreement.

Any Subscriber can terminate the Subscription Agreement by notice prior to Completion if (i) GAI fails to perform its obligations in any material respect or an event of default occurs under the Loan Agreement prior to that time, (ii) the warranties under the agreement were materially inaccurate when given, (iii) there is a change in the business of the Project resulting in more than \$10 million in reduction of value of GAI, the Corporation and Guinea Alumina, as a whole, or affecting the Project's general viability, (iv) the repudiation, revocation or cancellation of any authorization or consent issued in relation to the Basic Agreement, and (v) if the conditions precedent set out in the Subscription Agreement are not completed within 90 days after execution of agreement.

Shareholders' Agreement

On Completion, GAI, Guinea Alumina and the Subscribers will enter into a shareholders' agreement (the "Shareholders' Agreement") governing management of Guinea Alumina through a board of directors comprised of a maximum of nine directors. GAI will have the right to appoint three directors; BHP Billiton will have the right to appoint three directors; DUBAL will have the right to appoint two directors; and Mubadala will have the right to appoint one director. BHP Billiton will have the right to appoint Guinea Alumina's chief executive and chief financial officers.

Development Plan

The Project management team will conduct a bankable feasibility study for the Project, including identification and implementation of any front-end engineering and design improvements, preparation of the Project's construction and contracting, and financing plans. The study will be submitted to Guinea Alumina's board of directors for approval no later than December 31, 2007. At the same time the feasibility study is submitted, the Project management team will submit a proposed development plan for the Project (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost to construct the Project, the financing plan and an operating plan.

The board of Guinea Alumina will consider the Development Plan and may approve it by February 28, 2008 through either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three shareholders. If one of the shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan any time prior to April 1, 2008 at which time the shareholder will cease to be a Non-Approving Shareholder.

Financing

Upon Completion: BHP Billiton, DUBAL and Mubadala will make the initial payment for their respective fractional interests in Guinea Alumina; the shareholders will immediately approve a distribution of initial subscription funds to GAI; and the shareholders will make capital contributions sufficient for Guinea Alumina to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement. The aggregate subscription proceeds of \$260

million are expected to provide the Corporation with sufficient capital to fund its one-third share of approximately $750 million of future Project equity requirements.

Guinea Alumina intends to raise up to approximately $2 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the Subscribers may also participate in the Project lending syndicate. Management believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process.

Allocation of Alumina Production

The Shareholders' Agreement contemplates that the Project Company will enter into an off-take agreement on similar terms and at the same price with each shareholder for its proportionate share of all available alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement (see "Off-take Agreements" below) will be allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

Material Breach

Material breach under the Shareholders' Agreement means a shareholder failing to provide capital under the Shareholders' Agreement, failing to comply with any material obligation under the Shareholders' Agreement, failing to make payment pursuant to an off-take agreement with the Project Company or becoming insolvent.

In such circumstances, a defaulting shareholder and its appointed directors may not vote on any matter. A defaulting shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. In the event that such breach is not cured prior to the expiry of the applicable cure period, such a defaulting shareholder will be deemed to have served an offer on each other shareholder to sell all of its interests in the Project. The price for such shareholder's interests will be the lower of: (a) the aggregate of: (i) in the case of the Subscribers, the consideration paid by such shareholder or, in the case of GAI, $80,000,000; and (ii) the aggregate of all amounts advanced by the defaulting shareholder to Guinea Alumina up to that date; and (b) 90 per cent of the fair market value of the relevant interests in the Project, and such defaulting shareholder's off-take rights (taken as a whole), where the fair market value is determined by an independent expert.

<u>*Services Agreements*</u>

On Completion, the Project Company and an affiliate of BHP Billiton will enter into a ten-year agreement under which BHP Billiton will provide technical services and support to the Project (the "Technical Services Agreement"). BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of $30 million for the period up to mechanical completion of the

Project payable in 16 equal quarterly instalments of $1,875,000 beginning on the last day of June; (ii) $3.00 per tonne of alumina produced by the Project (as adjusted and excluding any expansion) up to the fifth anniversary of the Project being operational; and (iii) $2.50 per tonne of alumina produced by the Project (as adjusted and excluding any expansion) thereafter. In the case of an expansion of the Project BHP Billiton would be entitled to additional fees equal to 50% of the non-expansion fee rate on alumina produced by the expansion.

At the same time, the Project Company and Aluminpro will enter into a services agreement (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project as requested, including of a technological support nature in connection with the design, construction and operation of the Project.

Off-take Agreements

On September 30, 2005, the Project Company and DUBAL entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

On January 24, 2006, the Project Company and Glencore International AG ("Glencore") entered into a 20 year purchase and sale agreement on a take or pay basis for 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. Since February 2007, Global Alumina and Mitsubishi have been in negotiations with respect to the terms of a supply agreement.

On October 30, 2001, GAPCO granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. This agreement was amended in 2006. Under an agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Litigation

On February 23, 2007, a complaint (the "Complaint") was filed against the Corporation, among others, alleging breach of contract and unjust enrichment. GAPCO, the Corporation's predecessor, contracted with the plaintiff to assist it in raising capital. The plaintiff arranged for IBK investment banking firm in Toronto to coordinate a private placement of units ("Units") of GAPCO, consisting of one GAPCO common share and one-half of a warrant (a "Warrant") to

purchase a GAPCO common share for $1.50. Each Unit was sold for $1.00. GAPCO and the plaintiff entered into a written finders fee agreement (the "Finders Fee Agreement") on July 23, 2003 which provided that the plaintiff would receive a commission equal to 1.5% of the cash raised by the IBK private placement.

The Units were placed in January 2004, raising $50 million for GAPCO. GAPCO paid the plaintiff the finders fee of $750,000. The plaintiff alleges that the Finders Fee Agreement entitles him to an additional fee of $562,500 in respect of the proceeds raised on the exercise of the Warrants.

The Corporation's position is that no additional finders fee is payable under the Finders Fee Agreement, as industry practice dictates that commission is only payable in respect of the consideration paid for the securities purchased and not for additional securities that may be issued upon the exercise or conversion of such securities. As the commission was paid on the proceeds raised on the sale of the Units, the Corporation asserts that it has no further obligations to the plaintiff under the Finders Fee Agreement.

The Corporation's motion to dismiss the Complaint was dismissed on April 17, 2007. The Corporation intends to vigorously defend against the allegations contained in the Complaint.

Selected Quarterly Information (unaudited)

	Quarter ended March 31, 2007	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005
Total revenues (interest and fee income)	$37,011	$80,701	$259,328	$632,660	$732,643	$488,573	$189,402	$192,209
Net loss	(5,917,937)	(6,214,878)	(4,432,596)	(5,014,005)	(3,857,106)	(6,434,571)	(3,437,629)	(3,369,821)
Net loss per share	(0.03)	(0.03)	(0.02)	(0.03)	(0.02)	(0.05)	(0.03)	(0.03)

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no alumina sales revenue prior to 2010 at the earliest.

Global Alumina's operations during the three months ended March 31, 2007 produced a net loss of $5,917,937 or $0.03 per share (2006 - $3,857,106 or $0.02 per share). Interest income for the three months was $181 (2006-$692,266).

The "Breakdown of Expenditures" table which follows provides a summary analysis of operating expenditures for the three months ended March 31, 2007 compared to the corresponding period

in 2006. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the three months ended March 31, 2007 were $14,571,905.

Breakdown of Expenditures

Expenditures	Three months ended March 31, 2007	Three months ended March 31, 2006
Construction-in-progress	14,571,905	23,999,583
Professional fees	1,831,648	2,046,594
General and administrative	3,467,021	2,074,558
Amortization	656,279	468,597
Total expenditures	20,526,853	28,589,332

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the three months ended March 31, 2007 decreased by $214,946, or 11%, from the same period in 2006. The decrease is primarily attributable to costs incurred in 2006, but not recurring in 2007, for the debt financing advisor and independent consultants it hired to review the Project for prospective lenders. The decrease is partially offset by increased legal fees associated with the financing.

The significant components of general and administrative expenses include interest expense, salaries, royalty, travel and living expenses, Guinea operating expenses, insurance, healthcare and stock option expenses. General and administrative expenses increased in the three months ended March 31, 2007 over the same period in 2006 by $1,392,463 to $3,467,021. The main drivers of the change are $0.9 million in the first quarter of 2007 for interest expense arising from the Loan Agreement and $0.5 million accrual for advance bauxite royalties expected to be payable to the Government of Guinea. Amortization expense increased by $187,682 for the three months ended March 31, 2007 compared to same period in 2006 primarily due to construction equipment.

Capital Expenditures

The Corporation's current estimate of the total cost to complete construction and development of the Project is approximately $3 billion. This anticipated increase in the total cost of the Project from an estimated $2.65 to $2.95 billion is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of higher commodities, materials and energy prices resulting from the substantial increase in new investment in the natural resource, oil and gas and construction sectors over the past three years. In addition, in the first quarter of 2006, the Corporation made the decision to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend

on the completion of engineering studies and the negotiation of construction contracts. If the transactions contemplated under the Subscription Agreement are completed, the Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina. See "Recent Developments – Subscription Agreement". The Project development schedule contemplates that initial alumina production from the refinery will commence by the middle of 2010 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity in 2011.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

In June 2006, Emirates International Investment Corporation LLC ("EIIC") advised the Corporation that it did not intend to complete the purchase of a $50 million principal amount convertible debenture which it had agreed to purchase pursuant to a subscription agreement dated August 16, 2005 and amended September 22, 2005. At that time, the Corporation moderated its work and expenditure growth rate to conserve cash as it began to seek alternative financing to replace the previously anticipated debenture financing from EIIC. On November 5, 2006, the Corporation entered into the Loan Agreement and, as of the date hereof, has drawn down $50 million of the available borrowings under the Loan Agreement. All amounts owing under the Loan Agreement will become due and payable, with interest, on the earlier of Completion and May 31, 2007 unless extended by mutual agreement. The balance of the available borrowings under the Loan Agreement became available on execution of the Subscription Agreement.

The Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures. The Corporation has had to reduce its expenditure rate by approximately 35% to conserve cash. The Corporation's cash requirements are being met almost entirely from advances under the $100 million secured Loan Agreement.

At March 31, 2007, the Corporation had a working capital deficiency of $46,633,625, compared to a working capital deficiency of $25,625,627 at December 31, 2006. Accounts payable and accrued liabilities decreased by approximately 41% to $15,455,428 at March 31, 2007 as the Corporation continued to moderate its work during the negotiation of the Subscription Agreement. Of the $50 million drawn down to date under the Loan Agreement, $27.9 million was drawn in the first quarter of 2007.

At March 31, 2007, the Corporation had cash on hand of $9,522,944. If Completion were not to occur, the Corporation expects that these funds would be sufficient to enable it to meet its non-discretionary operating and capital expenditure requirements through the second quarter of 2007. If Completion were not to occur, the Corporation would need to identify and secure alternative

sources of financing. If alternative sources of financing were not available on a timely basis, the Corporation would not be able to alleviate its liquidity shortfall. The Corporation is subject to contractual limitations on its ability to raise debt and equity financing under the Loan Agreement (see "Business of Global Alumina – Loan Agreement") and under the DUBAL Subscription Agreement and the IDBIF Subscription Agreement (as defined below).

Upon Completion, 15% of the subscription proceeds, initially US$22.7 million (prior to receipt of deferred payments under the Subscription Agreement) will be freely available to Corporation to fund ongoing corporate expenses. The Corporation believes that these funds will be sufficient to fund corporate expenses through 2011 when the Corporation expects to begin earning revenue from operations from the Project. Moreover, the aggregate subscription proceeds of $260 million are expected to provide the Corporation with sufficient capital to fund its one-third share of approximately $750 million of future Project equity requirements. To date, the Corporation has raised gross proceeds of approximately $248 million through the private placement of equity securities and the exercise of outstanding warrants.

The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Project's assets. This may limit the universe of lenders willing to lend or may increase the borrowing costs or otherwise result in more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. Citigroup has agreed to suspend work and payment of the retainer fee for the period October 1, 2006 through June 30, 2007 pending completion of the Subscription Agreement. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2008.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip assumed the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the Technip MOU, Technip agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $48.5 million to Technip in connection with Phase One. The Technip MOU has expired, however, the Corporation and Technip have been negotiating a new MOU whereby Technip will carry out the engineering and procurement of the equipment and bulk

materials for, and supervise the construction of, the refinery. Until this replacement MOU is agreed between the parties, Technip will continue its work based on the terms of the expired Technip MOU.

Under an MOU dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "2005 MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. On September 29, 2006, the Corporation entered into a new MOU with CCIC and CB&I (the "2006 MOU"). Under the 2006 MOU, CCIC and CB&I will form a joint venture to construct the proposed alumina refinery in Guinea and undertake specialist associated engineering requirements. CB&I is also currently engaged in the engineering work related to the precipitation unit of the proposed refinery. To date, under the 2005 MOU and the 2006 MOU, the Corporation has made aggregate payments of $5.8 million and $6.1 million to CCIC and CB&I, respectively. Additional funds in the amount of $19.1 million have been paid to CCIC for other construction activities.

In 2006, the Corporation entered into four significant contractual commitments related to construction. The expected combined cost of these commitments is $90.8 million. Approximately $41.7 million of this estimated cost has been incurred to date. The first contract, now expected to extend to the third quarter of 2007, is to initiate early works for design, engineering, procurement and construction in connection with the development at the port of Kamsar. The second contract is for earthworks for the development of the refinery site and is expected to be completed in the fourth quarter of 2007. The third contract, for the production of crushed rock for use as railroad ballast, in road construction and in production of concrete for construction of the refinery, power plant and other facilities, has been delayed and is now expected to start in the fourth quarter of 2007. It is a unit price contract, therefore the commitment will depend on actual needs during the construction period. The fourth contract, for the construction of the refinery railroad spur, is expected to be completed in the fourth quarter of 2007.

In connection with the procurement of materials required for construction of the refinery, the Corporation entered into a letter of credit on May 5, 2006 which expired on October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, the Corporation was required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit. There are no letter of credit arrangements outstanding as at the date hereof.

The Corporation has entered into financing agreements as described under "Recent Developments" and "Financing Agreements" and the Subscription Agreement. See also "Liquidity and Capital Resources".

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project. Each is described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into the DUBAL Subscription Agreement and issued to DUBAL 10,000,000 common shares at $2.00 per share, on September 30, 2005. DUBAL also has the right to subscribe for additional common shares constituting 25% of the corporation's shares outstanding on a fully-dilute basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription").

The DUBAL Subscription Agreement restricts the Corporation's ability to raise equity financing by placing the following restrictions on issuances of equity securities by the Corporation: (i) the Corporation may not, prior to the final closing date, issue equity securities to any person if the effect of such issuance would be that such person would own more than 25% of the total number of common shares immediately following the final closing date; (ii) the Corporation may not, prior to the final closing date, issue equity securities at a price of $2.00 or less, unless the issuance is pursuant to a public offering of common shares; and (iii) the Corporation may not, at any time following the final closing date (provided that DUBAL owns at least 10% of the issued and outstanding common shares of the Corporation), issue any securities unless it offers DUBAL the opportunity to subscribe for that number of such securities representing 25% of the securities proposed to be issued.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. In the case of completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL would have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL would have the right to nominate 16.67% of the Board of Directors of Global Alumina.

On April 27, 2007, the Corporation and DUBAL entered into an agreement to provide that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005. EIIC was also committed to purchase a $50

million convertible debenture thereunder but failed to do so. The Corporation believes that EIIC has repudiated the agreement and that the Corporation is no longer bound by the agreement.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at March 31, 2007 or at December 31, 2006.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2006. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to

the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation would recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified: a change in the extent to which the project asset is expected to be used; a change in the manner in which the project asset is expected to be used; an interruption to the construction project for an extended period of time; physical damage to the construction project; or a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met: the costs are incremental and directly related to financing; the proposed financing details are specifically identified; and completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement" and 1530, "Comprehensive Income". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Corporation has adopted these new standards effective January 1, 2007.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 203,752,544 shares were issued and outstanding as at March 31, 2007 and the date hereof.

Share Purchase Warrants

During the three months ended March 31, 2007, there were no exercised or expired warrants. Details of the 2,790,850 share purchase warrants issued and outstanding at March 31, 2007 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
2,790,850	February 3, 2008	$1.00

Employee Stock Options

There are 4,362,500 options outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 5,637,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
1,010,000	1,010,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	500,000	250,000	March 10, 2010	$2.50
482,500	160,833	321,667	July 25, 2010	$1.40
75,000	25,000	50,000	November 8, 2010	$1.57
45,000	15,000	30,000	March 7, 2011	$1.75
1,975,000	Nil	1,975,000	December 11, 2011	$1.00

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $168,722 (2006 - $181,597) has been recognized in the financial statements for the three months ended March 31, 2007.

Related Party Transactions

Related party transactions are disclosed in Note 7 to the unaudited interim financial statements for the three months ended March 31, 2007 and are summarized below.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project . The Corporation and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Corporation's employee

stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Corporation had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on the achievement of Project related milestones. One of these milestones, the signing of the DUBAL Subscription Agreement, occurred in 2005 and the other, the ratification of the Mining Concession, occurred in 2006. The incentive fees in respect of these milestones were paid during the year ended December 31, 2006. The Karalco Agreement does not contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the three months ended March 31, 2007 amounted to $180,000 (2006 - $180,000). During the fourth quarter of 2005, the Corporation determined that an additional amount of $300,000 was payable with respect out-of-pocket and related administrative expenses incurred by Karalco in connection with the services provided to the Corporation. Beginning February 1, 2006, Karalco is reimbursed an amount for office expenses. The cost of such office expenses for the three months ended March 31, 2007 totalled approximately $7,400 (2006 - $4,800).

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement is retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. The total cost attributable to the Herakles Agreement for the three-month period ended March 31, 2007 amounted to approximately $50,000 (2006 - $50,000).

On October 27, 2006, Herakles provided the Corporation with an interest free loan of approximately $177,000 to facilitate the payment of Project related commitments which came due prior to the execution of the Loan Agreement. Following receipt of the loan, the Corporation's cash and cash equivalents were approximately $5,622,000. The loan was repaid by the Corporation in full on November 8, 2006.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Corporation. Sithe Global is reimbursed at cost. The total cost for the three months ended March 31, 2007 amounted to approximately $42,400 (2006 – $83,800). In addition, the President of Sithe Global provides consulting services to the Corporation at a rate of $15,000 per month. The total cost for the three months ended March 31, 2007 amounted to $45,000 (2006 - $45,000). In addition, the

Corporation has provided, at cost, professional services to Sithe Global. The total charge for the three-month period ended March 31, 2007 amounted to approximately $3,800 (2006 - $Nil).

Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the three months ended March 31, 2007 amounted to approximately $182,200 (2006 - $146,000).

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement. See "Financing Agreements – The DUBAL Subscription Agreement". DUBAL and the Corporation are also parties to each of the Loan Agreement, Framework Agreement, Subscription Agreement and DUBAL Off-take Agreement. See "Business of the Corporation – Loan Agreement", "Business of the Corporation – Framework Agreement" and "Business of the Corporation – Joint Venture Transactions".

During the three-month period ended March 31, 2007 an employee of the Corporation performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Corporation's officers are shareholders. Subsequent to quarter end, the Corporation has been reimbursed $41,400 for the costs of services and expenses incurred on behalf of Herakles Telecom arising from this work.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2007. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and

procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under *Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the three month period ended March 31, 2007 there were no changes in the Corporation's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Subscription Agreement, Shareholders' Agreement, Framework Agreement, the Loan Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 29, 2007 are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bruce Wrobel, President and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 7, 2007

(signed) *Bruce Wrobel*
Bruce Wrobel,
Chairman and Co-Chairman and Chief Executive Officer
Global Alumina Corporation

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Michael Cella, Senior Vice-President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 7, 2007

(signed) *Michael Cella*
Michael Cella
Senior Vice-President, Chief Financial Officer and Secretary
Global Alumina Corporation

Global Alumina

GLOBAL ALUMINA COMPLETES JOINT VENTURE AGREEMENTS

TORONTO, ON – May 21, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) announced today that the Company, Global Alumina International, Ltd. ("GAI"), and Guinea Alumina Corporation, Ltd. ("Guinea BVI"), and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminum Company Limited and Mubadala Development Company PJSC have completed the transaction contemplated by the share subscription and related agreements forming the joint venture to develop and operate the Sangarédi Alumina Refinery in the Republic of Guinea. The transaction was completed in escrow on May 17, 2007 pending the transfer of funds, and will be effective from and after May 17, 2007.

Global Alumina has received the first US$151.1 million installment of the aggregate US$260 million proceeds for the issuance to the venture partners of a 66.67% interest in Guinea BVI (BHP Billiton: 33.33%; DUBAL: 25%; and Mubadala: 8.33%), which is developing the Sangarédi Refinery Project through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company"). The Company, through its wholly-owned subsidiary GAI, retains a 33.33% interest in Guinea BVI.

Simultaneous with completion, each joint venture party made its proportionate share of a US$80 million capital contribution to Guinea BVI to repay US$55.3 million of project-related borrowings under its loan facility plus interest and to establish a US$24.7 million cash reserve to fund two months of budgeted, future project expenditures. Global Alumina also contributed an additional US$4.4 million to repay borrowings under the loan facility for corporate costs. Upon repayment in full, the loan facility was terminated.

Guinea BVI's shareholders intend to fund its future costs with additional capital contributions and, upon completion of a bankable feasibility study, third-party debt. After funding its share of the initial capital contribution to repay 100% of the debt under the loan facility and fund two months' of expected costs, Global Alumina has remaining US$120 million of the initial subscription proceeds deposited: US$101.7 million in an escrow account the use of which is restricted to prospective budgeted expenditures of the Project Company and which is also pledged as security for warranty and indemnity obligations under the subscription agreement; and US$18.3 million in an unrestricted account for general corporate purposes.

The remainder of the subscription proceeds will be paid in three additional installments due on the successful completion of specified milestones. These milestone installments include US$42.22 million payable within five days of the joint venture partners' acknowledgement of the transfer of the mining concession from the Company to the Project Company, which is expected by September 30, 2007, US$33.33 million payable within five days of the earlier of June 30, 2007 and ten days after completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project, provided such payment shall not be made until the requirements for the first deferred subscription price are met, which is expected by September 30, 2007, and US$33.33 million payable within five days of the date of a binding commitment for final debt financing for the Project, which is expected shortly after completion of the bankable feasibility study to be completed by yearend.

Each joint venture partner has entered into an off-take agreement with the Project Company, on similar terms and at the same price, for its proportionate share of all available alumina production from the project.

Additional information on the joint venture agreements is contained in material change reports filed on April 5, 2007 and May 7, 2007 which are available on the Company's reference page at www.sedar.com.

About Global Alumina

Global Alumina and its joint venture partners are developing a three million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea (the "Sangarédi Refinery Project"). Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Sangarédi Refinery Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the ability of the Company to satisfy the conditions precedent in respect of the three deferred installments of the subscription price under the subscription agreement; future production levels of the refinery project; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure by the Company or its subsidiaries to complete the conditions precedent to the subsequent installments under the subscription agreement and the Company's inability to negotiate alternative transactions; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the shareholders to approve plans for the development of the refinery project after completion of a feasibility study no later than December 31, 2007; construction risks such as cost overruns, delays and

shortages of labour, materials and equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2007) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminum or raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

END